As filed with the Securities and Exchange Commission on June 22, 2007

Registration No. 333-141876

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Dice Holdings, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7319	20-3179218
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

3 Park Avenue

New York, New York 10016

(212) 725-6550

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Scot W. Melland

President and Chief Executive Officer

Dice Holdings, Inc.

3 Park Avenue

New York, New York 10016

(212) 725-6550

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John C. Kennedy, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000	Brian P. Campbell, Esq. Vice President, Business and Legal Affairs Dice Holdings, Inc. 3 Park Avenue New York, New York 10016 (212) 725-6550	Michael Kaplan, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered(1)	Proposed maximum offering price per share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of registration fee(3)
Common Stock, par value $0.01	19,205,000	$13.00	$249,665,000	$7,665

(1)	Including 2,505,000 shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. The preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 22, 2007.

16,700,000 Shares

Dice Holdings, Inc.

Common Stock

Dice Holdings, Inc. is offering 6,700,000 shares of common stock and the selling stockholders are offering 10,000,000 shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and no public market currently exists for our shares. We currently estimate that the initial public offering price per share will be between $11.00 and $13.00 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 16 to read about factors you should consider before buying shares of our common stock.

We have been approved to list our common stock on the New York Stock Exchange under the symbol “DHX.”

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

The underwriters may also purchase up to an additional 2,505,000 shares of common stock from the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers against payment in New York, New York on                     , 2007.

Credit Suisse	Morgan Stanley

JPMorgan	Lehman Brothers

Jefferies & Company

Prospectus dated                     , 2007.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or such other date stated in this prospectus.

Until                     , 2007 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

INDUSTRY AND MARKET DATA

Industry and market data used throughout this prospectus were obtained through company research, surveys and studies conducted by third parties, and industry and general publications. The information contained in “Prospectus Summary—Our Industry” and “Business—Our Industry” is based on studies, analyses and surveys prepared by Corzen, Inc., International Data Corporation, Forrester Research, US, and the Gartner Group. We have not independently verified any of the data from third party sources nor have we ascertained any underlying economic assumptions relied upon therein. While we are not aware of any misstatements regarding the industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

i

We report the number of “unique visitors” for Dice.com by tracking permanent cookies or unique browser and IP address configurations of visitors who visit our site. A visitor to Dice.com is “unique” once during the measurement period, which is typically one month. We report the number of “unique visitors” for eFinancialCareers.com on an aggregate basis across the complete site network. Visitors who visit more than one site in the network during the measurement period are counted as unique visitors for each site they visit. The reported traffic levels are based upon analysis of our weblogs using industry standard software tools and best practices.

ii

PROSPECTUS SUMMARY

This summary highlights all material information about us and this offering, but does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” and the consolidated financial statements and related notes before investing. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” Except as the context otherwise requires, references in this prospectus to the “Company,” “we,” “our” or “us” are to Dice Holdings, Inc. and its subsidiaries.

Except as the context otherwise requires, references to information being “pro forma” or “on a pro forma basis” means such information is presented after giving effect to (i) the acquisition of eFinancialGroup Limited and the disposition of eFinancialNews, in the 2006 period, (ii) the 2007 Dividend (as defined below), (iii) borrowings under our amended and restated credit facility on March 21, 2007, in connection with the payment of the 2007 Dividend, (iv) the Stock Split (as defined below), (v) the Conversion (as defined below) and (vi) this offering and the estimated use of proceeds from this offering. See “Unaudited Pro Forma Financial Information.”

Our Company

We are a leading provider of specialized career websites for select professional communities. We target employment categories in which there is a scarcity of highly skilled, highly qualified professionals relative to market demand. Our career websites serve as online marketplaces where employers and recruiters find and recruit prospective employees, and where professionals find relevant job opportunities and information to further their careers. Each of our career websites offers job listings, content, career development and recruiting services tailored to the specific needs of the professional community that it serves. Our largest websites by revenue are Dice.com, the leading career website in the United States for technology professionals, and eFinancialCareers.com, the leading global career website for capital markets and financial services professionals.

We believe that as recruiting activities migrate online and the global workforce becomes increasingly specialized, both professionals and employers are demanding access to industry and occupation-specific online recruiting services and career content. Professionals use our websites at no cost to manage their careers by posting their resumes and searching our large and growing collections of job postings. Our customers pay us to post job listings and to access our databases of resumes of highly experienced and qualified professionals. The majority of our revenues are derived from customers who purchase our recruitment packages, which are available through monthly or longer-term contractual arrangements and allow customers to both post job listings and search our databases of resumes.

The Dice service has operated for 16 years and eFinancialCareers.com has operated for almost seven years. We believe that our long operating history has enabled us to build brand recognition and a critical mass of both customers and professionals, which has given us a distinct competitive advantage in our employment categories. As the breadth and number of job listings and skilled professionals using our websites has grown, the increase of each has fostered the growth of the other, further enhancing the value and scale of our marketplaces.

We operate the following websites, each of which focuses on different career sectors or geographic regions:

•	Dice.com, the leading recruiting and career development website for technology and engineering professionals in the United States.

•

eFinancialCareers.com, the leading global recruiting and career development network of websites for capital markets and financial services professionals, headquartered in the United Kingdom and serving the financial services industry in various markets around the world.

•	JobsintheMoney.com, a leading recruiting and career development website for accounting and finance professionals in the United States.

•	ClearanceJobs.com, the leading recruiting and career development website for professionals with active U.S. government security clearances.

•	CybermediaDice.com, the largest targeted vertical career website for technology professionals in India.

We also operate Targeted Job Fairs, a leading producer and host of career fairs and open houses focused primarily on technology and security-cleared candidates in the United States.

On February 14, 2003, our predecessor, Dice Inc., filed a voluntary petition for bankruptcy under Chapter 11 of the United States Bankruptcy Code. Since emerging from bankruptcy on June 30, 2003, we have experienced significant revenue growth. We generated revenues from continuing operations of $83.7 million in 2006, up from $32.2 million in 2004, representing a compound annual growth rate, or “CAGR,” of 61%, and we grew our operating income and cash flow from operations from $3.6 million and $14.0 million to $16.6 million and $39.2 million, representing a CAGR of 115% and 67%, respectively, over the same period. For the period from January 1, 2005 to August 31, 2005, we had net income of $5.9 million and for the period from September 1, 2005 to December 31, 2005, we suffered a net loss of $1.7 million. For the fiscal year ended December 31, 2006 our historical net income was $6.8 million and, on a pro forma basis, we incurred a net loss from continuing operations of $3.6 million. As of March 31, 2007, we had $254.3 million of total intangible assets, of which $159.2 million was goodwill.

Our Industry

We operate in the online employment advertising segment of the broader market for staffing and employment services. The worldwide market for staffing and employment advertising is large and shifting online at a rapid pace. Corzen, Inc. (“Corzen”) estimates that recruitment advertising, comprising spending on print recruitment advertising placed in newspapers and online recruitment advertising and resume database access, in the U.S. market was $6.9 billion in 2006, with $2.2 billion spent online. Corzen forecasts that online recruitment spending will increase to $4.5 billion by 2010, and continue to rapidly gain market share from print recruitment advertising.

We believe that the overall demand for employment advertising and recruiting and career development products and services has significant growth potential. Over the next several years, the aging labor force of the United States is expected to lead to a labor supply-demand imbalance as baby-boomers retire. According to the U.S. Bureau of Labor Statistics, a shortfall of over two million workers in the labor force is forecast by 2014.

We also believe that certain industries that employ highly skilled and highly paid professionals will experience particularly strong demand for effective recruiting solutions due to the scarcity of such professionals. According to the U.S. Bureau of Labor Statistics, for instance, five of the 12 fastest-growing occupations in the United States during the period from 2004 to 2014 are expected to be in technology fields. We believe that international economies show similar trends, with an aging labor force in Europe, and shortages of skilled professionals to meet the demand of growing economies in Asia.

We believe that the market for employment advertising is shifting online due to:

•	the expansion in the size of the Internet population and increased broadband access;

•	the shift in media consumption and spending from offline to online media; and

•	the increased efficiency and cost advantages provided by online job boards compared to offline employment advertising methods.

While generalist job boards have improved the recruiting process compared to traditional offline alternatives, specialized career websites offer job listings, content and services tailored to the specific needs of the communities they serve. Moreover, because specialized career websites attract communities of professionals from specific industries, employers can reach a more targeted and more qualified pool of candidates. We believe this leads to a better recruitment experience for both customers and professionals.

The market for recruiting services and employment advertising is highly competitive with multiple online and offline competitors. Additionally, the further development of the Internet has made it easier for new competitors to emerge with minimal barriers to entry. Our competitors primarily include generalist job boards, newspaper and magazine publishers, national and regional advertising agencies, executive search firms and search and selection firms that carry classified advertising. We also compete with specialized job boards specifically focusing on the industries we serve and new and emerging competitors, such as aggregators of classified information and social networking sites.

Our Value Proposition

We have become a leading provider of specialized career websites for select professional communities by providing unique benefits to professionals and our customers. Our specialized career websites provide professionals with quick and easy access to job listings that are relevant and meet their industry-specific criteria, and provide our customers with pools of hard-to-find, highly qualified professional talent. By providing deep databases of professionals to our customers and a large number of employment opportunities for professionals, we encourage the use of our websites and continue to attract customers to our services. We believe these factors have helped us to achieve a critical mass of both customers and professionals, contributing to the attractiveness and efficiency of our online marketplaces.

Benefits to Professionals

Access to a large number of relevant job postings. Our career websites provide a large number of job postings for technology and engineering, accounting and finance, capital markets and financial services, and U.S. government security-clearance positions. In addition, the specialized focus of our career websites benefits professionals by helping to ensure that the job opportunities posted by our customers are relevant and attractive to them.

Compelling user experience. We have designed each of our career websites with the specific needs of our target audiences of professionals in mind. We believe that our customized search engines and audience-tailored websites are efficient and relevant, easy to use and valuable to our users, helping us build a loyal and engaged audience.

Targeted career development services and tools. We provide professionals with targeted career development services and tools including content, decision support tools and relevant industry news. We believe our career development services and tools benefit the professionals who use our career websites by providing them with relevant information to manage and enhance their careers, and also increase the engagement of professionals with our sites.

Benefits to our Customers

Unique pools of qualified professionals. We seek to improve the efficiency of the recruiting process for our customers by providing quick and easy access to large and up-to-date pools of highly qualified and hard to reach professionals. Moreover, because the communities of professionals who visit our websites are highly skilled and specialized within specific industries, we believe our customers reach a more targeted and qualified pool of candidates than through generalist sites.

Efficient and targeted candidate searches. Our career websites are easy to use and our search engines are designed so that our customers can search our resume databases quickly to find professionals who meet specified criteria. We believe that this approach results in a faster and more efficient search for candidates, helps our customers improve the efficiency of their recruiting efforts and increases customer preference for our career solutions relative to our competitors.

High-quality customer support. We are able to differentiate ourselves from our competitors by providing extensive ongoing support to our customers. We personalize our customer support efforts by providing our customers with representatives that are knowledgeable about the professional communities we serve and the skill sets of professionals in those communities.

Our Strategy

Our goal is to be the leading global network of specialized career websites for select professional communities. Our primary objective is to maximize the potential of our career websites. To achieve these goals, we are pursuing the following strategies:

•	continue to grow the size, quality and uniqueness of our professional communities;

•	continue to execute on customer acquisition;

•	further build brand awareness;

•	enhance content and community features across our websites;

•	further expand our services globally; and

•	selectively expand into new verticals.

Risks Associated With Our Business

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors.” These risks represent challenges to the successful implementation of our strategy and the growth of our business. Some of these risks are:

•	We operate in a highly competitive developing market and we may be unable to compete successfully against existing and future competitors.

•	If we fail to maintain and develop our reputation and brand recognition our business could be adversely affected.

•

Our business is largely based on customers who purchase monthly or annual recruitment packages. Any failure to increase or maintain the number of customers who purchase recruitment packages could adversely impact our revenues.

•	We may be adversely affected by cyclicality or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

•	If we fail to attract qualified professionals to our websites or grow the number of qualified professionals who use our websites our revenues could decline.

•

Our history of operations includes periods of operating and net losses, and we may incur operating and net losses in the future. Our significant net losses in periods prior to 2003 and the significant amount of indebtedness incurred by our predecessor led us to declare bankruptcy in early 2003.

•	A write-off of all or a part of our goodwill would hurt our operating results and reduce our net worth.

For further discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk Factors” beginning on page 16.

Recent Developments

eFinancialGroup Acquisition

On October 31, 2006, we acquired all of the outstanding capital stock of eFinancialGroup Limited, or “eFinancialGroup.” eFinancialGroup operated the career websites eFinancialCareers.com, which targets global capital markets and financial services professionals and employers, and JobsintheMoney.com, which targets the financial and accounting job market in the United States, and a financial publishing business, eFinancialNews. As consideration for the acquisition, we paid the stockholders of eFinancialGroup, which we refer to as the “eFG Stockholders,” £56.5 million (or approximately $106.3 million at the exchange rate in effect on October 31, 2006) in cash and issued 3,628,992 shares of our Series A convertible preferred stock valued at $25.2 million. Immediately after the acquisition, we sold eFinancialNews back to a group of eFinancialGroup’s former stockholders for £22.0 million (or approximately $41.6 million in cash at the exchange rate in effect on October 31, 2006). We refer to the acquisition of eFinancialGroup and the disposition of eFinancialNews as the “eFinancialGroup Acquisition.”

Amended and Restated Credit Facility

On March 21, 2007, we entered into an amended and restated credit facility, or the “Amended and Restated Credit Facility,” that refinanced and extended the maturity of our outstanding indebtedness under our prior credit facility, increased our borrowing capacity and amended certain of the restrictive covenants to provide us greater financial and operating flexibility. Our Amended and Restated Credit Facility provides for a $125 million term loan and a $75 million revolving facility, each with a five year maturity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Amended and Restated Credit Facility.” As of March 31, 2007, we had borrowings of $191.0 million outstanding under our Amended and Restated Credit Facility.

Dividends

On October 27, 2006, we paid a cash dividend of approximately $11.2 million in the aggregate, or $0.22 per share, to holders of our Series A convertible preferred stock (the “2006 Dividend”). On March 23, 2007, we used a portion of the proceeds from the Amended and Restated Credit Facility to pay a dividend of approximately $107.9 million in the aggregate, or $1.95 per share, to holders of our common stock and Series A convertible preferred stock and to make a payment of $4.6 million in the aggregate, or $1.95 per vested option, to holders of vested stock options in lieu of a dividend. We refer to this dividend as the “2007 Dividend.” See “Dividend Policy.” We paid these dividends despite having net losses on a pro forma basis for the fiscal year ended December 31, 2006 in order to provide our stockholders with a return on their investment as a result of our improved operating results. In this prospectus, we refer to the borrowings under our Amended and Restated Credit Facility and the 2007 Dividend as the “2007 Financing.” We intend to use the proceeds to us from this offering to pay down amounts outstanding under the Amended and Restated Credit Facility and for working capital and general corporate purposes. See “Use of Proceeds.”

Discontinued Operations

On March 30, 2007, we ceased all significant business activities of our subsidiary MeasureUp. We decided to abandon the MeasureUp business after assessing the long-term economic viability of MeasureUp in light of its projected operating losses and the lack of an operational or strategic fit with our core business, and after unsuccessfully attempting to sell the business. We reflect the results of operations for MeasureUp as discontinued operations for all periods presented in this prospectus.

Conversion and Stock Split

Prior to this offering, we had common stock and Series A convertible preferred stock outstanding. In accordance with the terms of the certificate of designation for our Series A convertible preferred stock, the holders of 66 2/3% of all outstanding Series A convertible preferred stock have the right at any time to require that all the outstanding shares of Series A convertible preferred stock be converted into an equal number of shares of our common stock. Prior to the consummation of this offering, our principal stockholders, which consist of certain affiliates of General Atlantic LLC and certain affiliates of Quadrangle Group LLC and who in the aggregate own more than 66 2/3% of our outstanding Series A convertible preferred stock, will require that all of the outstanding shares of Series A convertible preferred stock be converted into an equal number of shares of our common stock. As a result, after this offering, we will only have common stock outstanding. We refer to this conversion of the Series A convertible preferred stock into common stock as the “Conversion.” On June 18, 2007, we increased our total authorized number of shares of capital stock and effected a 461 to 1 stock split, which we refer to as the “Stock Split.” Unless otherwise noted, all information in this prospectus gives effect to the Conversion and the Stock Split. See “Certain Relationships and Related Transactions—Conversion and Stock Split.”

We refer to our General Atlantic, LLC investment fund stockholders as the “General Atlantic Stockholders” and to our Quadrangle Group LLC investment fund stockholders as the “Quadrangle Stockholders.” We refer to the General Atlantic Stockholders and the Quadrangle Stockholders collectively as the “Principal Stockholders.”

Corporate History and Information

We were incorporated in Delaware on June 28, 2005, but through our predecessors have been in the technology recruiting and career development business since 1991. On February 14, 2003, our predecessor, Dice Inc., filed a voluntary petition for bankruptcy under Chapter 11 of the United States Bankruptcy Code. At that time, Dice Inc. was a publicly held company and its common stock was traded on the Nasdaq National Market until it was de-listed. Dice Inc.’s plan of reorganization became effective on June 30, 2003 and Dice Inc. emerged from bankruptcy as a privately-held company.

On August 31, 2005, the Principal Stockholders acquired all of our outstanding equity in connection with our acquisition of Dice Inc. from its stockholders, which we refer to as the “2005 Acquisition.” Currently, the Principal Stockholders beneficially own in the aggregate approximately 92% of the outstanding shares of our Series A convertible preferred stock and all of our outstanding common stock. Upon completion of this offering, the Principal Stockholders will beneficially own approximately 41,510,174 shares of our common stock or 67% (39,588,476 shares of our common stock, or 64%, if the underwriters exercise their over-allotment option in full).

Together, our Principal Stockholders will continue to control more than 50% of the voting power of our common stock upon completion of this offering. As a result, we will be considered a “controlled company” for the purposes of the New York Stock Exchange (“NYSE”) listing requirements and therefore we will be permitted to, and we intend to, opt out of the NYSE listing requirements that would otherwise require our board of directors to have a majority of independent directors and our Compensation and Nominating and Corporate Governance Committees to be comprised entirely of independent directors. See “Management—Corporate Governance—Controlled Company.”

Our corporate headquarters is located at 3 Park Avenue, New York, NY 10016, and our telephone number is (212) 725-6550. Our website is http://about.dice.com. Information contained on our website does not constitute a part of this prospectus.

Our Principal Stockholders

General Atlantic LLC, or “General Atlantic,” is a leading global private equity firm providing capital for innovative companies where information technology or intellectual property is a key driver of growth. The firm was founded in 1980 and has approximately $12 billion in capital under management. General Atlantic has invested in over 160 companies, including us. General Atlantic has offices in Greenwich, New York, Palo Alto, London, Düsseldorf, Mumbai and Hong Kong.

Quadrangle Group LLC, or “Quadrangle,” is a private investment firm with over $5 billion in assets under management. Quadrangle invests in media and communications companies through separate private and public investment strategies and in debt securities across all industries through a debt investment program. Quadrangle Capital Partners, its private equity business, invests in media and communications companies in partnership with superior management and where it believes its experience, relationships and capital can create long-term value. Quadrangle has offices in New York and London.

Dividend and Offering Proceeds

The following table sets forth the cash proceeds received by the Principal Stockholders and each of our executive officers and directors in connection with the 2006 Dividend and the 2007 Dividend, and the expected cash proceeds each will receive from this offering:

	2006 Dividend	2007 Dividend	Offering Proceeds(1)(2)	Total
Principal Stockholders
General Atlantic Stockholders	$5,520,000	$49,775,973	$52,559,839	$107,855,812
Quadrangle Stockholders	$5,520,000	$49,775,973	$52,559,839	$107,855,812

Executive Officers
Scot W. Melland	$65,000	$2,732,728	$—	$2,797,728
Michael P. Durney	$40,000	$1,090,031	$—	$1,130,031
Thomas Silver	$15,000	$865,004	$—	$880,004
Brian Campbell	$5,000	$199,824	$—	$204,824
Constance Melrose	$2,500	$128,715	$—	$131,215
John Benson	$—	$1,203,933	$—	$1,203,933
Paul Melde	$2,500	$117,014	$—	$119,514

Directors
John W. Barter	$—	$—	$—	$—
Peter Ezersky	$—	$—	$—	$—
David S. Gordon	$—	$499,561	$—	$499,561
David Hodgson	$—	$—	$—	$—
Anton J. Levy	$—	$—	$—	$—
Jeffrey S. Nordhaus	$—	$—	$—	$—
William Wyman	$—	$—	$—	$—

(1)	Based on an assumed public offering price of $12.00 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriting discount and commission but before the estimated expenses of the offering.
(2)	Assumes no exercise of the underwriters option to purchase additional shares to cover over-allotments. If the underwriters exercise their over-allotment option, the expected aggregate cash proceeds of the offering (less the underwriting discount and commission but before estimated expenses) received by each of the Principal Stockholders, directors and executive officers would be as follows: the General Atlantic Stockholders would receive $63,282,914, the Quadrangle Stockholders would receive $63,282,914, Mr. Melland would receive $3,086,856, Mr. Durney would receive $1,414,809, Mr. Silver would receive $1,306,769, Mr. Campbell would receive $257,238 and Ms. Melrose would receive $187,778.

For further information, see “Principal and Selling Stockholders,” “Certain Relationships and Related Transactions—Dividends” and “Certain Relationships and Related Transactions—Dividends and Offering Proceeds.”

The Offering

Common stock outstanding before this offering	55,260,992 shares.

Common stock offered by us	6,700,000 shares.

Common stock offered by the selling stockholders	10,000,000 shares.

Common stock to be outstanding immediately after this offering	61,960,992 shares.

Use of proceeds

We expect to use the net proceeds from this offering to repay a portion of the outstanding indebtedness under our Amended and Restated Credit Facility and for working capital and general corporate purposes.

We will not receive any proceeds from the sale of our common stock by the selling stockholders.

See “Use of Proceeds.”

NYSE symbol	“DHX.”

Risk Factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.

The number of shares of our common stock outstanding after this offering excludes 8,227,467 options to purchase shares of common stock (8,162,697 shares if the underwriters exercise their over-allotment option, as a result of the exercise of stock options by certain selling stockholders) that are currently outstanding under the Dice Holdings, Inc. 2005 Omnibus Stock Plan (the “2005 Stock Plan”) and the Dice Holdings, Inc. 2007 Equity Award Plan (the “2007 Equity Plan”). See “Executive Compensation—Incentive Plans.” Unless we indicate otherwise, all information in this prospectus assumes that the underwriters do not exercise their option to purchase up to 2,505,000 shares of our common stock to cover over-allotments. If the underwriters exercise their over-allotment option, approximately 62,025,762 shares of our common stock will be outstanding after this offering, as a result of the exercise of stock options by certain selling stockholders.

Unless we indicate otherwise, all information in this prospectus assumes an initial public offering price of $12.00 per share, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus.

Summary Historical and Pro Forma Combined Consolidated Financial and Other Data

The information set forth below should be read in conjunction with “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Information” and our consolidated financial statements and related notes included elsewhere in this prospectus.

The consolidated statements of operations data for the year ended December 31, 2004 and eight months ended August 31, 2005 have been derived from the audited consolidated financial statements and related notes of Dice Inc. (“Predecessor”), which are included elsewhere in this prospectus. The consolidated statements of operations data for the four months ended December 31, 2005 and the year ended December 31, 2006 and the consolidated balance sheet data as of December 31, 2006 have been derived from the audited consolidated financial statements and related notes of Dice Holdings, Inc. (“Successor”), which are included elsewhere in this prospectus.

The consolidated statements of operations data for the three month periods ended March 31, 2006 and 2007 and the balance sheet data as of March 31, 2007 have been derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus and have been prepared on the same basis as our audited financial statements. In the opinion of management, our unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. Our results of operations for the three month period ended March 31, 2007 are not necessarily indicative of the results that can be expected for the full year or any future period.

The following table also presents summary pro forma combined consolidated statements of operations data for the fiscal year ended December 31, 2006 and for the three month period ended March 31, 2007, that gives effect to the (i) eFinancialGroup Acquisition and the disposition of eFinancialNews in the 2006 period, (ii) the 2007 Dividend, (iii) additional borrowings under our Amended and Restated Credit Facility in order to pay the 2007 Dividend, (iv) the Stock Split, (v) the Conversion and (vi) this offering and the estimated use of proceeds from this offering, as if they had occurred at January 1, 2006 and summary pro forma combined consolidated balance sheet data as of March 31, 2007 that gives effect to the Stock Split, the Conversion, this offering and the estimated use of proceeds from this offering, as if they had occurred on March 31, 2007. Such data has been derived from our unaudited pro forma financial information included elsewhere in this prospectus.

The financial data includes the impact of various acquisitions from the date of acquisition.

	(Predecessor) Dice Inc. Reorganized(1)		(Successor) Dice Holdings, Inc.(1)
	Year Ended December 31, 2004(2)	Period from January 1, 2005 – August 31, 2005(3)	Period from September 1, 2005 – December 31, 2005	Year Ended December 31, 2006(4)	Pro Forma Year Ended December 31, 2006	Three Months Ended March 31, 2006	Three Months Ended March 31, 2007	Pro Forma Three Months Ended March 31, 2007
	(in thousands except share and per share data)
Consolidated Statements of Operations Data:
Revenues	$32,232	$33,876	$17,002	$83,658	$101,674	$16,077	$30,540	$30,540
Operating expenses:
Cost of revenues	2,392	2,398	1,181	4,824	5,847	1,110	1,897	1,897
Product development	1,557	1,048	597	2,358	3,631	434	980	980
Sales and marketing	15,002	13,853	8,105	34,488	42,608	7,128	13,601	13,601
General and administrative	6,246	4,710	3,152	10,467	17,767	2,058	4,024	4,024
Depreciation	2,030	990	380	1,830	1,853	335	651	651
Amortization	1,378	1,248	4,168	13,092	19,509	3,026	5,228	5,228

Total operating expenses	28,605	24,247	17,583	67,059	91,215	14,091	26,381	26,381

Operating income (loss)	3,627	9,629	(581)	16,599	10,459	1,986	4,159	4,159

Interest expense	(44)	(15)	(2,019)	(4,745)	(17,041)	(1,331)	(2,347)	(4,139)
Interest income	237	474	44	191	191	27	77	77
Other income (expense)	(17)	(160)	—	—	—	—	—	—

	(Predecessor) Dice Inc. Reorganized(1)		(Successor) Dice Holdings, Inc.(1)
	Year Ended December 31, 2004(2)	Period from January 1, 2005 – August 31, 2005(3)	Period from September 1, 2005 – December 31, 2005	Year Ended December 31, 2006(4)	Pro Forma Year Ended December 31, 2006	Three Months Ended March 31, 2006	Three Months Ended March 31, 2007	Pro Forma Three Months Ended March 31, 2007
	(in thousands except share and per share data)
Income (loss) from continuing operations before income taxes and minority interest	3,803	9,928	(2,556)	12,045	(6,391)	682	1,889	97
Income tax expense (benefit)	2,162	4,155	(939)	4,642	(2,514)	262	(1,070)	(1,787)
Minority interest in net loss of subsidiary	—	224	88	296	296	53	—	—

Income (loss) from continuing operations	1,641	5,997	(1,529)	7,699	$(3,581)	473	2,959	$1,884

Discontinued operations:
Income (loss) from discontinued operations	267	(221)	(304)	(1,462)		(232)	(537)
Income tax benefit (expense) from discontinued operations	(106)	89	111	541		88	5,455

Income (loss) from discontinued operations, net of tax	161	(132)	(193)	(921)		(144)	4,918

Net income (loss)	1,802	5,865	(1,722)	6,778		329	7,877
Dividends	—	—	—	(11,180)		—	(107,718)

Income (loss) to common stockholders	$1,802	$5,865	$(1,722)	$(4,402)		$329	$(99,841)

	(Predecessor) Dice Inc. Reorganized(1)		(Successor) Dice Holdings, Inc.(1)
	Year Ended December 31, 2004(2)	Period from January 1, 2005 – August 31, 2005(3)	Period from September 1, 2005 – December 31, 2005	Year Ended December 31, 2006(4)	Pro Forma Year Ended December 31, 2006(6)	Three Months Ended March 31, 2006	Three Months Ended March 31, 2007	Pro Forma Three Months Ended March 31, 2007(6)
	(in thousands except share and per share data)
Basic earnings (loss) per share(5):
From continuing operations	$82.08	$299.95	$(16.58)	$(37.75)	$(0.77)	$0.01	$(1,136.21)	$(0.50)
From discontinued operations	8.05	(6.60)	(2.09)	(9.99)		0.00	53.34

	$90.13	$293.35	$(18.67)	$(47.74)		$0.01	$(1,082.87)

Diluted earnings (loss) per share(5):
From continuing operations	$77.27	$268.18	$(16.58)	$(37.75)	$(0.77)	$0.01	$(1,136.21)	$(0.50)
From discontinued operations	7.58	(5.90)	(2.09)	(9.99)		0.00	53.34

	$84.85	$262.28	$(18.67)	$(47.74)		$0.01	$(1,082.87)

Weighted average shares outstanding:
Basic	19,993	19,993	92,200	92,200	61,960,992	92,200	92,200	61,960,992
Diluted	21,238	22,362	92,200	92,200	61,960,992	52,149,717	92,200	61,960,992
Other Financial Data:
Net cash provided by operating activities from continuing operations	$14,017	$16,542	$7,488	$39,184	$34,398	$9,571	$14,594	$13,519
Depreciation and amortization	3,408	2,238	4,548	14,922	21,362	3,361	5,879	5,879
Capital expenditures	1,046	2,076	582	2,694	N/A	793	631	N/A
Net cash provided by (used for) investing activities from continuing operations	(9,597)	5,132	(164,764)	(66,441)	N/A	(927)	(646)	N/A
Net cash provided by (used for) financing activities from continuing operations	(411)	(61)	160,381	27,964	N/A	(9,000)	(12,739)	N/A
Deferred revenue(7)	10,358	15,592	16,983	34,520	34,520	N/A	42,297	42,297
Adjusted EBITDA(8)(9)	7,483	11,754	7,800	35,957	36,576	6,786	11,370	11,370

	At March 31, 2007	Pro Forma at March 31, 2007
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,370	$47,642
Goodwill and intangible assets, net	254,278	254,278
Total assets	303,222	343,494
Deferred revenue(7)	42,297	42,297
Long-term debt, including current portion	191,000	159,000
Total stockholders’ equity	30,320	102,592

(1)	On February 14, 2003, our Predecessor, Dice Inc., filed a voluntary petition for bankruptcy under Chapter 11 of Title 11 of the United States Bankruptcy Code. Its Joint Plan of Reorganization became effective on June 30, 2003. The periods presented prior to September 1, 2005 have been designated “reorganized,” and reflect our Predecessor’s accounts after the effectiveness of its Joint Plan of Reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code. The periods on or after September 1, 2005 reflect our accounts after the 2005 Acquisition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Company” for additional information.
(2)	Reflects the acquisition of ClearanceJobs in September 2004.
(3)	Reflects the acquisition of Targeted Job Fairs in January 2005.
(4)	Reflects the eFinancialGroup Acquisition on October 31, 2006.
(5)	Basic and diluted net income (loss) per share is computed by dividing the net income (loss) applicable to common stockholders by the weighted-average number of shares outstanding for the period.
(6)	Unaudited pro forma net income (loss) per share and pro forma weighted average shares outstanding reflects the Stock Split, which we effected on June 18, 2007, and the Conversion, which will occur immediately prior to the closing of this offering. See “Certain Relationships and Related Transactions—Conversion and Stock Split.”
(7)	Deferred revenue is a key metric of our business as it indicates a level of sales already made that will be recognized as revenue in the future. Deferred revenue reflects our increased ability to sign customers to long-term contracts. We recorded deferred revenue of $16.1 million on our consolidated balance sheet, as of August 31, 2005, prior to purchase accounting adjustments related to the 2005 Acquisition. As required by generally accepted accounting principles in the United States, or “U.S. GAAP,” in determining the fair value of the liabilities assumed under purchase accounting, the acquired deferred revenue is to be recorded at fair value to the extent it represents an assumed legal obligation. We estimated our obligation related to deferred revenue as a result of the 2005 Acquisition using the cost build-up approach which determines fair value by estimating the costs related to fulfilling the obligation plus a normal profit margin. The estimated costs to fulfill our deferred revenue obligation in connection with the 2005 Acquisition were based on our expected future costs to fulfill our obligation to our customers. As a result, we recorded an adjustment to reduce the carrying value of deferred revenue by $6.0 million, to $10.1 million. The reduction negatively impacted revenues by $3.6 million and $2.1 million for the periods ended December 31, 2005 and 2006, respectively. Similarly, we recorded deferred revenue for eFinancialGroup at the date of the acquisition of $3.6 million, prior to purchase accounting adjustments. We estimated our obligation related to deferred revenue based on future costs to fulfill our obligation to our customers. As a result, we recorded an adjustment to reduce the carrying value of deferred revenue for eFinancialGroup by $2.4 million, to $1.2 million. The reduction negatively impacted revenues by $918,000 and $758,000 during the year ended December 31, 2006 and three months ended March 31, 2007, respectively.
(8)

Adjusted EBITDA is a metric used by management to measure our liquidity. Adjusted EBITDA, as defined in our Amended and Restated Credit Facility, is net income (loss) before interest expense, interest income, income tax expense, depreciation and amortization further adjusted to eliminate non-cash stock compensation expense and extraordinary or nonrecurring non-cash charges or expenses, and to add back the deferred revenue written off in connection with the 2005 Acquisition and the eFinancialGroup Acquisition purchase accounting adjustments. Adjusted EBITDA provides investors information related to our ability to provide cash flows to meet future debt service, capital expenditures and working capital requirements and fund future growth.

We present Adjusted EBITDA as a supplemental liquidity measure because we believe that it provides our management, board of directors and investors with additional information to measure our liquidity by excluding potential differences caused by variations in capital structures (affecting interest expense) and tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses), and to estimate our value.

Adjusted EBITDA is also presented because covenants in our Amended and Restated Credit Facility contain ratios based on this measure. Our Amended and Restated Credit Facility is material to us because it is one of our primary sources of liquidity. If our Adjusted EBITDA were to decline below certain levels, covenants in our Amended and Restated Credit Facility that are based on Adjusted EBITDA may be violated and could cause, among other things, an inability to incur further indebtedness under the Amended and Restated Credit Facility and in certain circumstances a default or mandatory prepayment under our Amended and Restated Credit Facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adjusted EBITDA,” for additional information on the covenants in our Amended and Restated Credit Facility.

Adjusted EBITDA is not a measurement of our liquidity under U.S. GAAP and should not be considered as an alternative to cash flow from operating activities as a measure of our liquidity.

We understand that although Adjusted EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our liquidity or results as reported under U.S. GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

To compensate for these limitations, management evaluates our liquidity by considering the economic effect of the excluded expense items independently as well as in connection with its analysis of cash flows from operations and through the use of other financial measures, such as capital expenditure budget variances, investment spending levels and return on capital analysis.

(9) The following table reconciles Adjusted EBITDA, as defined in our Amended and Restated Credit Facility, to cash flows from operating activities for the periods presented:

	(Predecessor) Dice Inc. Reorganized		(Successor) Dice Holdings, Inc.
	Year Ended December 31, 2004	Period from January 1, 2005 - August 31, 2005	Period from September 1, 2005 - December 31, 2005	Year Ended December 31, 2006	Pro Forma Year Ended December 31, 2006	Three Months Ended March 31, 2006	Three Months Ended March 31, 2007	Pro Forma Three Months Ended March 31, 2007
Reconciliation of Net Cash Provided By Operating Activities to Adjusted EBITDA:
Net cash provided by operating activities of continuing operations	$14,017	$16,542	$7,488	$39,184	$34,398	$9,571	$14,594	$13,519
Adjustments:
Interest expense	44	15	2,019	4,745	17,041	1,331	2,347	4,139
Interest income	(237)	(474)	(44)	(191)	(191)	(27)	(77)	(77)
Income tax expense (benefit)	2,162	4,155	(939)	4,642	(2,514)	262	(1,070)	(1,787)
Deferred income taxes	(2,167)	(3,873)	939	(3,127)	(2,491)	(74)	7,386	7,386
Change in accounts receivable	1,482	824	1,374	4,748	5,409	51	(1,062)	(1,062)
Change in deferred revenue	(5,045)	(5,456)	(6,884)	(16,269)	(17,365)	(6,665)	(7,752)	(7,752)
Changes in working capital	(2,707)	272	203	(1,017)	(953)	1,122	1,315	1,315
Adjustments for discontinued operations	(461)	(251)	—	273	273	13	(5,069)	(5,069)
Deferred revenue purchase accounting adjustments	395	—	3,644	2,969	2,969	1,202	758	758

Adjusted EBITDA	$7,483	$11,754	$7,800	$35,957	$36,576	$6,786	$11,370	$11,370

RISK FACTORS

Investing in our common stock involves substantial risks. In addition to the other information in this prospectus, you should carefully consider the following factors before investing in our common stock. Any of the risk factors we describe below could adversely affect our business, results of operations, financial condition and liquidity. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events, causing you to lose all or part of the money you paid to buy our shares. Certain statements in “Risk Factors” are forward-looking statements. See “Forward-Looking Statements.”

Risks Related to Our Business

We operate in a highly competitive developing market and we may be unable to compete successfully against existing and future competitors.

The market for career services is highly competitive and barriers to entry in the market are relatively low. For example, there are approximately 40,000 job boards currently operating on the Internet, and new competitors may emerge. We do not own any patented technology that would preclude or inhibit competitors from entering the recruiting and career development services market.

We compete with other companies that direct all or portions of their websites toward certain segments or sub-segments of the industries we serve. We compete with generalist job boards, some of which have substantially greater resources and brand recognition than we do, such as Monster.com, Hotjobs.com (owned by Yahoo!), and CareerBuilder (owned by Gannett, Tribune and McClatchy), which, unlike specialist job boards, permit customers to enter into a single contract to find professionals across multiple occupational categories and attempt to fill all their hiring needs through a single website, as well as job boards focused specifically on the industries we service, such as ComputerJobs.com, JustTechJobs.com and CareerBank.com. We also compete with newspaper and magazine publishers, national and regional advertising agencies, executive search firms and search and selection firms that carry classified advertising, many of whom have developed, begun developing or acquired new media capabilities such as recruitment websites, or have recently partnered with generalist job boards. In addition, we face competition from new and emerging competitors, such as aggregators of classified advertising, including SimplyHired, Indeed and Google; Craigslist; and social networking sites, such as LinkedIn. Many of our customers also seek to hire candidates directly.

Existing or future competitors may develop or offer services that are comparable or superior to ours at a lower price, which could cause our customers to stop using our services or put pressure on us to decrease our prices. If our current or potential customers, or the qualified professionals who use our websites, choose to use these websites rather than ours, demand for our services could decline and our revenues could be reduced. Additionally, job listings and resume posting in the career services industry are not marketed exclusively through any single channel, and accordingly, our competition could aggregate a set of listings similar to ours. Our inability to compete successfully against present or future competitors could materially adversely affect our business, results of operations, financial condition and liquidity.

If we fail to maintain and develop our reputation and brand recognition our business could be adversely affected.

We believe that establishing and maintaining the identity of our brands, such as Dice and eFinancialCareers, is critical in attracting and maintaining the number of professionals and customers using our services, and that the importance of brand recognition will increase due to the growing number of Internet services similar to ours. Promotion and enhancement of our brands will depend largely on our success in continuing to provide high quality recruiting and career development services. If users do not perceive our existing career and recruiting services to be of high quality, or if we introduce new services or enter into new business ventures that are not favorably received by users, the uniqueness of our brands could be diminished and accordingly the attractiveness of our websites to professionals and customers could be reduced. We may also find it necessary to increase substantially our financial commitment to creating and maintaining a distinct brand loyalty among users. If we cannot provide high quality career services, fail to protect, promote and maintain our brands or incur excessive expenses in an attempt to improve our career services or promote or maintain our brands, our business, results of operations, financial condition and liquidity could be materially adversely affected.

Our business is largely based on customers who purchase monthly or annual recruitment packages. Any failure to increase or maintain the number of customers who purchase recruitment packages could adversely impact our revenues.

Our customers typically include recruiters, staffing firms, consulting firms and direct hiring companies. Customers can choose to purchase recruitment packages, classified postings or advertisements. Most of our revenues are generated by the fees we earn from our customers who purchase monthly or long-term recruitment packages. Our growth depends on our ability to retain our existing monthly and annual recruitment package customers and to increase the number of customers who purchase recruitment packages. Any of our customers may decide not to continue to use our services in favor of alternate services or because of budgetary constraints or other reasons. We cannot assure you that we will be successful in continuing to attract new customers or retaining existing customers or that our future sales efforts in general will be effective. If our existing customers choose not to use our services, decrease their use of our services, or change from being recruitment package customers to purchasing individual classified postings, our services, job listings and resumes posted on our websites could be reduced, search activity on our websites could decline, the usefulness of our services to customers could be diminished, and we could experience declining revenues and/or incur significant expenses.

We may be adversely affected by cyclicality or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the technology and finance sectors. Demand for these professionals, and professionals in the other vertical industries we serve, tends to be tied to economic cycles. For example, during the recession in 2001, employers reduced or postponed their recruiting efforts, including their recruiting of professionals in certain of the vertical industries we serve, such as technology. The 2001 economic recession, coupled with the substantial indebtedness incurred by our predecessor, Dice Inc., resulted in Dice Inc. filing for Chapter 11 protection in 2003. As of April 2007, the seasonally unadjusted unemployment rate was 1.4% for computer-related occupations, 2.4% in the finance sector and 4.3% overall. However, it is expected that the unemployment rate in 2007 will increase. Additionally, the labor market and certain of the industries we serve have historically experienced short term cyclicality. Increases in the unemployment rate, specifically in the technology, finance and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline.

It is difficult to estimate the total number of passive or active job seekers or available jobs in the United States or abroad during any given period. If there is a labor shortage, qualified professionals may be less likely to seek our services, which could cause our customers to look elsewhere for attractive employees. Such labor shortages would require us to intensify our marketing efforts towards professionals so that professionals who post their resumes on our websites remain relevant to our customers, which would increase our expenses. Alternatively, if there is a shortage of available jobs, the number of job postings on our websites could decrease, causing our revenues to decline. Any economic downturn or recession in the United States or abroad for an extended period of time could have a material adverse effect on our business, financial condition, results of operations and liquidity.

If we fail to attract qualified professionals to our websites or grow the number of qualified professionals who use our websites, our revenues could decline.

The value of our websites to our customers is dependent on our ability to continuously attract professionals with the experience, education and skill set our customers seek. For example, the professionals who post their resumes on Dice.com are highly educated, with, as of March 2007, approximately 70% having a bachelor’s degree or higher. Our online surveys indicate that 75% of professionals who use Dice.com have more than five years of experience, almost half have more than 10 years of experience and most are currently employed. To grow our businesses, we must continue to convince qualified professionals that our services will assist them in finding employment, so that customers will choose to use our services to find employees. We do not know the extent to which we have penetrated the market of qualified professionals in the industries we serve or the extent to which we will be able to grow the number of qualified professionals who use our websites. If we are unable to increase the number of professionals using our websites, or if the professionals who use our websites are viewed as unattractive by our customers, our customers could seek to list jobs and search for candidates elsewhere, which could cause our revenues to decline.

Capacity constraints, systems failures or breaches of our network security could materially and adversely affect our business.

We derive almost all of our revenues from the purchase of recruitment products and services and employment advertising offered on our websites. As a result, our operations depend on our ability to maintain and protect our computer systems, most of which are located in redundant and independent systems in Urbandale, Iowa. Any system failure, including network, software or hardware failure that causes interruption or an increase in response time of our services, could substantially decrease usage of our services and could reduce the attractiveness of our services to both our customers and professionals. An increase in the volume of queries conducted through our services could strain the capacity of the software or hardware we employ. This could lead to slower response times or system failures and prevent users from accessing our websites for extended periods of time, thereby decreasing usage and attractiveness of our services.

Our operations are dependent in part on our ability to protect our operating systems against:

•	physical damage from acts of God;

•	terrorist attacks or other acts of war;

•	power loss;

•	telecommunications failures;

•	physical and electronic break-ins;

•	hacker attacks;

•	computer viruses; and

•	similar events.

Although we maintain insurance against fires, floods and general business interruptions, the amount of coverage may not be adequate in any particular case. Furthermore, the occurrence of any of these events could result in interruptions, delays or cessations in service to users of our services, which could materially impair or prohibit our ability to provide our services and significantly impact our business.

Additionally, overall Internet usage could decline if any well-publicized compromise of security occurs or if there is a perceived lack of security of information, including credit card numbers and other personal information. “Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Although we have not experienced any security breaches to date and we maintain a firewall, computer hackers, if successful, could penetrate our network security and misappropriate proprietary or personal information or cause disruptions in our services. We might be required to expend significant capital and resources to protect against, or alleviate, problems caused by hackers. We may also not have a timely remedy against a hacker who is able to penetrate our network security.

Our networks could also be affected by computer viruses or other similar disruptive problems and we could inadvertently transmit viruses across our networks to our users or other third parties. Any of these occurrences could harm our business or give rise to a cause of action against us. Our general business interruption insurance policies have limitations with respect to covering interruptions caused by computer viruses or hackers. We have not added specific insurance coverage to protect against these risks.

Our activities and the activities of third party contractors involve the storage, use and transmission of proprietary and personal information, including personal information collected from professionals who use our websites. Accordingly, security breaches could expose us to a risk of loss or litigation and possibly liabilities. We cannot assure you that contractual provisions attempting to limit our liability in these areas will be successful or enforceable, or that other parties will accept such contractual provisions as part of our agreements.

Any security breaches or our inability to provide users with continuous access to our networks could materially impact our ability to provide our services as well as materially impact the confidence of our customers in our services, either of which could have a material adverse effect on our business.

We may be liable with respect to the collection, storage and use of professionals’ personal information and our current practices may not be in compliance with proposed new laws and regulations.

Our business depends on our ability to collect, store, use and disclose personal data from the professionals who use our websites. Our policies concerning the collection, use and disclosure of personally identifiable information are described on our websites. In recent years, class action lawsuits have been filed and the Federal Trade Commission and state agencies have commenced investigations with respect to the collection, use and sale by various Internet companies of users’ personal information. While we believe we are in compliance with current law, we cannot ensure that we will not be subject to lawsuits or investigations for violations of law. Moreover, our current practices regarding the collection, storage and use of user information may not be in compliance with currently pending legislative and regulatory proposals by the United States federal government and various state and foreign governments intended to limit the collection and use of user information. While we have implemented and intend to implement additional programs designed to enhance the protection of the privacy of our users, these programs may not conform to all or any of these laws or regulations and we may consequently incur civil or criminal liability for failing to conform. As a result, we may be forced to change our current practices relating to the collection, storage and use of user information. Our failure to comply with laws and regulations could also lead to adverse publicity and a loss of consumer confidence if it were known that we did not take adequate measures to assure the confidentiality of the personally identifiable information that our users had given to us. This could result in a loss of customers and revenue and materially impact the success of our business.

Concern among prospective customers and professionals regarding our use of personal information collected on our websites, such as credit card numbers, email addresses, phone numbers and other personal information, could keep prospective customers from using our career services websites. Internet-wide incidents or incidents with respect to our websites, including misappropriation of our users’ personal information, penetration of our network security, or changes in industry standards, regulations or laws could deter people from using the Internet or our websites to conduct transactions that involve confidential information, which could have a material adverse impact on our business.

Additionally, the European Union has adopted a directive, and most of the EU states have adopted laws, that impose restrictions on the collection, use and disclosure of personal data concerning EU residents, and on any transfer of such data outside of the EU. In response to the directive and these laws, which prohibit the transfer of data to countries that are not deemed to have laws that adequately protect data subjects’ privacy rights, other countries have adopted or are considering adopting laws and regulations regarding the collection, use and disclosure of personal data that meet the EU’s standard for adequacy. Directives and privacy acts of these other countries may have an adverse effect on our ability to collect, use, disclose and transfer personal data from users in the applicable countries and consequently may have an adverse effect on our business.

We must adapt our business model to keep pace with rapid changes in the recruiting and career services business, including rapidly changing technologies and the development of new products and services.

Providing recruiting and career development services on the Internet is a relatively new and rapidly evolving business, and we will not be successful if our business model does not keep pace with new trends and developments. The adoption of recruiting and job seeking, particularly among those who have historically relied on traditional recruiting methods, requires acceptance of a new way of conducting business, exchanging information and applying for jobs. The number of customers and professionals utilizing our services has increased over at least the past three years. However, online recruiting may not continue to gain market acceptance at its current rate. If we are unable to adapt our business model to keep pace with changes in the recruiting business, or if we are unable to convince those who use traditional recruiting methods to use our online recruiting services, our business, results of operations, financial condition and liquidity could be materially adversely affected.

Our success is also dependent on our ability to adapt to rapidly changing technology and to develop new products and services. Accordingly, to maintain our competitive position and our revenue base, we must continually modernize and improve the features, reliability and functionality of our service offerings and related products in response to our competitors. Future technological advances in the career services industry may result in the availability of new recruiting and career development offerings or increase in the efficiency of our existing offerings. Many of our competitors have longer operating histories, larger client bases, longer relationships with clients, greater brand or name recognition, or significantly greater financial, technical, marketing and public relations resources than we do. As a result, they may be in a position to respond more quickly to new or emerging technologies and changes in customer requirements, and to develop and promote their products and services more effectively than we can. We may not be able to adapt to such technological changes or offer new products on a timely basis or establish or maintain competitive positions. If we are unable to develop and introduce new products and services, or enhancements to existing products and services, in a timely and successful manner, our business, results of operations, financial condition and liquidity could be materially and adversely affected.

We have a substantial amount of indebtedness which could affect our financial condition.

As of March 31, 2007, we had $191.0 million of outstanding indebtedness under our Amended and Restated Credit Facility and we had the ability to borrow an additional $9.0 million. As of March 31, 2007, after giving effect to this offering and the estimated use of proceeds from this offering, we would have had $159.0 million of indebtedness outstanding and the ability to borrow an additional $41.0 million. We used a portion of the proceeds from the Amended and Restated Credit Facility to pay a dividend of approximately $107.9 million in the aggregate, or $1.95 per share, to holders of our common stock and Series A convertible preferred stock and to make a payment of $4.6 million in the aggregate, or $1.95 per vested option, to holders of vested stock options in lieu of a dividend on March 23, 2007. If we cannot generate sufficient cash flow from operations to service our debt, we may need to further refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to do any of this on a timely basis or on terms satisfactory to us or at all.

Our substantial amount of indebtedness could limit our ability to:

•	obtain necessary additional financing for working capital, capital expenditures or other purposes in the future;

•	plan for, or react to, changes in our business and the industries in which we operate;

•	make future acquisitions or pursue other business opportunities; and

•	react in an extended economic downturn.

If we are unable to generate sufficient cash flow from operations to service our debt, further refinance our debt or raise funds through asset sales, sales of equity or otherwise, then our ability to pay principal and interest on our outstanding indebtedness would also be impaired. Assuming an annual interest rate of 8.85% (the rate in effect on March 31, 2007) and borrowings of $125.0 million, our debt service costs for the remainder of 2007 under the term loan portion of our Amended and Restated Credit Facility would be $8.3 million, and we expect our annual debt service cost for each year thereafter through 2011 to be approximately $11.0 million, with annual debt service costs of $8.1 million in 2012. We estimate our annual debt service costs with respect to the revolving portion of our Amended and Restated Credit Facility will be $6.1 million, assuming an annual interest rate of 8.85% (the rate in effect on March 31, 2007) and borrowings of $69.0 million, which was the amount outstanding under the revolving credit facility as of March 31, 2007. Because borrowings under our Amended and Restated Credit Facility bear interest at a variable rate, our interest expense could increase, exacerbating these risks. For instance, assuming a principal balance of $191.0 million outstanding under our Amended and Restated Credit Facility, which was the amount outstanding as of March 31, 2007, a 1% increase in our variable rate debt would have increased our annual interest expense by $1.9 million.

Additionally, as a holding company, we are dependent on our subsidiaries for our cash flow. If our subsidiaries are unable to distribute cash to us for any reason, including due to restrictions in our Amended and Restated Credit Facility, we would not be able to satisfy our obligations under our credit agreement.

The terms of our Amended and Restated Credit Facility may restrict our current and future operations, which would adversely affect our ability to respond to changes in our business and to manage our operations.

Our Amended and Restated Credit Facility contains, and any future indebtedness of ours would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:

•	incur additional debt;

•	pay dividends and make other restricted payments;

•	create liens;

•	make investments and acquisitions;

•	engage in sales of assets and subsidiary stock;

•	enter into sale-leaseback transactions;

•	enter into transactions with affiliates;

•	transfer all or substantially all of our assets or enter into merger or consolidation transactions;

•	hedge currency and interest rate risk; and

•	make capital expenditures.

Our Amended and Restated Credit Facility also requires us to maintain certain financial ratios. A failure by us to comply with the covenants or financial ratios contained in our Amended and Restated Credit Facility could result in an event of default under the facility which could adversely affect our ability to respond to changes in our business and manage our operations. In the event of any default under our Amended and Restated Credit Facility, the lenders under our Amended and Restated Credit Facility will not be required to lend any additional amounts to us. Our lenders also could elect to declare all amounts outstanding to be due and payable and require us to apply all of our available cash to repay these amounts. If the indebtedness under our Amended and Restated Credit Facility were to be accelerated, there can be no assurance that our assets would be sufficient to repay this indebtedness in full.

Our history of operations includes periods of operating and net losses, and we may incur operating and net losses in the future. Our significant net losses in periods prior to 2003 and the significant amount of indebtedness incurred by our predecessor led us to declare bankruptcy in early 2003.

We experienced operating and net losses of approximately $581,000 and $1.7 million, respectively, in the four month period ending December 31, 2005, due primarily to the negative impact of the deferred revenue adjustment we made at the time of the 2005 Acquisition and the increased amortization expense and interest expense incurred as a result of the 2005 Acquisition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.” Additionally, on a pro forma basis, we experienced a net loss from continuing operations of $3.6 million for the year ended December 31, 2006. If we continue to suffer operating and net losses the trading price of our common stock may decline significantly.

In addition, we had net losses from continuing operations of $16.4 million in 2002, primarily as a result of a decline in demand for the products and services Dice offered stemming from the severe and extended downturn in the general labor market and more specifically the technology labor market that began in 2001, and also due to the significant amount of indebtedness Dice’s predecessor had incurred. As a result on February 14, 2003, Dice Inc. filed a voluntary petition for bankruptcy under Chapter 11 of the United States Bankruptcy Code (the “Joint Plan of Reorganization”). The Joint Plan of Reorganization was confirmed by the Bankruptcy Court on June 24, 2003, and became effective as of the close of business on June 30, 2003, at which point Dice emerged from bankruptcy. Although we have managed to achieve an increase in revenues since Dice emerged from bankruptcy, we have also increased our operating expenses significantly, expanded our net sales and marketing operations, made significant acquisitions and have continued to develop and extend our online career services with the expectation that our revenues will grow in the future. We may not generate sufficient revenues to pay for all of these operating or other expenses, which could have a material adverse effect on our business, results of operations and financial condition.

If we are not able to successfully identify or integrate future acquisitions, including fully integrating the operations of recently acquired eFinancialGroup, our management’s attention could be diverted, and our efforts to integrate future acquisitions could consume significant resources.

An important component of our strategy is to expand the geographic markets and the vertical sectors we serve and diversify the products and services we offer through the acquisition of other complementary businesses and technologies. For example, in October 2006, we consummated the eFinancialGroup Acquisition, and, as a result, we are in the process of integrating eFinancialCareers.com and JobsintheMoney.com, each an online career website targeting capital markets and financial services professionals and accounting and finance professionals, respectively. We have also expanded our global reach through our joint venture in India with CyberMedia Limited, which created the largest targeted vertical career website for technology professionals in India. Our further growth may depend in part on our ability to identify additional suitable acquisition candidates and acquire them on terms that are beneficial to us. We may not be able to identify suitable acquisition candidates or acquire them on favorable terms or at all. In addition, the anticipated results or operational benefits of the eFinancialGroup Acquisition or any other businesses we acquire may not be realized and we may not be successful in integrating eFinancialCareers.com and JobsintheMoney.com or any other acquired business into our operations. Failure to manage and successfully integrate acquired businesses could harm our business. Even if we are successful in making an acquisition, we may encounter numerous risks, including the following:

•	expenses, delays and difficulties in integrating the operations, technologies and products of acquired companies;

•	potential disruption of our ongoing operations;

•	diversion of management’s attention from normal daily operations of the business;

•	inability to maintain key business relationships and the reputations of acquired businesses;

•	entry into markets in which we have limited or no prior experience and in which our competitors have stronger market positions;

•	dependence on unfamiliar employees, affiliates and partners;

•	the amortization of the acquired company’s intangible assets;

•	insufficient revenues to offset increased expenses associated with the acquisition;

•	inability to maintain our internal standards, controls, procedures and policies;

•	reduction or replacement of the sales of existing services by sales of products and services from acquired business lines;

•	potential loss of key employees of the acquired companies;

•	difficulties integrating the personnel and cultures of the acquired companies into our operations; and

•	responsibility for the potential liabilities of the acquired businesses.

If any of these risks materialize, they could have a material adverse effect on our business, results of operations, financial condition and liquidity.

Our potential future growth may strain our resources.

As our operations have expanded, we have experienced a rapid growth in our headcount. We grew from 202 employees at December 31, 2005 to 329 employees at April 30, 2007. We expect to continue to increase our headcount in the future. Our rapid growth has demanded and will continue to demand substantial resources and attention from our management, including improving our operational and financial systems and expanding, training, retaining and managing our employee base. If we do not effectively manage our growth and expand, train, retain and manage our employee base, our customer service and responsiveness could suffer and our costs could increase, which could harm our brand, increase our expenses and reduce our profitability.

Misappropriation or misuse of our intellectual property could harm our reputation, affect our competitive position and cost us money.

Our success and ability to compete are dependent in part on the strength of our intellectual property rights, the content included on our websites, the goodwill associated with our trademarks, trade names and service marks and on our ability to use U.S. and foreign laws to protect them. Our intellectual property includes, among other things, the content included on our websites, our logos, brands, domain names, the technology that we use to deliver our products and services, the various databases of information that we maintain and make available and the appearance of our websites. We claim common law protection on certain names and marks that we have used in connection with our business activities and the content included on our websites. We also own a number of registered or applied-for trademarks and service marks that we use in connection with our business, including DICE, CLEARANCEJOBS.COM and JOBSINTHEMONEY. Although we generally pursue the registration of material service marks and other material intellectual property we own, where applicable, we have copyrights, trademarks and/or service marks that have not been registered in the United States and/or other jurisdictions, including the EFINANCIALCAREERS mark.

We generally enter into confidentiality agreements with our employees, consultants, vendors and customers to protect our intellectual property rights. We also seek to control access to and distribution of our technology, documentation and other proprietary information as well as proprietary information licensed from third parties. Policing our intellectual property rights worldwide is a difficult task, and we may not be able to identify infringing users. The steps we have taken to protect our proprietary rights may not be adequate, and third parties could infringe, misappropriate or misuse our intellectual property rights. If this were to occur, it could harm our reputation and affect our competitive position. It could also require us to spend significant time and money in litigation.

We have licensed in the past (on a royalty-free basis), and expect to license in the future, various elements of our distinctive trademarks, service marks, trade dress, content and similar proprietary rights to third parties.

We enter into strategic marketing arrangements with certain third party web site operators pursuant to which we license our trademarks, service marks and content to such third parties in order to promote our brands and services and to generate leads to our websites. While we attempt to ensure that the quality of our brands is maintained by these licensees, we cannot assure you that third party licensees of our proprietary rights will always take actions to protect the value of our intellectual property and reputation, which could adversely affect our business and reputation.

We could be subject to infringement claims that may result in costly litigation, the payment of damages or the need to revise the way we conduct business.

We cannot be certain that our technology, offerings, services or content do not or will not infringe upon the intellectual property rights of third parties and from time to time we receive notices alleging potential infringement. In seeking to protect our marks, copyrights, domain names and other intellectual property rights, or in defending ourselves against claims of infringement that may or may not be without merit, we could face costly litigation and the diversion of our management’s attention and resources. Claims against us could result in the need to develop alternative trademarks, content, technology or other intellectual property or to enter into costly royalty or licensing agreements, which could have a material adverse effect on our business, results of operations, financial condition and liquidity. If we were found to have infringed on a third party’s intellectual property rights, among other things, the value of our brands and our business reputation could be impaired, and our business could suffer.

If we are unable to enforce or defend our ownership or use of intellectual property, our business, competitive position and operating results could be harmed.

The success of our business depends in large part on our intellectual property rights, including existing and future trademarks and copyrights, which are and will continue to be valuable and important assets of our business. Our business could be harmed if we are not able to protect the content of our databases and our other intellectual property.

We have taken measures to protect our intellectual property, such as requiring our employees and consultants with access to our proprietary information to execute confidentiality agreements. In the future, we may sue competitors or other parties who we believe to be infringing our intellectual property. We may in the future also find it necessary to assert claims regarding our intellectual property. These measures may not be sufficient or effective to protect our intellectual property. We also rely on laws, including those regarding copyrights and trademarks to protect our intellectual property rights. Current laws, or the enforceability of such laws, specifically in foreign jurisdictions, may not adequately protect our intellectual property or our databases and the data contained in them. In addition, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related businesses are uncertain and evolving, and we cannot assure you of the future viability or value of any of our proprietary rights.

Others may develop technologies similar or superior to our technology. A significant impairment of our intellectual property rights could require us to develop alternative intellectual property, incur licensing or other expenses or limit our product and service offerings.

We are controlled by two groups of principal stockholders whose interest in our business may be different than yours.

Together, the General Atlantic Stockholders and the Quadrangle Stockholders will beneficially own approximately 67% of our outstanding common stock (or 64% if the underwriters exercise their over-allotment option in full) after the consummation of this offering. Accordingly, together the General Atlantic Stockholders and the Quadrangle Stockholders can exercise significant influence over our business policies and affairs, including the composition of our board of directors, and over any action requiring the approval of our stockholders, including the adoption of amendments to our certificate of incorporation and the approval of mergers or sales of substantially all of our assets. The concentration of ownership of the General Atlantic Stockholders and the Quadrangle Stockholders may also delay, defer or even prevent an acquisition by a third party or other change of control of our company and may make some transactions more difficult or impossible without the support of the General Atlantic Stockholders and the Quadrangle Stockholders, even if such events are in the best interests of minority stockholders.

In addition, in connection with this offering, we will enter into the Institutional and Management Shareholders Agreement, or the “Institutional Shareholder Agreement,” with the Principal Stockholders and certain of our officers and employees, which we refer to as the “Management Stockholders.” In accordance with the Institutional Shareholder Agreement, each of the Principal Stockholders will have the right to designate up to (1) three members of our board of directors if such Principal Stockholder owns 17.5% or more of our common stock, (2) two members of our board of directors if it owns less than 17.5% but at least 10% of our common stock, and (3) one member of our board of directors if it owns less than 10% but at least 5% of our common stock. If a Principal Stockholder owns less than 5% of our common stock, it will no longer be entitled to designate members of our board of directors. It is expected that upon completion of this offering the Principal Stockholders will each only designate two members to our board of directors. Each Principal Stockholder has agreed to vote its shares in favor of the directors designated by the other Principal Stockholder in accordance with the terms of the agreement. Each Principal Stockholder will also have the right to designate one member of our Compensation Committee and one member of our Nominating and Corporate Governance Committee if such Principal Stockholder owns at least 5% of our common stock. See “Management—Corporate Governance—Board Structure” for more information.

Our Institutional Shareholder Agreement and our amended and restated certificate of incorporation will provide that the doctrine of “corporate opportunity” will not apply against our Principal Stockholders in a manner that would prohibit them from investing in competing businesses or doing business with our clients and customers. To the extent they invest in such other businesses, they may have differing interests than our other stockholders.

For additional information regarding the share ownership of, and our relationship with, the General Atlantic Stockholders and the Quadrangle Stockholders, you should read the information under the headings “Principal and Selling Stockholders” and “Certain Relationships and Related Transactions.”

We will be exempt from certain corporate governance requirements since we will be a “controlled company” within the meaning of the NYSE rules and, as a result, our stockholders will not have the protections afforded by these corporate governance requirements.

Together, the General Atlantic Stockholders and the Quadrangle Stockholders will continue to control more than 50% of the voting power of our common stock upon completion of this offering. As a result, we will be considered a “controlled company” for the purposes of the NYSE listing requirements and therefore we will be permitted to, and we intend to, opt out of the NYSE listing requirements that would otherwise require our board of directors to have a majority of independent directors and our Compensation and Nominating and Corporate Governance Committees to be comprised entirely of independent directors. For instance, our Chief Executive Officer will be a member of our Nominating and Corporate Governance Committee. Additionally, the Institutional Shareholder Agreement will require us to take advantage of the controlled company exemption to the extent it remains available. Accordingly, our stockholders will not have the same protection afforded to stockholders of companies that are subject to all of the NYSE governance requirements and the ability of our independent directors to influence our business policies and affairs may be reduced. See “Management—Corporate Governance—Controlled Company.”

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant levels of legal, accounting and other expenses that we did not incur as a privately-owned corporation. The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and related rules of the Securities and Exchange Commission, the “Commission,” and the NYSE regulate corporate governance practices of public companies and impose significant requirements relating to disclosure controls and procedures and internal control over financial reporting. We expect that compliance with these public company requirements will increase our costs, require additional resources and make some activities more time consuming than they have been in the past when we were privately-owned. We will be required to expend considerable time and resources complying with public company regulations.

Failure to establish and maintain effective internal control over financial reporting could have a material adverse effect on our business, operating results and stock price.

Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. To date, we have not identified any significant deficiencies related to our internal control over financial reporting or disclosure controls and procedures. However, if we are unable to maintain adequate internal controls, our business and operating results could be harmed. We are also beginning to evaluate how to document and test our internal control procedures to satisfy the requirements of Section 404 of Sarbanes-Oxley and the related rules of the Commission, which require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting and our independent registered public accounting firm to issue a report on that assessment beginning with our Annual Report on Form 10-K for the year ending December 31, 2008. During the course of this documentation and testing, we may identify deficiencies that we may be unable to remedy before the requisite deadline for those reports. Our auditors have not conducted an audit of our internal control over financial reporting. Any failure to remediate deficiencies noted by our independent registered public accounting firm or to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If our management or our independent registered public accounting firm were to conclude in their reports that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.

We are dependent on the continued service of key executives and technical personnel whose expertise would be difficult to replace and, if we fail to retain key executives and personnel, there could be a material adverse effect on our business.

Our performance is substantially dependent on the performance of senior management and key technical personnel. We have employment agreements, which include non-compete provisions, with all members of senior management and certain key technical personnel. However, we cannot assure you that any of these senior managers or others will remain with us or that they will not compete with us in the event they cease to be employees, which could have a material adverse effect on our business, results of operations, financial condition and liquidity. In addition, we have not purchased key person life insurance on any members of our senior management.

Our future success also depends upon our continuing ability to identify, attract, hire and retain highly qualified personnel, including skilled technical, management, product and technology, and sales and marketing personnel, all of whom are in high demand and are often subject to competing offers. There has in the past been, and there may in the future be, a shortage of qualified personnel in the career services market. We also compete intensely for qualified personnel with other companies. A loss of a substantial number of qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for expansion of our business, could have a material adverse effect on our business.

Our business is subject to U.S. and foreign government regulation of the Internet and taxation, which may have a material adverse effect on our business.

Congress and various state and local governments, as well as the European Union, have passed legislation that regulates various aspects of the Internet, including content, copyright infringement, user privacy, taxation, access charges, liability for third-party activities and jurisdiction. In addition, federal, state, local and foreign governmental organizations are also considering legislative and regulatory proposals that would regulate the Internet. Areas of potential regulation include libel, pricing, quality of products and services and intellectual property ownership. A number of proposals have been made at the state and local level that would impose taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of commerce over the Internet and could adversely affect our business, future results of operations, financial condition and liquidity.

A law imposing a three-year moratorium on new taxes on Internet-based transactions was enacted by Congress in October 1998. Although the moratorium was scheduled to expire in 2001, Congress passed legislation extending this moratorium until 2003, and then again extended it until November 1, 2007. This moratorium relates to new taxes on Internet access fees and state taxes on commerce that discriminate against out-of-state websites. Sales or use taxes imposed upon the sale of products or services over the Internet are not affected by this moratorium.

We may be subject to restrictions on our ability to communicate with our customers through email and phone calls. Several jurisdictions have proposed or adopted privacy-related laws that restrict or prohibit unsolicited email or “spam.” These laws may impose significant monetary penalties for violations. For example, the CAN-SPAM Act of 2003, or “CAN-SPAM,” imposes complex and often burdensome requirements in connection with sending commercial email. Key provisions of CAN-SPAM have yet to be interpreted by the courts. Depending on how it is interpreted, CAN-SPAM may impose burdens on our email marketing practices or services we offer or may offer. Although CAN-SPAM is thought to have pre-empted state laws governing unsolicited email, the effectiveness of that preemption is likely to be tested in court challenges. If any of those challenges are successful, our business may be subject to state laws and regulations that may further restrict our email marketing practices and the services we may offer. The scope of those regulations is unpredictable.

Because a number of these laws are relatively new and still in the process of being implemented, we do not know how courts will interpret these laws. Therefore, we are uncertain as to how new laws or the application of existing laws will affect our business. Increased regulation of the Internet may therefore reduce the use of the Internet, which could decrease demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations, financial condition and liquidity.

We face risks relating to our foreign operations.

As a result of the eFinancialGroup Acquisition, we now operate an additional 14 websites around the world. For the three months ended March 31, 2007, approximately 17% of our total revenues were generated outside of the United States. Such amounts are collected in local currency. As a result of operating outside the United States, we are at risk for exchange rate fluctuations between such local currencies and the United States dollar, which could affect our results of operations. To date, we have not engaged in exchange rate hedging activities and our Amended and Restated Credit Facility contains a restrictive covenant which limits our ability to hedge currency risk. Even were we to implement hedging strategies to mitigate this risk, these strategies might not eliminate our exposure to foreign exchange rate fluctuations and would involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategies and potential accounting implications.

We are also subject to taxation in foreign jurisdictions. In addition, transactions between our foreign subsidiaries and us may be subject to United States and foreign withholding taxes. Applicable tax rates in foreign jurisdictions differ from those of the United States, and change periodically. The extent, if any, to which we will receive credit in the United States for taxes we pay in foreign jurisdictions will depend upon the application of limitations set forth in the U.S. Internal Revenue Code of 1986, as amended, or the “Code,” as well as the provisions of any tax treaties that may exist between the United States and such foreign jurisdictions.

Our current or future international operations might not succeed for a number of reasons including:

•	difficulties in staffing and managing foreign operations;

•	competition from local recruiting services or employment advertising agencies;

•	operational issues such as longer customer payment cycles and greater difficulties in collecting accounts receivable;

•	language and cultural differences;

•	taxation issues;

•	foreign exchange controls that might prevent us from repatriating income earned in countries outside the United States;

•	multiple and conflicting laws and regulations, including complications due to unexpected changes in these laws and regulations;

•	the burdens of complying with a wide variety of foreign laws and regulations;

•	difficulties in enforcing intellectual property rights in countries other than the United States; and

•	general political and economic trends.

A write-off of all or a part of our goodwill would hurt our operating results and reduce our net worth.

We have significant intangible assets related to goodwill, which represents the excess of the total purchase price of our acquisitions over the estimated fair value of the net assets acquired. As of March 31, 2007, we had $159 million of goodwill on our balance sheet, which represented approximately 53% of our total assets. We are not permitted to amortize goodwill under U.S. accounting standards and instead are required to review goodwill at least annually for impairment. In the event impairment is identified, a charge to earnings would be recorded. Although it does not affect our cash flow, a write-off in future periods of all or a part of our goodwill would hurt our operating results and net worth. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Goodwill.”

Risks Related to this Offering and Our Common Stock

Because the initial public offering price per common share is substantially higher than our book value per common share, purchasers in this offering will immediately experience a substantial dilution in net tangible book value.

Purchasers of our common stock will experience immediate and substantial dilution in net tangible book value per share from the initial public offering price per share. After giving effect to the sale of the 6,700,000 shares of common stock we have offered hereby and after deducting the underwriting discount and commission and estimated offering expenses payable by us, and the application of the net proceeds therefrom, our pro forma net tangible book value as of March 31, 2007, would have been $(151.7) million, or $(2.45) per share of common stock. This represents an immediate dilution in pro forma net tangible book value of $14.45 per share to new investors purchasing shares of our common stock in this offering. A calculation of the dilution purchasers will incur is provided under “Dilution.”

Substantial future sales of shares of our common stock in the public market could cause our stock price to fall.

Upon consummation of this offering, we will have 61,960,992 shares of common stock outstanding (approximately 62,025,762 if the underwriters exercise their over-allotment option in full, as a result of the exercise of stock options by certain selling stockholders). Of these shares, the 16,700,000 shares of common stock (19,205,000 shares if the underwriters exercise their over-allotment option in full) offered hereby will be freely tradable without restriction in the public market, unless purchased by our affiliates. Upon completion of this offering, our existing stockholders will beneficially own our remaining 45,260,992 shares of our common stock, which will represent approximately 73% of our outstanding common stock (42,820,762 shares or approximately 69% if the underwriters exercise their over-allotment option in full). Immediately following the consummation of this offering, our existing stockholders who hold approximately 45,260,992 shares of common stock (or 42,820,762 shares if the underwriters exercise their over-allotment option) will be entitled to dispose of their shares pursuant to the holding period, volume and other restrictions of Rule 144 under the Securities Act, subject to the terms of our Institutional Shareholder Agreement and our Second Amended and Restated Shareholders Agreement (the “eFG Shareholder Agreement” and, together with the Institutional Shareholder Agreement, the “Shareholders Agreements”) and the 180-day underwriter “lock-up” period. See “Certain Relationships and Related Transactions—eFG Shareholder Agreement—Restrictions on Transfer” and “Certain Relationships and Related Transactions—Institutional Shareholder Agreement—Restrictions on Transfer” for further information. The underwriters are entitled to waive the underwriter lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements and we and the relevant stockholders are entitled to waive the transfer restrictions in the Shareholders Agreements. In addition, we will grant holders of these shares certain registration rights. Specifically, upon the consummation of this offering each of the General Atlantic Stockholders and Quadrangle Stockholders are entitled to certain demand and piggyback registration rights. The Management Stockholders and the eFG Stockholders are entitled to piggyback registration rights with respect to any registration request made by a Principal Stockholder and any registration we undertake, subject to limited exceptions. See “Certain Relationships and Related Transactions—Registration Rights.”

Following this offering, we intend to file a registration statement under the Securities Act registering shares of our common stock reserved for issuance under our 2005 Stock Plan and our 2007 Equity Plan. As of May 31, 2007, options to purchase 8,227,467 shares of our common stock were outstanding under the 2005 Stock Plan and the 2007 Equity Plan (or 8,162,697 if the underwriters exercise their over-allotment in full), of which options to purchase 2,823,371 shares of common stock were vested and immediately exercisable. As of May 31, 2007, holders of vested options to purchase 2,519,071 shares of common stock were subject to the lock-up provisions of the Institutional Shareholder Agreement and the 180-day underwriter lock-up period, and holders of vested options to purchase 304,300 shares of common stock were not subject to any lock-up agreements.

See the information under the heading “Shares Available for Future Sale” for a more detailed description of the shares that will be available for future sale upon completion of this offering.

We do not intend to pay dividends in the foreseeable future, and, because we are a holding company, we may be unable to pay dividends.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent on then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, including restrictions under our Amended and Restated Credit Facility, business prospects and other factors that our board of directors considers relevant. Furthermore, because we are a holding company, any dividend payments would depend on the cash flow of our subsidiaries. Accordingly, we may not be able to pay dividends even if our board of directors would otherwise deem it appropriate. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Capital Stock—Common Stock.” For the foregoing reasons, you will not be able to rely on dividends to receive a return on your investment.

Provisions in our charter documents and Delaware law may delay or prevent our acquisition by a third party.

Our amended and restated certificate of incorporation and by-laws, which we intend to adopt prior to the completion of this offering, will contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock. The provisions include, among others:

•	provisions relating to creating a board of directors that is divided into three classes with staggered terms;

•

provisions relating to the number and election of directors, the appointment of directors upon an increase in the number of directors or vacancy and provisions permitting the removal of directors only for cause and with a 66 2/3% stockholder vote;

•	provisions requiring a 66 2/3% stockholder vote for the amendment of certain provisions of our certificate of incorporation and for the adoption, amendment and repeal of our by-laws;

•	provisions barring stockholders from calling a special meeting of stockholders or requiring one to be called;

•	elimination of the right of our stockholders to act by written consent; and

•	provisions that set forth advance notice procedures for stockholders’ nominations of directors and proposals for consideration at meetings of stockholders.

Additionally, because we are incorporated in Delaware, we are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an interested stockholder (defined generally as a person owning 15% or more of the corporation’s outstanding voting stock) of a Delaware corporation from engaging in a business combination (as defined) for three years following the date that person became an interested stockholder unless various conditions are satisfied. For more information, see “Description of Capital Stock.” These provisions of our amended and restated certificate of incorporation, by-laws and Delaware law could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our common stock in the future which could reduce the market price of our stock.

Our stock price may be volatile, and you may be unable to resell your shares at or above the offering price or at all.

Prior to this offering, there has been no public market for our common stock, and an active trading market may not develop or be sustained upon the completion of this offering. The initial public offering price of the common stock offered hereby was determined through our negotiations with the underwriters and may not be indicative of the market price of the common stock after this offering. The market price of our common stock after this offering will be subject to significant fluctuations in response to, among other factors, variations in our operating results and market conditions specific to the recruiting and career development industry.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. You should not place undue reliance on those statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. These factors include but are not limited to:

•	competition from existing and future competitors;

•	failure to maintain and develop our reputation and brand recognition;

•	failure to increase or maintain the number of customers who purchase recruitment packages;

•	increases in the unemployment rate, cyclicality or downturns in the United States or worldwide economy or the industries we serve, labor shortages or job shortages;

•	failure to attract qualified professionals or grow the number of qualified professionals who use our websites;

•	capacity constraints, systems failures or breaches of network security;

•	compliance with laws and regulations concerning collection, storage and use of professionals’ personal information;

•	changes in the recruiting and career services business and technologies, and the development of new products and services;

•	our substantial indebtedness;

•	periods of operating and net losses and history of bankruptcy;

•	covenants in our Amended and Restated Credit Facility;

•	inability to successfully identify or integrate future acquisitions, including the eFinancialGroup Acquisition;

•	strain on our resources due to future growth;

•	misappropriation or misuse of our intellectual property, claims against us for intellectual property infringement or the failure to enforce our ownership or use of intellectual property;

•	control by our principal stockholders;

•	compliance with certain corporate governance requirements and costs incurred in connection with becoming a public company;

•	failure to establish and maintain internal controls over financial reporting;

•	loss of key executives and technical personnel;

•	U.S. and foreign government regulation of the Internet and taxation;

•	our foreign operations; and

•	write-offs of goodwill.

These and other factors are more fully discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and elsewhere in this prospectus. These risks could cause actual results to differ materially from those implied by forward-looking statements in this prospectus.

All information contained in this prospectus is materially accurate and complete as of the date of this prospectus. You should keep in mind, however, that any forward-looking statement made by us in this prospectus, or elsewhere, speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no obligation to update any forward-looking statements in this prospectus after the date of this prospectus, except as required by federal securities laws. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this prospectus or elsewhere might not occur.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $72.3 million, after deducting the underwriting discount and commission and estimated offering expenses.

We intend to use the proceeds from this offering to repay $32.0 million of the outstanding indebtedness under our Amended and Restated Credit Facility and intend to use the remaining proceeds for working capital and general corporate purposes.

Borrowings under our Amended and Restated Credit Facility bear interest, at our option, at either a LIBOR rate plus 3.25% or a reference rate plus 1.75%. Our Amended and Restated Credit Facility matures on March 21, 2012. We used the proceeds from our Amended and Restated Credit Facility to refinance and extend the maturity of the indebtedness outstanding under our prior credit facility and to pay the 2007 Dividend.

We have broad discretion as to the application of these proceeds. Prior to application, we may hold any net proceeds in cash or invest them in liquid short and medium term securities. You will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions regarding the use of these proceeds.

A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) the amount of proceeds to us from this offering available for working capital and general corporate purposes by $6.2 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discount and commission and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of our common stock by the selling stockholders, including any proceeds resulting from the underwriters’ exercise of their option to purchase additional shares from the selling stockholders.

DIVIDEND POLICY

On October 27, 2006, we paid a cash dividend of approximately $11.2 million in the aggregate, or $0.22 per share, to holders of our Series A convertible preferred stock. On March 23, 2007, we paid a cash dividend of approximately $107.9 million in the aggregate, or $1.95 per share, to holders of our common stock and Series A convertible preferred stock and made a payment of $4.6 million in the aggregate, or $1.95 per vested option, to holders of vested stock options in lieu of a dividend. We have not declared or paid any other dividends.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, including restrictions contained in our Amended and Restated Credit Facility, business prospects and other factors that our board of directors considers relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2007:

•	on an actual basis, and

•	on a pro forma basis, giving effect to:

•	the Stock Split,

•	the Conversion,

•

the sale of 6,700,000 shares of our common stock in this offering at an assumed public offering price of $12.00, after deducting the underwriting discount and commission and the estimated offering expenses, and

•	the application of the net proceeds of this offering as described under “Use of Proceeds.”

	As of March 31, 2007
	Actual		Pro Forma
	(in thousands except share and per share data)
Cash and cash equivalents	$7,370	(1)	$47,642

Long-term debt, including current portion	$191,000	(1)	$159,000
Stockholders’ equity:
Series A convertible preferred stock, $0.01 par value per share (actual, authorized 57,625,020 shares, 55,168,792 shares issued and outstanding; pro forma: zero shares authorized, issued and outstanding)	552		—
Common stock, $0.01 par value per share (actual, authorized 69,150,000 shares, 92,200 shares issued and outstanding; pro forma: authorized 240,000,000 shares, 61,960,992 shares issued and outstanding)	1		620
Additional paid-in capital	138,651		210,856
Accumulated other comprehensive income	2,093		2,093
Accumulated deficit	(110,977)		(110,977)

Total stockholders’ equity	30,320		102,592

Total capitalization	$221,320		$261,592

(1)	As of May 31, 2007, our cash and cash equivalents balance was approximately $8.1 million and our long-term debt balance, including the current portion was $184.0 million.

DILUTION

If you invest in our common stock, you will be diluted to the extent the initial public offering price per share of our common stock exceeds the net tangible book value per share of our common stock immediately after this offering.

Our pro forma net tangible book value as of March 31, 2007 was approximately $(224.0) million, or $(4.05) per share of common stock (after giving effect to the 2007 Financing, the Conversion and the Stock Split). The net tangible book value per share represents the amount of our tangible net worth, or total tangible assets less total liabilities, divided by 55,260,992 shares of our common stock outstanding as of that date (after giving effect to the 2007 Financing, the Conversion and the Stock Split).

After giving effect to the 2007 Financing, the Conversion, the Stock Split, the issuance and sale of 6,700,000 shares of our common stock sold by us in this offering and our receipt of approximately $72.3 million in net proceeds from such sale (based on an assumed public offering price of $12.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discount and commission and the estimated expenses of the offering), our pro forma as adjusted net tangible book value per share as of March 31, 2007 would have been approximately $(151.7) million, or $(2.45) per share. This amount represents an immediate increase in pro forma net tangible book value of $1.60 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $14.45 per share to new investors purchasing shares of our common stock in this offering. Dilution per share is determined by subtracting the pro forma net tangible book value per share as adjusted for this offering from the amount of cash paid by a new investor for a share of our common stock. Pro forma net tangible book value is not affected by the sale of shares of our common stock offered by the selling stockholders. The following table illustrates the per share dilution:

Assumed initial public offering price per share	$12.00
Pro forma net tangible book value per share as of March 31, 2007 (adjusted for the 2007 Financing, the Conversion and the Stock Split but excluding this offering)	$(4.05)
Increase in net tangible book value per share attributable to new investors	$1.60

Pro forma adjusted net tangible book value per share after this offering	$(2.45)

Dilution per share to new investors	$14.45

A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) our pro forma net tangible book value by $6.2 million, the pro forma net tangible book value per share after this offering by $0.10 and the dilution per share to new investors by $0.90 (each after giving effect to the 2007 Financing, the Conversion and the Stock Split), assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discount and commission and estimated offering expenses payable by us.

The following table summarizes as of March 31, 2007 after giving effect to the Conversion, the Stock Split and this offering as described above:

•	the total number of shares of common stock purchased from us;

•	the total consideration paid to us before deducting the underwriting discount and commission of $5.6 million and estimated offering expenses; and

•	the average price per share paid by existing stockholders and by new investors who purchase shares of common stock in this offering at the assumed initial public offering price of $12.00 per share.

	Shares Purchased		Total Consideration			Average Price Per Share
Number	Number	Percent	Amount		Percent
Existing stockholders	45,260,992	73%	$18,076,000	(1)	8%	$0.40
New investors	16,700,000	27%	200,400,000		92%	$12.00

Total	61,960,992	100.0%	$218,476,000		100.0%	$12.40

(1)	After giving effect to the 2007 Dividend.

The foregoing table does not reflect proceeds to be realized by existing stockholders in connection with sales made in this offering.

The foregoing tables do not include options to purchase an aggregate of 8,227,467 shares of common stock that are currently outstanding under the 2005 Stock Plan and the 2007 Equity Plan. See “Executive Compensation—Incentive Plans.”

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma combined consolidated statements of operations data for the year ended December 31, 2006 and the three month period ended March 31, 2007 give effect to the (i) eFinancialGroup Acquisition and the disposition of eFinancialNews in the 2006 period, (ii) the 2007 Dividend, (iii) additional borrowings under our Amended and Restated Credit Facility in order to pay the 2007 Dividend, (iv) the Stock Split, (v) the Conversion and (vi) this offering and the estimated use of proceeds from this offering, as if they had occurred on January 1, 2006. The unaudited pro forma consolidated balance sheet as of March 31, 2007 gives effect to the Stock Split, the Conversion, this offering and the estimated use of proceeds from this offering, as if they had occurred on March 31, 2007. The presentation of the unaudited pro forma financial information is prepared in conformity with U.S. GAAP.

The unaudited pro forma financial information has been prepared by our management and is based on our historical financial statements, the historical financial statements of eFinancialGroup and the assumptions and adjustments described in the notes to the unaudited pro forma financial information below.

Our historical financial information for the year ended December 31, 2006 has been derived from our audited consolidated financial statements and accompanying notes included elsewhere in this prospectus. The historical financial information of eFinancialGroup for the ten months ended October 31, 2006 has been derived from the audited consolidated financial statements of eFinancialGroup included elsewhere in this prospectus. The historical financial information of eFinancialNews for the ten months ended October 31, 2006 has been derived from the accounting records of eFinancialNews for the ten months ended October 31, 2006 not included in this prospectus. Our historical financial information as of and for the three month period ended March 31, 2007 has been derived from our unaudited consolidated financial statements and accompanying notes included elsewhere in this prospectus.

We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances. See “—Notes to Unaudited Pro Forma Financial Information” for a discussion of assumptions made. The unaudited pro forma financial information is presented for informational purposes and is based on management’s estimates. The unaudited pro forma combined consolidated statements of operations do not purport to represent what our results of operations actually would have been if the transactions set forth above had occurred on the dates indicated or what our results of operations will be for future periods.

DICE HOLDINGS, INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of March 31, 2007

(in thousands except share and per share amounts)

	Historical	Offering Adjustments			Pro Forma
ASSETS
Current assets
Cash and cash equivalents	$7,370	$40,272	5	(e)(f)	$47,642
Marketable securities	947	—			947
Accounts receivable, net of allowance for doubtful accounts of $954	14,129	—			14,129
Deferred income taxes - current	14,230	—			14,230
Prepaid and other current assets	2,008	—			2,008
Current assets of discontinued operations	294	—			294

Total current assets	38,978	40,272			79,250
Fixed assets, net	5,406	—			5,406
Acquired intangible assets, net	95,050	—			95,050
Goodwill	159,228	—			159,228
Deferred financing costs, net of accumulated amortization of $608	4,060	—			4,060
Other assets	500	—			500

Total assets	$303,222	$40,272			$343,494

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$10,835	$—			$10,835
Deferred revenue	42,297	—			42,297
Current portion of long-term debt	500	—			500
Other current liabilities	341	—			341
Current liabilities of discontinued operations	558	—			558

Total current liabilities	54,531	—			54,531
Long-term debt	190,500	(32,000)	5	(f)	158,500
Deferred income taxes - non-current	21,198	—			21,198
Other long-term liabilities	6,673	—			6,673

Total liabilities	272,902	(32,000)			240,902

Commitments and contingencies (Notes 6 and 7)
Stockholders’ equity
Convertible preferred stock, $.01 par value, authorized 57,625,000 shares; issued and outstanding: 55,168,792 shares (liquidation value $2.17) (pro forma: zero shares issued and outstanding)	552	(552)	5	(d)	—
Common stock, $.01 par value, authorized 69,150,000 shares; issued and outstanding: 92,200 shares (pro forma: 61,960,992 shares issued and outstanding)	1	619	5	(d)(e)	620
Additional paid-in capital	138,651	72,205	5	(d)(e)	210,856
Accumulated other comprehensive income	2,093	—			2,093
Accumulated deficit	(110,977)	—			(110,977)

Total stockholders’ equity	30,320	72,272			102,592

Total liabilities and stockholders’ equity	$303,222	$40,272			$343,494

See accompanying notes to the unaudited pro forma financial information.

DICE HOLDINGS, INC.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2006

	Dice Holdings, Inc.	eFinancial Group Limited	eFinancial News Limited	Pro Forma Adjustments (4)		Pro Forma Year Ended December 31, 2006	Offering Adjustments (5)		Pro Forma As Adjusted Year Ended December 31, 2006
	For the year ended December 31, 2006 (1)	January 1, 2006 to October 31, 2006 (2)	January 1, 2006 to October 31, 2006 (3)
	(in thousands except share and per share data)
Revenues	$83,658	$36,226	$(18,210)	$—		$101,674	$—		$101,674

Cost of revenues	4,824	4,141	(3,118)	—		5,847	—		5,847
Product development	2,358	5,905	(4,632)	—		3,631	—		3,631
Sales and marketing	34,488	12,040	(3,920)	—		42,608	—		42,608
General and administrative	10,467	12,330	(5,030)	—		17,767	—		17,767
Depreciation	1,830	260	(237)	—		1,853	—		1,853
Amortization	13,092	—	—	6,417	4(a)	19,509	—		19,509

Operating expenses	67,059	34,676	(16,937)	6,417		91,215	—		91,215

Operating income (loss)	16,599	1,550	(1,273)	(6,417)		10,459	—		10,459

Interest expense	(4,745)	—	—	(5,127	) 4(b)(c)	(9,872)	(7,169	)5(a)	(17,041)
Interest income	191	264	(264)	—		191	—		191

Income (loss) from continuing operations before income taxes and minority interest	12,045	1,814	(1,537)	(11,544)		778	(7,169)		(6,391)
Income tax expense (benefit)	4,642	(1,099)	932	(4,122	) 4(d)	353	(2,867	)5(g)	(2,514)
Minority interest in loss of subsidiary	296	—	—	—		296	—		296

Income (loss) from continuing operations	7,699	2,913	(2,469)	(7,422)		721	(4,302)		(3,581)
Dividends	(11,180)	—	—	—		(11,180)	(107,718	)5(c)	(118,898)
Offering proceeds, net of commissions	—	—	—	—		—	74,772	(6)	74,772

Income (loss) from continuing operations attributable to common stockholders	$(3,481)	$2,913	$(2,469)	$(7,422)		$(10,459)	$(37,248)		$(47,707)

Basic and diluted loss per share from continuing operations (6)	$(37.75)								$(0.77)
Weighted average shares outstanding basic and diluted	92,200								61,960,992

See accompanying notes to unaudited pro forma financial information.

DICE HOLDINGS, INC.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

Three Months Ended March 31, 2007

	Three Months Ended March 31, 2007	Offering Adjustments (5)		Pro Forma As Adjusted Three Months Ended March 31, 2007
	(in thousands except share and per share data)
Revenues	$30,540	—		$30,540

Cost of revenues	1,897	—		1,897
Product development	980	—		980
Sales and marketing	13,601	—		13,601
General and administrative	4,024	—		4,024
Depreciation	651	—		651
Amortization	5,228	—		5,228

Total operating expenses	26,381	—		26,381

Operating income	4,159	—		4,159

Interest expense	(2,347)	(1,792	)5(b)	(4,139)
Interest income	77	—		77

Income (loss) from continuing operations before income taxes	1,889	(1,792)		97
Income tax benefit	(1,070)	(717	)5(g)	(1,787)

Income (loss) from continuing operations	2,959	(1,075)		1,884
Dividends	(107,718)	—		(107,718)
Offering proceeds, net of commissions		74,772	(6)	74,772

Loss from continuing operations attributable to common stockholders	$(104,759)	$73,697		$(31,062)

Basic and diluted loss per share from continuing operations (6)	$(1,136.21)			$(0.50)
Weighted average shares outstanding—basic and diluted	92,200			61,960,992

See accompanying notes to unaudited pro forma financial information.

Notes to Unaudited Pro Forma Financial Information

Basis of Presentation

On October 31, 2006, we acquired all of the outstanding shares of eFinancialGroup which operates a global recruiting and career development network of websites for professionals. At the time of the eFinancialGroup Acquisition, eFinancialGroup was the parent of eFinancialCareers.com, a global recruiting and career development network of websites for capital markets and financial services professionals, JobsintheMoney.com, a recruiting and career development website for accounting and finance professionals in the United States, and eFinancialNews, which publishes financial news periodicals.

We acquired all of the outstanding stock of eFinancialGroup in exchange for a total of £56.5 million (or $106.3 million at the exchange rate in effect on October 31, 2006) in cash and 3,628,992 shares of our Series A convertible preferred stock valued at $25.2 million, net of cash acquired of $3.9 million. Immediately after the eFinancialGroup Acquisition, eFinancialNews was sold to a company controlled by a group of former eFinancialGroup stockholders for total consideration of £22.0 million (or $41.6 million at the exchange rate in effect on October 31, 2006), resulting in a net purchase price for eFinancialCareers Limited, or “eFinancialCareers,” and JobsintheMoney.com, Inc., or “JobsintheMoney,” of $89.9 million. The cash portion of the eFinancialGroup Acquisition, including transaction costs of approximately $2.3 million, was financed by borrowings of $67.0 million under our prior credit facility plus cash on hand.

The purchase price allocation is substantially complete. An adjustment to goodwill related to deferred income taxes may result from the finalization of our review of the tax position of eFinancialGroup. We expect to have the purchase price allocation finalized by June 30, 2007. The initial purchase price allocation of eFinancialGroup based upon management’s estimates on October 31, 2006, the date of the eFinancialGroup Acquisition, was as follows (in millions):

Assets:
Cash and cash equivalents	$3.9
Accounts receivable	4.8
Prepaid and other current assets	0.2
Fixed assets	0.3
Acquired intangible assets	27.1
Goodwill	70.9
Other assets	41.6

Assets acquired	$148.8

Liabilities:
Accounts payable and accrued expenses	$5.0
Deferred income taxes	8.8
Deferred revenue	1.2

Liabilities assumed	$15.0

The portion of the purchase price allocated to eFinancialNews is included above in “Other assets.” We received $41.6 million in cash immediately subsequent to the closing of the disposition of eFinancialNews on October 31, 2006. See note 4 to our consolidated financial statements for more information.

Pro Forma Adjustments

(1)	The amounts in this column represent our reported results for the year ended December 31, 2006. These results include the results of operations of eFinancialCareers and JobsintheMoney since October 31, 2006, the date of the eFinancialGroup Acquisition.

(2)	The amounts in this column represent the reported results of eFinancialGroup (including eFinancialNews) for the period of January 1, 2006 to October 31, 2006 in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated results for eFinancialGroup are derived from its financial statements and accompanying notes included elsewhere in this prospectus and are reported in British Pounds, which is eFinancialGroup’s operating currency, translated at a rate of £1=$1.825, the average rate for the ten month period ended October 31, 2006.

(3)	The amounts in this column represent the results of operations of eFinancialNews in accordance with U.S. GAAP. Immediately after we acquired eFinancialGroup, we sold eFinancialNews back to certain of eFinancialGroup’s former stockholders. Therefore, the results of operations of eFinancialNews are not included in our pro forma results.

(4)	The amounts in this column represent adjustments to reflect the pro forma impact of the eFinancialGroup Acquisition as follows:

(a)	Adjusted to reflect twelve months of straight-line amortization of intangible assets from the eFinancialGroup Acquisition.

(b)	Adjusted by $4.9 million to reflect twelve months of interest expense on $67.0 million borrowed under our prior revolving credit facility to finance the eFinancialGroup Acquisition, calculated at LIBOR of 5.35% (the rate in effect on December 31, 2006) plus a margin of 3.5%. If interest rates were one eighth of one percentage point higher or lower, our pro forma interest expense would have increased or decreased, respectively, by $70,000 in 2006.

(c)	Adjusted by $186,000 to reflect twelve months of amortization of deferred financing costs related to the $855,000 of additional deferred financing costs incurred as part of the eFinancialGroup Acquisition. The deferred financing costs are being amortized over the life of our prior financing agreement. If the costs were amortized over the life of our Amended and Restated Credit Facility, amortization for the twelve month period would have been $122,000.

(d)	Adjusted to reflect the effects of the pro forma adjustments 4(a) through 4(c) above on income tax expense. The income tax effects of the eFinancialGroup Acquisition adjustments are calculated with reference to the enacted tax rates of the jurisdictions in which the assets and liabilities to which the individual acquisition adjustments relate are owned. An estimated statutory rate of 30.0% and 40.0% were used for the United Kingdom and the United States, respectively. This estimate could change based on changes in the applicable tax rates and finalization of the combined company’s tax position.

(5)	The amounts in this column represent adjustments to reflect the pro forma impact of the following:

(a)	Adjusted by $7.2 million to reflect twelve months of interest expense on the $113.0 million of additional borrowings incurred on March 23, 2007 under our Amended and Restated Credit Facility less the $32.0 million of debt repaid with the proceeds of this offering, calculated at LIBOR of 5.35% (the rate in effect on March 31, 2007) plus a margin of 3.5%. If interest rates were one eighth of one percentage point higher or lower, our pro forma interest expense would have increased or decreased, respectively, by $101,000 in 2006.

(b)	Adjusted by $1.8 million to reflect three months of interest expense on the $113.0 million of additional borrowings incurred on March 21, 2007 under our Amended and Restated Credit Facility less the $32.0 million of debt repaid with the proceeds of this offering, calculated at LIBOR of 5.35% (the rate in effect on March 31, 2007) plus a margin of 3.5%. If interest rates were one eighth of one percentage point higher or lower, our pro forma interest expense would have increased or decreased, respectively, by $25,000 in the three month period ended March 31, 2007.

(c)	Adjusted to reflect the 2007 Dividend.

(d)	Adjusted to reflect the Stock Split and the Conversion. The terms of our Series A convertible preferred stock allow the holders of 66 2/3% of such stock to require that all outstanding shares of

Series A convertible preferred stock be converted into an equal number of shares of common stock at any time. The holders of in excess of 66 2/3% of our Series A convertible preferred stock have agreed that immediately prior to consummation of this offering they will require that all of the outstanding shares of our Series A convertible preferred stock be converted into common stock.

(e)	Adjusted to reflect the net proceeds of this offering of $72.3 million, based on an assumed public offering price of $12.00 per share (the midpoint of the range set forth in this prospectus), and after deducting the underwriting discount and commission and the estimated expenses of the offering.

(f)	Adjusted to reflect the repayment of $32.0 million of outstanding indebtedness under our Amended and Restated Credit Facility with the proceeds of this offering.

(g)	Adjusted to reflect the effects of the offering adjustments on income tax expense. An estimated statutory rate of 40% was used. This estimate could change based on changes in the applicable tax rates and finalization of the combined company’s tax position.

(6)	Basic earnings per share (“EPS”) is computed based on the weighted average number of shares of common stock outstanding. Diluted EPS is computed based on the weighted average outstanding common stock plus common stock equivalents, assuming exercise of stock options and conversion of outstanding convertible securities, where dilutive. The impact of 55,168,792 shares of preferred stock were anti-dilutive for the year ended December 31, 2006 historical period and the three months ended March 31, 2007 historical period, and therefore were excluded from the calculation of diluted EPS. The impact of 7,587,138 and 8,269,418 common stock options were anti-dilutive for the year ended December 31, 2006 and for the three months ended March 31, 2007, respectively, and therefore were excluded from the calculation of diluted EPS.

Pro forma adjusted loss per share gives effect to the eFinancialGroup Acquisition, the Conversion and the issuance of 6,700,000 shares of common stock by us in this offering at an assumed offering price of $12.00 per share (representing the mid-point of the range set forth on the cover of this prospectus), reflecting that number of shares sufficient to replace the capital in excess of earnings withdrawn through the 2006 Dividend and the 2007 Dividend assuming the underwriters have not exercised their over-allotment option. The following is a calculation of basic and diluted loss per share and weighted average shares outstanding for continuing operations (in thousands except share and per share amounts):

	For the Year Ended December 31, 2006		For the Three Months Ended March 31, 2007
	Historical	Pro Forma	Historical	Pro Forma
Net income (loss) from continuing operations	$7,699	$(3,581)	$2,959	$1,884
Preferred dividend	(11,180)	(118,898)	(107,718)	(107,718)
Offering proceeds, net of commissions	—	74,772	—	74,772

Income available to common stockholders from continuing operations – basic and diluted	$(3,481)	$(47,707)	$(104,759)	$(31,062)

Historical weighted average shares outstanding – basic and diluted	92,200	92,200	92,200	92,200

Add shares to be issued in this offering		6,700,000		6,700,000
Add shares issuable upon conversion of preferred securities		55,168,792		55,168,792

Pro Forma weighted average shares outstanding – basic and diluted		61,960,992		61,960,992

Basic and diluted loss per share from continuing operations	$(37.75)	$(0.77)	$(1,136.21)	$(0.50)

SELECTED CONSOLIDATED FINANCIAL DATA

The information set forth below should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Information” and our consolidated financial statements and related notes included elsewhere in this prospectus.

The following consolidated statements of operations data for the year ended December 31, 2002 and the consolidated balance sheet data as of December 31, 2002 have been derived from the audited consolidated financial statements and related notes of our predecessor company, Dice Inc. (“Pre-reorganization”), that do not appear in this prospectus. The consolidated statements of operations data for the six months ended December 31, 2003 and the consolidated balance sheet data as of December 31, 2003 have been derived from the audited consolidated financial statements and related notes of Dice Inc. (“Predecessor”) that do not appear in this prospectus. The consolidated statements of operations data for the year ended December 31, 2004, and the eight months ended August 31, 2005, and the consolidated balance sheet data as of December 31, 2004 and August 31, 2005 have been derived from the audited consolidated financial statements and related notes of Dice Inc. (“Predecessor”), which are included elsewhere in this prospectus. The consolidated statements of operations data for the four months ended December 31, 2005 and the year ended December 31, 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from the audited consolidated financial statements and related notes of Dice Holdings, Inc. (“Successor”), which are included elsewhere in this prospectus.

The consolidated statement of operations data for the six months ended June 30, 2003 and the consolidated balance sheet data as of June 30, 2003 have been derived from our unaudited consolidated financial statements that do not appear in this prospectus. We have prepared these unaudited consolidated financial statements on the same basis as our audited financial statements. In the opinion of management, our unaudited consolidated financial statement includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information.

The consolidated statements of operations data for the three month periods ended March 31, 2006 and 2007 and the balance sheet data as of March 31, 2007 have been derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus and have been prepared on the same basis as our audited financial statements. In the opinion of management, our unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. Our results of operations for the three month period ended March 31, 2007 are not necessarily indicative of the results that can be expected for the full year or any future period.

The financial data gives effect to various acquisitions from the date of acquisition.

	(Pre-reorganization) Dice Inc.(1)		(Predecessor) Dice Inc. Reorganized(1)			(Successor) Dice Holdings, Inc.
	Year Ended December 31, 2002	Period from January 1, 2003 - June 30, 2003(2)	Period from July 1, 2003 – December 31, 2003	Year Ended December 31, 2004(3)	Period from January 1, 2005 to August 31, 2005(4)	Period from September 1, 2005 – December 31, 2005	Year Ended December 31, 2006(5)	Three Months Ended March 31, 2006	Three Months Ended March 31, 2007
			(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues	$28,873	$11,323	$10,276	$32,232	$33,876	$17,002	$83,658	$16,077	$30,540
Operating expenses:
Cost of revenues	2,279	1,059	1,060	2,392	2,398	1,181	4,824	1,110	1,897
Product development	1,301	392	379	1,557	1,048	597	2,358	434	980
Sales and marketing	17,112	4,951	5,467	15,002	13,853	8,105	34,488	7,128	13,601
General and administrative	8,171	3,695	2,478	6,246	4,710	3,152	10,467	2,058	4,024
Depreciation	4,336	2,131	1,749	2,030	990	380	1,830	335	651
Amortization	2,557	1,230	671	1,378	1,248	4,168	13,092	3,026	5,228
Impairments and other charges	2,062	(170)	—	—	—	—	—	—	—

Total operating expenses	37,818	13,288	11,804	28,605	24,247	17,583	67,059	14,091	26,381

Operating income (loss)	(8,945)	(1,965)	(1,528)	3,627	9,629	(581)	16,599	1,986	4,159
Other income (expense):
Interest expense	(5,516)	(723)	—	(44)	(15)	(2,019)	(4,745)	(1,331)	(2,347)
Interest income	380	103	12	237	474	44	191	27	77
Other income (expense)	(2,333)	3,950	170	(17)	(160)	—	—	—	—

Income (loss) from continuing operations before income taxes and minority interest	(16,414)	1,365	(1,346)	3,803	9,928	(2,556)	12,045	682	1,889
Income tax expense (benefit)	—	—	—	2,162	4,155	(939)	4,642	262	(1,070)
Minority interest in the net loss of subsidiary	—	—	—	—	224	88	296	53	—

Income (loss) from continuing operations	(16,414)	1,365	(1,346)	1,641	5,997	(1,529)	7,699	473	2,959

	(Pre-reorganization) Dice Inc.(1)		(Predecessor) Dice Inc. Reorganized(1)			(Successor) Dice Holdings, Inc.
	Year Ended December 31, 2002	Period from January 1, 2003 - June 30, 2003(2)	Period from July 1, 2003 – December 31, 2003	Year Ended December 31, 2004(3)	Period from January 1, 2005 to August 31, 2005(4)	Period from September 1, 2005 – December 31, 2005	Year Ended December 31, 2006(5)	Three Months Ended March 31, 2006	Three Months Ended March 31, 2007
			(in thousands, except share and per share data)
Discontinued operations:
Income (loss) on discontinued operations	(8,150)	26	16	267	(221)	(304)	(1,462)	(232)	(537)
Income tax benefit (expense) from discontinued operations	—	—	—	(106)	89	111	541	88	5,455

Income (loss) from discontinued operations, net of tax	(8,150)	26	16	161	(132)	(193)	(921)	(144)	4,918

Net income (loss)	(24,564)	1,391	(1,330)	1,802	5,865	(1,722)	6,778	329	7,877
Dividends	—	—	—	—	—	—	(11,180)	—	(107,718)

Income (loss) to common stockholders	$(24,564)	$1,391	$(1,330)	$1,802	$5,865	$(1,722)	$(4,402)	$329	$(99,841)

	(Pre-reorganization) Dice Inc.(1)		(Predecessor) Dice Inc. Reorganized(1)			(Successor) Dice Holdings, Inc.
	Year Ended December 31, 2002	Period from January 1, 2003 - June 30, 2003(2)	Period from July 1, 2003 – December 31, 2003	Year Ended December 31, 2004(3)	Period from January 1, 2005 to August 31, 2005(4)	Period from September 1, 2005 – December 31, 2005	Year Ended December 31, 2006(5)	Three Months Ended March 31, 2006	Three Months Ended March 31, 2007
			(in thousands, except share and per share data)
Basic earnings (loss) per share(6):
From continuing operations	$(1.50)	$0.12	$(67.31)	$82.08	$299.95	$(16.58)	$(37.75)	$0.01	$(1,136.21)
From discontinued operations	(0.74)	0.00	0.80	8.05	(6.60)	(2.09)	(9.99)	0.00	53.34

	$(2.24)	$0.12	$(66.51)	$90.13	$293.35	$(18.67)	$(47.74)	$0.01	$(1,082.87)

Diluted earnings (loss) per share(6):
From continuing operations	$(1.50)	$0.12	(67.31)	77.27	268.18	$(16.58)	$(37.75)	$0.01	$(1,136.21)
From discontinued operations	(0.74)	0.00	0.80	7.58	(5.90)	(2.09)	(9.99)	0.00	53.34

	$(2.24)	$0.12	$(66.51)	$84.85	$262.28	$(18.67)	$(47.74)	$0.01	$(1,082.87)

Weighted average shares outstanding:
Basic	10,961,626	11,136,122	19,997	19,993	19,993	92,200	92,200	92,200	92,200
Diluted	10,961,626	11,136,122	19,997	21,238	22,362	92,200	92,200	52,149,717	92,200
Other Financial Data:
Net cash provided by (used for) operating activities from continuing operations	$(5,238)	1,253	$3,245	$14,017	$16,542	$7,488	$39,184	$9,571	$14,594
Depreciation and amortization	6,893	3,361	2,420	3,408	2,238	4,548	14,922	3,361	5,879
Capital expenditures	2,515	277	144	1,046	2,076	582	2,694	793	631
Net cash provided by (used for) investing activities from continuing operations	(24)	(278)	(1,901)	(9,597)	5,132	(164,764)	(66,441)	(927)	(646)
Net cash provided by (used for) financing activities from continuing operations	(8,961)	(345)	(300)	(411)	(61)	160,381	27,964	(9,000)	(12,739)
Deferred revenue(7)	4,670	4,487	5,434	10,358	15,592	16,983	34,520	N/A	42,297

	(Pre-reorganization) Dice Inc. Predecessor(1)		(Predecessor) Dice Inc. Reorganized(1)			(Successor) Dice Holdings, Inc.
	At December 31, 2002	At June 30, 2003	At December 31, 2003	At December 31, 2004	At August 31, 2005	At December 31, 2005	At December 31, 2006	At March 31, 2007
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$4,696	$7,143	$8,202	$11,945	$33,940	$3,363	$5,795	$7,370
Goodwill and intangible assets, net	15,623	—	17,661	17,567	16,098	186,346	256,626	254,278
Total assets	34,703	40,327	39,923	52,090	64,562	207,818	302,327	303,222
Long-term debt, including current portion	69,434	—	—	—	—	49,000	89,000	191,000
Total stockholders’ equity (deficit)	(43,285)	34,482	33,171	35,460	41,432	110,261	134,335	30,320

(1)	On February 14, 2003, our Predecessor, Dice Inc., filed a voluntary petition for bankruptcy under Chapter 11 of Title 11 of the United States Bankruptcy Code. Its Joint Plan of Reorganization became effective on June 30, 2003. The periods presented prior to July 1, 2003 have been designated “Predecessor,” and reflect our Predecessor’s accounts prior to the effectiveness of its Joint Plan of Reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code and the periods subsequent to June 30, 2003 have been designated “reorganized,” and reflect our Predecessor’s accounts after the effectiveness of its Joint Plan of Reorganization. The periods on or after September 1, 2005 reflect our accounts after the 2005 Acquisition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Company” for additional information.
(2)	Reflects reorganization adjustments and the net impact of the adoption of Fresh Start Accounting.
(3)	Reflects the acquisition of ClearanceJobs in September 2004.
(4)	Reflects the acquisition of Targeted Job Fairs in January 2005.
(5)	Reflects the eFinancialGroup Acquisition on October 31, 2006.
(6)	Basic and diluted net income (loss) per share is computed by dividing the net income (loss) applicable to common stockholders by the weighted-average number of shares outstanding for the period.
(7)	Deferred revenue is a key metric of our business as it indicates a level of sales already made that will be recognized as revenue in the future. Deferred revenue reflects our increased ability to sign customers to long-term contracts. We recorded deferred revenue of $16.1 million on our consolidated balance sheet, as of August 31, 2005, prior to purchase accounting adjustments related to the 2005 Acquisition. As required by U.S. GAAP, in determining the fair value of the liabilities assumed under purchase accounting, the acquired deferred revenue is to be recorded at fair value to the extent it represents an assumed legal obligation. We estimated our obligation related to deferred revenue as a result of the 2005 Acquisition using the cost build-up approach which determines fair value by estimating the costs related to fulfilling the obligation plus a normal profit margin. The estimated costs to fulfill our deferred revenue obligation in connection with the 2005 Acquisition were based on our expected future costs to fulfill our obligation to our customers. As a result, we recorded an adjustment to reduce the carrying value of deferred revenue by $6.0 million, to $10.1 million. The reduction negatively impacted revenues by $3.6 million and $2.1 million for the periods ended December 31, 2005 and 2006, respectively. Similarly, we recorded deferred revenue for eFinancialGroup at the date of the acquisition of $3.6 million, prior to purchase accounting adjustments. We estimated our obligation related to deferred revenue based on future costs to fulfill our obligation to our customers. As a result, we recorded an adjustment to reduce the carrying value of deferred revenue for eFinancialGroup by $2.4 million, to $1.2 million. The reduction negatively impacted revenues by $918,000 and $758,000 during the year ended December 31, 2006 and three months ended March 31, 2007, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our historical financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus.

Our historical financial data discussed below reflects the historical results of operations and financial position of Dice Holdings, Inc. and its consolidated subsidiaries. Accordingly, the historical financial data does not give effect to the completion of this offering and the 2007 Financing. See “—Amended and Restated Credit Facility” and “Unaudited Pro Forma Financial Information” included elsewhere in this prospectus. The following discussion and analysis of our results of operations includes periods prior to the 2005 Acquisition, the eFinancialGroup Acquisition and certain other acquisitions. Accordingly, our historical results of operations are not indicative of what our future results of operations will be.

Overview

We are a leading provider of specialized career websites for select professional communities. We target employment categories in which there is a scarcity of highly skilled, highly qualified professionals relative to market demand. Our career websites serve as online marketplaces where employers and recruiters find and recruit prospective employees, and where professionals find relevant job opportunities and information to further their careers. Each of our career websites offers job listings, content, career development and recruiting services tailored to the specific needs of the professional community that it serves. Our largest websites by revenue are Dice.com, the leading career website in the United States for technology professionals, and eFinancialCareers.com, the leading global career website for capital markets and financial services professionals, headquartered in the United Kingdom and serving the financial services industry in various markets around the world.

Our Company

Through our predecessors, we have been in the technology recruiting and career development business for 16 years. In 1999, the Dice service was acquired by Earthweb Inc., an Internet technology content provider, which at the time of the acquisition was a publicly held company with its common stock traded on the Nasdaq National Market. During 2000, Earthweb Inc. (which subsequently changed its name to Dice Inc.) made a strategic decision to focus on technology recruiting and career development and exited the technology content-based business.

From its inception through 2003, Dice sustained net operating losses and negative cash flows and during that period was primarily dependent upon its ability to raise debt and equity financing through public or private offerings in order to fund its operations. In addition, beginning in 2001, Dice’s liquidity issues worsened as a result of a decline in the demand for Dice’s products and services stemming from the downturn in the general labor market and more specifically in the technology labor market and due to the significant amount of indebtedness Dice’s predecessor had incurred. As a result, Dice began pursuing discussions with the largest holder of Dice’s then outstanding debt securities regarding a pre-packaged Chapter 11 plan of reorganization under the United States Bankruptcy Code.

On February 14, 2003, Dice Inc. filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code with respect to its pre-packaged plan of reorganization. The Joint Plan of Reorganization was confirmed by the Bankruptcy Court on June 24, 2003, and became effective on June 30, 2003. In accordance with the Joint Plan of Reorganization, Dice’s pre-bankruptcy debt securities were eliminated in exchange for 95% of the common stock of the reorganized Dice, with the remaining 5% of this common stock issued to the 130 largest holders of Dice’s pre-bankruptcy capital stock. The Dice stockholders who were not among the 130 largest holders received a pro rata allocation of $50,000. Under the Joint Plan of Reorganization all of Dice’s pre-bankruptcy capital stock, options and debt securities were cancelled upon its emergence from bankruptcy and Dice emerged from bankruptcy as a privately-held company.

In September 2004, Dice Inc. acquired substantially all of the assets of ClearanceJobs.com, the leading recruiting and career development website for professionals with active U.S. Government security clearances, and in January 2005, acquired substantially all of the assets of Targeted Job Fairs, a leading producer and host of career fairs and open houses focused primarily on technology and security-cleared candidates in the United States.

Dice Holdings, Inc. was incorporated on June 28, 2005 by investment funds organized by the General Atlantic Stockholders and the Quadrangle Stockholders. On August 31, 2005, Dice Holdings, Inc. purchased all of the outstanding common stock of Dice Inc. from its stockholders, and Dice Inc. became its wholly-owned subsidiary. Dice Holdings, Inc. is a holding company and its assets consist substantially of the capital stock of its three operating subsidiaries, Dice, eFinancialGroup and JobsintheMoney.

On October 31, 2006, Dice Holdings, Inc. acquired all of the outstanding capital stock of eFinancialGroup. eFinancialGroup operated the career websites eFinancialCareers.com, which targets capital markets and financial services professionals and employers worldwide, and JobsintheMoney.com, which targets the financial and accounting job market in the United States, and a financial publishing business, eFinancialNews. As consideration for the acquisition, Dice Holdings, Inc. paid the stockholders of eFinancialGroup £56.5 million (or approximately $106.3 million at the exchange rate in effect on October 31, 2006) in cash and issued 3,628,992 shares of its Series A convertible preferred stock valued at $25.2 million. Immediately after the acquisition, Dice Holdings, Inc. sold eFinancialNews back to certain of eFinancialGroup’s former stockholders for approximately $41.6 million in cash. Operating results of eFinancialGroup and JobsintheMoney occurring subsequent to the eFinancialGroup Acquisition are included in the consolidated operating results of Dice Holdings, Inc. Total consideration for eFinancialGroup, excluding eFinancialNews, was $89.9 million (which amount includes the value of 3,628,992 shares of the Series A convertible preferred stock of Dice Holdings, Inc. issued as partial consideration for the eFinancialGroup Acquisition).

We have provided certification test preparation and assessment products for technology professionals through our subsidiary, MeasureUp. In February 2007, we decided to abandon the MeasureUp business after assessing the long-term economic viability of MeasureUp in light of its projected operating losses and the lack of an operational or strategic fit with our core business, and after unsuccessfully attempting to sell the business. We ceased all significant business activities of MeasureUp on March 30, 2007. We reclassified our historical financial statements to present MeasureUp as a discontinued operation. Revenue for MeasureUp for the three month period ended March 31, 2006 and 2007 totaled $830,000 and $835,000, respectively. Revenue for MeasureUp totaled $3.5 million, $822,000, $2.2 million and $3.6 million for the year ended December 31, 2006, four months ended December 31, 2005, eight months ended August 31, 2005 and for the year ended December 31, 2004, respectively. MeasureUp experienced net losses of $921,000, $193,000 and $132,000 for the year ended December 31, 2006, the four months ended December 31, 2005, and the eight months ended August 31, 2005, respectively. MeasureUp had net income for the year ended December 31, 2004 of $161,000.

We have identified two reportable segments under Statement of Financial Accounting Standards, or “SFAS,” No. 131, Disclosures about Segments of an Enterprise and Related Information, based on our operating structure. Our reportable segments include Dice (which includes Dice.com and ClearanceJobs.com) and eFinancialCareers’ international business. Targeted Job Fairs, CyberMedia Dice Careers Limited, or “CyberMedia Dice,” and JobsintheMoney do not meet certain quantitative thresholds, and therefore are reported in the aggregate.

Our Revenues and Expenses

We derive the substantial majority of our revenues from customers who pay fees, either annually, quarterly or monthly, to post jobs on our websites and to access our searchable databases of resumes. Our fees vary by customer based on the number of individual users of our databases of resumes, the number and type of job postings purchased and the terms of the package purchased. In the United States, we sell recruitment packages that include both access to our databases of resumes and job posting capabilities. Internationally, our job postings and access to our resume databases are often sold separately and not as a single package. We believe the key metrics that are material to an analysis of our U.S. businesses are our total number of recruitment package customers and the revenue, on average, that these customers generate. Similar metrics are important to our international businesses. At March 31, 2007, Dice.com had approximately 8,500 total recruitment package customers and our other websites collectively served over 2,500 customers, including some customers who are also customers of Dice.com, as of the same date. Our revenues from continuing operations have grown significantly in the past three years from $32.2 million in 2004 to $83.7 million in 2006, an increase of 160%.

The key factors influencing our revenue growth over this period are:

•

the increased adoption of our services by direct employers, staffing companies and recruiting firms that seek to recruit, place, or hire professionals in the communities we serve, which contributed to an increase in revenues of approximately $48.2 million; and

•	the eFinancialGroup Acquisition, which contributed to an increase in revenues of $3.3 million in 2006.

Our ability to continue to grow our revenues will largely depend on our ability to grow our customer bases in the markets in which we operate by acquiring new recruitment package customers while retaining a high proportion of the customers we currently serve, and to expand the breadth of services our customers purchase from us. We continue to make investments in our business and infrastructure to help us achieve our long-term growth objectives.

Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the technology and finance sectors. Accordingly, significant increases or decreases in the unemployment rate, labor shortages or a decrease in available jobs, specifically in the technology, finance and other vertical industries we serve, can have a material affect on our revenues and results of operations. A significant increase in the unemployment rate or a shortage of available jobs could cause a decrease in the number of job postings on our websites, which in turn would negatively impact our revenues and income. Alternatively, a decrease in the unemployment rate or a labor shortage generally means that employers (including our customers) are seeking to hire more individuals, which would generally lead to more job postings and have a positive impact on our revenues and results of operations.

Other material factors that may affect our results of operations include our ability to attract qualified professionals to our websites and our ability to attract customers with relevant job opportunities. The more qualified professionals that use our websites, the more attractive our websites become to employers, which in turn makes them more likely to become our customers, resulting in positive impacts on our results of operations. If we are unable to continue to attract qualified professionals to our websites, our customers may no longer find our services attractive, which could have a negative impact on our results of operations. Additionally, in order to attract qualified professionals to our websites we need to ensure that are websites remain relevant.

The largest components of our expenses are personnel costs and marketing and sales expenditures. Personnel costs consist of salaries, benefits, and incentive compensation for our employees, including commissions for salespeople. Personnel costs are categorized in our statements of operations based on each employee’s principal function. Marketing and sales expenditures primarily consist of online advertising and direct mailing programs.

Critical Accounting Policies

This discussion of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amount of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue, goodwill and intangible assets, stock-based compensation and income taxes. We based our estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that we believe are reasonable. In many cases, we could reasonably have used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Our actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments used in the preparation of our consolidated financial statements. See the notes to our consolidated financial statements included elsewhere in this prospectus for further information about these critical accounting policies as well as a description of our other accounting policies.

Revenue Recognition

We recognize revenues, under the provisions of the Commission’s Staff Accounting Bulletin, or “SAB,” No. 104, Revenue Recognition, when persuasive evidence of an agreement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Payments received in advance of services being rendered are recorded as deferred revenue and recognized on a straight-line basis over the service period. We generate a majority of our revenue from the sale of recruitment packages.

Recruitment package revenues are derived from the sale to recruiters and employers a combination of job listings and access to a searchable database of candidates on the dice.com, clearancejobs.com, efinancialcareers.com, jobsinthemoney.com and cybermediadice.com websites. Certain of our arrangements include multiple deliverables, which consist of access to job listings and access to a searchable database of resumes. In the absence of higher-level specific authoritative guidance, we determine the units of accounting for multiple element arrangements in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Specifically, we consider a delivered item as a separate unit of accounting if it has value to the customer on a standalone basis, if there is objective and reliable evidence of the fair value of the undelivered elements, and, if the arrangement includes a general right of return relative to the delivered element, delivery or performance of the undelivered element is considered probable and is substantially within our control. Services to customers buying a package of available job listings and access to the database are delivered over the same period and revenue is recognized ratably over the length of the underlying contract, typically from one to twelve months. Revenue from the sale of classified job listings is recognized ratably over the length of the contract or the period of actual usage, if shorter.

Deferred revenue is a key metric of our business as it indicates a level of sales already made that will be recognized as revenue in the future. Deferred revenue reflects our increased ability to sign customers to long-term contracts. We recorded deferred revenue of $16.1 million on our consolidated balance sheet, as of August 31, 2005, prior to purchase accounting adjustments related to the 2005 Acquisition. As required by U.S. GAAP, in determining the fair value of the liabilities assumed under purchase accounting, the acquired deferred revenue is to be recorded at fair value to the extent it represents an assumed legal obligation. We estimated our obligation related to deferred revenue as a result of the 2005 Acquisition using the cost build-up approach which determines fair value by estimating the costs related to fulfilling the obligation plus a normal profit margin. The estimated costs to fulfill our deferred revenue obligation in connection with the 2005 Acquisition were based on our expected future costs to fulfill our obligation to our customers. As a result, we recorded an adjustment to reduce the carrying value of deferred revenue by $6.0 million, to $10.1 million. The reduction negatively impacted revenues by $3.6 million and $2.1 million for the periods ended December 31, 2005 and 2006, respectively. Additionally, revenues were negatively impacted by $918,000 and $758,000 during the year ended December 31, 2006 and the three months ended March 31, 2007, respectively, related to deferred revenue purchase accounting adjustments from the eFinancialGroup Acquisition.

Fair Value of Acquired Businesses

We completed the acquisition of Dice Inc. in 2005 and eFinancialGroup in 2006. SFAS No. 141, “Business Combinations” (“SFAS No. 141”) requires acquired businesses to be recorded at fair value by the acquiring entity. SFAS No. 141 also requires that intangible assets that meet the legal or separable criterion be separately recognized on the financial statements at their fair value, and provides guidance on the types of intangible assets subject to recognition. A significant component of the value of these acquired businesses has been allocated to intangible assets.

The significant assets acquired and liabilities assumed from our acquisitions consist of intangible assets, goodwill and deferred revenue. Fair values of the technology and trademarks were determined using a royalty savings methodology which estimates the value of the trademark and brand name by calculating the present value of the royalties saved because the company owns the asset. Fair values of the customer lists were estimated using the discounted cash flow method based on projections of the amounts and timing of future revenues and cash flows, discount rates and other assumptions as deemed appropriate. Fair values of the candidate database were determined based on the estimated cost to acquire a seeker applied to the number of active seekers as of the acquisition date. The acquired deferred revenue is recorded at fair value as it represents an assumed legal obligation. We estimated our obligation related to deferred revenue using the cost build-up approach which determines fair value by estimating the costs related to fulfilling the obligation plus a reasonable profit margin. The estimated costs to fulfill our deferred revenue obligation were based on our expected future costs to fulfill our obligation to our customers. Goodwill is the amount of purchase price paid for an acquisition that exceeds the estimated fair value of the net identified tangible and intangible assets acquired.

The remaining useful life of the technology was determined through review of the technology roadmaps, the pattern of projected economic benefit of each existing technology asset, and the time period over which the majority of the undiscounted cash flows are projected to be achieved. The remaining useful life of the trademarks and brand names was determined based on the estimated time period over which each asset is projected to be used, the pattern of projected economic benefit, and the time period over which the majority of the undiscounted cash flows are projected to be achieved. The remaining useful life of the customer list was determined based on the projected customer attrition rates, the pattern of projected economic benefit of each list and the time period over which the majority of the undiscounted cash flows are projected to be achieved.

The purchase price allocation is substantially complete. Adjustments to goodwill during the three month period ended March 31, 2007 were primarily related to income taxes. An additional adjustment to goodwill may result from our finalization of the review of eFinancialGroup’s tax position.

Determining the fair value for these specifically identified intangible assets involves significant professional judgment, estimates and projections related to the valuation to be applied to intangible assets such as customer lists, technology and trade names. The subjective nature of management’s assumptions increases the risk associated with estimates surrounding the projected performance of the acquired entity. Additionally, as we amortize the finite-lived intangible assets over time, the purchase accounting allocation directly impacts the amortization expense we record on our financial statements.

Goodwill

As a result of our various acquisitions, we have recorded goodwill. We record charges for goodwill when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired.

We determine whether the carrying value of recorded goodwill is impaired on an annual basis or more frequently if indicators of potential impairment exist. The first step of the impairment review process compares the fair value of the reporting unit in which the goodwill resides to the carrying value of that reporting unit. The second step measures the amount of impairment loss, if any, by comparing the implied fair value of the reporting unit goodwill with its carrying amount. Our annual impairment test for 2006 was performed in the third quarter by comparing the goodwill recorded from the 2005 Acquisition to the fair value of the DCS Online and Targeted Job Fairs reporting units. The goodwill at the other reporting units, eFinancialCareers’ international business, and JobsintheMoney, was the result of the eFinancialGroup Acquisition which occurred in October 2006.

The determination of whether or not goodwill has become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of our reporting units. Fair values are determined using a discounted cash flow methodology based on projections of the amounts and timing of future revenues and cash flows, assumed discount rates and other assumptions as deemed appropriate. We consider factors such as historical performance, anticipated market conditions, operating expense trends and capital expenditure requirements. Additionally, the discounted cash flows analysis takes into consideration cash expenditures for product development, other technological updates and advancements to our websites and investments to improve our candidate databases. The significant assumptions used for determining the fair value for each of the reporting units during the 2006 annual impairment test were as follows: discount rate of 18%, capitalization rate of 9%, revenue growth rates ranging from 5% to 21%, and a cash operating profit margin of approximately 40%, which is consistent with historical cash operating margin results for DCS Online and Targeted Job Fairs. Our operating profit margin for 2006 of approximately 20% includes the amortization of our intangible assets. The cash operating profit margin used in our discounted cash flows analysis is approximately 40%. The difference between the two percentages is due to the amortization of our intangible assets. Since amortization is a non-cash expense, it is not included in our discounted cash flows analysis.

The assumption that provides the most sensitivity is the discount rate. If a one percent increase in the discount rate was used, we would not realize an impairment charge to goodwill in the third quarter of 2006, which is the quarter during which we performed our impairment test. Changes in our strategy and/or market conditions could significantly impact these judgments and require adjustments to recorded amounts of goodwill.

Indefinite-Lived Acquired Intangible Assets

The indefinite-lived acquired intangible assets include the Dice trademarks and brand name. The Dice.com trademark, trade name and domain name is one of the most recognized names of online job boards. Since Dice’s inception in 1991, the brand has been recognized as a leader in recruiting and career development services for technology and engineering professionals. Currently, the brand is synonymous with the most specialized online marketplace for industry-specific talent. The brand has a significant online and offline presence in online recruiting and career development services. Considering the recognition and the awareness of the Dice brand in the talent acquisition and staffing services market, Dice’s long operating history and the intended use of the Dice brand, the remaining useful life of the Dice.com trademark, trade name and domain name was determined to be indefinite.

We determine whether the carrying value of recorded indefinite-lived acquired intangible assets is impaired on an annual basis or more frequently if indicators of potential impairment exist. The impairment review process compares the fair value of the indefinite-lived acquired intangible assets to its carrying value. If the carrying value exceeds the fair value, an impairment loss is recorded.

The determination of whether or not indefinite-lived acquired intangible assets have become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of the indefinite-lived acquired intangible assets. Fair values are determined using a royalty savings methodology which estimates the value of the trademark and brand name by calculating the present value of the royalties saved because the company owns the asset. We consider factors such as historical performance, anticipated market conditions, operating expense trends and capital expenditure requirements. The significant assumptions used for determining the fair value for the indefinite-lived acquired intangible assets during the 2006 annual impairment test were as follows: discount rate of 18%, royalty rate of 8% and revenue growth rates ranging from 5% to 21%. The assumption that provides the most sensitivity is the discount rate. If a two percent increase in the discount rate and a two percent decrease in the royalty rate and the revenue growth rate were used, we would not realize an impairment charge related to the indefinite-lived acquired intangible assets in the third quarter of 2006, which is the quarter during which we performed our impairment test. A two percent change for each of the significant assumptions was used because a two percent change would cause a significant change in the fair value of the indefinite-lived acquired intangible assets. Changes in our strategy and/or market conditions could significantly impact these judgments and require adjustments to recorded amounts of intangible assets.

Website Development Costs

We account for website development costs in accordance with the guidance set forth in Financial Accounting Standards Board Emerging Issues Task Force, or “EITF,” Issue No. 00-2, Accounting for Website Development Costs. We capitalize costs of materials, consultants and compensation and related expenses of employees who devote time to designing, developing, testing and implementing enhancements to our websites. However, we expense, as incurred, website development costs for new features and functionalities since it is unlikely that they will result in additional functionality until they are both developed and tested with confirmation that they are more effective than the current set of features and functionalities on our websites. Our judgment is required in determining the point at which various projects may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized, which is generally two years. To the extent that we change the manner in which we develop and test new features and functionalities related to our websites, assess the ongoing value of capitalized assets or determine the estimated useful lives over which the costs are amortized, the amount of website development costs that we capitalize and amortize in future periods would be impacted. We capitalized website development costs of $284,000, $341,000 and $434,000 for the years ended December 31, 2004, 2005 and 2006, respectively, and $125,000 for the three months ended March 31, 2007.

Income Taxes

We recognize deferred taxes by the asset and liability method. Under this method, deferred income taxes are recognized for differences between the financial statement and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. We have concluded that based on expected future results and the future reversals of existing taxable temporary differences, it is more likely than not that the deferred tax assets will be used in the future. Accordingly, the valuation allowance that was established in 2005 was reversed in 2006, resulting in the benefit being recorded as a reduction to goodwill.

At December 31, 2006, our unused net operating loss carryforward for federal income tax purposes was approximately $49.6 million, and will begin to expire in 2011. We must generate approximately $56.0 million of taxable income in future years to fully realize our deferred tax assets. The amount and availability of net operating loss allowable to offset income after a change in ownership is limited under Internal Revenue Code (“IRC”) Section 382. We have determined that the Section 382 limitation created by various ownership changes limits the net operating losses that are available to be used on a prospective basis to $20.6 million per year.

Stock and Stock-Based Compensation

We have granted stock options to certain of our employees and directors under our 2005 Stock Plan. We adopted SFAS No. 123 (Revised 2004), Share-Based Payment, or “SFAS 123(R),” upon inception of Dice Holdings, Inc. Prior to September 1, 2005, we accounted for our stock-based awards using the intrinsic value method prescribed in Accounting Principles Board, or “APB,” Opinion No. 25 and related interpretations. Under the intrinsic value method, compensation expense is measured on the date of the grant as the difference between the deemed fair value of our common stock and the exercise or purchase price multiplied by the number of stock options or restricted stock awards granted. Compensation expense is recorded for stock options awarded to employees in return for employee service. The expense is measured at the fair value of the award on the date of grant and recognized as compensation expense on a straight-line basis over the employee service period, which is the vesting period. We do not expect forfeitures to occur and record expense based upon the number of awards expected to vest.

The fair value of options granted during the periods ended March 31, 2007, December 31, 2006 and 2005, was estimated on the grant date using Black-Scholes option-pricing model with the weighted average assumptions in the table below. Because our stock was not publicly traded during these periods, the average historical volatility rate for a similar entity was used. The expected life of the options granted is derived from historical exercise behavior. The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	For the Year Ended December 31,		For the Three Months Ended March 31, 2007
	2005	2006
The weighted average fair value of options granted	$.60	$1.52	$1.29
Dividend yield	0.00%	0.00%	0.00%
Weighted average risk-free interest rate	4.52%	4.64%	4.69%
Weighted average expected volatility	38.80%	36.84%	35.51%
Expected life (in years)	4	4	4

Valuation of Capital Stock

Significant Factors, Assumptions, and Methodologies Used in Determining the Fair Value of our Capital Stock.

Members of our management possessing the requisite valuation experience estimated the fair value of our capital stock. We did not obtain contemporaneous valuations prepared by an unrelated valuation specialist at the time of each stock option issuance because we believed our management possessed the requisite valuation expertise to prepare a reasonable estimate of the fair value of the interests at the time of each issuance since inception. When determining the fair value of our common stock, we follow the guidance prescribed by the American Institute of Certified Public Accountants in its practice aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” (the “Practice Aid”).

According to paragraph 11 of the Practice Aid, quoted market prices in active markets are the best evidence of fair value of a security and should be used as the basis for the measurement of fair value, if available. Since quoted market prices for our securities are not available, the estimate of fair value should be based on the best information available at the time of the valuation, including prices for similar securities and the results of using other valuation techniques. Privately held enterprises or shareholders sometimes engage in arm’s-length cash transactions with unrelated parties for the issuance or sale of their equity securities, and the cash exchanged in such a transaction is, under certain conditions, an observable price that serves the same purpose as a quoted market price. Those conditions are (a) the equity securities in the transaction are the same securities as those with which the fair value determination is being made, and (b) the transaction is a current transaction between willing parties. To the extent that arm’s-length cash transactions had occurred, we utilized those transactions to determine the fair value of our common stock. When arm’s-length transactions as described above were not available, then we utilized other valuation techniques based on the guideline companies method and discounted cash flows analysis. The methodologies and assumptions were applied consistently over the various grant dates. The determination of the fair value of our common stock requires us to make judgments that are complex and inherently subjective.

The derived fair value of our common stock underlying the options was determined based on an internal valuation prepared by management with the appropriate level of competency, contemporaneously with the issuance of the options. We used generally accepted valuation methodologies, including the guideline company method, a variation of the market approach based on comparable company multiples. The guideline public company method incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the group, to derive the total equity value of the group. The comparable companies were comprised of a combination of companies in the online recruitment and workforce management businesses, the technology focused advertising businesses and subscription-based, vertically focused online businesses. We believe using companies in these lines of businesses provides a reasonable basis for estimating the fair value of our common stock because they are most comparable to our operations. We believe that using the guideline company method provides the nearest relative value that can be found in the market and is therefore the best indicator of the value of our company.

Additionally, a discounted cash flow method was prepared as corroborating evidence. The discounted cash flow method is a method within the income approach whereby the present value of future expected net cash flows is calculated using a discount rate to validate the valuation that resulted from the guideline companies method.

Options granted at the time of a confirming transaction had a strike price determined as if the value of common stock equaled the value of the Series A convertible preferred stock less certain discounts related to leverage and dilution.

The following table details the values determined at each option grant in 2006 and 2007. At such dates our stock and our company were valued as follows (dollars in millions except per share amounts):

	Net Debt(3)	Discount for Lack of Marketability	Dice Equity Value on a Minority Non-Marketable Basis	Exercise Price per Share		Number of Options Granted
Option Grants
May 2, 2006	$35.0	40%	$190.0(1)	$3.52		137,839
November 1, 2006	$89.7	(2)	$367.9(2)	$5.97		1,011,895
December 5, 2006	$85.0	(2)	$367.9(2)	$5.97		135,534
January 31, 2007	$83.1	40%	$392.0(1)	$6.55		18,440
January 31, 2007	$83.1	40%	$392.0(1)	$8.27	(4)	628,804
March 27, 2007	$187.5	10%	$413.0(1)	$6.89		192,698
May 9, 2007	$183.7	10%	$436.0(1)	$7.11		117,094

(1)	The fair value was determined based on a contemporaneous internal valuation prepared by management with the appropriate levels of competency.

(2)	The fair value was determined based on a third party transaction involving our preferred stock issued in connection with the eFinancialGroup Acquisition. The equity value of $6.93 per share determined in the eFinancialGroup Acquisition was further reduced by the incurrence of indebtedness and the dilutive effect of previously issued stock options. Our board of directors determined that the strike price for options issued at the time of the eFinancialGroup Acquisition should be at the value of the preferred shares less certain reductions related to leverage and dilution.

(3)	Net debt consists of debt less cash held by us.
(4)	These options were granted at an exercise price above fair value of the common stock.

The valuations were impacted by a $0.19 reduction in the strike price of options outstanding on October 20, 2006 in connection with a dividend paid to holders of our preferred stock, the eFinancialGroup Acquisition on October 31, 2006, and a $1.78 reduction in the strike price of unvested options outstanding on March 23, 2007 in connection with a dividend paid to holders of our preferred and common stock.

A discount of 40% for lack of marketability was applied to the valuation of our stock for the May 2, 2006 and January 31, 2007 option grants. The size of the discount was based on a quantitative and qualitative assessment of the facts and circumstances at the time of the grants. The value of the company to which the discount was applied was established using market multiples of a group of our large, publicly traded peers. The impact of being privately held was not included when developing the market multiples. The qualitative factors we examined when estimating the discount that would be demanded by a hypothetical investor included (i) general private company discounts, (ii) the impact of the greater risk and uncertainty inherent in our relatively small size and (iii) the difference in value between the outstanding preferred stock and the common stock to be issued upon exercise of the stock options. Consistent with the Practice Aid, the higher the perceived risk of the enterprise, or the higher the volatility of the price or value of its equity securities, the higher the discount would tend to be. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our stock based on available information on volatility of stocks of publicly traded companies in the industry. The volatility of the market indices for technology companies is approximately 40% more volatile than the broad market. Additionally, the volatility of the comparable companies utilized for the valuation of our stock was approximately three times more volatile than the broad market and two times more volatile than the market indices for technology companies. The quantitative factors we examined when estimating the discount that would be demanded by a hypothetical investor included (i) the time we believed it would take for us to issue stock in a public offering, (ii) the volatility of our stock and (iii) the risk of completing an initial public offering. The aggregate discount we selected is well within the range of discounts observed in published studies and research which have indicated as much as a 50-60% discount is appropriate for restricted stock. We considered the risk factors identified in the studies and compared them to our risk factors and determined the use of a 40% discount to be appropriate based on the evidence available.

In February 2007, we interviewed a group of investment banking firms to help assess our alternatives in regard to potentially issuing stock in an initial public offering. Prior to the commencement of this process, we believed that we did not have sufficient business scale to be a public company. In addition, during this period we believed that we required more time to focus on integrating the eFinancialCareers business into our existing business. The process that began in February also focused on an evaluation of the most opportune timing for a potential initial public offering given the eFinancialCareers integration effort.

As a result of the commencement of this process, beginning with the March 27, 2007 grant, a total discount of 10% was applied. The discount was reduced from 40% used on January 31, 2007 due to the increasing likelihood of an initial public offering. Reducing the discount from 40% to 20% for the January 31, 2007 stock option grant would have resulted in additional stock compensation expense of approximately $260,000 on an annual basis over a four year period beginning January 31, 2007. The impact of this change would be insignificant to our results of operations when compared to 2006 revenues of $83.7 million, 2006 Adjusted EBITDA of $36.0 million, and 2006 income from continuing operations of $7.7 million. Additionally, there would be no impact on our debt covenants for any additional stock compensation expense.

In our calculation using the guideline company method, we used multiples of revenue, net income and EBITDA of comparable companies. As a private company, we believed it was appropriate to weight these three multiples in determining our stock price because we deemed all three measures to be appropriate for measurement. The multiples of revenue, net income and EBITDA used at each of the stock option grant dates during 2006 and 2007 were as follows:

	May 2, 2006		January 31, 2007		March 27, 2007		May 9, 2007
	Multiple	Weight	Multiple	Weight	Multiple	Weight	Multiple	Weight
Revenue	2.6	50%	3.6	50%	3.5	50%	3.1	50%
Net income	36	20%	37	20%	35	20%	27	20%
EBITDA	15.1	30%	24.4	30%	17.0	30%	12.1	30%

We used the best information available to corroborate our determination of our stock price, including events affecting the fair value of our common stock during the year, such as the implementation of our business strategy, including the achievement of significant qualitative and quantitative milestones relating to, among others, recruitment package customer growth, revenue growth, employee growth and the execution of strategic transactions. The multiples were applied to 2006 estimated results for the May 2, 2006 grant, to 2007 estimated results for the January 31, 2007 and March 27, 2007 grants and to 2008 estimated results for the May 9, 2007 grant.

In anticipation of this offering, we considered whether the estimates of the fair value of the common stock used in the accounting for share-based compensation for stock options granted during 2006 was reasonable based on conducting a retrospective analysis. We considered the valuation methodologies that investment banking firms discussed with us in preparation for this offering in the context of the guidance provided in the Practice Aid. We further considered the likelihood of proceeding with this offering and the changes in the business and capital structure during the course of 2006 and during the period thereafter leading up to the filing of a registration statement with the SEC. Based on such considerations, we determined that the contemporaneous valuation estimates completed by management at the time of each equity offering accurately reflected the fair value of our common stock at each grant date.

We expect there to be a difference between the estimated fair value of our common stock used to account for stock options issued during and subsequent to the year ended December 31, 2006 and the price of our common stock sold in this offering based on an assumed initial public offering price range of $11.00 to $13.00 per share of our common stock. We believe this increase is primarily attributable to the following events:

•

We continue to experience significant revenue, Adjusted EBITDA and net income growth. We generated revenues from continuing operations of $83.7 million in 2006, up from $32.2 million in 2004, representing a CAGR of 61%, and we grew our operating income and cash flow from operations from $3.6 million and $14.0 million to $16.6 million and $39.2 million, representing a CAGR of 115% and 67%, respectively, over the same period. Additionally, we generated revenues in the three months ended March 31, 2007 of $30.5 million compared to $26.7 million for the three months ended December 31, 2006.

•

On October 31, 2006, we acquired eFinancialCareers and JobsintheMoney. The eFinancialGroup Acquisition has brought us into new international markets as well as into new career services verticals. The acquisition created short term integration risk in the period initially after completion.

•

We increased our total recruitment package customers for Dice by more than 46% from December 31, 2005 to March 31, 2007. Recruitment package customers increased by approximately 1,800 from approximately 5,800 at December 31, 2005 to approximately 7,600 at December 31, 2006 and by another 900 in the three month period ended March 31, 2007.

•

In connection with the 2007 dividend, our debt balance increased by $113 million on March 23, 2007. The increase in the net debt balance significantly impacted the equity value of our company in the valuations on March 27 and May 9, 2007.

•

On March 30, 2007, we abandoned all significant business activities of our subsidiary MeasureUp after assessing the long-term economic viability of MeasureUp in light of its projected operating losses and lack of fit with our core business. The abandonment of MeasureUp has allowed our management to focus time and resources on growing the core business.

•

Decreases in our marketability discount from 40% on and prior to January 31, 2007 to 10% at March 27, 2007 and May 9, 2007, reflecting our increasing expectations of an eventual initial public offering as evidenced by our selection of investment bankers during February 2007 and pending a filing of an initial registration statement at the time of the grants. Additionally, we believe that the value of our common stock will increase as a result of listing on a public securities exchange, thereby completely eliminating the non-marketability discount due to the illiquid nature of private company equity securities.

•

Since December 31, 2006, the stock price of the guideline companies utilized in our comparable company market multiples has increased an average of approximately 8.7% through March 31, 2007. Through May 31, 2007, the stock price of the guideline companies has increased approximately 18.3% since December 31, 2006.

•

The valuation prepared to determine our assumed initial public offering price used different methods than were used to determine our stock price at the various option grant dates. The valuation to determine our assumed initial public offering price was prepared in consultation with our underwriters based on multiples of estimated 2008 EBITDA. Using this approach instead of a weighted average of multiples of revenue, net income, and EBITDA has resulted in a higher equity valuation than at the various option grant dates. The change in the valuation was expected due to the passage of time and the timing of a potential offering in the second quarter 2007. The use of EBITDA as the sole multiple basis was not implemented when we issued options on March 27 and May 9, 2007 because the Practice Aid recommends multiple perspectives be used in valuing private company stock. Additionally, while estimated 2008 financial results were ultimately used in the valuation on May 9, 2007, they were less reliable in early 2007, and therefore the 2007 estimated financial results were used in the valuation on March 27, 2007.

Below is a reconciliation of the value of the common stock at the date of the most recent stock option grant, May 9, 2007, and the mid-point of the estimated filing range for the initial public offering, using estimates of the impact of the significant factors contributing to the increase in value:

Valuation per share as of May 9, 2007	$7.11
Impact of reducing indebtedness, resulting from the proceeds of this offering	1.32
Elimination of 10% lack-of-marketability discount	0.86
Impact of valuation based 100% on multiple of estimated 2008 EBITDA compared to a valuation based on a combination of three factors	2.71

Mid-point of the estimated filing range	$12.00

Cyclicality

The labor market and certain of the industries that we serve have historically experienced short-term cyclicality. However, we believe that the economic and strategic value provided by online career websites has led to overall growth in the use of these services during the most recent labor market cycle, and has somewhat lessened the impact of cyclicality on our businesses as compared to traditional offline competitors.

Results of Operations

Our historical financial information discussed in this prospectus has been derived from the financial statements and accounting records of Dice Holdings, Inc. for the year ended December 31, 2006, for the four months ended December 31, 2005, and for the three month periods ended March 31, 2006 and 2007. The eight months ended August 31, 2005 and the year ended December 31, 2004 have been derived from the financial statements and accounting records of Dice Inc. The following table presents these results in thousands of dollars and as a percentage of revenues:

	Dice Inc. (Predecessor)				Dice Holdings, Inc. (Successor)
	Year Ended December 31,		Eight Months Ended August 31,		Four Months Ended December 31,		Year Ended December 31,		For the three months ended March 31,
	2004		2005		2005		2006		2006		2007
Revenues	$32,232	100.0%	$33,876	100.0%	$17,002	100.0%	$83,658	100.0%	$16,077	100.0%	$30,540	100.0%
Operating expenses:
Cost of revenues	2,392	7.4	2,398	7.1	1,181	6.9	4,824	5.8	1,110	6.9	1,897	6.2
Product development	1,557	4.8	1,048	3.1	597	3.5	2,358	2.8	434	2.7	980	3.2
Sales and marketing	15,002	46.5	13,853	40.9	8,105	47.7	34,488	41.2	7,128	44.3	13,601	44.6
General and administrative	6,246	19.4	4,710	13.9	3,152	18.5	10,467	12.5	2,058	12.8	4,024	13.2
Depreciation	2,030	6.3	990	2.9	380	2.2	1,830	2.2	335	2.1	651	2.1
Amortization	1,378	4.3	1,248	3.7	4,168	24.5	13,092	15.6	3,026	18.8	5,228	17.1

Total operating expenses	28,605	88.7	24,247	71.6	17,583	103.4	67,059	80.1	14,091	87.6	26,381	86.4

Operating income (loss)	3,627	11.3	9,629	28.4	(581)	(3.4)	16,599	19.9	1,986	12.4	4,159	13.6

Interest expense	(44)	(0.1)	(15)	—	(2,019)	(11.9)	(4,745)	(5.7)	(1,331)	(8.3)	(2,347)	(7.7)
Interest income	237	0.7	474	1.4	44	0.3	191	0.2	27	0.2	77	0.3
Other income (expense)	(17)	(0.1)	(160)	(0.5)	—	—	—	—	—	—	—	—

Income from continuing operations before income taxes and minority interest	3,803	11.8	9,928	29.3	(2,556)	(15.0)	12,045	14.4	682	4.2	1,889	6.2
Income tax expense (benefit)	2,162	6.7	4,155	12.3	(939)	(5.5)	4,642	5.5	262	1.6	(1,070)	3.5
Minority interest in net loss of subsidiary	—	—	224	0.7	88	0.5	296	0.4	53	0.3	—	—

Income (loss) from continuing operations	1,641	5.1	5,997	17.7	(1,529)	(9.0)	7,699	9.3	473	2.9	2,959	9.7
Discontinued operations:
Income (loss) from discontinued operations	267	0.8	(221)	(0.7)	(304)	(1.8)	(1,462)	(1.7)	(232)	(1.4)	(537)	(1.8)
Income tax benefit (expense) from discontinued operations	(106)	(0.3)	89	0.3	111	0.7	541	0.6	88	0.5	5,455	17.9

Income (loss) from discontinued operations, net of tax	161	0.5	(132)	(0.4)	(193)	(1.1)	(921)	(1.1)	(144)	(0.9)	4,918	16.1

Net income (loss)	$1,802	5.6	$5,865	17.3	$(1,722)	(10.1)	$6,778	8.2	$329	2.0	$7,877	25.8

Three Months Ended March 31, 2007 Compared to the Three Months Ended March 31, 2006 (Successor)

Revenues

	Three months ended March 31,
	2006	2007	Increase	Percent Change
	(in thousands, except percentages)
Revenues
Dice	$15,441	$23,351	$7,910	51%
eFinancialCareers	—	5,145	5,145	—
Other	636	2,044	1,408	221%

Total revenues	$16,077	$30,540	$14,463	90%

Our revenues were $30.5 million for the three months ended March 31, 2007 compared to $16.1 million for the same period in 2006, an increase of $14.5 million, or 90%. This increase can be attributed to a combination of organic growth and the eFinancialGroup Acquisition. We experienced organic growth in the Dice business of $7.9 million, or 51%, as a result of successful marketing efforts leading to new customers, as well as an increase in sales to existing customers both in the number of job postings and individual users of our databases and an increase in the price of our products. Our recruitment package customers increased from approximately 5,800 at December 31, 2005 to approximately 8,500 at March 31, 2007. Average revenue per recruitment package customer increased by approximately 10% from the three months ended March 31, 2006 to the three months ended March 31, 2007. The increase in revenues resulting from the eFinancialGroup Acquisition was $6.3 million, of which $5.1 million relates to the international business and $1.2 million relates to the U.S. business.

Cost of Revenues

	Three months ended March 31,
	2006	2007	Increase	Percent Change
	(in thousands, except percentages)
Cost of revenues	$1,110	$1,897	$787	71%
Percentage of revenues	6.9%	6.2%

Our cost of revenues for the three months ended March 31, 2007 were $1.9 million compared to $1.1 million for the same period in 2006, an increase of $787,000, or 71%. The increase was primarily due to the inclusion of the results of operations of eFinancialGroup in 2007, which led to an increase of $550,000. The remaining increase was due to an increase in salaries and benefits as a result of an increase in the number of network operations and customer support personnel we employed, which was needed in order to support an increase in the number of job postings and user activity.

Product Development Expenses

	Three months ended March 31,
	2006	2007	Increase	Percent Change
	(in thousands, except percentages)
Product development	$434	$980	$546	126%
Percentage of revenues	2.7%	3.2%

Product development expenses for the three months ended March 31, 2007 were $980,000 compared to $434,000 for the same period of 2006, an increase of $546,000, or 126%. The inclusion of the results of operations of eFinancialGroup in 2007 led to $452,000 of this increase. The remaining increase was due to product development research, salaries and related expenses for Dice.

Sales and Marketing Expenses

	Three months ended March 31,			Percent Change
	2006	2007	Increase
	(in thousands, except percentages)
Sales and marketing	$7,128	$13,601	$6,473	91%
Percentage of revenues	44.3%	44.6%

Sales and marketing expenses for the three months ended March 31, 2007 were $13.6 million compared to $7.1 million for the same period in 2006, an increase of $6.5 million, or 91%. The inclusion of the results of operations of eFinancialGroup in 2007 led to $3.1 million of this increase. The remainder of the increase was due to an increase in advertising and sales expenses for Dice.

Advertising costs for Dice were $6.1 million for the three month period ended March 31, 2007 compared to $3.8 million for the same period in 2006, an increase of $2.3 million, or 60%. This increase was primarily due to an increase in our online advertising spending and the number of email and direct mail campaigns conducted in the first three months of 2007. As our revenues have grown, we have increased our advertising spending.

In the case of Dice.com, a significant portion of our advertising and marketing spending is focused on increasing the number of professionals who visit Dice.com and the levels of activity on the website. We have significantly increased the amount we spend on online media, including banner advertisements and paid search programs in order to drive more traffic to the website. Much of this advertising spending is on technology-focused websites. The resulting increase in traffic has made the use of the website by customers more attractive as there are greater numbers of unique visitors who can view customers’ job postings and apply for their jobs. We have also increased the amount of spending on maintaining the loyalty of existing professionals who already use the website.

We have significantly increased the amount we spend to reach employers and recruiters who pay to use the website services. A majority of the spending increase is in direct mail and email campaigns focused on communicating the value proposition of our services to current and potential customers. This marketing effort has helped result in an increase in net recruitment package customers during the three month period ended March 31, 2007 of nearly 900 from approximately 7,600 at December 31, 2006 to approximately 8,500 at March 31, 2007. Net recruitment package customers during the three month period ended March 31, 2006 increased by approximately 1,000, from approximately 5,800 at December 31, 2005 to approximately 6,800 at March 31, 2006.

The salaries and benefits component of sales and marketing expense for Dice amounted to $3.5 million for the three months ended March 31, 2007 compared to $2.8 million for the same period in 2006, an increase of $652,000, or 23%. This increase was primarily due to an increase in the number of sales personnel during the three month period ended March 31, 2007. Commissions and other incentive compensation paid to the Dice sales force was $1.8 million for the three month period ended March 31, 2007 compared to $1.5 million for the same period in 2006, an increase of $286,000, or 19%. These increased commissions were paid as a result of our revenue growth. The Dice sales force headcount increased from 56 at March 31, 2006 to 75 at March 31, 2007.

General and Administrative Expenses

	Three months ended March 31,
	2006	2007	Increase	Percent Change
	(in thousands, except percentages)
General and administrative	$2,058	$4,024	$1,966	96%
Percentage of revenues	12.8%	13.2%

General and administrative expenses for the three months ended March 31, 2007 were $4.0 million compared to $2.0 million for the same period in 2006, an increase of $2.0 million, or 96%. The inclusion of the results of operations of eFinancialGroup in 2007 led to $1.1 million of this increase. The remainder of this increase was primarily due to an increase in salaries and benefits of $318,000 and in stock-based compensation of $337,000.

Depreciation Expenses

	Three months ended March 31,
	2006	2007	Increase	Percent Change
	(in thousands, except percentages)
Depreciation	$335	$651	$316	94%
Percentage of revenues	2.1%	2.1%

Depreciation expense for the three month period ended March 31, 2007 was $651,000 compared to $335,000 for the same period in 2006, an increase of $316,000, or 94%. The inclusion of the results of operations of eFinancialGroup in 2007 led to $60,000 of this increase. The remainder of the increase was due to a greater depreciable fixed asset balance during the three month period ended March 31, 2007 compared to the same period in 2006.

Amortization Expenses

	Three months ended March 31,
	2006	2007	Increase	Percent Change
	(in thousands, except percentages)
Amortization	$3,026	$5,228	$2,202	73%
Percentage of revenues	18.8%	17.1%

Amortization expense for the three month period ended March 31, 2007 was $5.2 million compared to $3.0 million for the same period in 2006, an increase of $2.2 million, or 73%. Amortization expense in the three month period ended March 31, 2006 consists of amortization of finite-lived acquired intangible assets acquired as part of the 2005 Acquisition. Amortization expense in the three month period ended March 31, 2007 consists of amortization of finite-lived acquired intangible assets acquired as part of the 2005 Acquisition and amortization of the finite-lived acquired intangible assets acquired as part of the eFinancialGroup Acquisition.

Operating income

Operating income for the three months ended March 31, 2007 was $4.2 million compared to $2.0 million for the same period in 2006, an increase of $2.2 million, or 110%. This increase is a result of the increase in Dice revenues. The inclusion of the results of operations of eFinancialGroup in 2007 led to a reduction in operating income of $1.3 million.

Interest expense

Interest expense for the three months ended March 31, 2007 was $2.3 million compared to $1.3 million for the same period in 2006, an increase of $1.0 million, or 77%. The increase in interest expense was due to a larger amount of borrowings outstanding in the three months ended March 31, 2007, on average, as compared to the same period in 2006 due to borrowings made in October 2006 to finance the eFinancialGroup Acquisition. We entered into our Amended and Restated Credit Facility in March 2007 and used the borrowings under the facility to pay the 2007 Dividend and to refinance the indebtedness outstanding under our prior credit facility. See “—Liquidity and Capital Resources.”

Income taxes

	Three months ended March 31,
	2006	2007
	(in thousands, except percentages)
Income from continuing operations before income taxes and minority interest	$682	$1,889
Income tax expense (benefit)	262	(1,070)
Effective tax rate	38.4%	(56.6)%

Income tax benefit for the three month period ended March 31, 2007 was $1.1 million compared to income tax expense of $262,000 for the same period in 2006. The income tax benefit for the three month period ended March 31, 2007 was due to a tax deduction for payments to the holders of vested stock options in lieu of dividends of $4.6 million. As of December 31, 2006 and March 31, 2007, we had net operating loss carryforwards for federal income tax purposes of $49.6 million and $65.9 million, respectively. The carryforwards will begin to expire in 2011 if not used. We expect that all carryforwards will be utilized. A reconciliation of the federal statutory tax rate to the effective tax rate on continuing operations applicable to income before income tax expense (benefit) follows:

	March 31, 2006	March 31, 2007
Federal statutory rate	35.0%	35.0%
Tax effect of permanent items	—	(85.3)%
State taxes, net of federal effect	3.4%	(2.2)%
Tax effect of foreign income	—	(4.1)%

Effective tax rate	38.4%	(56.6)%

Minority interest in the net loss of subsidiary

Minority interest represents the minority investor’s percentage share of losses from our subsidiary, CyberMedia Dice, which is consolidated in our financial statements. CyberMedia Dice is our joint venture with CyberMedia (India) Limited, a leading publisher of content for technology professionals in India. We own 51% of CyberMedia Dice. The minority interest in net loss of subsidiary is zero at March 31, 2007 due to the minority investor’s equity balance being zero at December 31, 2006.

Discontinued operations

Discontinued operations represent the operations of MeasureUp, our subsidiary that provided certification test preparation and assessment products for technology professionals. All significant business activities of MeasureUp ceased on March 30, 2007. Accordingly, we now reflect the results of operations from this segment as discontinued operations for all periods presented. Income from discontinued operations, net of tax for the three month period ended March 31, 2007 was $4.9 million compared to a loss from discontinued operations, net of tax of $144,000 for the same period in 2006. The income for the three months ended March 31, 2007 resulted from a tax benefit of $5.5 million. As noted above, the MeasureUp segment was abandoned and the stock was deemed worthless, resulting in a tax deduction of our basis in the stock of $16.2 million being taken.

Year Ended December 31, 2006 (Successor)

Revenues

	2006	Percent of Revenue
Revenues
Dice	$77,285	92.4%
eFinancialCareers	2,923	3.5%
Other	3,450	4.1%

Total revenues	$83,658	100.0%

Our revenues were $83.7 million in 2006. Dice revenues totaled $77.3 million, or 92.4% of our total revenues. Revenues for Dice benefited from successful marketing efforts which lead to new customers, as well as an increase in sales to existing customers both in the number of job postings and individual users of our databases as well as an increase in the price of our products. Net recruitment package customers totaled approximately 7,600 on December 31, 2006, up from approximately 5,800 on December 31, 2005. Average revenue per recruitment package customer increased by approximately 11% from December 31, 2005 to December 31, 2006. Revenues resulting from the eFinancialGroup Acquisition were $3.3 million, of which $2.9 million relates to the international business and $400,000 relates to the U.S. business.

We expect revenues to continue to grow as we continue to grow the organic Dice business and expand the eFinancialGroup business that we acquired in 2006.

Cost of Revenues

Cost of revenues consists primarily of employee salaries and related expenses for customer support personnel, system support costs and Internet connectivity and hosting costs. Our cost of revenues for the year ended December 31, 2006 was $4.8 million, or 5.8% of revenues. During 2006, we increased the number of network operations and customer support personnel we employed from 33 to 50, which was needed to support an increase in the number of job postings and user activity. The inclusion of the results of operations of eFinancialGroup in 2006 led to $271,000 of our cost of revenues.

We expect cost of revenues to increase in absolute dollar amounts as we continue to expand our business, but to remain relatively consistent as a percentage of revenues.

Product Development Expenses

Product development expenses consist primarily of employee salaries and related expenses, consulting fees and computer systems related expenses required to improve or enhance our existing service offerings, but do not include the capitalization of major site and other product development efforts. These capitalized costs totaled $434,000 in 2006 and are reflected in depreciation expense when amortized over future periods. Product development expenses for the year ended December 31, 2006 were $2.4 million, or 2.8% of revenues. The inclusion of the results of operations of eFinancialGroup in 2006 led to $315,000 of our product development expenses.

We expect product development to increase in absolute dollar amounts as we continue to develop new site features and functionality, particularly in the businesses we acquired during 2006. Product development expenses do not necessarily increase in proportion to revenues, but instead are affected by the enhancements that we choose to make to our websites each year.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of advertising, employee salaries, sales commissions and other costs related to our sales force and marketing personnel and promotional materials. Sales and marketing expenses for the year ended December 31, 2006 were $34.5 million, or 41.2% of revenues. The inclusion of the results of operations of eFinancialGroup in 2006 led to $1.9 million of our sales and marketing expenses.

Advertising costs for Dice were $18.8 million for the year ended December 31, 2006, or 22.5% of revenues. We increased our online advertising spending and the number of email campaigns in 2006. We focus the majority of our marketing dollars on growing the number of professionals who visit our websites, which increases the attractiveness of our websites to our customers. We primarily use targeted marketing, rather than broad-based advertising, to increase our brand awareness, and to increase usage of our products and services among professionals.

In the case of Dice.com, a significant portion of our advertising and marketing spending is focused on increasing the number of professionals who visit Dice.com and the levels of activity on the website. We have significantly increased the amount we spend on online media, including banner advertisements and paid search programs in order to drive more traffic to the website. Much of this advertising spending is on technology-focused websites. The resulting increase in traffic has made the use of the website by customers more attractive as there are greater numbers of unique visitors who can view customers’ job postings and apply for their jobs. We have also increased the amount of spending on maintaining the loyalty of existing professionals who already use the website.

We have significantly increased the amount we spend to reach employers and recruiters who pay to use the website services. A majority of the spending increase is in direct mail and email campaigns focused on communicating the value proposition of our services to current and potential customers. This marketing effort has helped result in an increase in net recruitment package customers during the year ended December 31, 2006 of approximately 1,800 from approximately 5,800 at December 31, 2005 to approximately 7,600 at December 31, 2006.

The salaries and benefits component of sales and marketing expense for Dice amounted to $6.1 million for the year ended December 31, 2006, or 7.3% of revenues. We increased the number of sales personnel during the year ended December 31, 2006. The Dice sales force headcount increased from 53 at December 31, 2005 to 67 at December 31, 2006. Commissions and other incentive compensation paid to the Dice sales force was $6.2 million for the year ended December 31, 2006. Increased commissions were paid as a result of our revenue growth.

We expect sales and marketing expenses to increase in absolute dollar amounts, and potentially as a percentage of revenues, as we continue to expand our marketing programs to attract both highly qualified professionals in the occupational categories we serve as well as to attract new and retain current customers seeking to reach these professionals.

General and Administrative Expenses

General and administrative expenses consist primarily of employee salaries and related expenses for executive, administrative and accounting personnel, provision for uncollectible accounts, facilities costs, insurance costs and professional fees. General and administrative expenses for the year ended December 31, 2006 were $10.5 million, or 12.5% of revenues. The inclusion of the results of operations of eFinancialGroup in 2006 led to $828,000 of our general and administrative expenses. Stock-based compensation contributed to $1.5 million of the balance.

We expect general and administrative expenses to increase in absolute dollar amounts and to increase as a percentage of revenues. Operating as a public company will present additional management and reporting requirements that will significantly increase our directors’ and officers’ liability insurance premiums and professional fees both in absolute dollars and as a percentage of revenues. We also anticipate hiring additional personnel to help manage future growth and our operations as a public company.

Depreciation Expenses

Depreciation expense for the year ended December 31, 2006 was $1.8 million, or 2.2% of revenues.

Amortization Expenses

Amortization expense for the year ended December 31, 2006 was $13.1 million, or 15.6% of revenues. Amortization expense in 2006 consists of amortization of finite-lived acquired intangible assets acquired as part of the 2005 Acquisition of $11.5 million and the inclusion in our results of operations of $1.6 million of amortization on the finite-lived acquired intangible assets realized as part of the eFinancialGroup Acquisition.

Operating income

As a result of the foregoing, operating income for the year ended December 31, 2006 was $16.6 million, or 19.9% of revenues.

Interest expense

Interest expense relates primarily to the interest on our prior revolving credit facility. Interest expense for the year ended December 31, 2006 was $4.7 million, or 5.7% of revenues. Higher interest expense as a percentage of revenues was due to a larger amount of borrowings outstanding in 2006, primarily to finance the 2005 Acquisition and the eFinancialGroup Acquisition.

We expect an increase in interest expense over the short-term as a result of borrowings under our Amended and Restated Credit Facility in the 2007 Financing.

Income taxes

Income tax expense for the year ended December 31, 2006 was $4.6 million. The effective tax rate was 38.5% for the year ended December 2006. As of December 31, 2006, we had net operating loss carryforwards for federal income tax purposes of $49.6 million. The carryforwards will begin to expire in 2011 if not used. As of December 31, 2006, we expect that all carryforwards will be utilized and therefore we released the valuation allowance on deferred tax assets related to these carryforwards that was recorded in 2005. The increase in taxable income and the determination of limits under Internal Revenue Code Section 382 contributed to the release of the valuation allowance in 2006.

Minority interest in the net loss of subsidiary

Minority interest represents the minority investor’s percentage share of losses from our subsidiary, CyberMedia Dice, which is consolidated in our financial statements. CyberMedia Dice is our joint venture with CyberMedia (India) Limited, a leading publisher of content for technology professionals in India. We own 51% of CyberMedia Dice. The joint venture was formed in September 2004 to launch an online technology job board for the posting of technology-related jobs based in India.

Discontinued operations

Discontinued operations represent the operations of MeasureUp, our subsidiary that provided certification test preparation and assessment products for technology professionals. All significant business activities of MeasureUp ceased on March 30, 2007. Accordingly, we now reflect the results of operations from this segment as discontinued operations for all periods presented. Loss from discontinued operations, net of tax for the year ended December 31, 2006 was $921,000, or 1.1% of revenues. An impairment charge on MeasureUp’s intangible balances of $1.0 million was recorded in 2006.

Four Months Ended December 31, 2005 (Successor)

Revenues

Our revenues for the four months ended December 31, 2005 were $17.0 million. The Dice business generated $16.4 million of the revenues. Due to our successful marketing efforts, we had an increase in new customers as well as an increase in sales to existing customers. We saw an increase in both the number of job postings and individual users of our databases. Our recruitment package customers grew by 5% from August 31, 2005 to December 31, 2005. In addition, the average revenue per recruitment package customer increased by 4% from August 31, 2005 to December 31, 2005. Other revenues consist of revenues from Targeted Job Fairs, which we acquired in January 2005. The reduction in the carrying value of deferred revenue resulting from the 2005 Acquisition purchase accounting adjustments reduced revenue in the four months ended December 31, 2005 by $3.6 million.

Cost of Revenues

Our cost of revenues for the four months ended December 31, 2005 was $1.2 million, or 6.9% of revenues. Cost of revenues fluctuates due to changes in salaries and benefits costs resulting from changes in personnel required to support our customers. During the four month period, headcount related to customer support and network operations increased by 13%.

Product Development Expenses

Our product development expenses for the four months ended December 31, 2005 were $597,000, or 3.5% of revenues. Product development expenses were relatively consistent with past periods because our projects to improve or enhance existing service offerings were not significantly different than in past periods. Product development expenses do not include required capitalization of major website and other product development efforts. These capitalized costs totaled $153,000 during the four months ended December 31, 2005, and are reflected in depreciation expense when amortized in future periods.

Sales and Marketing Expenses

Our sales and marketing expenses for the four months ended December 31, 2005 were $8.1 million, or 47.7% of revenues. Advertising costs for Dice were $4.6 million for the four months ended December 31, 2005, or 27.0% of revenues. We increased our search engine marketing and other online advertising during 2005. Commissions and other incentive compensation paid to Dice sales personnel was $1.7 million for the four months ended December 31, 2005 or 10.1% of revenues. Salaries and related benefits for sales and marketing personnel for Dice were $1.4 million for the four months ended December 31, 2005, or 8.2% of revenues.

General and Administrative Expenses

Our general and administrative expenses for the four months ended December 31, 2005 were $3.2 million, or 18.5% of revenues. Salaries and benefits made up $1.7 million of the total general and administrative expenses. The remainder of general and administrative expenses was primarily attributable to insurance, facilities rental, provision for uncollectible accounts and professional fees.

Depreciation Expenses

Our depreciation expense for the four months ended December 31, 2005 was $380,000, or 2.2% of revenues.

Amortization Expenses

Our amortization expense for the four months ended December 31, 2005 was $4.2 million, or 24.5% of revenues. Finite-lived acquired intangible assets of $52.4 million were realized in the 2005 Acquisition, including intangibles for existing technology, trade name/trademark, customer contracts and job seeker relationships.

Operating loss

As a result of the foregoing, our operating loss for the four months ended December 31, 2005 was $581,000 million, or 3.4% of revenues. The reduction in deferred revenue resulting from the 2005 Acquisition purchase accounting adjustments reduced operating income in 2005 by $3.6 million.

Income taxes

Income tax benefit for the four months ended December 31, 2005 was $939,000. The effective tax rate for the period was 36.7%. As of December 31, 2005, we had net operating loss carryforwards for federal income tax purposes of $60.2 million. We recorded a valuation allowance on the deferred tax assets related to the carryforwards as of December 31, 2005 due to the uncertainty that these assets would be realized in the future.

Discontinued operations

Discontinued operations represent the operations of MeasureUp, our subsidiary that provided certification test preparation and assessment products for technology professionals. All significant business activities of MeasureUp ceased on March 30, 2007. Accordingly, we now reflect the results of operations from this segment as discontinued operations for all periods presented. Loss from discontinued operations, net of tax for the four months ended December 31, 2005 was $193,000.

Eight Months Ended August 31, 2005 (Predecessor)

Revenues

Our revenues for the eight months ended August 31, 2005 were $33.9 million. The Dice business generated $32.6 million of the revenues. Due to our successful marketing efforts, we had an increase in new customers as well as an increase in sales to existing customers. We saw an increase in both the number of job postings and individual users of our databases. Our recruitment package customers grew by 32% from December 31, 2004 to August 31, 2005. In addition, the average revenue per recruitment package customer increased by 8% from December 31, 2004 to August 31, 2005. Other revenues consist of revenues from Targeted Job Fairs, which we acquired in January 2005.

Cost of Revenues

Our cost of revenues for the eight months ended August 31, 2005 was $2.4 million, or 7.1% of revenues. Cost of revenues fluctuates due to changes in salaries and benefits costs resulting from changes in personnel required to support our increase in customers.

Product Development Expenses

Our product development expenses for the eight months ended August 31, 2005 were $1.0 million, or 3.1% of revenues. Product development expenses were relatively consistent with past periods because our projects to improve or enhance existing service offerings were not significantly different than in past periods. Product development expenses do not include required capitalization of major website and other product development efforts. These capitalized costs totaled $188,000 during the eight months ended August 31, 2005, and are reflected in depreciation expense when amortized in future periods.

Sales and Marketing Expenses

Our sales and marketing expenses for the eight months ended August 31, 2005 were $13.9 million, or 40.9% of revenues. Advertising costs for Dice were $7.7 million for the eight months ended August 31, 2005, or 22.8% of revenues. We increased our search engine marketing and other online advertising during 2005. Commissions and other incentive compensation paid to Dice sales personnel was $2.7 million for the eight months ended August 31, 2005, or 8.1% of revenues. Salaries and related benefits for sales and marketing personnel for Dice were $2.6 million for the eight months ended August 31, 2005, or 7.6% of revenues. We increased the number of sales and marketing personnel during the eight months ended August 31, 2005, and increased commissions paid as a result of growing our customer base.

General and Administrative Expenses

Our general and administrative expenses for the eight months ended August 31, 2005 were $4.7 million, or 13.9%. Salaries and benefits made up $2.9 million of the total general and administrative expenses. The remainder of general and administrative expenses was primarily attributable to insurance, facilities rental, provision for uncollectible accounts and professional fees.

Depreciation Expenses

Our depreciation expense for the eight months ended August 31, 2005 was $990,000, or 2.9% of revenues.

Amortization Expenses

Our amortization expense for the eight months ended August 31, 2005 was $1.2 million, or 3.7% of revenues. Finite-lived intangible assets consist of customer lists which are amortized on a straight-line basis over their estimated lives of two to five years.

Operating income

As a result of the foregoing, our operating income for the eight months ended August 31, 2005 was $9.6 million, or 28.4% of revenues.

Income taxes

Income tax expense for the eight months ended August 31, 2005 was $4.2 million. The effective tax rate for the period was 41.9% compared to a statutory rate of 35%. The difference between the statutory and effective rate is due to self-created intangibles which are not deductible for income tax purposes. As of August 31, 2005, we had net operating loss carryforwards for federal income tax purposes of $56.3 million. We recorded a valuation allowance on the deferred tax assets related to the carryforwards as of December 31, 2005 due to the uncertainty that these assets would be realized in the future.

Discontinued operations

Discontinued operations represent the operations of MeasureUp, our subsidiary that provided certification test preparation and assessment products for technology professionals. All significant business activities of MeasureUp ceased on March 30, 2007. Accordingly, we now reflect the results of operations from this segment as discontinued operations for all periods presented. Loss from discontinued operations, net of tax for the eight months ended August 31, 2005 was $132,000.

Year Ended December 31, 2004 (Predecessor)

Revenues

Our revenues for the year ended December 31, 2004 were $32.2 million. Our business in 2004 consisted solely of Dice.com. Due to our successful marketing efforts, we had an increase in new customers as well as an increase in sales to existing customers. We saw an increase in both the number of job postings and individual users of our databases. The number of recruitment package customers increased by 58% from December 31, 2003 to December 31, 2004. The average revenue per recruitment package did not change significantly from December 31, 2003 to December 31, 2004.

Cost of Revenues

Our cost of revenues for the year ended December 31, 2004 was $2.4 million, or 7.4% of revenues. Cost of revenues consists primarily of employee salaries and related expenses for customer support personnel, system support costs and Internet connectivity and hosting costs.

Product Development Expenses

Our product development expenses for the year ended December 31, 2004 were $1.6 million, or 4.8% of revenues. Product development expenses fluctuate based on the number and time spent on projects to improve or enhance existing service offerings. Product development expenses do not include required capitalization of major website and other product development efforts. These capitalized costs totaled $284,000 in 2004 and are reflected in depreciation expense when amortized in future periods.

Sales and Marketing Expenses

Our sales and marketing expenses for the year ended December 31, 2004 were $15.0 million, or 46.5% of revenues. Advertising costs for Dice were $8.4 million for the year ended December 31, 2004, or 26.1% of revenues. These expenses increase with increases in search engine marketing and other online advertising. Commissions and other incentive compensation paid to Dice sales personnel was $2.7 million for the year ended December 31, 2004, or 8.4% of revenues. Salaries and related benefits for sales and marketing personnel for Dice were $3.6 million for the year ended December 31, 2004, or 11.2% of revenues. Salaries and related benefits increase with an increase in the number of sales and marketing personnel, and commissions paid increases as a result of growing our customer base.

General and Administrative Expenses

Our general and administrative expenses for the year ended December 31, 2004 were $6.2 million, or 19.4% of revenues. Salaries and benefits made up $3.9 million of the total general and administrative expenses. The remainder of general and administrative expenses was primarily attributable to insurance, facilities rental, provision for uncollectible accounts and professional fees.

Depreciation Expenses

Our depreciation expense for the year ended December 31, 2004 was $2.0 million, or 6.3% of revenues.

Amortization Expenses

Our amortization expense for the year ended December 31, 2004 was $1.4 million, or 4.3% of revenues. Finite-lived intangible assets consist of customer lists which are amortized on a straight-line basis over their estimated lives of two to five years.

Operating income

As a result of the foregoing, our operating income for the year ended December 31, 2004 was $3.6 million, or 11.3%.

Income taxes

Income tax expense for the year ended December 31, 2004 was $2.2 million. The effective tax rate for the period was 56.8%, which differs from the federal statutory tax rate of 35% primarily due to self-created intangibles which are not deductible for income tax purposes. As of December 31, 2004, we had net operating loss carryforwards for federal income tax purposes of $69.1 million. We recorded a valuation allowance on the deferred tax assets related to the carryforwards as December 31, 2004 due to the uncertainty that these assets would be realized in the future.

Discontinued operations

Discontinued operations represent the operations of MeasureUp, our subsidiary that provided certification test preparation and assessment products for technology professionals. All significant business activities of MeasureUp ceased on March 30, 2007. Accordingly, we now reflect the results of operations from this segment as discontinued operations for all periods presented. Income from discontinued operations, net of tax for the year ended December 31, 2004 was $161,000.

Liquidity and Capital Resources

Our cash flows for the twelve months ended December 31, 2005 represent the cash flows for Dice Inc. from January 1, 2005 to August 31, 2005, when it was owned by our prior stockholders, and the cash flows for Dice Holdings, Inc. from June 28, 2005 (inception) to December 31, 2005. For the period from inception to August 31, 2005, the date of the 2005 Acquisition, Dice Holdings, Inc. did not generate any cash flows. We have shown our cash flows for the periods ended December 31, 2004, August 31, 2005, December 31, 2005 and 2006 and March 31, 2006 and 2007 in the table below.

	Dice Inc.		Dice Holdings, Inc.
	Year Ended December 31, 2004	Eight months ended August 31, 2005	Four months ended December 31, 2005	Year Ended December 31, 2006	Three months ended March 31, 2006	Three months ended March 31, 2007
	(in thousands)
Cash provided by operating activities of continuing operations	$14,017	$16,542	$7,488	$39,184	$9,571	$14,594
Cash provided by (used in) investing activities of continuing operations	(9,597)	5,132	(164,764)	(66,441)	(927)	(646)
Cash provided by (used in) financing activities of continuing operations	(411)	(61)	160,381	27,964	(9,000)	(12,739)

We have financed our operations primarily through cash provided by operating activities, private sales of our Series A convertible preferred stock and the use of our prior credit facility. At March 31, 2007, we had cash, cash equivalents and marketable securities of $8.3 million compared to $6.7 million at March 31, 2006. At December 31, 2006, we had $6.7 million of cash, cash equivalents and marketable securities, compared to $4.7 million, $35.5 million and $22.6 million at December 31, 2005, August 31, 2005 and December 31, 2004, respectively. Marketable securities are comprised of highly liquid debt instruments of the U.S. government and government agencies and corporate debt securities.

Our principal sources of liquidity are cash, cash equivalents and marketable securities, as well as the cash flow that we generate from our operations. At December 31, 2006, we had $21.0 million of borrowing capacity under our prior credit facility. At March 31, 2007 we had $9.0 million in borrowing capacity under our Amended and Restated Credit Facility. We believe that our existing cash, cash equivalents, marketable securities, cash generated from operations and available borrowings under our Amended and Restated Credit Facility will be sufficient to satisfy our currently anticipated cash requirements through at least the next 12 months and the foreseeable future thereafter. Our liquidity could be negatively affected by a decrease in demand for our products and services. In addition, we may make acquisitions and may need to raise additional capital through future debt financings or equity offerings to the extent necessary to fund such acquisitions.

Three months ended March 31, 2007 compared to the three months ended March 31, 2006

Operating Activities

Net cash provided by operating activities primarily consists of net income adjusted for certain non-cash items, including depreciation, amortization, changes in deferred tax assets and liabilities, stock-based compensation, and the effect of changes in working capital. Net cash provided by operating activities was $9.6 million and $14.6 million for the three month periods ended March 31, 2006 and 2007, respectively. The increase in cash provided by operating activities during these periods was primarily due to increased sales. The increase in net income is primarily related to higher revenue, due to an increase in the number of customers and an increase in the price charged for recruitment packages and job postings. Net income is also higher due to the tax benefits realized from our discontinued operations. Cash provided by working capital changes was $5.5 million and $7.5 million for the three month periods ended March 31, 2006 and 2007, respectively. The trend of increasing cash provided by working capital primarily results from the increase in deferred revenue and the decrease in accounts receivable.

Investing Activities

Cash used in investing activities during the three month periods ended March 31, 2006 and 2007 of $927,000 and $646,000, respectively, were primarily attributable to capital expenditures. Capital expenditures are generally comprised of computer hardware, software, and website development costs. Capital expenditures are expected to be approximately $4.0 million in 2007.

Financing Activities

Cash used in financing activities during the three month period ended March 31, 2006 of $9.0 million was attributable to repayments made under our credit facility. Cash used in financing activities during the three month period ended March 31, 2007 of $12.7 million was due to dividends paid and cash payments in lieu of dividends totaling $112.5 million, payments under our credit facilities of $11.0 million, payments for financing costs of $2.2 million, offset by proceeds from our Amended and Restated Credit Facility of $113.0 million.

Year Ended December 31, 2006 compared to the periods ended December 31, 2005, August 31, 2005, and December 31, 2004

Operating Activities

Net cash provided by operating activities was $14.0 million, $16.5 million, $7.5 million and $39.2 million for the periods ended December 31, 2004, August 31, 2005, December 31, 2005 and December 31, 2006, respectively. The increase in cash provided by operating activities during these periods was primarily due to increased sales generated by us. The increase in net income is primarily related to higher revenue, due to an increase in the number of customers and an increase in the price charged for recruitment packages and job postings. Cash provided by working capital changes was $6.3 million, $4.4 million, $5.3 million and $12.5 million for the periods ended December 31, 2004, August 31, 2005, December 31, 2005 and December 31, 2006, respectively. The trend of increasing cash provided by working capital primarily results from the increase in deferred revenue.

The increase in accounts receivable from December 31, 2005 to December 31, 2006 of $9.6 million is due primarily to the eFinancialGroup Acquisition, which added accounts receivable of $5.4 million at December 31, 2006. Our accounts receivable also increased during this period due to an increase in billings in Dice’s organic business of $4.2 million, or 78%. The increase in accounts receivable for the organic business was due primarily to revenue growth experienced by Dice from 2005 to 2006 of 58%. The percentage increase of accounts receivable is greater than the increase in the revenue growth due to the significant level of billings in December 2006. Collection time has not changed materially from December 31, 2005 to the present.

Investing Activities

Cash used in investing activities during the year ended December 31, 2006 of $66.4 million was primarily attributable to $63.2 million of cash used, net of cash received from the sale of eFinancialNews to consummate the eFinancialGroup Acquisition.

Cash used in investing activities during the four months ended December 31, 2005 of $164.8 million was primarily attributable to cash used by Dice Holdings, Inc. in connection with the 2005 Acquisition.

Cash provided by investing activities during the eight months ended August 31, 2005 totaled $5.1 million, which was attributable to sales of marketable securities of $13.9 million offset by purchases of marketable securities of $4.8 million, capital expenditures of $2.1 million and cash paid for ClearanceJobs.com and Targeted Job Fairs of $1.9 million.

Cash used in investing activities during the year ended December 31, 2004 totaled $9.6 million, which was primarily attributable to purchases of marketable securities of $10.7 million and capital expenditures of $1.5 million offset by sales of marketable securities of $2.6 million.

Capital expenditures are generally comprised of computer hardware, software, and website development costs. Capital expenditures were $2.7 million, $582,000, $2.1 million and $1.0 million for the year ended December 31, 2006, the four months ended December 31, 2005, the eight months ended August 31, 2005 and the year ended December 31, 2004, respectively. Capital expenditures are expected to be approximately $4.0 million in 2007 for computer hardware, software and website development costs.

Financing Activities

Cash provided by financing activities during the year ended December 31, 2006 of $28.0 million was attributable to borrowings of $77.0 million under our prior credit facility less repayments made under the revolving credit facility of $37.0 million and dividends paid of $11.2 million.

Cash provided by financing activities during the four months ended December 31, 2005 of $160.4 million was attributable to the issuance of shares of Series A convertible preferred stock of $111.8 million in connection with the 2005 Acquisition and borrowings under our prior credit facility of $60.0 million, partially offset by payments under our revolving credit facility of $11.0 million.

We do not have any special purpose entities and other than operating leases for office space, as described below, we do not engage in off-balance sheet financing arrangements.

Financings and Capital Requirements

In connection with the 2005 Acquisition, we issued 51,539,800 shares of Series A convertible preferred stock and 92,200 shares of common stock for consideration of $111.8 million and borrowed $60.0 million under our prior credit facility. In October 2006, a dividend of $11.2 million was paid to holders of our Series A convertible preferred stock, which was financed by borrowings under the prior revolving credit facility. In

October 2006, in connection with the eFinancialGroup Acquisition, we issued 3,628,992 shares of our Series A convertible preferred stock valued at $25.2 million and borrowed $67.0 million under our prior credit facility. In March 2007, we borrowed $113.0 million to pay dividends to our stockholders and make payments to holders of vested options.

Amended and Restated Credit Facility

On March 21, 2007, we entered into our Amended and Restated Credit Facility. Our Amended and Restated Credit Facility provides for a revolving facility of $75 million and a term loan facility of $125 million, which mature on March 21, 2012. Quarterly payments of $250,000 on the term loan are due beginning on October 1, 2007. We may prepay our revolving facility or the term loan facility at any time without penalty. Payments of principal on the term loan facility result in permanent reductions to that facility.

Immediately prior to entering into the Amended and Restated Credit Facility, we had $81.0 million outstanding under our prior facility. On March 21, 2007, we borrowed an additional $113.0 million under the Amended and Restated Credit Facility, resulting in total borrowings of $194.0 million. Borrowings under our Amended and Restated Credit Facility bear interest, at our option, at either a LIBOR rate plus 3.25% or a reference rate plus 1.75%.

Our existing and future domestic subsidiaries unconditionally guaranteed our borrowings under the Amended and Restated Credit Facility. The obligations under the Amended and Restated Credit Facility and the guarantees are secured by substantially all of the personal assets of each of the borrowers and guarantors.

Our Amended and Restated Credit Facility also contains certain financial covenants, including the following:

•

Senior Leverage Ratio, which requires our ratio of senior debt to adjusted EBITDA for the most recently completed 12 months to exceed certain thresholds. The senior leverage ratio is tested on a quarterly basis. As of March 31, 2007, our senior leverage ratio was required to be no greater than 5.50:1.00.

•

Fixed Charge Coverage Ratio, which requires our ratio of (i) adjusted EBITDA for the most recently completed 12 months less income tax expense and capital expenditures to (ii) the sum of scheduled debt repayments and net interest expense to be in excess of certain thresholds. The fixed charge coverage ratio is tested on a quarterly basis. As of March 31, 2007 our fixed charge coverage ratio was required to be in excess of 1.25:1.00.

•

Minimum Adjusted EBITDA, requires our adjusted EBITDA for the most recently completed 12 months to exceed certain thresholds if our senior leverage ratio is greater than or equal to 3.0:1.0. Minimum Adjusted EBITDA is tested on a quarterly basis. As of March 31, 2007, our minimum adjusted EBITDA was required to be $38 million.

We are also subject to a cap on annual capital expenditures and are limited in our ability to make certain acquisitions and to hedge currency and interest rate risks. As of March 31, 2007, we were in compliance with all of the financial and other covenants under our Amended and Restated Credit Facility. For further information on these covenants, including the actual ratio amounts as of March 31, 2007, See “—Adjusted EBITDA.” To the extent we repay a significant amount of the principal outstanding under the our Amended and Restated Credit Facility, some of the financial and other covenants contained in our Amended and Restated Credit Facility will be relaxed.

Our Amended and Restated Credit Facility contains customary events of default, including, but not limited to, non-payment of principal, interest, fees, or other amounts when due; violation of certain covenants; failure of any representation or warranty to be true in all material respects when made or deemed made; cross-default and cross-acceleration to certain indebtedness; certain ERISA events; change of control, including if our Principal

Stockholders collective ownership in us is less than 20%; dissolution, insolvency and bankruptcy events; material judgments; and actual or asserted invalidity of the guarantees or security documents. Some of these events of default allow for grace periods and materiality qualifiers.

Commitments and Contingencies

The following table presents certain minimum payments due under contractual obligations with minimum firm commitments as of March 31, 2007:

	Payments by period
	Total	April 1- December 31, 2007	2008 -2009	2010 -2011	Thereafter
	(in thousands)
Term loan facility	$125,000	$250	$2,000	$2,000	$120,750
Revolving credit facility	66,000	—	—	—	66,000
Operating lease obligations	2,386	602	1,095	689	—

Total contractual obligations	$193,386	$852	$3,095	$2,689	$186,750

We make commitments to purchase advertising from online vendors which we pay for on a monthly basis. We have no long-term obligations to purchase a fixed or minimum amount with these vendors.

Our principal commitments consist of obligations under operating leases for office space and equipment. See note 9 “Commitments and Contingencies” in our consolidated financial statements for the year end December 31, 2006, which are included elsewhere in this prospectus, for additional information related to our operating leases.

As of March 31, 2007, we had $191.0 million outstanding under our Amended and Restated Credit Facility. Interest payments are due monthly on a portion of the facility and at varying, specified periods (to a maximum of three months) for the remaining portion. See note 8 “Indebtedness” in our consolidated financial statements for the year end December 31, 2006, which are included elsewhere in this prospectus, for additional information related to our revolving facility.

Future interest payments on our term loan and revolving facilities are variable due to our interest rate being based on LIBOR or a reference rate. Assuming a rate of 8.85%, interest payments on our term loan facility in 2007, 2008-2009, 2010-2011, and 2012 would be $8.3 million, $21.9 million, $21.7 million, and $8.1 million, respectively.

Adjusted EBITDA

Adjusted EBITDA is a metric used by management to measure our liquidity. Adjusted EBITDA, as defined in our Amended and Restated Credit Facility, is net income (loss) before interest expense, interest income, income tax expense, depreciation and amortization further adjusted to eliminate non-cash stock compensation expense and extraordinary or nonrecurring non-cash charges or expenses, and to add back the deferred revenue written off in connection with the 2005 Acquisition and the eFinancialGroup Acquisition purchase accounting adjustments. Adjusted EBITDA provides investors information related to our ability to provide cash flows to meet future debt service, capital expenditures and working capital requirements and fund future growth.

We present Adjusted EBITDA as a supplemental liquidity measure because we believe that it provides our board of directors, management and investors with additional information to measure our liquidity by excluding potential differences caused by variations in capital structures (affecting interest expense) and tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses), and to estimate our value.

Adjusted EBITDA is also presented because covenants in our Amended and Restated Credit Facility contain ratios based on this measure. Our Amended and Restated Credit Facility is material to us because it is one of our primary sources of liquidity. If our Adjusted EBITDA were to decline below certain levels, covenants in our Amended and Restated Credit Facility that are based on Adjusted EBITDA may be violated and could cause, among other things, an inability to incur further indebtedness under the Amended and Restated Credit Facility and in certain circumstances a default or mandatory prepayment under our Amended and Restated Credit Facility. As of March 31, 2007, our maximum senior leverage ratio is required to be less than 5.50:1.00. The senior leverage ratio is calculated as the ratio of senior indebtedness to Adjusted EBITDA, each as defined in our Amended and Restated Credit Facility. In addition, our minimum fixed charge coverage ratio is required to be no less than 1.25:1.00. Fixed charge coverage ratio is defined as Adjusted EBITDA less income tax expense less capital expenditures divided by scheduled debt repayments and commitment reductions, as defined in the Amended and Restated Credit Facility, less interest expense. Minimum Adjusted EBITDA for the twelve month period ended March 31, 2007 is required to be at least $38,000,000. As of and for the twelve month period ended March 31, 2007, our actual senior leverage ratio was 4.28:1.00, our actual fixed charge coverage ratio was 7.14:1.00 and our actual Adjusted EBITDA was $44,633,000. For the twelve month period ended March 31, 2007, Adjusted EBITDA in our Amended and Restated Credit Facility includes certain pro forma adjustments related to the eFinancialGroup Acquisition and MeasureUp, and excludes the results of CyberMedia Dice, each as defined in the Amended and Restated Credit Facility.

Adjusted EBITDA is not a measurement of our liquidity under U.S. GAAP and should not be considered as an alternative to cash flow from operating activities as a measure of our liquidity.

We understand that although Adjusted EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our liquidity or results as reported under U.S. GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

To compensate for these limitations, management evaluates our liquidity by considering the economic effect of the excluded expense items independently as well as in connection with its analysis of cash flows from operations and through the use of other financial measures, such as capital expenditure, budget variances, investment spending levels and return on capital analysis.

Foreign Exchange Risk

As a result of the eFinancialGroup Acquisition on October 31, 2006, we conduct business through an additional 14 websites around the world, with the majority of our foreign operations conducted in the United Kingdom. For the year ended December 31, 2006, less than 5% of our revenues (approximately 18% on a pro forma basis) were earned outside the United States and collected in local currency. In the future, the percentage of our revenues earned outside the United States will increase due to having a full year of eFinancialGroup operating results included in our results of operations. Accordingly, we will be subject to risk for exchange rate fluctuations between such local currencies and the dollar. We currently do not hedge currency risk, but we expect to do so in the future. However, our Amended and Restated Credit Facility limits our ability to hedge currency risk.

The financial statements of our non-U.S. subsidiaries are translated into U.S. dollars using current exchange rates, with gains or losses included in the cumulative translation adjustment account, which is a component of stockholders’ equity. During the three months ended March 31, 2007 and the year ended December 31, 2006 our cumulative translation adjustment totaled $2.1 million and $1.8 million, respectively, primarily attributable to the weakening of the U.S. Dollar against the British Pound.

Interest Rate Risk

We have interest rate risk primarily related to borrowings under our Amended and Restated Credit Facility. Borrowings under our Amended and Restated Credit Facility bear interest, at our option, at either a LIBOR rate plus 3.25% or a reference rate plus 1.75%. As of March 31, 2007, we had outstanding borrowings of $191.0 million under our Amended and Restated Credit Facility. If interest rates increased by 1.0%, our annual interest expense on our current borrowings would increase by approximately $1.9 million, as of March 31, 2007. We also have interest rate risk related to our portfolio of marketable securities. Our marketable securities will produce less income than expected if market interest rates fall.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not impose fair value measurements on items not already accounted for at fair value; rather it applies, with certain exceptions, to other accounting pronouncements that either require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact of adopting SFAS 157 on our consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”), and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a return. We adopted FIN 48 on January 1, 2007. As a part of the implementation of FIN 48, we undertook a comprehensive review of our portfolio of uncertain tax positions in accordance with recognition standards established by FIN 48. An uncertain tax position represents our expected treatment of a tax position taken in a filed tax return, or planned to be taken in a tax return not yet filed, that has not been reflected in measuring income tax expense for financial reporting purposes. The adoption of FIN 48 resulted in a decrease to retained earnings by approximately $230,000 and an increase in accrued expenses for uncertain tax positions and related interest by a corresponding amount. Additionally, goodwill and accrued expenses were increased for uncertain tax positions by approximately $4.0 million to reflect the measurement under the rules of FIN 48 of an uncertain tax position related to previous business combinations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after December 15, 2007. We are currently evaluating the impact of adopting SFAS 159 on our consolidated financial statements.

BUSINESS

Overview

We are a leading provider of specialized career websites for select professional communities. We target employment categories in which there is a scarcity of highly skilled, highly qualified professionals relative to market demand. Our career websites serve as online marketplaces where employers and recruiters find and recruit prospective employees, and where professionals find relevant job opportunities and information to further their careers. Each of our career websites offers job listings, content, career development and recruiting services tailored to the specific needs of the professional community that it serves. Our largest websites by revenue are Dice.com, the leading career website in the United States for technology professionals, and eFinancialCareers.com, the leading global career website for capital markets and financial services professionals.

The Dice service has operated for 16 years, and recently we acquired eFinancialCareers.com, which has been in operation for almost seven years. Through this strategic acquisition, we have been able to extend our operations into additional specialized career websites serving the financial and accounting sectors, expand our presence internationally into Europe and Asia, and broaden our expertise in content and community features. eFinancialCareers.com operates 14 career websites in five languages for capital markets and financial services professionals in the United Kingdom, Continental Europe, North America, the Persian Gulf States, Southeast Asia and Australia.

We believe that as recruiting activities migrate online and the global workforce becomes increasingly specialized, both professionals and employers are demanding access to industry and occupation-specific online recruiting services and career content. Professionals use our websites at no cost to manage their careers by posting their resumes and searching our large and growing collections of job postings. Employers, recruiters and staffing firms pay us to post job listings and to access our databases of resumes of highly experienced and qualified professionals. The majority of our revenues are derived from customers who purchase our recruitment packages, which are available through monthly or longer-term contractual arrangements and allow customers to both post job listings and search our databases of resumes.

We believe that our long operating history has enabled us to build brand recognition and a critical mass of both customers and professionals, which has given us a distinct competitive advantage in our employment categories. As the breadth and number of job listings and skilled professionals using our websites has grown, the increase of each has fostered the growth of the other, further enhancing the value and scale of our marketplaces.

We operate the following websites, each of which focuses on different career sectors or geographic regions:

•

Dice.com, the leading recruiting and career development website for technology and engineering professionals in the United States. During April 2007, Dice.com had approximately 2.1 million unique visitors, an increase of 19% since April 2006, and as of May 9, 2007, approximately 100,000 job postings.

•

eFinancialCareers.com, the leading global recruiting and career development network of websites for capital markets and financial services professionals, headquartered in the United Kingdom and serving the financial services industry in various markets around the world. During April 2007, eFinancialCareers.com had approximately 1.2 million unique visitors worldwide, including visitors who came to more than one site in the network during the month, an increase of 46% since April 2006, and as of May 9, 2007, approximately 11,000 job postings.

•

JobsintheMoney.com, a leading recruiting and career development website for accounting and finance professionals in the United States. During April 2007, JobsintheMoney.com had approximately 220,000 unique visitors, an increase of 11% since April 2006, and as of May 9, 2007, approximately 2,000 job postings.

•

ClearanceJobs.com, the leading recruiting and career development website for professionals with active U.S. government security clearances. During April 2007, ClearanceJobs.com had approximately 109,000 unique visitors, an increase of over 60% since April 2006, and as of May 9, 2007, approximately 3,800 job postings.

•

CybermediaDice.com, the largest targeted vertical career website for technology professionals in India. During April 2007, CybermediaDice.com had approximately 110,000 unique visitors, and as of May 9, 2007, approximately 13,000 job postings. We own 51% of CybermediaDice.com, a joint venture with CyberMedia Limited, one of South Asia’s largest specialist media publishers.

We also operate Targeted Job Fairs, a leading producer and host of career fairs and open houses focused primarily on technology and security-cleared candidates in the United States. Generally, these career fairs are co-marketed in conjunction with our specialized websites to target the professionals in the communities we serve.

We have experienced significant revenue growth since 2004. We generated revenues from continuing operations of $83.7 million in 2006, up from $32.2 million in 2004, representing a CAGR of 61%, and we grew our operating income and cash flow from operations from $3.6 million and $14.0 million to $16.6 million and $39.2 million, representing a CAGR of 115% and 67%, respectively, over the same period.

Our Company

Through our predecessors, we have been in the technology recruiting and career development business for 16 years. In 1999, the Dice service was acquired by Earthweb Inc., an Internet technology content provider, which at the time of the acquisition was a publicly held company with its common stock traded on the Nasdaq National Market. During 2000, Earthweb Inc. (which subsequently changed its name to Dice Inc.) made a strategic decision to focus on technology recruiting and career development and exited the technology content-based business.

From its inception through 2003, Dice sustained net operating losses and negative cash flows and during that period was primarily dependent upon its ability to raise debt and equity financing through public or private offerings in order to fund its operations. In addition, beginning in 2001, Dice’s liquidity issues worsened as a result of a decline in the demand for Dice’s products and services stemming from the downturn in the general labor market and more specifically in the technology labor market and due to the significant amount of indebtedness Dice’s predecessor had incurred. As a result, Dice began pursuing discussions with the largest holder of Dice’s then outstanding debt securities regarding a pre-packaged Chapter 11 plan of reorganization under the United States Bankruptcy Code.

On February 14, 2003, Dice Inc. filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code with respect to its pre-packaged plan of reorganization. The Joint Plan of Reorganization was confirmed by the Bankruptcy Court on June 24, 2003, and became effective on June 30, 2003. In accordance with the Joint Plan of Reorganization, Dice’s pre-bankruptcy debt securities were eliminated in exchange for 95% of the common stock of the reorganized Dice, with the remaining 5% of this common stock issued to the 130 largest holders of Dice’s pre-bankruptcy capital stock. The Dice stockholders who were not among the 130 largest holders received a pro rata allocation of $50,000. Under the Joint Plan of Reorganization all of Dice’s pre-bankruptcy capital stock, options and debt securities were cancelled upon its emergence from bankruptcy and Dice emerged from bankruptcy as a privately-held company.

In September 2004, Dice Inc. acquired substantially all of the assets of ClearanceJobs.com, the leading recruiting and career development website for professionals with active U.S. Government security clearances, and in January 2005, acquired substantially all of the assets of Targeted Job Fairs, a leading producer and host of career fairs and open houses for technology and engineering and security-cleared candidates.

Dice Holdings, Inc. was incorporated on June 28, 2005 by investment funds organized by the General Atlantic Stockholders and the Quadrangle Stockholders. On August 31, 2005, Dice Holdings, Inc. purchased all of the outstanding common stock of Dice Inc. from its stockholders, and Dice Inc. became its wholly-owned subsidiary. Dice Holdings, Inc. is a holding company and its assets consist substantially of the capital stock of its three operating subsidiaries, Dice, eFinancialGroup and JobsintheMoney.

On October 31, 2006, Dice Holdings, Inc. acquired all of the outstanding capital stock of eFinancialGroup. eFinancialGroup operated the career websites eFinancialCareers.com, which targets capital markets and financial services professionals and employers worldwide, and JobsintheMoney.com, which targets the financial and accounting job market in the United States, and a financial publishing business, eFinancialNews. As consideration for the acquisition, Dice Holdings, Inc. paid the stockholders of eFinancialGroup £56.5 million (or approximately $106.3 million at the exchange rate in effect on October 31, 2006) in cash and issued 3,628,992 shares of its Series A convertible preferred stock valued at $25.2 million. Immediately after the acquisition, Dice Holdings, Inc. sold eFinancialNews back to certain of eFinancialGroup’s former stockholders for approximately $41.6 million in cash. Operating results of eFinancialGroup and JobsintheMoney occurring subsequent to the eFinancialGroup Acquisition are included in the consolidated operating results of Dice Holdings, Inc. Total consideration for eFinancialGroup, excluding eFinancialNews, was $89.9 million (which amount includes the value of 3,628,992 shares of the Series A convertible preferred stock of Dice Holdings, Inc. issued as partial consideration for the eFinancialGroup Acquisition).

Our Industry

We operate in the online employment advertising segment of the broader market for staffing and employment services. The worldwide market for staffing and employment advertising is large and shifting online at a rapid pace. Corzen estimates that recruitment advertising, comprising spending on print recruitment advertising placed in newspapers and online recruitment advertising and resume database access, in the U.S. market was $6.9 billion in 2006, with $2.2 billion spent online. Corzen forecasts that online recruitment spending will increase to $4.5 billion by 2010, and continue to rapidly gain market share from print recruitment advertising.

We believe that the overall demand for employment advertising and recruiting and career development products and services has significant growth potential. Over the next several years, the aging labor force of the United States is expected to lead to a labor supply-demand imbalance as baby-boomers retire. According to the U.S. Bureau of Labor Statistics, a shortfall of over two million workers in the labor force is forecast by 2014. We believe that international economies show similar trends, with an aging labor force in Europe and shortages of skilled professionals to meet the demand of growing economies in Asia.

We also believe that certain industries that employ highly skilled and highly paid professionals will experience particularly strong demand for effective recruiting solutions due to the scarcity of such professionals. According to the U.S. Bureau of Labor Statistics, for instance, five of the 12 fastest-growing occupations in the United States during the period from 2004 to 2014 are expected to be in technology fields. In addition, the current labor market for both the finance sector and computer-related occupations is significantly tighter than the overall employment market in the U.S.

We believe that the market for employment advertising is shifting online due to:

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Expansion in the size of the Internet population and increased broadband access. The Internet population continues to grow and, according to IDC, the number of global Internet users is projected to grow from 968 million in 2005 to over 1.7 billion in 2010. Gartner projects that broadband penetration will increase from 35% of U.S. households in 2005 to 58% in 2010. This trend is bringing online large groups of professional workers from diverse industry segments and enabling employers to target them through online classified advertisements.

•	Shift in media consumption and spending from offline to online media. Increased penetration of broadband Internet connections is fueling not only the growth in the number of Internet users but also the amount of time consumers are spending online (on an absolute basis and relative to using other media). In 2005, Forrester Research, US, or “Forrester,” found that consumers spent 34% of their media consumption hours online. While U.S. online advertising budgets are large and growing, online marketing spend represents only a small fraction of total advertising spending. According to Forrester, online advertising budgets were estimated to be approximately $14.7 billion in 2005, which was just 6% of total U.S. advertising expenditures. We believe that over time, advertisers will follow consumer behavior and invest a growing share of their marketing budgets in online advertising. Forrester projects that U.S. online advertising will reach $26.0 billion in 2010, representing a CAGR of approximately 12% from 2005. IDC estimates indicate that a similar shift in focus from offline to online employment advertising is already occurring in our industry.

•

Online job boards offer inherent benefits compared to offline methods. The Internet has revolutionized the hiring process for professionals as well as for recruiters and employers. Professionals experience multiple benefits from performing searches online. They are able to search for open positions that fit their qualifications and career objectives and immediately upload their resumes to apply for open positions. Prior to online offerings, recruiters and employers had a limited and relatively inflexible set of options to find employees, including newspaper classifieds and other print advertisements, traditional job fairs, on campus recruiting, internal referral programs and recruiting firms. With online solutions, recruiters and employers are able to immediately upload and update a list of open positions and can provide detailed job descriptions, along with links to relevant information for potential candidates. They can also efficiently search through online databases of resumes for candidates that fit their hiring needs.

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Relative cost advantages of online versus print employment advertising. Recruiters and employers using online recruiting methods can realize substantially lower cost per hire and overall sourcing costs in comparison to traditional print classified advertisements. Not only is the typical price to post a job listing lower online than in print for a comparable period of time, but we also believe that online advertising is more effective and contributes to a higher return on investment for our customers because online job postings are generally more accessible to a wider audience given the limitless geographic boundaries and 24/7 access the Internet affords. Moreover, online job postings can more easily be filtered for relevancy than print listings, allowing customers access to a more targeted audience. Further, searchable database access allows customers access to a broad and unique talent pool, immediately and cost effectively, connecting employers with highly qualified professionals.

While generalist job boards have improved the recruiting process compared to traditional offline alternatives, specialized career websites offer job listings, content and services tailored to the specific needs of the communities they serve. Generalist sites often do not provide as simple and rapid an ability to match specific skills and requirements between candidates and available positions. Specialist career websites, however, not only can provide an experience relevant to candidates’ specific needs, but also can remain relevant for professionals who are not currently seeking a job, but who nonetheless wish to remain apprised of market trends. We believe this leads to a better recruitment experience for both customers and professionals.

Our Value Proposition

We have become a leading provider of specialized career websites for select professional communities by providing unique benefits to professionals and our customers. Our specialized career websites provide professionals with quick and easy access to job listings that are relevant and meet their industry-specific criteria, and provide our customers with pools of hard-to-find, highly qualified professional talent. By providing deep databases of professionals to our customers and a large number of employment opportunities for professionals, we encourage the use of our websites and continue to attract customers to our services. We believe these factors have helped us to achieve a critical mass of both customers and professionals, contributing to the attractiveness and efficiency of our online marketplaces.

Benefits to Professionals

Access to a large number of relevant job postings. Our career websites provide a large number of job postings for technology and engineering, accounting and finance, capital markets and financial services and U.S. government security-clearance positions. For example, as of May 9, 2007, Dice.com had 100,000 individual job postings for technology and engineering professionals, which we believe to be the most in the United States in these verticals, and eFinancialCareers.com had 11,000 job postings for capital markets and financial services professionals. In addition, the specialized focus of our career websites benefits professionals by helping to ensure that the job opportunities posted by our customers are relevant and attractive to them.

Compelling user experience. We have designed each of our career websites with the specific needs of our target audiences of professionals in mind. Each of our specialized career websites permits professionals to search for jobs based on location and other specific variables, such as type of employment and skill set. We also offer tools such as our “search agents,” which provide for powerful, detailed searches of job opportunities that match desired criteria, the results of which are delivered by email. We believe this makes it easy for professionals to quickly find job opportunities that match their qualifications and expectations. Additionally, we tailor the “look and feel” and content of each of our websites to its intended target audience of professionals, which makes the experience more useful and relevant in their day-to-day worklives. We believe that our customized search engines and audience-tailored websites are efficient and relevant, easy to use and valuable to our users, helping us build a loyal and engaged audience.

Targeted career development services and tools. We provide professionals with targeted career development services and tools including content, decision support tools and relevant industry news. For example, Dice.com and ClearanceJobs.com provide professionals with market and salary information and local market trends. eFinancialCareers.com provides industry-specialized online career content, as well as print and online career guides targeted to college and graduate students. We believe our career development services and tools benefit the professionals who use our career websites by providing them with relevant information to manage and enhance their careers, and also increase the engagement of professionals with our sites.

Benefits to our Customers

Unique pools of qualified professionals. We seek to improve the efficiency of the recruiting process for our customers by providing quick and easy access to large and up-to-date pools of highly qualified and hard-to-reach professionals. On Dice.com, we ensure our resumes are up-to-date by removing resumes from our databases after a period of inactivity. The professionals who post their resumes on Dice.com are highly educated, with approximately 70% having a bachelor’s degree or higher, as of March 2007. Our online surveys indicate that 75% of professionals who use Dice.com have more than five years of experience, almost half have more than 10 years of experience, and most are currently employed. We believe the high number of employed, or “passive,” job seekers that use our websites makes our online career websites more attractive to our customers because actively employed professionals often make for more attractive candidates. Moreover, because the communities of professionals who visit our websites are highly skilled and specialized within specific industries, we believe our customers reach a more targeted and qualified pool of candidates than through generalist sites. Additionally, the size and geographic scope of the eFinancialCareers network, which operates 14 career websites around the world, provides customers with access to highly targeted capital markets and financial services professionals around the world.

Efficient and targeted candidate searches. Our career websites are easy to use and our search engines are designed so that our customers can search our resume databases quickly to find professionals who meet specified criteria. The search criteria allow our customers to quickly search for and find the most relevant and qualified professionals meeting their needs. We believe that this approach results in a faster and more efficient search for candidates, helps our customers improve the efficiency of their recruiting efforts and increases customer preference for our recruiting solutions relative to those of our competitors.

High-quality customer support. We are able to differentiate ourselves from our competitors by providing extensive ongoing support to our customers. Our customer support representatives focus on building customer loyalty, customer training, proactive follow-up support, reactive troubleshooting, maintenance and expansion of customer relationships and compliance. We personalize our customer support efforts by providing our customers with representatives that are knowledgeable about the professional communities we serve and the skill sets of professionals in those communities. For example, we help our customers draft job postings and build specific candidate searches, improving the relevancy of job postings for professionals, and helping our customers find and attract qualified candidates.

Our Strategy

Our goal is to be the leading global network of specialized career websites for select professional communities. Our primary objective is to maximize the potential of our career websites. To achieve these goals, we are pursuing the following strategies:

Continue to grow the size, quality and uniqueness of our professional communities. Continuing to grow the size, quality and uniqueness of our professional communities is a key success factor in maximizing the potential of our career websites. By continually delivering a growing and fresh audience of qualified professionals to our customers, we will be able to satisfy and retain our existing customers as well as to meet the expectations and needs of new customers. We intend to achieve this objective by increasing loyalty and usage among professionals who currently use the site and by reaching new users through targeted marketing and online advertising campaigns.

Continue to execute on customer acquisition. Our ability to achieve our growth objective depends, in part, on our ability to expand our customer base and deepen the relationships we have with our existing customers. Our customer acquisition efforts are focused primarily on direct marketing combined with a targeted sales approach. We believe there are significant opportunities to sell our services to companies with whom we do not currently have a relationship and to expand the level of services we sell to our existing customers.

Further build brand awareness. Brand recognition is a key differentiating factor among providers of traditional and online recruiting and career services. We believe that during the 16 years we have operated Dice.com and the almost seven years that eFinancialCareers has been in operation, we have each fostered brands that are closely associated with ease of use and high quality sector-specific career and recruiting services within their professional communities. We will continue to invest in increasing brand awareness through targeted marketing and advertising campaigns in order to attract new customers and professionals.

Historically, eFinancialCareers.com has built its brand awareness through strategic alliances but without significant spending on marketing and advertising. We intend to increase our direct marketing spend for eFinancialCareers.com in order to build brand awareness.

Enhance content and community features across our websites. We believe that both active and passive job seekers find value in the free information and services we provide, and we intend to enhance, expand and develop additional content and community features across our websites. For example, Dice.com has recently launched a discussion board where technology professionals come together to discuss career advice and network with each other, and eFinancialCareers.com has invested in producing significant online and offline content tailored to each of its websites and audiences. In addition, by powering the job boards of an additional 40 websites in the finance sector, including well-known, worldwide financial publications, eFinancialCareers.com is able to position its job postings next to high quality, third party content. We believe enhancing our community features will increase the level of engagement we have with our audience and our audience has with each other.

Further expand our services globally. We believe there are significant global growth opportunities for the online recruitment and employment advertising industry. As in the United States, there is increasing demand for specialized online recruiting in both emerging and established economies worldwide. Consistent with this belief, in October 2006 we completed the eFinancialGroup Acquisition, and, as a result, we now have a strong presence in the United Kingdom, as well as a presence in important capital market centers around the world. We believe the expertise and reach of Dice and eFinancialCareers together will provide a strong position to expand our business and brands into new markets. We will also continue to evaluate and selectively pursue other growth opportunities that will allow us to further expand our business outside of the United States.

Selectively expand into new verticals. We believe other professional communities have characteristics that would support specialized career websites. We will consider entering into new verticals that meet specific criteria, primarily focusing on hard-to-find, highly skilled and highly paid professionals. We believe we can leverage our experience serving unique vertical markets as we pursue opportunities in other vertical industries. For example, we have been able to increase ClearanceJobs.com’s revenues more than ten-fold since we acquired it in 2004, which demonstrates our ability to successfully leverage our experience in serving high growth communities as we expand into new verticals.

Products and Services

We provide leading recruiting and career development websites for direct employers, recruiters, staffing companies and technology and engineering, accounting and finance, capital markets and security-cleared professionals. We provide our customers with access to unique pools of experienced and highly qualified professionals, and professionals seeking jobs and career information with access to collections of full-time, part-time and contract positions. Both customers and professionals provide content for our career websites by posting descriptions of available jobs and resumes. Our search technology and specialized focus enable us to provide professionals with the ability to perform highly targeted job searches based on specific criteria, including location, type of employment, skills and keyword. Our vertical focus allows users to find the information they are looking for faster and easier than general job boards. Our career websites also offer career resources, such as specialized content and industry news.

We offer our recruiting and career development services and tools through the following five websites, each of which focuses on different career sectors or geographic regions:

Dice.com is the leading career site for technology and engineering professionals and the companies that seek to employ them. The job postings available in the Dice.com database, from both technology and non-technology companies across many industries, include a wide variety of technology positions for software engineers, systems administrators, database specialists and project managers, and a variety of other technology and engineering professionals.

Customers have access to specific tools and resources that Dice.com provides to help recruiters and human resources managers improve the effectiveness of their recruitment processes. Through our resume database offerings, Dice.com provides customers with the ability to conduct powerful, detailed searches of candidate resumes that match desired criteria, the results of which are delivered by email to our customers. Dice.com also provides professionals with job search tools, resume posting and career-related content. In April 2007, Dice.com had approximately 2.1 million unique visitors and ended the month with 387,000 searchable resumes.

Customers can purchase recruitment packages, classified postings or advertisements. Approximately 89% of Dice.com revenue is derived from recruitment packages. Recruitment packages offer our customers the ability to access the candidate resume database and post jobs in job slots. Job slots allow our customers to rotate an unlimited number of jobs through the same slots during the contract period. Our typical monthly recruitment package gives our customers a single license to search our candidate resume database and post positions in up to five job slots. Customers are incented to purchase our recruitment packages on a long-term basis. Our classified postings allow our customers to post a single job for a period of 30 days. General website advertising does not generate a significant portion of our revenue, but may be purchased separately or as part of a recruitment package.

eFinancialCareers.com is the leading global recruiting and career development network of websites for capital markets and financial services professionals, including investment banking, asset management, private equity, hedge fund and other securities professionals. eFinancialCareers was launched in the United Kingdom in 2000, and now operates 14 websites in five languages across Europe, Asia and North America using the

eFinancialCareers name. eFinancialCareers.com has expanded its career site network through distribution agreements by which it powers the job boards of an additional 40 websites in the finance sector, including well- known worldwide capital markets publications and organizations, such as Institutional Investor (U.S.), La Tribune (France), Milano Finanza (Italy), Finanztreff (Germany), Finance Asia (Southeast Asia) and Financial Standard (Australia). As a result, eFinancialCareers is able to greatly enhance the reach and visibility of its job listings and has attracted an audience of cross-border customers and professionals willing to seek jobs in markets other than their own. eFinancialCareers does not generate revenues from its distribution agreements.

eFinancialCareers’ customers post jobs targeting specific sectors within the capital markets and financial services industry, and can also search the resume database of highly qualified and specialized professionals in these sectors. In addition to allowing professionals to post resumes and apply for listed positions, eFinancialCareers also provides professionals with career enhancement tools and resources, such as employer profiles, newsletters and salary surveys. eFinancialCareers also provides both professionals and graduating students with professional education and training materials.

Although eFinancialCareers has recently begun offering its customers a resume database product, most of eFinancialCareers’ revenues are currently generated from job posting packages. As we integrate eFinancialCareers over the coming months, we intend to focus on growing eFinancialCareers’ resume database product to expand the range of services for our customers.

JobsintheMoney.com is a leading targeted career site for accounting and finance professionals in the United States. JobsintheMoney.com offers professionals and its customers many of the same tools offered on our other websites. JobsintheMoney.com has partnerships with many of the leading industry websites used by accounting and finance professionals, including Big4.com and Audit-Net.com.

ClearanceJobs.com is the leading secure job board dedicated to matching technology candidates with active or current U.S. government security clearances to the best hiring companies searching for security-cleared employees. ClearanceJobs.com provides professionals with many of the career development tools, such as resume writing tips and salary surveys, offered on Dice.com. We believe ClearanceJobs.com has the largest and fastest-growing database of active security-cleared candidates available online, with approximately 65,000 resumes as of April 30, 2007. The majority of candidates with resumes in our database have high-level clearances.

CybermediaDice.com is the largest targeted vertical career website for technology professionals in India, a market with a compound annual technology employment growth rate of 29% over the past 5 years according to the National Association of Software and Service Companies. CyberMedia Dice is a joint venture of Dice and CyberMedia Limited, one of South Asia’s largest specialty media publishers. CyberMedia Dice’s mission is to deliver unique candidates that help employers, recruiters and staffing firms reduce their time-to-hire and cost-per-hire in India’s rapidly growing technology sector.

We also operate Targeted Job Fairs, a leading producer and host of career fairs and open houses focused primarily on technology and security-cleared candidates in the United States. In 2006, Targeted Job Fairs produced more than 90 job fairs, at which it hosted a wide range of locally and nationally recognized companies and recruiters, offering them the opportunity to screen and hire highly qualified candidates face-to-face. A typical job fair hosts between 15 and 20 companies and between 250 and 300 professionals. In addition, Targeted Job Fairs coordinates private job fairs for individual companies desiring exclusive access to top quality candidates.

Marketing and Sales

Success in the highly competitive online recruiting business requires the creation of a marketplace attractive to both customers and professionals. We focus our marketing efforts on growing the number of professionals who visit our websites, which we believe increases the attractiveness of our websites to our customers. We primarily use targeted marketing, rather than broad-based advertising, to increase our brand awareness among professionals. For instance, in the case of Dice.com, we have launched substantial advertising campaigns on technology-focused websites, such as TechRepublic, SourceForge and eWeek, and on search engines. We also market our websites to professionals through the use of newsletters and industry pieces, such as The Dice Advisor and The ClearanceJobs Report, and through the use of products, such as daily “Job Alert” emails. Our job seeker marketing programs have helped us produce strong results in traffic and user activity.

Our customer marketing efforts are directed at targeted customer acquisition and have been effective in producing strong customer growth. We also employ marketing efforts directed at retaining our existing customers. eFinancialCareers has built its brand awareness through strategic relationships, but without significant spending on marketing and advertising. We intend to increase our direct marketing spend for eFinancialCareers.com in order to increase its brand awareness. In addition to our sales efforts described below, our customer marketing efforts are conducted through direct mail and email campaigns, marketing and trade shows. For instance, we send over 800,000 emails and 100,000 pieces of direct mail to our existing and potential customers on a monthly basis. We also reach our customers through the use of direct marketing educational campaigns, which keeps them aware of recruiting developments and practices.

Our sales efforts focus on further penetrating the market for recruiting and career development services. Our field sales group targets Fortune 1000 companies, large staffing and recruiting firms and other large and mid-size businesses. Our in-house sales organization focuses on generating new business from recruiters and small and mid-size companies, renewing customer contracts and increasing the service levels that customers purchase, as well as servicing the needs of our largest clients. As of April 30, 2007, our sales organization employed 86 sales personnel in the United States and 49 in the rest of the world.

Customer Support

We believe we have differentiated ourselves from our competitors by providing extensive ongoing support to our customers. Our customers are assigned a customer support representative, who is the first point of contact after a sale is made. Our customer support efforts focus on training our customers on our products and services, because we believe customers will have a more compelling user experience if they are more familiar with our products and services. Our customer support representatives also assist customers, upon request, by building candidate searches and writing and editing customers’ job postings. Additionally, our customer support efforts focus on ensuring that the professionals who use our websites have positive experiences. For instance, our customer support department constantly reviews our websites for false or inaccurate job listings and performs other similar compliance-type functions. As of April 30, 2007, we had 46 customer support employees in the United States and 17 customer support employees in the rest of the world. We believe customers view our customer support functions as a strong, attractive attribute of our websites, with, as of September 2006, 92% satisfied with the customer support they have received, according to internal surveys.

Customers

We currently serve a diversified customer base consisting of approximately 11,000 customers. No customer for our career website services accounted for more than 0.5% of our revenues in 2006. Our customers include small, mid-sized and large direct employers and staffing companies, recruiting agencies and consulting firms. As of April 30, 2007, significant customers of Dice.com and ClearanceJobs.com included Accenture, Adecco, IBM, Lockheed Martin, Raytheon, Robert Half and Time Warner, and significant customers of eFinancialCareers.com included Bloomberg, Credit Suisse, Genworth Financial, McGregor Boyall, Merrill Lynch, Michael Page, Société Générale and Thomson Financial.

Technology

We use a variety of technologies to support our websites. Each system is designed so that it can be scaled by adding additional hardware and network capacity. We host our applications whenever possible on clustered, high availability hardware. All applications and data connections are monitored 24/7 for performance, responsiveness and stability.

Our primary operations facility is located within our Urbandale, Iowa office facilities in a limited access, temperature-controlled data center with emergency power generation capability. We maintain a backup system for website operations at our co-location center. We replicate website data at various times throughout the day to the co-location facility. Additionally, we have business resumption hardware and software in place at the co-location facility to ensure a smooth transition for the business in case of loss of our Urbandale operations center, and offsite data storage capabilities. We have robust firewalls and switchgear to help insure network security, and have sought substantial expert assistance in their configuration and testing.

Competition

The market for recruiting services and employment advertising is highly competitive with multiple online and offline competitors. With the evolution of the online recruiting model, there has been an increasing need to provide ease of use and relevance to professionals, as well as an efficient and cost-effective recruitment method for direct employers, recruiters and staffing companies. Additionally, the further development of the Internet has made it easier for new competitors to emerge with minimal barriers to entry. Our ability to maintain our existing customer base and generate new customers depends to a significant degree on the quality of our candidate base, the quality of our services, our pricing and value-added products and services and our reputation among our customers and potential customers. Our competitors include:

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generalist job boards, some of which have substantially greater resources and brand recognition than we do, such as Monster.com, Hotjobs.com (owned by Yahoo!), and CareerBuilder (owned by Gannett, Tribune and McClatchy), which, unlike specialized job boards, permit customers to enter into a single contract to find professionals across multiple occupational categories and attempt to fill all their hiring needs through a single website;

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newspaper and magazine publishers, national and regional advertising agencies, executive search firms and search and selection firms that carry classified advertising, many of whom have developed, begun developing or acquired new media capabilities such as recruitment websites, or have recently partnered with generalist job boards;

•	specialized job boards focused specifically on the industries we service, such as ComputerJobs.com, JustTechJobs.com and CareerBank.com; and

•	new and emerging competitors, such as aggregators of classified advertising, including SimplyHired, Indeed and Google; Craigslist; and social networking sites, such as LinkedIn.

Intellectual Property

We seek to protect our intellectual property through a combination of service marks, copyrights, trademarks and other methods of restricting disclosure of our proprietary or confidential information. We have no patents or patent applications pending for our current services and we do not anticipate that patents will become a significant part of our intellectual property in the foreseeable future. We generally enter into confidentiality agreements with our employees, consultants, vendors and customers. We also seek to control access to and distribution of our technology, documentation and other proprietary information.

We generally pursue the registration of the material service marks we own in the United States and internationally, as applicable. We own a number of registered, applied for and/or unregistered trademarks and service marks that we use in connection with our businesses. We have registered the Dice trademark in the United States, Canada and the European community and the JOBSINTHEMONEY and CLEARANCEJOBS.COM trademarks in the United States. Registrations for trademarks may be maintained indefinitely, as long as the trademark owner continues to use and police the trademarks and timely renews registrations with the applicable governmental office. Although we generally pursue the registration of our material service marks and other material intellectual property we own, where applicable, we have trademarks and/or service marks that have not been registered in the United States and/or other jurisdictions, including the EFINANCIALCAREERS mark. We have not registered the copyrights in the content of our websites, and do not intend to register such copyrights.

The steps we have taken to protect our copyrights, trademarks, servicemarks and other intellectual property may not be adequate, and third parties could infringe, misappropriate or misuse our intellectual property. If this were to occur, it could harm our reputation and affect our competitive position. See “Risk Factors—Misappropriation or misuse of our intellectual property could harm our reputation, affect our competitive position and cost us money.”

Regulation and Legislation

User Privacy

We collect, store and use a variety of information about both professionals and customers on our website properties. Within the websites, the information that is collected, stored and used has been provided by the professionals or customers with the intent of making it publicly available. We do not store credit card numbers on our websites, and we do not ask professionals or customers to supply social security numbers. Our business data is separated from website operations by a variety of security layers including network segmentation, access controls, and physical separation.

We post our privacy policies on our websites so that our users can access and understand the terms and conditions applicable to the collection, storage and use of information collected from users. Our privacy policies also disclose the types of information we gather, how we use it and how a user can correct or change their information. Our privacy policies also explain the circumstances under which we share this information and with whom. Professionals who register for our websites have the option of indicating specific areas of interest in which they are willing to receive offers via email or postal mail. These offers contain content created either by us or our third-party partners.

To protect confidential information and to comply with our obligations to our users, we impose constraints on our customers to whom we provide user data, which are consistent with our commitments to our users. Additionally, when we provide lists to third parties, including to our advertiser customers, it is under contractual terms that are consistent with our obligations to our users and with applicable laws and regulations.

U.S. and Foreign Government Regulation

Congress has passed legislation that regulates certain aspects of the Internet, including content, copyright infringement, user privacy, advertising and promotional activities, taxation, access charges, liability for third- party activities and jurisdiction. In addition, federal, state, local and foreign governmental organizations have enacted and also are considering, and may consider in the future, other legislative and regulatory proposals that would regulate the Internet. Areas of potential regulation include, but are not limited to, libel, electronic contracting, pricing, quality of products and services and intellectual property ownership.

CAN-SPAM Act. As of January 1, 2004, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the “CAN-SPAM Act,” became effective. The CAN-SPAM Act regulates commercial emails and provides a right on the part of the recipient to request the sender to stop sending messages, and establishes penalties for the sending of email messages that are intended to deceive the recipient as to source or content. Under the CAN-SPAM Act, senders of commercial emails (and other persons who initiate those emails) are required to make sure that those emails do not contain false or misleading transmission information. Commercial emails are required to include a valid return email address and other subject heading information so that the sender and the Internet location from which the message has been sent are accurately identified. Recipients must be furnished with an electronic method of informing the sender of the recipient’s decision not to receive further commercial emails. In addition, the email must include a postal address of the sender and notice that the email is an advertisement. The CAN-SPAM Act may apply to the marketing materials and newsletters that we distribute to our audience. At this time, we are applying the CAN-SPAM Act to our email communications, and believe that our email practices comply with the requirements of the CAN-SPAM Act.

The European Union also has enacted several directives relating to the Internet and various EU member states have implemented them with national legislation. In order to safeguard against the spread of certain illegal and socially harmful materials on the Internet, the European Commission has drafted the “Action Plan on Promoting the Safe Use of the Internet.” Other European Commission directives and national laws of several foreign governments address the regulation of privacy, e-commerce, security, commercial piracy, consumer protection and taxation of transactions completed over the Internet.

Employees

As of April 30, 2007, we had approximately 329 employees. Our employees are not represented by any union and are not the subject of a collective bargaining agreement. We believe that we have a good relationship with our employees.

Properties

We do not own any properties. Our corporate headquarters are located at 3 Park Avenue, New York, New York. We currently lease approximately 5,000 square feet at our corporate headquarters, under a lease expiring in March 2009. We lease approximately 37,000 square feet of office space in two facilities in Urbandale, Iowa under two separate lease arrangements. We also lease small business and sales offices in London, England; Cincinnati, Ohio; New York, New York; Singapore; and Sydney, Australia.

We believe that our facilities are generally adequate for current and anticipated future use, although we may from time to time lease additional facilities as operations require.

Legal Proceedings

From time to time we may be involved in disputes or litigation relating to claims arising out of our operations. We are currently not a party to any material legal proceedings.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of May 1, 2007.

Name	Age	Position
Scot W. Melland	44	Chairman, President and Chief Executive Officer
Michael P. Durney	44	Senior Vice President, Finance, Chief Financial Officer and Treasurer
Thomas Silver	47	Senior Vice President, Marketing and Customer Service
Brian P. Campbell	42	Vice President, Business and Legal Affairs, General Counsel and Secretary
Constance Melrose	53	Vice President, Treasury and Strategic Planning
Paul Melde	46	Vice President of Technology
John Benson	45	Chief Executive Officer - eFinancialCareers
John W. Barter(1)	60	Director
Peter Ezersky(2)	46	Director
David Gordon	65	Director
David C. Hodgson(2)	50	Director
Anton J. Levy(3)	32	Director
Jeffrey S. Nordhaus(3)	39	Director
William Wyman(2)(4)	69	Director

(1)	Chairman of the Audit Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Chairman of the Compensation Committee.

Scot W. Melland has been our President and Chief Executive Officer and a Director since joining our predecessor, Dice Inc., in April 2001 and upon consummation of this offering Mr. Melland will be elected Chairman of our board of directors. Prior to joining the Company, he served as President and Chief Executive Officer of Vcommerce Corporation since 1999. From 1996 to 1999, he served as Vice President and later Senior Vice President-Interactive Services for Cendant Corporation. Previously, Mr. Melland served as Vice President, Investments and Alliances for Ameritech (now AT&T). Mr. Melland began his career as a consultant, joining McKinsey & Company in 1985. He is a member of the boards of directors of Globalspec, Inc. and Career Resources Inc., a non-profit workforce development agency in Connecticut. He holds a B.S. in economics from the University of Pennsylvania and a M.B.A. from Harvard University’s Graduate School of Business Administration. Mr. Melland served as Dice’s President and Chief Executive Officer at the time it filed its voluntary petition under Chapter 11 of the Bankruptcy Code and served in that position upon Dice’s emergence from bankruptcy. For additional information on Dice’s bankruptcy see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Company.”

Michael P. Durney has been our Senior Vice President, Finance and Chief Financial Officer since joining our predecessor, Dice Inc., in June 2000 and Treasurer since July 2002. Mr. Durney is also a director of CyberMedia Dice, our joint venture. Prior to joining the Company, he held the position of Vice President and Controller of USA Networks, Inc. (now known as IAC/InterActiveCorp.) from 1998 to 2000. Mr. Durney’s previous experience includes Chief Financial Officer of Newport Media, Inc. from 1996 to 1998, Executive Vice President, Finance of Hallmark Entertainment, Inc. from 1994 to 1996 and Vice President, Controller of Univision Television Group, Inc. from 1989 to 1994. Mr. Durney started his finance career at the accounting firm of Arthur Young & Company in 1983. He is a member of the board of directors of the Technology Association of Iowa. In addition, he is a member of the Advisory Council of the School of Business and a member of the board of directors of the College Foundation at the State University of New York at Oswego. Mr. Durney holds a B.S. degree in accounting from the State University of New York in Oswego. Mr. Durney served as Dice’s Senior Vice President, Finance, Chief Financial Officer and Treasurer at the time it filed its voluntary petition under Chapter 11 of the Bankruptcy Code and served in that position upon Dice’s emergence from bankruptcy. For additional information on Dice’s bankruptcy see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Company.”

Thomas M. Silver has been our Senior Vice President of Marketing and Customer Support since joining our predecessor, Dice Inc., in July 2001. Bringing more than 20 years of executive marketing and management experience, Mr. Silver is responsible for overseeing our marketing and advertising, telesales, product management, corporate communications and public relations efforts. Additionally, Mr. Silver manages all aspects of customer service to ensure optimal performance for our client base. He is a graduate of Cornell University and holds a M.B.A. from New York University School of Business. Mr. Silver served as Dice’s Senior Vice President of Marketing and Customer Support at the time it filed its voluntary petition under Chapter 11 of the Bankruptcy Code and served in that position upon Dice’s emergence from bankruptcy. For additional information on Dice’s bankruptcy see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Company.”

Brian P. Campbell has been our Vice President, General Counsel and Corporate Secretary since joining our predecessor, Dice Inc., in January 2000 and has been Vice President, Business and Legal Affairs since June 2003. Mr. Campbell is responsible for managing our legal affairs, including intellectual property, mergers and acquisitions, strategic alliances, corporate securities, real estate, litigation and employment law, as well as supervising outside counsel. Mr. Campbell also oversees our privacy initiatives. Prior to joining the Company, Mr. Campbell served as Vice President, General Counsel and Corporate Secretary at CMP Media, where he worked since 1995. From 1988 to 1995, Mr. Campbell worked as a Corporate Associate at the law firm of Mudge, Rose, Guthrie, Alexander and Ferdon. He earned a J.D. from St. John’s University School of Law and a B.A. from the University of Virginia. Mr. Campbell served as Dice’s Vice President, General Counsel and Secretary at the time it filed its voluntary petition under Chapter 11 of the Bankruptcy Code and served in that position upon Dice’s emergence from bankruptcy. For additional information on Dice’s bankruptcy see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Company.”

Constance Melrose has been our Vice President, Treasury and Strategic Planning since July 2003. She is responsible for strategic planning and corporate development, as well as for investment management, bank relations and related corporate finance activities. She is also a director of CyberMedia Dice, our joint venture. Ms. Melrose previously served as our Vice President, Treasury and Investor Relations, having joined our predecessor, Dice Inc., in March 1999. Ms. Melrose has over 20 years experience in corporate finance, investor relations and corporate development. She earned a Bachelor of Arts degree in English literature from Princeton University and a M.B.A. in finance and accounting from The Wharton School. Ms. Melrose served as an executive officer of Dice Inc. at the time it filed its voluntary petition under Chapter 11 of the Bankruptcy Code and continued to serve as an executive officer upon Dice’s emergence from bankruptcy. For additional information on Dice’s bankruptcy see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Company.”

Paul Melde has been our Vice President of Technology since joining our predecessor, Dice Inc., in June 2000. Mr. Melde is responsible for information technology operations and oversees software development, business systems, site operations, systems management and telecommunications. He has more than 15 years of information technology management experience. Mr. Melde received both his B.S. and M.A. from Iowa State University. Mr. Melde served as Dice’s Vice President of Technology at the time it filed its voluntary petition under Chapter 11 of the Bankruptcy Code and served in that position upon Dice’s emergence from bankruptcy. For additional information on Dice’s bankruptcy see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Company.”

John Benson joined our company when we acquired eFinancialGroup in October 2006. Mr. Benson founded eFinancialCareers in 2000 and has been its Chief Executive Officer since 2001. He is also the Managing Director of our international operations. He has over 20 years experience in the publishing and finance industries. Mr. Benson holds a M.A. from Edinburgh University in Scotland.

John W. Barter has been a director since April 2007. From 1988 to 1994 he was senior vice president and chief financial officer of AlliedSignal, Inc., now known as Honeywell International, Inc., an advanced technology and manufacturing company. From October 1994 until his retirement in December 1997, Mr. Barter was executive vice president of AlliedSignal, Inc. and president of AlliedSignal Automotive. After retiring from AlliedSignal, Inc., Mr. Barter served briefly as chief financial officer of Kestrel Solutions, Inc., a privately-owned early stage company established to develop and bring to market a new product in the telecommunications industry, from January 2000 to May 2001. Kestrel filed a voluntary petition for bankruptcy protection in October 2002. Mr. Barter also serves on the boards of directors of BMC Software, Inc., an independent systems software vendor, Lenova Group Limited, a Hong Kong listed company, and SRA International.

Peter R. Ezersky has been a director since August 2005 and is a Managing Principal of Quadrangle. Prior to the formation of Quadrangle in March 2000, Mr. Ezersky was a Managing Director of Lazard Frères & Co. LLC and headed the firm’s worldwide Media and Communications group. Prior to joining Lazard, Mr. Ezersky was a Vice President in the Mergers and Acquisitions group of The First Boston Corporation. Mr. Ezersky serves on the boards of directors of Cinemark, Inc., MGM Holdings and Publishing Group of America and also serves on the boards of directors of a number of charitable and educational organizations. Mr. Ezersky received a J.D. from Yale Law School, where he was an editor of The Yale Law Journal and received a B.A., summa cum laude, in political science from Amherst College, where he was a member of Phi Beta Kappa.

David Gordon has been a director since December 2006. He has been the Chief Executive Officer and a director of the Milwaukee Art Museum since October 2002. Before that, he was the Secretary (Director) of the Royal Academy of Arts in London for six years. He also spent 12 years as the Chief Executive Officer of The Economist Newspaper Ltd. He was associated with eFinancialNews for 10 years, first as a consultant and then as non-executive chairman and oversaw the sale of eFinancialCareers to us in 2006. Mr. Gordon also serves on the board of directors of Profile Books Ltd.

David C. Hodgson has been a director since August 2005 and is a Managing Director of General Atlantic. He joined General Atlantic in 1982, helped found their partnership, and has over 20 years of experience identifying and assisting portfolio companies worldwide in all areas of their development. Mr. Hodgson serves on the boards of directors of a number of public and private information technology companies including InsightExpress, Inc., ipValue Management, Inc., Northgate Information Solutions plc, TriNet Group, Inc., Xchanging NV, iFormation Group Holdings General Partner, Ltd. and FDGS Holding General Partner II, LLC. Mr. Hodgson graduated summa cum laude from Dartmouth College in 1978 with a degree in Mathematics and Social Sciences. He is a member of Phi Beta Kappa and received the Kemeny Prize in computing at his alma mater. In 1982, Mr. Hodgson received a M.B.A. from the Stanford University Graduate School of Business. Mr. Hodgson is chair of the board of the Echoing Green Foundation, a provider of fellowship support for not-for-profit entrepreneurs. He also serves as chair of the executive committee of the Manhattan Theatre Club and as a trustee of Johns Hopkins University and the Spence School in New York.

Anton J. Levy has been a director since August 2005 and is a Managing Director at General Atlantic, where he has worked since 1998. Mr. Levy heads General Atlantic’s Consumer, Media and Marketing Services practice. Mr. Levy has worked closely with many of General Atlantic’s portfolio companies and is on the boards of directors of several portfolio companies including AKQA, Network Solutions and Webloyalty. Prior to joining General Atlantic in 1998, Mr. Levy was an investment banker with Morgan Stanley & Co. where he worked with the firm’s technology clients. Mr. Levy is involved in a number of educational and non-profit organizations including participating as a member of the board of directors of Streetwise Partners. Mr. Levy received a B.S. from the University of Virginia, with degrees in Finance and Computer Science, and his M.B.A. from Columbia University Graduate School of Business, graduating both with highest honors.

Jeffrey S. Nordhaus has been a director since August 2005 and is a Managing Principal of Quadrangle. Prior to joining Quadrangle in June 2001, Mr. Nordhaus was a Vice President in the Investment Banking Division of Goldman, Sachs & Co. During his nine years at Goldman Sachs, Mr. Nordhaus worked on a broad range of mergers and acquisitions and financing transactions with a focus on media and communications, and was based in New York, Los Angeles and Hong Kong. Mr. Nordhaus graduated with honors from Harvard College. Mr. Nordhaus also serves on the boards of directors of Bresnan Broadband Holdings and Cequel Communications Holdings.

William W. Wyman has been a director since December 2006 and is currently an international management consultant, assisting corporate chief executives as an individual business advisor and counselor on a broad range of issues. During 2001, Mr. Wyman was Chief Executive Officer of Predictive Systems, Inc. From 1984 to 1995, Mr. Wyman was founder and managing partner of Oliver, Wyman & Company, management consultants to large financial institutions. From 1965 to 1984, Mr. Wyman held several positions at the international management consulting firm of Booz, Allen & Hamilton including President of the Management Consulting Group, member of the executive committee and member of the board of directors. He currently serves as on the boards of directors of Pegasystems, Datascope, Accentus and Stellaris. He is a member of the Board of Advisors of The Sprout Group and Legend Capital. He graduated from Colgate University in 1959, served in the United States Navy from 1959 to 1963, and graduated from the Harvard Business School in 1965.

Corporate Governance

Controlled Company

We have been approved to list our common stock on the NYSE. For purposes of the NYSE rules, we expect to be a “controlled company.” “Controlled companies” under those rules are companies of which more than 50 percent of the voting power is held by an individual, a group or another company. Together, the General Atlantic Stockholders and the Quadrangle Stockholders will continue to control more than 50% of the voting power of our common stock upon completion of this offering and are able to elect our entire board of directors. Accordingly, we are eligible to, and we intend to, take advantage of certain exemptions from NYSE governance requirements provided in the NYSE rules. Specifically, as a controlled company under NYSE rules, we are not required to have (1) a majority of independent directors, (2) a Nominating and Corporate Governance Committee composed entirely of independent directors or (3) a Compensation Committee composed entirely of independent directors. For instance, our Chief Executive Officer will be a member of our Nominating and Corporate Governance Committee. Additionally, the Institutional Shareholder Agreement will require us to take advantage of the controlled company exemption to the extent it remains available.

Board Structure

Composition of our Board of Directors

Our board of directors currently consists of eight directors. Our amended and restated by-laws will provide that our board of directors will consist of no less than 5 or more than 20 persons. The exact number of members on our board of directors will be determined from time to time by resolution of a majority of our full board of directors; however, the Institutional Shareholder Agreement will require that the board consist of at least eight directors, one of whom must be our Chief Executive Officer. Upon consummation of this offering, our board will be divided into three classes as described below, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. Messrs. Ezersky, Gordon and Hodgson will serve initially as Class I directors (with a term expiring in 2008). Messrs. Levy and Nordhaus will serve initially as Class II directors (with a term expiring in 2009). Messrs. Barter, Melland and Wyman will serve initially as Class III directors (with a term expiring in 2010).

Under our existing shareholder agreement, each of the Principal Stockholders had the right to designate up to three members of our board of directors, together, the Principal Stockholders had the right to designate one additional member of our board of directors, the eFG Stockholders had the right to designate one member of our board of directors and our Chief Executive Officer was required to serve as a member of our board of directors. Under these provisions, Messrs. Hodgson and Levy were designated as members of our board of directors by the General Atlantic Stockholders, Messrs. Ezersky and Nordhaus were designated as members of our board of directors by the Quadrangle Stockholders and Mr. Gordon was designated as a member of our board of directors by the eFG Stockholders. In connection with this offering, we will amend our existing shareholder agreement with the result being that it will be an agreement solely between us and the eFG Stockholders (the eFG Shareholder Agreement) and will enter into a new shareholder agreement with the Principal Stockholders and Management Stockholders (the Institutional Shareholder Agreement). See “Certain Relationships and Related Transactions—Shareholders Agreements.”

Under the Institutional Shareholder Agreement, each of the Principal Stockholders will have the right to designate up to (1) three members of our board of directors if such Principal Stockholder owns 17.5% or more of our common stock, (2) two members of our board of directors if it owns less than 17.5% but at least 10% of our common stock and (3) one member of our board of directors if it owns less than 10% but at least 5% of our common stock. If a Principal Stockholder owns less than 5% of our common stock, it will no longer be entitled to designate members of our board of directors. To the extent a Principal Stockholder is no longer entitled to designate a board member, our board of directors, upon the recommendation of the Nominating and Corporate Governance Committee, will nominate a director. Each Principal Stockholder has agreed to vote its shares in favor of the directors designated by the other Principal Stockholder in accordance with the terms of the agreement.

It is expected that upon completion of this offering, the Principal Stockholders will each only designate two members to our board of directors. Messrs. Ezersky and Nordhaus will be designated as members of our board of directors by the Quadrangle Stockholders and Messrs. Hodgson and Levy will be designated as members of our board of directors by the General Atlantic Stockholders.

Committees of the Board

As required under the Institutional Shareholder Agreement, upon consummation of this offering, our board of directors will have three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. We will be required to have one independent director on our Audit Committee during the 90-day period beginning on the date of effectiveness of the registration statement filed with the Commission in connection with this offering and of which this prospectus is a part. After such 90-day period and until one year from the date of effectiveness of the registration statement, we are required to have a majority of independent directors on our Audit Committee. Thereafter, our Audit Committee is required to be comprised entirely of independent directors. As a controlled company, we are not required to have independent Nominating and Corporate Governance and Compensation Committees. The following is a brief description of our committees.

Audit Committee. Our Audit Committee assists the board in monitoring the audit of our financial statements, our independent auditors’ qualifications and independence, the performance of our audit function and independent auditors, and our compliance with legal and regulatory requirements. The Audit Committee has direct responsibility for the appointment, compensation, retention (including termination) and oversight of our independent auditors, and our independent auditors report directly to the Audit Committee. The Audit Committee will also review and approve related-party transactions as required by the rules of the NYSE.

In accordance with the Institutional Shareholder Agreement, during the 90-day period beginning on the date of effectiveness of the registration statement of which this prospectus forms a part, the Audit Committee will consist of four directors, including one director designated by the Quadrangle Stockholders, one director designated by the General Atlantic Stockholders and two independent directors designated by the board (upon the recommendation of the Nominating and Corporate Governance Committee). After such 90-day period and until one year from the date of effectiveness of the registration statement, the Institutional Shareholder Agreement will require that the Audit Committee consist of three directors, including one designated by the Quadrangle Stockholders or the General Atlantic Stockholders as determined by mutual agreement of the Principal Stockholders and two independent directors designated by the board (upon the recommendation of the Nominating and Corporate Governance Committee). Thereafter, our Audit Committee will consist of at least three independent directors designated by the board (upon the recommendation of the Nominating and Corporate Governance Committee).

Messrs. Barter, Ezersky, Hodgson and Wyman are expected to be the members of our Audit Committee upon consummation of this offering. Messrs. Ezersky and Hodgson will be the Quadrangle Stockholders designee and General Atlantic Stockholders designee, respectively. Messrs. Barter and Wyman qualify as Audit

Committee financial experts under the rules of the Commission implementing Section 407 of the Sarbanes-Oxley Act of 2002. Messrs. Barter and Wyman meet the independence and the experience requirements of the NYSE and the federal securities laws.

Compensation Committee. Our Compensation Committee reviews and recommends policies relating to compensation and benefits of our directors and employees and is responsible for approving the compensation of our Chief Executive Officer and other executive officers. Our Compensation Committee also administers the issuance of awards under our equity incentive plans.

The Institutional Shareholder Agreement will require that our Compensation Committee consist of three members, including one director designated by the Quadrangle Stockholders, one director designated by the General Atlantic Stockholders and one independent director designated by the board (upon the recommendation of the Nominating and Corporate Governance Committee). Messrs. Levy, Nordhaus and Wyman are expected to be the members of our Compensation Committee upon consummation of this offering. Messrs. Nordhaus and Levy will be the Quadrangle Stockholders designee and General Atlantic Stockholders designee, respectively.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee selects or recommends that the board select candidates for election to our board of directors and develops and recommends to the board of directors corporate governance guidelines that are applicable to us and oversees board of directors and management evaluations.

The Institutional Shareholder Agreement will require that our Nominating and Corporate Governance Committee consist of three members, including one director designated by the Quadrangle Stockholders, one director designated by the General Atlantic Stockholders and one director designated by the board. Messrs. Melland (our Chief Executive Officer), Ezersky and Hodgson are expected to be the members of our Nominating and Corporate Governance Committee upon consummation of this offering. Messrs. Ezersky and Hodgson will be the Quadrangle Stockholders designee and General Atlantic Stockholders designee, respectively.

Under the Institutional Shareholder Agreement, if a Principal Stockholder holds less than 5% of our common stock, it loses the right to designate members of our board committees. Under these circumstances, such committee members will be selected by our board of directors (upon the recommendation of the Nominating and Corporate Governance Committee, except with respect to such committee). In addition, if both Principal Stockholders hold less than 5% of our common stock, the provisions in the Institutional Shareholder Agreement relating to the composition of our board of directors, composition of our board committees and corporate governance terminate.

Director Independence

We have determined that Messrs. Barter, Ezersky, Gordon, Hodgson, Levy, Nordhaus and Wyman are independent as such term is defined by the applicable rules and regulations of the NYSE for purposes of serving on our board of directors. Additionally, each of these directors meets the categorical standards for independence established by our board, as set forth in our Corporate Governance Guidelines. A copy of our Corporate Governance Guidelines will be available on our website upon the consummation of this offering.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Program Philosophy and Objectives

Our primary objective with respect to executive compensation is to provide competitive compensation and benefits to attract, retain, motivate and reward the highest quality executive officers, while supporting our core values and strategic initiatives. A further key objective is to create a pay-for-performance culture such that a substantial portion of each executive officer’s compensation is contingent on, and variable with, achievement of objective corporate and individual performance goals and other objective measures of success.

In addition, we aim to establish compensation plans that align the performance of our executive officers with our business plan and strategic objectives and promote the interests of long-term stockholders by focusing management on achieving strong short-term (annual) performance in a manner that supports and ensures our long-term success and profitability.

Finally, it is a key objective to ensure that compensation provided to executive officers remains reasonable and responsible yet competitive relative to the compensation paid to similarly situated executives at comparable companies. It is essential that our overall compensation levels be sufficiently competitive to attract talented leaders and motivate those leaders to achieve superior results. At the same time, our executive compensation programs are intended to be consistent with our focus on controlling costs.

In addition to rewarding corporate and individual performance, our compensation program is designed to reward the level of responsibility of, and the position undertaken by, an executive. Total compensation and accountability should generally increase with position and responsibility. As a result, total compensation is higher for individuals with greater responsibility and greater ability to influence our achievement of targeted results and strategic initiatives. Additionally, as position and responsibility increases, a greater portion of the executive officer’s total compensation is performance-based pay contingent on the achievement of performance objectives. In the same way, equity-based compensation is higher for persons with higher levels of responsibility, making a significant portion of their total compensation dependent on long-term stock appreciation.

The Process of Setting Executive Compensation

Our Compensation Committee meets in executive session each year to evaluate the performance of our named executive officers, to determine their bonuses for the prior fiscal year, to establish the individual and corporate performance objectives for each executive for the current fiscal year, to set their base salaries for the next fiscal year, to determine the portion of total compensation that will be contingent, performance-based pay, and to consider and approve any grants of equity incentive compensation. Our Compensation Committee also reviews the appropriateness of the financial measures used in incentive plans and the degree of difficulty in achieving specific performance targets. Our Compensation Committee engages in an active dialogue with our Chief Executive Officer concerning strategic objectives and performance targets and has not utilized a compensation consultant to date.

Together with the performance objectives, our Compensation Committee establishes targeted total compensation levels (i.e. maximum achievable compensation) for each of the named executive officers by determining each named executive officer’s base salary and amount of bonus compensation upon achievement of performance targets. In preparing the target amounts, the size of one individual element of compensation does, in some respects, affect the Compensation Committee’s determination of what the targeted amount of other components of compensation should be. For example, each executive’s base pay is used as a basis for calculating a target contribution percentage for purposes of establishing the bonus pool. As a general proposition, the Compensation Committee attempts to determine the overall best mix of fixed and incentive compensation. In making this determination, the Compensation Committee is guided by the compensation philosophy described above. The Compensation Committee also considers historical compensation levels, the relative compensation levels among our senior executive officers and the competitive pay practices at other companies using third-party compensation studies (including, the Radford Studies, a study of pay practices in the technology industry). We use these third-party compensation studies as a basis for comparing and setting individual elements of executive compensation for the named executive officers because they provide compensation information for companies in our industry and also provide comprehensive compensation information not obtainable from public sources. The Compensation Committee may also consider industry conditions, corporate performance versus a peer group of companies and the overall effectiveness of our compensation program in achieving desired performance levels. In 2006, the Compensation Committee did not identify a peer group of companies.

We believe that internal pay equity is an important factor to be considered in establishing compensation for our officers. The Compensation Committee has not established a policy regarding the ratio of total compensation of the Chief Executive Officer to that of the other officers, but it does review compensation levels to ensure that appropriate pay equity exists, which is determined in the Compensation Committee’s discretion based on our Compensation Committee members’ experience with, and knowledge of, other companies’ practices. The Compensation Committee intends to continue to review internal compensation equity and may adopt a formal policy in the future if we deem such a policy to be appropriate.

It is our policy that the Compensation Committee will, to the extent permitted by governing law, have the sole and absolute authority to make retroactive adjustments to any cash or equity based incentive compensation paid to executive officers and certain other officers where the payment was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement. Where applicable, we will seek to recover any amount determined to have been inappropriately received by the individual executive.

Benchmarking

The Compensation Committee does not believe that it is appropriate to establish compensation levels primarily based on benchmarking. While we recognize that our compensation practices must be competitive in the marketplace, such marketplace information is one of the many factors that we consider in assessing the reasonableness of compensation. When a named executive officer is scheduled to receive his or her annual raise, the Compensation Committee sometimes reviews the Radford Studies in order to compare the compensation received by comparable executives in similar-sized companies to ensure that the compensation we award is competitive in the market place. During 2006, the Compensation Committee used the Radford Studies in part to determine the annual raises for Mr. Melland, Mr. Durney and Mr. Campbell.

Management’s Role in the Compensation-Setting Process

Our Chief Executive Officer, Mr. Melland, plays a significant role in the compensation-setting process. Mr. Melland evaluates the performance of the other named executive officers, establishes business performance targets and objectives for the other named executive officers and recommends salary and bonus levels and option awards for other executive officers. Mr. Durney recommends salary and bonus levels and option awards for Mr. Campbell and Ms. Melrose. All recommendations of Mr. Melland and Mr. Durney are subject to Compensation Committee approval. The Compensation Committee discusses the recommendations with Mr. Melland or Mr. Durney, as appropriate, and then makes its decisions in its sole discretion. Similarly, Mr. Melland’s compensation, performance targets and objectives are discussed among the Compensation Committee. Mr. Melland’s compensation is then set by the Compensation Committee in relation to the recommendations he makes. The Compensation Committee approved Messrs. Melland’s and Durney’s recommendations for salary and bonus for 2006. Mr. Melland may ask the Compensation Committee for the right to exercise discretion in awarding executive compensation in exceptional circumstances, but our general practice is that all decisions of the Compensation Committee are considered final.

Mr. Melland helps the Compensation Committee set its agenda for meetings and participates in committee meetings at the committee’s request. He provides background information regarding our strategic objectives, evaluates the performance of the senior executive officers, and makes compensation recommendations for senior executive officers (other than himself). Other executives also prepare information for each Compensation Committee meeting.

Elements of Executive Compensation

Base Salary

Base pay provides executives with a base level of regular income. In determining base salaries, we consider the executive’s qualifications, experience and industry knowledge, the quality and effectiveness of their leadership at our company, the scope of their responsibilities and future potential, the goals and objectives established for the executive, the executive’s past performance, the base salary paid to officers in comparable positions at companies who are reflected in the Radford Studies, internal pay equity and the tax deductibility of base salary. In addition, we consider the other components of executive compensation and the mix of performance pay to total compensation. The Compensation Committee does not apply any specific weighting to these factors. On each executive’s annual anniversary date of hiring, his or her past salary and performance are considered and the Compensation Committee decides whether or not to adjust the salary. Subject to the limitations found in each executive’s employment agreement we entered into with each of the executives, the Compensation Committee can increase or decrease an executive’s base salary at its discretion.

In 2006, the Compensation Committee approved increases in the annual base salary of each of the named executive officers: Mr. Melland from $360,000 to $385,000; Mr. Durney from $273,000 to $293,000; Mr. Silver from $260,000 to $276,000; Mr. Campbell from $239,200 to $251,200 and Ms. Melrose from $200,000 to $208,000.

Senior Bonus Plan

We award annual cash bonuses under our Senior Bonus Plan for achievement of specified performance objectives with a time horizon of one year or less. We make awards from an established bonus pool. The Compensation Committee determines the total size of our bonus pool by taking into account our qualitative and financial performance. The Compensation Committee determines the size of an award that we make to a particular executive by considering his individual performance as measured against pre-set performance targets and objectives and his or her individual impact on our overall performance. Each of those pieces is equally weighted. We believe this pool-based bonus system helps to foster teamwork and ensures that all executives work together as one in the interest of our performance. The current structure of the plan has been in place since 2004.

The total pool available for the named executive officers and other senior executives designated by the Compensation Committee is funded in the following way:

•	30% of the pool is funded automatically;

•	35% is funded according to attainment of the revenue target; and

•	35% is funded according to attainment of the Adjusted EBITDA target.

The revenue target and the Adjusted EBITDA target for senior bonus pool purposes are set on an annual basis. If our actual results are lower than 90% of the revenue target or the Adjusted EBITDA target, the 35% of the bonus pool to be funded upon achieving the applicable target is not funded. If 90% of the applicable target is achieved, 80% of the 35% to be funded with respect to the applicable target is funded. If our actual revenue or Adjusted EBITDA falls between 90% and 100% of the applicable target, the amount to be funded for each target to the bonus pool increases from 80% to 100% of the applicable 35% portion of the bonus pool on a pro-rata basis.

We calculate our bonus pool as follows: We take a percentage of each executive’s base pay and contribute that amount to the total bonus pool for our executives. In 2006, this target contribution percentage was 75% for Mr. Melland as Chief Executive Officer, 50% for each of Mr. Silver and Mr. Durney as Senior Vice Presidents, and 30% for each of Mr. Campbell and Ms. Melrose as Vice Presidents. We multiply this percentage by the executive’s annual pay to obtain each executive’s targeted pay contribution to the pool. The result is the amount we contributed with respect to that executive for the bonus pool for 2006.

In 2006, for purposes of the bonus pool (which excluded the impact of the results of eFinancialGroup and our operations serving India), the revenue target was $76,176,000 and actual revenue was $82,131,000. The Adjusted EBITDA target for 2006 was $31,262,000 and the actual amount was $36,185,000 for purposes of the pool. The total bonus pool for the Senior Bonus Plan was $1,657,000.

The size of our bonus pool increases according to a formula if our actual revenue in a year exceeds our revenue target, provided that actual Adjusted EBITDA at least meets the Adjusted EBITDA target. However, the bonus pool is not increased solely on account of actual Adjusted EBITDA exceeding the Adjusted EBITDA target in a year. Therefore, if actual Adjusted EBITDA exceeds our Adjusted EBITDA target and actual revenue does not exceed our revenue target, the bonus pool does not increase.

For 2006, the bonus plan provided for the bonus pool to increase by 7.5% for each 1% that actual revenue exceeded our target amount. The contribution we make to the bonus pool in respect of each executive’s pay can be increased so that each individual’s “pay contribution” to the bonus pool can be as much as two times their targeted pay contribution. In 2006, our actual revenues for bonus pool purposes exceeded our budget target by an amount that increased the pool by 58.6%. We multiplied each executive officer’s targeted pay contribution amount by 158.6% to determine how much would be contributed to the bonus pool with respect to his or her pay. We may further increase the percentage for any particular executive if that executive has had a distinct role in helping us achieve our objectives. We think this ensures that executives whose performance is outstanding receive proportionately larger bonuses as a reward. It was possible that any single executive officer could have been allocated a bonus from the bonus pool in an amount up to a maximum of two times his or her targeted pay contribution to the bonus pool, if his or her performance warranted such a payout based on a qualitative assessment by the Compensation Committee of the executive’s performance against his or her goals and objectives. Based on input received from Mr. Melland and Mr. Durney with respect to each of their direct reports, the Compensation Committee determines in its sole discretion the extent to which such individuals’ goals and objectives are achieved. For 2006, each of the five named executive officers received an additional allocation from the bonus pool, resulting in bonus amounts ranging from 168% to 182% of targeted pay contribution.

The 2006 performance goals and objectives for Mr. Melland included:

•	achieving 2006 financial and operating targets, including: revenue, EBITDA, operating cash flow and customer growth;

•	continuing to improve product line performance and customer satisfaction with our services;

•	growing our development stage businesses: Targeted Job Fairs, ClearanceJobs.com, CyberMedia Dice;

•	continuing to improve our management and organizational capabilities;

•	developing a long-term strategic plan for our company; and

•	executing against our strategic growth opportunities.

The 2006 performance goals and objectives for Mr. Durney included:

•	ensuring timely, accurate and informative financial reporting;

•	delivering 2006 targeted performance for our new lines of business;

•	leading corporate development activities;

•	running a successful disposition process for MeasureUp;

•	fostering the growth of the CyberMedia Dice joint venture; and

•	coordinating execution of our 2006 strategic expansion initiatives.

The 2006 performance goals and objectives for Mr. Silver included:

•	improving customer acquisition and lead generation activities;

•

improving the size, quality and uniqueness of our various user segments by building the loyalty and usage of ‘passive’ professionals and improving the geographic and skills balance of our professional communities;

•	achieving inside sales targets for 2006;

•	successfully implementing product improvements, including our new search engine, and upgrading the look and feel of the websites;

•	maintaining and increasing customer and job seeker satisfaction; and

•	supporting our new businesses: Targeted Job Fairs, ClearanceJobs.com, advertising, and CyberMedia Dice.

The 2006 performance goals and objectives for Mr. Campbell included:

•	maintaining our legal files and endeavoring to ensure compliance with all laws and regulations;

•	reviewing our agreements and other legal documents to determine whether any modifications should be made;

•	monitoring spam and ensuring our compliance with privacy legislation;

•	managing the legal issues surrounding the disposition of MeasureUp;

•	providing legal and deal-related support to sales negotiations; and

•	helping support strategic expansion initiatives.

The 2006 performance goals and objectives for Ms. Melrose included:

•	building the profitability of the CyberMedia Dice joint venture;

•	finalizing our position on expansion opportunities;

•	identifying acquisition opportunities and tracking the progression of our competitors;

•	monitoring our performance against our 2006 strategic initiatives;

•	building a more detailed 3 to 5 year business plan; and

•	enhancing the function of the treasury.

In December 2006, our proposed 2007 bonus plan was presented to the board and approved. For purposes of funding the senior bonus pool for 2007, the Compensation Committee established a target for revenue of $141.0 million and a target for Adjusted EBITDA of $59.6 million. The revenue target for purposes of the senior bonus plan is not intended to be in accordance with U.S. GAAP and includes various adjustments that will cause the measurement amount to differ from our actual results. For example, it excludes the impact of revenue generated by our operation serving India and includes the impact of adding back the deferred revenue written off in connection with the eFinancialGroup Acquisition. Likewise, the Adjusted EBITDA target includes various adjustments, such as the exclusion of the results of our operation serving India, the exclusion of stock based compensation and the inclusion of the impact of adding back the deferred revenue written off in connection with the eFinancialGroup Acquisition. Under the terms of the bonus plan for 2007, if our actual revenue exceeds the target amount (and provided that our actual Adjusted EBITDA at least meets the Adjusted EBITDA target), the bonus pool will increase by 10% for each 1% that our revenue exceeds the target amount. The targets were established in December 2006 for compensation purposes and do not represent our projected results, but rather are targets for compensation purposes that are designed to be challenging, yet achievable with significant focus and satisfactory industry conditions. These targets do not represent estimates or projections of our 2007 results and you should not assume that we will achieve these results which are used for compensation purposes. Our actual results will be subject to a number of factors, including the successful execution of our business plan, the overall economic and employment environment and the other factors discussed in the “Risk Factors” section of this prospectus.

2005 Omnibus Stock Plan

We believe that equity compensation is the most effective means of creating a long-term link between the compensation provided to executives and gains realized by our stockholders, as the value of stock-based compensation is dependent upon long-term appreciation in stock price. Accordingly, we believe stock options should be a significant part of the total mix of executive compensation. Under our 2005 Omnibus Stock Plan, all stock options incorporate the following features:

•	the term of the grant does not exceed 10 years;

•	the grant price is not less than the fair market value of our common stock on the date of grant; and

•	options typically vest over four years, with the first 25% typically vesting on the first anniversary of the vesting commencement date, and 6.25% vesting quarterly thereafter.

In 2006, the Compensation Committee granted no options to our executive officers. In determining the number of options to be granted to our executives, the Compensation Committee takes into account the individual’s position, scope of responsibility, ability to affect profits and stockholder value, the individual’s historic and recent performance, the number of options currently held by the individual, the level of options granted to them in prior years and the value of stock options in relation to other elements of total compensation.

We continue to use stock options as a long-term incentive vehicle because:

•

Stock options align the interests of executives with those of the stockholders, support a pay-for-performance culture, foster employee stock ownership, and focus the management team on increasing value for the stockholders.

•	Stock options are performance based: all the value received by the recipient from a stock option is based on the growth of the stock price above the option price.

•

Stock options help to provide a balance to the overall compensation program: while salary and cash bonuses focus on the achievement of annual performance targets, the four year vesting for stock options creates incentive for increases in stockholder value over a longer term.

•	The vesting period encourages executive retention and the preservation of stockholder value.

Additional Benefits

Executive officers participate in other employee benefit plans generally available to all employees on the same terms, such as a 401(k) matching plan. In addition, certain executive officers participate in a Supplemental Disability Plan.

Severance and Change-in-Control Arrangements

Each named executive officer is entitled to receive severance benefits under to the terms of his or her employment agreement upon either termination by us without cause or resignation by the executive for good reason. For details on our change of control severance plan, see “—Potential Post-Employment Payments Upon Termination or Change in Control.” We award severance payments in the event of a termination related to a change of control to ensure that each executive is focused on our best interests, even if that means working himself or herself out of a job.

Reasonableness of Compensation

After considering all components of the compensation paid to the named executive officers in 2006, we considered the total compensation reasonable because:

•	Management has consistently led us to record levels of performance in recent years.

•	The total compensation levels for the named executive officers are comparable with those of similarly situated executives in comparable companies.

Tax and Accounting Considerations

We generally seek to maximize the deductibility for tax purposes of all elements of compensation. For example, we have consistently issued nonqualified stock options that will result in a tax deduction to us upon exercise. Section 162(m) of the Code generally disallows a tax deduction to public corporations for non-qualifying compensation in excess of $1.0 million paid to any such persons in any fiscal year. The Compensation Committee reviews compensation plans in light of applicable tax provisions, including Section 162(m), and may revise compensation plans from time to time to maximize deductibility. However, the Compensation Committee may approve compensation that does not qualify for deductibility when we deem it to be in our best interests.

Summary Compensation Table For Fiscal Year 2006

The following table sets forth the cash and non-cash compensation paid by us or incurred on our behalf to our named executive officers during 2006, our last completed fiscal year.

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Scot W. Melland(4) President & Chief Executive Officer	2006	377,596	476,000	637,786	7,282	1,498,665

Michael P. Durney Senior Vice President, Finance and Chief Financial Officer	2006	285,692	252,000	216,938	7,282	761,912

Thomas Silver Senior Vice President, Marketing and Customer Service	2006	267,385	225,000	216,938	7,282	716,604

Brian Campbell Vice President, Business and Legal Affairs, General Counsel and Secretary	2006	244,000	128,500	46,093	7,282	425,875

Constance Melrose Vice President, Treasury and Strategic Planning	2006	206,185	112,500	31,564	5,267	355,516

(1)	Represents awards made pursuant to the Senior Bonus Plan and earned during 2006.
(2)

Represents the compensation cost of stock options recognized for financial statement reporting purposes with respect to the last fiscal year in accordance with FAS123R. These amounts do not correspond to the actual value that will be recognized by our named executive officers for these awards. See note 2 in our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock and Stock–Based Compensation” for the assumptions made in determining these values.

(3)	Represents employer contributions to our 401(k) plan.
(4)	Mr. Melland is also a member of our board of directors but does not receive any additional compensation for his services in this capacity.

The following table details grants to our named executive officers during 2006:

Grants of Plan-Based Awards For Fiscal Year 2006

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
		Target ($)	Maximum ($)
Scot W. Melland	1/31/06	283,197	566,394
Michael P. Durney	1/31/06	142,846	285,692
Thomas Silver	1/31/06	133,693	267,386
Brian Campbell	1/31/06	73,200	146,400
Constance Melrose	1/31/06	61,856	123,712

(1)	For a description of the material terms of these awards, please see the “—Compensation Discussion and Analysis—Senior Bonus Plan.”

Employment Agreements

We have entered into an employment agreement with each of our named executive officers. Each agreement contains confidentiality provisions and a representation and warranty that performance of the executive’s employment obligations under the agreement will not cause him or her to breach any non-disclosure agreement by which he or she is bound.

Scot Melland

Mr. Melland’s employment agreement provides that Mr. Melland will continue to serve as our President and Chief Executive Officer until his employment is terminated by us or by Mr. Melland, which may be at any time, with or without cause, subject to the provisions of his employment agreement. The agreement contains a covenant not to engage in any business that competes with us during the term of his employment and for a period of nine months thereafter, and a covenant not to solicit employees during the term of his employment and for a period of 12 months thereafter.

Mr. Melland is entitled to receive an annual base salary of $385,000, and in accordance with the terms of his employment agreement, the Senior Bonus Plan and our benefit policies, is eligible for an annual discretionary target bonus of 75% of his base salary, determined by the Compensation Committee and subject to the performance of both Mr. Melland and us. Mr. Melland participates in our long-term incentive plan, and all employee benefit plans including a 401(k) plan. Mr. Melland is entitled to four weeks of vacation per year.

Michael Durney

Mr. Durney’s employment agreement provides that Mr. Durney will continue to serve as our Senior Vice President, Finance and Chief Financial Officer until his employment is terminated by us or by Mr. Durney, which may be at any time, with or without cause, subject to the provisions of his employment agreement. The agreement contains a covenant not to engage in any business that competes with us or to solicit employees during the term of his employment and for a period of 12 months thereafter.

Mr. Durney is entitled to receive an annual base salary of $293,000, and in accordance with the terms of his employment agreement, the Senior Bonus Plan and our benefit policies, is eligible for an annual discretionary target bonus of 50% of his base salary. Mr. Durney participates in our long-term incentive plan, and all employee benefit plans including a 401(k) plan. Mr. Durney is entitled to four weeks of vacation per year.

Thomas Silver

Mr. Silver’s employment agreement provides that Mr. Silver will continue to serve as our Senior Vice President, Marketing until his employment is terminated by us or by Mr. Silver, which may be at any time, with or without cause, subject to the provisions of his employment agreement. The agreement contains a covenant not to engage in any business that competes with us during the term of his employment and for a period of nine months thereafter, and a covenant not to solicit employees during the term of his employment and for a period of 12 months thereafter.

Mr. Silver is entitled to receive an annual base salary of $276,000, and in accordance with the terms of his employment agreement, the Senior Bonus Plan and our benefit policies, is eligible for an annual discretionary target bonus of 50% of his base salary. Mr. Silver participates in our long-term incentive plan, and all employee benefit plans including a 401(k) plan. Mr. Silver is entitled to four weeks vacation per year.

Brian Campbell

Mr. Campbell’s employment agreement provides that Mr. Campbell will continue to serve as our Vice President, Business and Legal Affairs and General Counsel until his employment is terminated by us or by Mr. Campbell, which may be at any time, with or without cause, subject to the provisions of his employment agreement. The agreement contains a covenant not to engage in any business that competes with us during the term of his employment and for a period of nine months thereafter, and a covenant not to solicit employees during the term of his employment and for a period of 12 months thereafter.

Mr. Campbell is entitled to receive an annual base salary of $251,200, and in accordance with the terms of his employment agreement, the Senior Bonus Plan and our benefit policies, is eligible for an annual discretionary target bonus of 30% of his base salary, determined by the Chief Financial Officer and the board, participation in our long-term incentive plan, and all employee benefit plans including a 401(k) plan. Mr. Campbell is entitled to four weeks vacation per year.

Constance Melrose

Ms. Melrose’s employment agreement provides that Ms. Melrose will continue to serve as our Vice President, Treasury and Strategic Planning until her employment is terminated by us or by Ms. Melrose, which may be at any time, with or without cause, subject to the provisions of her employment agreement. The agreement contains a covenant not to engage in any business that competes with us during the term of her employment, and a covenant not to solicit employees during the term of her employment and for a period of 12 months thereafter. Ms. Melrose’s agreement also contains a covenant not to work for any person or entity that directly competes with us or take away any person or entity that was an advertiser of the Company while she was employed by us during the term of her employment and for a period of 12 months thereafter.

Ms. Melrose is entitled to receive an annual base salary of $208,000, and in accordance with the terms of her employment agreement, the Senior Bonus Plan and our benefit policies, is eligible for an annual discretionary target bonus of 30% of her base salary. Ms. Melrose participates in our long-term incentive plan, and all employee benefit plans including a 401(k) plan. Ms. Melrose is entitled to four weeks vacation per year.

Outstanding Equity Awards at Fiscal Year-End 2006

	Option Awards
	Number of Securities Underlying Unexercised Options(1)		Option Exercise Price ($)(2)(3)	Option Expiration Date
Name	Exercisable (#)	Unexercisable (#)
Scot W. Melland	916,957	2,017,308	$1.98	11/7/15
Michael P. Durney	311,895	686,170	1.98	11/7/15
Thomas Silver	311,895	686,170	1.98	11/7/15
Brian Campbell	66,268	145,792	1.98	11/7/15
Constance Melrose	45,379	99,836	1.98	11/7/15

(1)	These options were awarded pursuant to the Nonqualified Stock Option Agreements entered into by each of our named executive officers on November 7, 2005 under our 2005 Omnibus Stock Plan. Under these agreements, 25% of the total options granted are exercisable on the first anniversary of the vesting commencement date, August 31, 2005, and in installments of 6.25% quarterly thereafter. If Mr. Melland’s employment is terminated by us without cause prior to a change of control, 25% of his then unvested stock options will become immediately vested and exercisable. If Mr. Melland’s employment is terminated at any time following a change of control, all of his outstanding stock options will immediately become vested and exercisable. If Mr. Durney’s employment is terminated by us without cause prior to a change of control, all of his then unvested stock options will immediately become vested and exercisable. If Mr. Durney or any of the other named executive officers is terminated within 12 months following a change of control, all of their outstanding stock options will immediately become vested and exercisable.
(2)	On October 27, 2006, the option exercise price was adjusted from $2.17 (as stated in the Nonqualified Stock Option Agreement entered into by each of our named executive officers) to $1.98 to reflect a non-recurring dividend to our preferred stockholders of $0.22 per share.
(3)	On March 23, 2007, the option exercise price on the then unvested options was further reduced from $1.98 to $0.20 to reflect a non-recurring dividend to our stockholders of $1.95 per share. In lieu of a dividend, each holder of vested options received a payment of $1.95 per vested option.

Potential Post-Employment Payments Upon Termination or Change in Control

The employment of each named executive officer may be terminated by us or by the executive at any time, with or without cause, subject to the provisions of his or her employment agreement. Each named executive officer is entitled to receive severance benefits pursuant to the terms of his or her employment agreement upon either termination by us without cause or resignation by the executive for good reason. A named executive officer is not eligible for benefits if his or her termination is due to death or permanent disability.

A termination for “good reason” includes any of the following company actions:

•	a diminution in the executive’s responsibilities, title, duties and reporting lines compared to those existing immediately prior to a change of control;

•	a reduction in the executive’s salary, incentive compensation and other employee benefits compared to those existing immediately prior to a change of control;

•	relocation of the executive to an office more than 40 miles from the executive’s principal office immediately prior to a change of control;

•	breach by us of the executive’s employment agreement;

•	failure of any successor to assume, in writing, all obligations under the executive’s employment agreement.

A termination for “cause” includes any of the following actions by the executive: embezzlement; misappropriation of our funds; conviction of a felony; any act of fraud, deceit, or dishonesty causing us material economic harm; material breach of the executive’s employment agreement; willful failure to substantially perform his or her duties; willful breach of fiduciary duty to us involving personal profit; significant violation of our policies or other contractual, statutory or common law duties to us.

A “change of control” for these purposes consists of any of the following:

•	an acquisition of more than 50 percent of our voting securities (other than acquisitions from or by us);

•	any stockholder-approved transfer or disposition of all or substantially all of our assets;

•	any plan of liquidation providing for the distribution of all or substantially all of our assets;

•

the consummation of a reorganization, merger or consolidation or sale or disposition of all or substantially all our assets or the acquisition of assets or stock of another corporation or other business combination, unless following such business combination (1) all or substantially all of the beneficial owners of our securities before the business combination beneficially own more than 60% of the voting securities of the resulting corporation in substantially the same proportions as their ownership before the transaction; (2) no person owns 20% or more of the voting securities of the resulting corporation except to the extent that such ownership existed before the business combination; and (3) the members of our board of directors prior to such business combination constitute at least a majority of the board of directors of the resulting corporation; or

•	a change in the composition of our board over a period of 36 months or less such that a majority of the board members cease to be continuing directors.

Under each named executive officer’s employment agreement, the executive may become entitled to certain “Severance Payments” upon termination of employment without cause or by the employee for good reason after a change in control. These Severance Payments are described more specifically below, but generally include a lump sum payment tied to salary and bonus level and accelerated vesting of stock options. In the event that any Severance Payments would be subject to the excise tax imposed by Section 4999 of the Code, we will “gross up”, on an after-tax basis, the executive officer’s compensation so as to put him in the same after-tax position he would have enjoyed had the Section 4999 excise tax not applied to the Severance Payments. These make-whole provisions include certain computational assumptions and conventions, for example: (1) any other payments or benefits received in connection with a change in ownership or control will be treated as parachute payments, and all excess parachute payments are treated as subject to the excise tax, both as defined by Section 280G of the Code, and (2) the amount of the severance payments which will be treated as subject to the excise tax will be the lesser of the total amount of the severance payments or the amount of the excess parachute payments.

Upon any termination, each named executive officer, his or her spouse and eligible dependents will be entitled to continued medical and dental benefits at active-employee rates for a period of 12 months following termination, and such benefits will not be reduced by benefits obtained from a subsequent employer.

Any named executive officer who voluntarily resigns for any reason other than good reason during the 12 month period following a change of control, will not be entitled to any severance payment or acceleration of the vesting of any unvested stock options.

According to the terms of each named executive officer’s Nonqualified Stock Option Agreements, if their employment is terminated due to their death or disability or for any other reason except by us for cause, the unvested portion of their stock option will expire on the date they are terminated. The vested portion will remain exercisable until the earlier of either the expiration of the option period or 12 months after such termination in the case of termination due to death or disability, or 90 days after any other termination other than termination by us for cause.

However, if such termination, including termination by the named executive officer for good reason, occurs before our initial public offering, then the vested portion will remain exercisable until the earlier of either 90 days following such offering or immediately prior to the occurrence of a liquidity event (as defined in our existing shareholders agreement).

If we terminate any named executive officer’s employment for cause, both the unvested and vested portions of the stock option will terminate on the same date their employment is terminated.

Scot Melland

If Mr. Melland’s employment is terminated by us without cause prior to a change of control, he will be entitled to a lump sum severance payment of one times the sum of his then current annual salary plus his then current target bonus, and accelerated vesting of 25% of his then unvested stock options.

If Mr. Melland’s employment is terminated following a change of control, either by us without cause or by him for good reason, he will be entitled to a lump sum severance payment of 117 percent of his then current annual salary plus his then current target bonus, and all of his outstanding stock options will immediately become vested and exercisable.

Mr. Melland will be entitled to an additional lump sum payment equal to 50 percent of his then current annual salary if, within 60 days after any termination, he enters into a written separation agreement containing a covenant not to engage in any business that competes with us, solicit our employees, or disparage us for a period of 18 months following such termination. Mr. Melland will also be entitled to this lump sum payment if we do not negotiate such a separation agreement with him within 60 days following his termination.

In accordance with the terms of the Nonqualified Stock Option Agreements entered into by Mr. Melland, the stock options granted to him will immediately become fully vested and exercisable on the date of any change of control and will remain exercisable until expiration of the relevant option periods.

Michael Durney

If Mr. Durney’s employment is terminated by us without cause prior to a change of control, we will provide him with a severance payment in an amount equal to his then current annual salary, provided he executes and delivers a release form prepared by us. In the event of such termination, all of Mr. Durney’s outstanding options will immediately become vested.

If Mr. Durney’s employment is terminated either by us without cause or by him for good reason within 12 months following a change of control, he will be entitled to a lump sum severance payment of one times the sum of his then current annual salary plus his then current target bonus (or, if higher, the amount of bonus attributable to a calendar year’s service paid to the executive immediately prior to the change of control), and all outstanding stock options will immediately become vested and exercisable.

Thomas Silver

If Mr. Silver’s employment is terminated by us without cause prior to a change of control, he will be entitled to a lump sum severance payment of one times his then current annual base salary.

If Mr. Silver’s employment is terminated either by us without cause or by him for good reason following a change of control, he will be entitled to a lump sum severance payment of one times the sum of his then current annual salary plus his then current target bonus, and all outstanding stock options will immediately become vested.

Brian Campbell

If Mr. Campbell’s employment is terminated by us without cause before a change of control, he will be entitled to a lump sum severance payment of 75 percent of his then current annual salary. If Mr. Campbell’s employment is terminated either by us without cause or by him for good reason within 12 months following a change of control, he will be entitled to receive a lump sum severance payment equal to one times his then current annual salary plus the amount of his most recently paid regular annual bonus, excluding special bonuses (or, if higher, the amount of bonus attributable to a calendar year’s service paid to him immediately prior to the change of control), and all outstanding stock options will immediately become vested and exercisable.

Constance Melrose

If Ms. Melrose’s employment is terminated by us without cause, she will be entitled to a severance payment equal to 50 percent of her then current annual salary.

If Ms. Melrose’s employment is terminated either by us without cause or by her for good reason within 12 months following a change of control, she will be entitled to a lump sum severance payment equal to the sum of 50 percent of her then current annual salary plus 50 percent of her then current target bonus (or, if higher, the amount of bonus attributable to a calendar year’s service paid to her immediately prior to the change of control), and all outstanding stock options will immediately become vested and exercisable.

Termination Payments

The following table sets forth the payments each of our named executive officers would have received if their employment had been terminated by us without cause on December 31, 2006 and there was no change of control.

Name	Benefit	Amount Payable for Termination Without Cause
Scot W. Melland	Cash Severance	$673,750
	Medical and Dental Benefits	12,143
	*Option Acceleration Value	2,285,366
	Entry into a Separation Agreement with us	192,500

Michael P. Durney	Cash Severance	293,000
	Medical and Dental Benefits	12,143
	*Option Acceleration Value	3,110,521

Thomas Silver	Cash Severance	276,000
	Medical and Dental Benefits	12,143

Brian Campbell	Cash Severance	188,400
	Medical and Dental Benefits	12,143

Constance Melrose	Cash Severance	104,000
	Medical and Dental Benefits	8,096

*	Option acceleration values reflect the cash-out value of the non-vested options equal to their spread (fair value of the underlying stock less the exercise price) at the assumed payment date, which is December 31, 2006.

Change of Control Termination

The following table sets forth the payments each of our named executive officers would have received if, following a change of control, their employment had been terminated by us without cause, or by them for good reason on December 31, 2006.

Name	Benefit	Amount Payable for Termination Without Cause or for Good Reason
Scot W. Melland	Cash Severance	$976,057
	Medical and Dental Benefits	12,143
	*Option Acceleration Value	9,141,464
	Entry into a Separation Agreement with us	192,500

Michael P. Durney	Cash Severance	560,000
	Medical and Dental Benefits	12,143
	*Option Acceleration Value	3,110,521

Thomas Silver	Cash Severance	488,077
	Medical and Dental Benefits	12,143
	*Option Acceleration Value	3,110,521

Brian Campbell	Cash Severance	385,200
	Medical and Dental Benefits	12,143
	*Option Acceleration Value	662,213

Constance Melrose	Cash Severance	160,800
	Medical and Dental Benefits	8,096
	*Option Acceleration Value	453,313

*	Option acceleration values reflect the cash-out value of the non-vested options equal to their spread (fair value of the underlying stock less the exercise price) at the assumed payment date, which is December 31, 2006.

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)		Total ($)
Scot W. Melland	$—	$—		$—
Peter Ezersky	—	—		—
David S. Gordon	800	—		800
David C. Hodgson	—	—		—
Christopher G. Lanning (3)	—	—		—
Anton J. Levy	—	—		—
Jeffrey S. Nordhaus	—	—		—
Steven Rattner (4)	—	—		—
James Treacy (5)	6,944	29,529		36,473
William Wyman	800	3,863	(6)	4,663

(1)	During 2006, Mr. Gordon, Mr. Treacy and Mr. Wyman each receive a flat fee of $10,000 per annum for serving on our Board of Directors.
(2)	Represents the compensation cost of stock options recognized for financial statement reporting purposes with respect to the last fiscal year in accordance with FAS123R. See note 2 to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock and Stock–Based Compensation” for the assumptions made in determining these values.

(3)	Mr. Lanning resigned as a director of our company effective as of March 28, 2007.
(4)	Mr. Rattner resigned as a director of our company effective as of March 30, 2007.
(5)	The FAS 123R grant date fair value was $115,324. As of December 31, 2006, this grant constituted an option to purchase 117,094 shares of our common stock. These options were awarded pursuant to the Nonqualified Stock Option Agreement entered into by Mr. Treacy on May 2, 2006 under our 2005 Omnibus Stock Plan. Under this agreement, 25% of the total options granted are exercisable on the first anniversary of the vesting commencement date, May 2, 2006, and in installments of 6.25% quarterly after that. Upon the occurrence of a change of control, the entire option will immediately become fully vested and exercisable as of the date of such change of control. At December 31, 2006, Mr. Treacy held no other Company options. If Mr. Treacy’s service as a board member is terminated due to his death or disability or for any other reason except by us for cause the unvested portion of his stock option will expire on the date he is terminated. The vested portion will remain exercisable until the earlier of either the expiration of the option period, May 2, 2016, or 12 months after such termination in the case of termination due to death or disability, or 90 days after such termination in the case of any other termination other than by us for cause. If Mr. Treacy is terminated for cause, both the vested and unvested portions of the option will immediately terminate.

Mr. Treacy resigned as a director of our company effective as of March 28, 2007. We accelerated the vesting of a portion of his options so that options to purchase 58,547 shares of common stock immediately became fully vested and exercisable and the remaining 58,547 options expired. Mr. Treacy has until December 31, 2007 to exercise the vested options.

(6)	The FAS 123R grant date fair value was $185,445. As of December 31, 2006, this grant constituted an option to purchase 117,094 shares of our common stock. At December 31, 2006, Mr. Wyman held no other Company options. Mr. Wyman’s option awards have the same terms as Mr. Treacy’s awards described in the first paragraph of footnote 5 above.

Compensation Committee lnterlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or Compensation Committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Incentive Plans

Cash Incentive Plan

We adopted a Cash Incentive Plan for certain of our executives effective on June 5, 2007. The purpose of the Cash Incentive Plan is to promote the success of the Company by (i) compensating and rewarding participating executives with cash bonuses for the achievement of performance targets with respect to a specified performance period and (ii) motivating such executives by giving them opportunities to receive bonuses directly related to such performance. The Cash Incentive Plan is generally intended to provide bonuses that qualify as performance-based compensation within the meaning of Section 162(m) of the Code.

Section 162(m) of the Code generally provides that we may not take a federal income tax deduction for compensation in excess of $1,000,000 paid to certain executive officers in any one year. Certain performance-based compensation is exempt from this limit. Specifically, Section 162(m) of the Code does not preclude us from taking a federal income tax deduction for certain qualifying performance-based compensation paid to an executive officer in a year even if that compensation exceeds $1,000,000. The Cash Incentive Plan is structured to satisfy the requirements for performance-based compensation within the meaning of Section 162(m) of the Code and related IRS regulations. Section 162(m) requires that certain material terms of the Cash Incentive Plan, including the performance criteria of the Company and maximum amounts payable, be approved by our stockholders.

Administration. The Cash Incentive Plan will be administered by a committee (which may be the board of directors of our Compensation Committee or a subcommittee of our Compensation Committee). The committee will have all the authority that may be necessary or helpful to enable it to discharge its responsibilities with respect to the Cash Incentive Plan, including authority to determine eligibility for participation, establish the maximum award that may be earned by each participant, which may be expressed in terms of dollar amount, percentage of salary or any other measurement, establish goals for each participant, establish the applicable performance period, calculate and determine each participant’s level of attainment of these goals and calculate an award for each participant based upon such level of attainment. Except as otherwise specifically stated in the Cash Incentive Plan, the committee will have full power and authority to construe, interpret and administer the Cash Incentive Plan.

Eligibility. The Cash Incentive Plan provides that the committee will designate the officers and other key executives who will be eligible for awards for the “performance period” during which performance is measured. A performance period is any period of at least 12 months as determined by our compensation committee.

Bonus Awards and Performance Goals. For each performance period, the committee will establish a maximum award (and, if our compensation committee so determines, a target and/or threshold award) and goals for each participant (“performance goals”). Performance goals may relate to our performance, the performance of one or more of our subsidiaries, divisions or departments and/or performance specific to the participant’s function. The committee will communicate these performance goals to each participant prior to or during the applicable performance period. Participants will earn awards only upon the attainment of the applicable performance goals during the applicable performance period as and to the extent established by the committee.

The performance goals for participants will be based on attainment of specific levels of our performance and/or the performance of our subsidiaries, divisions or departments and/or functional performance, as applicable, with reference to one or more of the following performance criteria:

•	net earnings or net income (before or after taxes);

•	basic or diluted earnings per share (before or after taxes);

•	revenue;

•	gross profit or gross profit growth;

•	net operating profit (before or after taxes);

•	return measures (including, but not limited to, return on assets, capital, invested capital, equity or sales);

•	cash flow (including, but not limited to, operating cash flow, free cash flow and cash flow return on capital);

•	earnings before or after taxes, interest, depreciation and amortization;

•	gross or operating margins;

•	productivity ratios;

•	share price (including, but not limited to, growth measures and total stockholder return);

•	expense targets;

•	margins;

•	operating efficiency;

•	objective measures of customer satisfaction;

•	working capital targets; and

•	measures of economic value added.

As soon as practicable following the end of the applicable performance period, the committee will certify the attainment of the performance goals and will calculate the award, if any, payable to each participant. Bonus awards will be paid in a lump sum cash payment as soon as practicable following the determination of the applicable amount by the committee. The committee retains the right to reduce any award in its discretion. The maximum amount payable to a participant in respect of an annual bonus award that is intended to qualify for the “performance-based compensation” exception to Section 162(m) of the Code is $3,000,000.

Termination or Amendment of Plan. The committee may amend, suspend or terminate the Cash Incentive Plan at any time, provided that no amendment may be made without the approval of our stockholders if the effect of any amendment would be to cause outstanding or pending awards that are intended to qualify for the “performance-based compensation” exception to Section 162(m) of the Code to cease to qualify for this exception.

2005 Omnibus Stock Plan

We adopted the 2005 Plan effective upon the closing of the 2005 Acquisition. The purpose of the 2005 Plan is to provide incentives to persons or entities in a position to contribute to our long-term success, to increase their interest in our welfare and to aid in attracting, retaining and motivating persons of outstanding ability. As of April 30, 2007, there were nonqualified options outstanding under the 2005 Plan to acquire an aggregate of 8,269,418 shares of our common stock that were granted at an exercise price per share equal to the fair market value of a share on the date of grant. As of April 30, 2007, there were 62,235 shares of our common stock that remain available for grants of options under the 2005 Plan. The 2005 Plan is administered by our board or such other committee as may be appointed by our board with responsibility for the administration of the 2005 Plan. We expect that the Compensation Committee will administer the 2005 Plan following the completion of the offering. The Compensation Committee will have full and final authority to adopt, amend, suspend, waive and rescind such rules and regulations and appoint such agents as it may deem necessary or advisable to administer the 2005 Plan, to correct any defect or supply any omission or reconcile any inconsistency in the 2005 Plan and to construe and interpret the 2005 Plan and any option, grant letter or other instrument under the 2005 Plan and make all other decisions and determinations as may be required under the terms of the 2005 Plan or as it may deem necessary or advisable for the administration of the 2005 Plan.

Unless otherwise determined by the Compensation Committee and set forth in a grant letter, options granted under the 2005 Plan shall terminate on the 10th anniversary of the date of grant, subject to earlier termination in the event of termination of employment. Upon vesting, options granted under the 2005 Plan may be exercised in accordance with their terms. In the event of any reorganization, merger, exchange or issuance of shares of our common stock or other securities or other similar transactions or events involving a change in our capitalization, the Compensation Committee may in its discretion make equitable adjustment in, among other things, the number and kind of shares of our common stock that may be available for option grants, delivered or deliverable in respect of outstanding options and the exercise price. The Compensation Committee may, at any time, alter, amend, suspend, discontinue or terminate the 2005 Plan; provided, however, that except as provided above in connection with certain changes in our capitalization, no such action shall adversely affect the rights of grantees with respect to options previously granted under the 2005 Plan.

2007 Equity Award Plan

We adopted the 2007 Equity Plan effective on April 30, 2007. The purpose of our 2007 Equity Plan is to give us a competitive edge in attracting, retaining and motivating employees, directors and consultants and to provide us with a stock plan providing incentives directly related to increases in our stockholder value.

Administration. A committee (which may be the board of directors, our Compensation Committee, or a subcommittee of our Compensation Committee) will administer our 2007 Equity Plan. The committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under our 2007 Equity Plan and to adopt, alter and repeal rules, guidelines and practices relating to our 2007 Equity Plan.

The committee will have full discretion to administer and interpret the 2007 Equity Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility. Any of our employees, directors, officers or consultants or of our subsidiaries or their respective affiliates will be eligible for awards under our 2007 Equity Plan. The committee has the sole and complete authority to determine who will be granted an award under the 2007 Equity Plan.

Number of Shares Authorized. The 2007 Equity Plan provides for an aggregate of 1,966,626 shares of our common stock to be available for awards (subject to an automatic increase equal to 2% of the outstanding shares of our common stock (on a fully-diluted basis) on each of January 1, 2008, 2009, 2010, 2011 and 2012). No more than 3,277,710 shares of our common stock may be issued in respect of incentive stock options under our 2007 Equity Plan. No participant may be granted awards of options and stock appreciation rights with respect to more than 3,277,710 shares of our common stock in any one year. No more than 3,277,710 shares of our common stock may be granted under our 2007 Equity Plan with respect to performance compensation awards in any one year. If any award is forfeited or if any option terminates, expires or lapses without being exercised, shares of our common stock subject to such award will again be made available for future grant. If there is any change in our corporate capitalization, the committee in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under our 2007 Equity Plan, the number of shares covered by awards then outstanding under our 2007 Equity Plan, the limitations on awards under our 2007 Equity Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

The 2007 Equity Plan has a term of ten years and no further awards may be granted after that date.

Awards Available for Grant. The committee may grant awards of nonqualified stock options, incentive (qualified) stock options, stock appreciation rights, restricted stock awards, restricted stock units, stock bonus awards, performance compensation awards or any combination of the foregoing.

Options. The committee will be authorized to grant options to purchase shares of common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of Code for incentive stock options, or “nonqualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under our 2007 Equity Plan will be subject to the terms and conditions established by the committee. Under the terms of our 2007 Equity Plan, unless the committee determines otherwise, the exercise price of the options will not be less than the fair market value of our common stock at the time of grant. Options granted under the 2007 Equity Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by committee and specified in the applicable award agreement. The maximum term of an option granted under the 2007 Equity Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder). Payment in respect of the exercise of an option may be made in cash or by check, by surrender of unrestricted shares (at their fair market value on the date of exercise) that have been held by the participant for at least six months or have been purchased on the open market, or the committee may, in its discretion and to the extent permitted by law, allow such payment to be made through a broker-assisted cashless exercise mechanism or by such other method as the committee may determine to be appropriate.

Stock Appreciation Rights. The committee will be authorized to award stock appreciation rights (referred to in this prospectus as SARs) under the 2007 Equity Plan. SARs will be subject to the terms and conditions established by the committee. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the 2007 Equity Plan may include SARs and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs. The terms of the SARs shall be subject to terms established by the committee and reflected in the award agreement.

Restricted Stock. The committee will be authorized to award restricted stock under the 2007 Equity Plan. Awards of restricted stock will be subject to the terms and conditions established by the committee. Restricted stock is common stock that generally is non-transferable and is subject to other restrictions determined by the committee for a specified period. Unless the committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the restricted period, then any unvested restricted stock is forfeited.

Restricted Stock Unit Awards. The committee will be authorized to award restricted stock unit awards. Restricted stock unit awards will be subject to the terms and conditions established by the committee. Unless the committee determines otherwise, or specifies otherwise in an award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited. At the election of the committee, the participant will receive a number of shares of common stock equal to the number of units earned or an amount in cash equal to the fair market value of that number of shares at the expiration of the period over which the units are to be earned or at a later date selected by the committee.

Stock Bonus Awards. The committee will be authorized to grant awards of unrestricted shares of our common stock, either alone or in tandem with other awards, under such terms and conditions as the committee may determine.

Performance Compensation Awards. The committee may grant any award under the 2007 Equity Plan in the form of a performance compensation award by conditioning the vesting of the award on the satisfaction of certain performance goals. The committee may establish these performance goals with reference to one or more of the following:

•	net earnings or net income (before or after taxes);

•	basic or diluted earnings per share (before or after taxes);

•	net revenue or net revenue growth;

•	gross profit or gross profit growth;

•	net operating profit (before or after taxes);

•	return measures (including, but not limited to, return on assets, capital, invested capital, equity or sales);

•	cash flow (including, but not limited to, operating cash flow, free cash flow and cash flow return on capital);

•	earnings before or after taxes, interest, depreciation, and amortization;

•	gross or operating margins;

•	productivity ratios;

•	share price (including, but not limited to, growth measures and total stockholder return);

•	expense targets;

•	margins;

•	operating efficiency;

•	objective measures of customer satisfaction;

•	working capital targets; and

•	measures of economic value added.

Transferability. Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution.

Amendment. Our 2007 Equity Plan will have a term of 10 years. Our board of directors may amend, suspend or terminate our 2007 Equity Plan at any time; however, stockholder approval to amend our 2007 Equity Plan may be necessary if the law so requires. No amendment, suspension or termination will impair the rights of any participant or recipient of any award without the consent of the participant or recipient.

Change in Control. In the event of a change in control (as defined in the 2007 Equity Plan), all outstanding options and equity awards (other than performance compensation awards) issued under the 2007 Equity Plan may, in the discretion of the committee, become fully vested and performance compensation awards will vest, as determined by the committee, based on the level of attainment of the specified performance goals. The committee may, in its discretion, cancel outstanding awards and pay the value of such awards to the participants in connection with a change in control.

U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the grant and exercise and vesting of awards under our plans and the disposition of shares acquired pursuant to the exercise of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Options. The Code requires that, for treatment of an option as a qualified option, shares of our common stock acquired through the exercise of a qualified option cannot be disposed of before the later of (i) two years from the date of grant of the option, or (ii) one year from the date of exercise. Holders of qualified options will generally incur no federal income tax liability at the time of grant or upon exercise of those options. However, the spread at exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the qualified option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of a qualified option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the shares on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an otherwise qualified option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the qualified option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes. No income will be realized by a participant upon grant of a non-qualified stock option. Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock. A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Securities Exchange Act of 1934 (the “Exchange Act”)). We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock Units. A participant will not be subject to tax upon the grant of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) he actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

SARs. No income will be realized by a participant upon grant of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Stock Bonus Awards. A participant will have taxable compensation equal to the difference between the fair market value of the shares on the date the award is made over the amount the participant paid for such shares, if any. We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Section 162(m). In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to its chief executive officer and the four other officers whose compensation is required by the Exchange Act to be disclosed in its proxy statement, subject to certain exceptions. The 2007 Equity Plan is intended to satisfy either an exception or applicable transitional rule requirements with respect to grants of options to covered employees. In addition, the 2007 Equity Plan is designed to permit certain awards of restricted stock, restricted stock units and other awards to be awarded as performance compensation awards intended to qualify under either the “performance-based compensation” exception to Section 162(m) of the Code or applicable transitional rule requirements.

PRINCIPAL AND SELLING STOCKHOLDERS

The table below sets forth, as of May 31, 2007, information with respect to the beneficial ownership of our common stock by:

•	each of our directors and each of the executive officers named in the Summary Compensation Table under “Executive Compensation,”

•	each of the selling stockholders,

•	each person who is known to be the beneficial owner of more than 5% of any class or series of our capital stock, and

•	all of our directors and executive officers as a group.

The amounts and percentages of common stock beneficially owned are reported on the basis of the regulations of the Commission governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

	Shares of Common Stock Beneficially Owned Before This Offering(1)(2)		Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After This Offering(3)
Name and Address of Beneficial Owners and Selling Stockholders	Number of Shares	Percentage of Class		Number of Shares	Percentage of Class
5% Stockholders
General Atlantic Partners 79, L.P.(4)	17,890,108.1	32.4%	3,345,111.0	14,544,997.1	23.5%
GapStar, LLC(4)	477,999.4	*	89,377.0	388,622.4	*
GAP-W, Holdings, L.P.(4)	5,332,348.7	9.6%	997,048.0	4,335,300.7	7.0%
GAP Coinvestments III, LLC(4)	1,367,199.6	2.5%	209,217.0	1,157,982.6	1.9%
GAP Coinvestments IV, LLC(4)	328,826.2	*	61,484.0	267,342.2	*
GAPCO GmbH & Co. KG(4)	39,717.9	*	7,426.0	32,291.9	*
Quadrangle Capital Partners II LP(5)	22,598,055.9	40.9%	4,174,792.0	18,423,263.9	29.7%
Quadrangle Select Partners II LP(5)	561,129.7	1.0%	103,664.0	457,465.7	*
Quadrangle Capital Partners II-A LP(5)	2,334,114.5	4.2%	431,207.0	1,902,907.5	3.1%

Directors and Executive Officers
Scot W. Melland(6)(7)	1,583,390.0	2.9%	—	1,583,349.0	2.9%
Michael P. Durney(6)(8)	621,053.0	1.1%	—	621,053.0	1.1%
Thomas Silver(6)(9)	505,803.0	*	—	505,803.0	*
Constance Melrose(6)(10)	75,055.0	*	—	75,055.0	*
Brian Campbell(6)(11)	115,825.0	*	—	115,825.0	*
John W. Barter(6)	—	—	—	—	—
Peter Ezersky(12)	25,493,300.0	46.1%	4,709,663.0	20,783,637.0	33.5%
David Gordon(6)	255,855.0	*	—	—	*
David C. Hodgson(4)(13)	25,459,700.0	46.1%	4,709,663.0	20,750,037.0	33.5%
Anton J. Levy(4)(13)	25,436,200.0	46.0%	4,709,663.0	20,726,537.0	33.5%
Jeffrey S. Nordhaus(12)	25,493,300.0	46.1%	4,709,663.0	20,783,637.0	33.5%
William Wyman(6)	—	—	—	—	—
All current directors and executive officers as a group (14 persons)(14)	54,760,105.0	99.1%	9,419,326.0	45,340,779.0	73.2%

	Shares of Common Stock Beneficially Owned Before This Offering(1)(2)		Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After This Offering(3)
Name and Address of Beneficial Owners and Selling Stockholders	Number of Shares	Percentage of Class		Number of Shares	Percentage of Class
Other Selling Stockholders
Kent Thompson(15).	103,725.0	*	—	103,725.0	*
Christopher Ian Montague Jones(16)(17)	17,979.0	*	8,989.0	8,990.0	*
Frank Nominees Limited(16)(18)	30,426.0	*	30,426.0	—	—
Rupert Pennant-Rea(16)	64,079.0	*	32,039.0	32,040.0	*
Sir Richard Storey(16)	425,964.0	*	425,964.0	—	—
Rudd Family Trust(16)(19)	170,109.0	*	56,703.0	113,406	*
Matthew William Wright(16)(17)	66,384.0	*	26,553.0	39,831.0	*

*	Less than 1%
(1)	Includes for each of the following persons the number of shares of common stock into which the Series A convertible preferred stock as set forth next to their name in the table below may be converted. The Series A convertible preferred stock is convertible, at any time, into an equal number of shares of common stock and will be converted into common stock prior to the consummation of this offering.

Name and Address of Beneficial Owners and Selling Shareholders	Number of Shares
5% Stockholders
General Atlantic Partners 79, L.P.	17,857,757
GapStar, LLC	477,135
GAP-W Holdings, L.P.	5,322,706
GAP Coinvestments III, LLC	1,364,624
GAP Coinvestments IV, LLC	328,232
GAPCO GmbH & Co. KG	39,646
Quadrangle Capital Partners II LP	22,557,191
Quadrangle Select Partners II LP	560,115
Quadrangle Capital Partners II-A LP	2,329,894

Directors and Executive Officers
Scot W. Melland	299,650
Michael P. Durney	184,400
Thomas Silver	69,150
Constance Melrose	11,525
Brian Campbell	23,050
Peter Ezersky	25,447,200
David Gordon	255,855
David C. Hodgson	25,413,600
Anton J. Levy	25,390,100
Jeffrey S. Nordhaus	25,447,200
All current directors and executive officers as a group (14 persons)	52,358,589

Other Selling Stockholders
Kent Thompson	23,050
Christopher Ian Montague Jones	17,979
Frank Nominees Limited	30,426
Rupert Pennant-Rea	64,079
Sir Richard Storey	425,964
Rudd Family Trust	170,109
Matthew William Wright	66,384

(2)	Gives effect to the Conversion and the Stock Split.
(3)	Gives effect to the Conversion and the Stock Split and assumes no exercise of the underwriters’ option to purchase additional shares to cover over-allotments. The underwriters have an option to purchase up to an additional 2,505,000 shares.

(4)	General Atlantic is the general partner of General Atlantic Partners 79, L.P. (“GAP 79”). General Atlantic is also the sole member of GapStar, LLC (“GapStar”), the manager of GAP-W, LLC (“GAP-W”), and the general partner of GAP-W Holdings, L.P (“GAP-W LP”). The 5,332,348.7 shares listed as beneficially owned by GAP-W LP are currently owned by GAP-W and will be transferred to GAP-W LP by GAP-W prior to the effectiveness of the registration statement of which this prospectus forms a part. GAP-W LP will be a selling stockholder in this offering. Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, GAP Coinvestments III, LLC (“GAPCO III”) will transfer 33,600 shares to Steven A. Denning, a managing director of General Atlantic, and 23,500 shares to David C. Hodgson, a managing director of General Atlantic and a member of our board of directors. The amount of shares indicated as beneficially owned by GAPCO III does not include these shares. The managing members of GAPCO III and GAP Coinvestments IV, LLC (“GAPCO IV) are Managing Directors of General Atlantic. GAPCO Management GmbH (“GmbH Management”) is the general partner of GAPCO GmbH & Co. KG (“KG”). The Managing Directors of General Atlantic make voting and investment decisions with respect to the securities held by KG and GmbH Management. There are twenty-three Managing Directors of General Atlantic. General Atlantic, GAP 79, GAPCO III, GAPCO IV, GapStar, KG, GAP-W, LP and GmbH Management are a “group” within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended, and may be deemed to own beneficially an aggregate of 25,447,200 shares of Series A convertible preferred stock, which represents 46.1% of the outstanding shares of Series A convertible preferred stock and 46.1% of the Company’s issued and outstanding shares of common stock (after giving effect to the Conversion and Stock Split). David C. Hodgson is a Managing Director of General Atlantic and GmbH Management and a Managing Member of GAPCO III and GAPCO IV. Mr. Hodgson disclaims beneficial ownership of such shares beneficially owned by them except to the extent of his pecuniary interest therein. Anton L. Levy is a Managing Director of General Atlantic and a Managing Member of GAPCO III and GAPCO IV. Mr. Levy disclaims beneficial ownership of such shares beneficially owned by them except to the extent of his pecuniary interest therein. In addition, the other Managing Directors of General Atlantic are H. Raymond Bingham, Steven A. Denning, Peter L. Bloom, Mark F. Dzialga, Klaus Esser, Vince Feng, William E. Ford, William O. Grabe, Abhay Havaldar, Rene M. Kern, Jonathan Korngold, Christopher G. Lanning, Marc F. McMorris, Thomas J. Murphy, Matthew Nimetz, Andrew C. Pearson, David A. Rosenstein, Franchon M. Smithson, Tom C. Tinsley, Philip P. Trahanas, and Florian P. Wendelstadt. Each of these individuals disclaims ownership of such shares owned by General Atlantic except to the extent he or she has a pecuniary interest therein. Other than their interest in General Atlantic, these individuals are not affiliated with us, our management or any of the named underwriters for this offering. The mailing address for General Atlantic and the General Atlantic Stockholders (other than KG and GmbH Management) is c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, CT 06830. The mailing address of KG and GmbH Management is c/o General Atlantic GmbH, Koenigsallee 63, 40212 Düsseldorf, Germany. If the underwriters exercise their over-allotment option, the maximum number of shares that would be sold by GAP 79, GapStar, GAP-W LP, GAPCO III, GAPCO IV and GmbH Management would be 4,019,394, 107,393, 1,198,026, 262,899, 73,877 and 8,923 shares, respectively, and GAP 79, GapStar, Gap-W, GAPCO III, GAPCO IV and GmbH would beneficially own 13,870,714.1, 370,606.4, 4,134,322.7, 1,104,300.6, 254,949.2 and 30,794.9 shares, respectively.
(5)

QCP GP Investors II LLC is the general partner of Quadrangle GP Investors II LP, which is the general partner of each of the Quadrangle Stockholders. QCP GP Investors II LLC disclaims beneficial ownership of the shares of Series A convertible preferred stock that may be deemed beneficially owned by the Quadrangle Stockholders or any of their affiliates. The Managing Members of QCP GP Investors II LLC make voting and investment decisions with respect to the securities held by the Quadrangle Stockholders. There are six Managing Members of QCP GP Investors II LLC. Peter Ezersky is a Managing Member of QCP GP Investors II LLC. Mr. Ezersky disclaims beneficial ownership of such shares that may be deemed beneficially owned by QCP GP Investors II LLC. Jeffery S. Nordhaus is a Managing Member of QCP GP Investors II LLC. Mr. Nordhaus disclaims beneficial ownership of such shares that may be deemed beneficially owned by QCP GP Investors II LLC. In addition, the other Managing Members of QCP GP Investors II LLC are Gordon Holmes, Michael Huber, Steven Rattner and Joshua Steiner. Each of these individuals disclaims ownership of such shares that may be deemed beneficially owned by QCP GP Investors II LLC. Other than their interest in QCP GP Investors II LLC, these individuals are not affiliated with us, our management or any of the named underwriters for this offering.The mailing address for the Quadrangle Stockholders is c/o Quadrangle Group LLC, 375 Park Avenue, New York, NY 10152. If the underwriters exercise their over-allotment option, the maximum number of shares that would be sold by Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP would be 5,026,519, 124,813 and 519,180 shares, respectively, and Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP would beneficially own 17,571,536.9, 436,316.7 and 1,814,934.5 shares, respectively.

(6)	Such person’s business address is c/o Dice Holdings, Inc., 3 Park Avenue, New York, NY 10016.
(7)	This amount includes options to purchase 1,283,740 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days. If the underwriters exercise their over-allotment option, the maximum number of shares that would be sold by such person would be 276,600 and such person would beneficially own 1,306,790 shares.
(8)	This amount includes options to purchase 436,653 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days. If the underwriters exercise their over-allotment option, the maximum number of shares that would be sold by such person would be 126,775 and such person would beneficially own 494,278 shares.
(9)	This amount includes options to purchase 436,653 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days. If the underwriters exercise their over-allotment option, the maximum number of shares that would be sold by such person would be 117,094 and such person would beneficially own 388,704 shares.
(10)	This amount includes options to purchase 63,530 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days. If the underwriters exercise their over-allotment option, the maximum number of shares that would be sold by such person would be 16,826 and such person would beneficially own 58,229 shares.
(11)	This amount includes options to purchase 92,775 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days. If the underwriters exercise their over-allotment option, the maximum number of shares that would be sold by such person would be 23,050 and such person would beneficially own 92,775 shares.
(12)	Such person is a Managing Member of QCP GP Investors II LLC, which is the general partner of Quadrangle GP Investors II LP. Quadrangle GP Investors II LP is the general partner of Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP, and such person may therefore be deemed to share beneficial ownership of the 22,598,055.9 shares owned by Quadrangle Capital Partners II LP, the 561,129.7 shares owned by Quadrangle Select Partners II LP and the 2,334,114.5 shares owned by Quadrangle Capital Partners II-A LP. Such person expressly disclaims beneficial ownership of the shares owned by Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP, and Quadrangle Capital Partners II-A LP. Shares offered in the offering include 4,174,792 shares owned by Quadrangle Capital Partners II LP, 103,664 shares owned by Quadrangle Select Partners II LP and 431,207 shares owned by Quadrangle Capital Partners II-A LP. Amounts shown in beneficial ownership amounts after the offering include 18,423,263.9 shares owned by Quadrangle Capital Partners II LP, 457,465.7 shares owned by Quadrangle Select Partners II LP and 1,902,907.5 shares owned by Quadrangle Capital Partners II-A LP after giving effect to the offering. Such person’s business address is c/o Quadrangle Group LLC, 375 Park Avenue, New York, NY 10152.
(13)	Such person’s business address is c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, CT.
(14)	This amount includes (a) options to purchase 2,519,124 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days, (b) 25,436,200 shares owned by the General Atlantic Stockholders, which may be deemed to be beneficially owned by Messrs. Hodgson and Levy and (c) 25,493,300 shares owned by the Quadrangle Stockholders, which may be deemed to be beneficially owned by Messrs. Ezersky and Nordhaus. See also footnotes (4), (5) and (12) above.

(15)	Such person is an officer of our company. This amount includes options to purchase 80,675 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days. If the underwriters exercise their over-allotment option, the maximum number of shares that would be sold by such person would be 22,957 and such person would beneficially own 80,768 shares.
(16)	Such person will not sell shares in connection with the underwriters over-allotment option.
(17)	Such person is a former director of eFinancialGroup.
(18)	Michael Magney, as investment manager of Frank Nominees Limited, exercises sole voting and dispositive powers with respect to the shares to be offered by such stockholder.
(19)	Andrew Rudd and Virginia Rudd, as settlors and trustees of the Rudd Family Trust, exercise shared voting and dispositive powers with respect to the shares to be offered by such stockholder.

Relationship with Selling Stockholders

All of the shares offered by the General Atlantic Stockholders and the Quadrangle Stockholders were issued in connection with the 2005 Acquisition. All of the shares offered by the eFG Stockholders were issued in connection with the eFinancialGroup Acquisition. All of the selling stockholders who are Management Stockholders and certain of the selling stockholders who are eFG Stockholders (Messrs. Benson and Gordon) are either directors, executive officers and/or employees of ours. We are currently a party to a shareholders agreement with the Principal Stockholders, the Management Stockholders and the eFG Stockholders pursuant to which we have granted registration rights to these stockholders. In connection with this offering, our existing shareholders agreement will be amended so that it will be an agreement solely between us and the eFG Stockholders and we will also enter into a new shareholder agreement with the Principal Stockholders and the Management Stockholders. Under the Shareholders Agreements, we are required to pay all registration expenses incurred by the selling stockholders in connection with this offering, except that we are only required to pay the legal fees of one counsel for all selling stockholders and we are not required to pay the underwriting discount and commission related to shares sold by the selling stockholders. We have also agreed to indemnify the selling stockholders. For additional information with respect to our Principal Stockholders, the Management Stockholders and the eFG Stockholders, and their relationship with us and our Shareholders Agreements, see “Certain Relationships and Related Transactions.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Conversion and Stock Split

Prior to this offering, we had one class of common stock and one class of preferred stock, our common stock and our Series A convertible preferred stock. In accordance with the terms of the certificate of designation for our Series A convertible preferred stock, the holders of 66 2/3% of all outstanding Series A convertible preferred stock have the right at any time to require all the outstanding shares of Series A convertible preferred stock to be converted into an equal number of shares of our common stock. In addition, any holder of Series A convertible preferred stock may at any time convert its shares of Series A convertible preferred stock into an equal number of shares of our common stock. We expect that prior to the consummation of this offering, the Principal Stockholders, who together own more than 66 2/3% of the outstanding Series A convertible preferred stock, will require that all of the outstanding shares of Series A convertible preferred stock be converted into our common stock and, as a result, after this offering, we will only have common stock outstanding. In addition, on June 18, 2007, we increased our total authorized number of shares of capital stock and effected a 461 to 1 stock split.

After the Conversion, the Stock Split and the consummation of this offering, we will have 61,960,992 shares of common stock outstanding (approximately 62,025,762 if the underwriters exercise their over-allotment option in full, as a result of the exercise of stock options by certain selling stockholders), and 8,227,467 shares of common stock (or 8,162,697 shares if the underwriters exercise their over-allotment option in full) issuable upon the exercise of options to purchase shares of common stock.

Dividend

On October 27, 2006, we paid a cash dividend of approximately $11.2 million in the aggregate, or $0.22 per share, to holders of our Series A convertible preferred stock. On March 23, 2007, we paid a dividend of approximately $107.9 million in the aggregate, or $1.95 per share, to holders of our common stock and Series A convertible preferred stock and made a payment of $4.6 million in the aggregate, or $1.95 per vested option, to holders of vested stock options in lieu of a dividend.

Dividend and Offering Proceeds

The following table sets forth the cash proceeds received by the Principal Stockholders and each of our executive officers and directors in connection with the 2006 Dividend and the 2007 Dividend, and the expected cash proceeds each will receive from this offering:

	2006 Dividend	2007 Dividend	Offering Proceeds(1)(2)	Total
Principal Stockholders
General Atlantic Stockholders	$5,520,000	$49,775,973	$52,559,839	$107,855,812
Quadrangle Stockholders	$5,520,000	$49,775,973	$52,559,839	$107,855,812

Executive Officers
Scot W. Melland	$65,000	$2,732,728	$—	$2,797,728
Michael P. Durney	$40,000	$1,090,031	$—	$1,130,031
Thomas Silver	$15,000	$865,004	$—	$880,004
Brian Campbell	$5,000	$199,824	$—	$204,824
Constance Melrose	$2,500	$128,715	$—	$131,215
John Benson	$—	$1,203,933	$—	$1,203,933
Paul Melde	$2,500	$117,014	$—	$119,514

	2006 Dividend	2007 Dividend	Offering Proceeds	Total

Directors
John W. Barter	$—	$—	$—	$—
Peter Ezersky	$—	$—	$—	$—
David S. Gordon	$—	$499,561	$—	$499,561
David Hodgson	$—	$—	$—	$—
Anton J. Levy	$—	$—	$—	$—
Jeffrey S. Nordhaus	$—	$—	$—	$—
William Wyman	$—	$—	$—	$—

(1)	Based on an assumed public offering price of $12.00 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriting discount and commission but before the estimated expenses of the offering.
(2)	Assumes no exercise of the underwriters’ option to purchase additional shares to cover over-allotments. If the underwriters exercise their over-allotment option the expected aggregate cash proceeds of the offering (less the underwriting discount and commission but before estimated expenses) received by each of our Principal Stockholders, directors and executive officers would be as follows: the General Atlantic Stockholders would receive $63,282,914, the Quadrangle Stockholders would receive $63,282,914, Mr. Melland would receive $3,086,856, Mr. Durney would receive $1,414,809, Mr. Silver would receive $1,306,769 , Mr. Campbell would receive $257,238 and Ms. Melrose would receive $187,778.

Shareholders Agreements

We, the Principal Stockholders, the Management Stockholders and the eFG Stockholders are currently parties to an amended and restated shareholder agreement dated as of October 31, 2006. The existing shareholder agreement contains certain rights and restrictions with respect to the transfer of shares of our capital stock and contains provisions related to registration rights.

In connection with this offering, we will amend our existing shareholder agreement so that it will be an agreement solely between us and the eFG Stockholders (the eFG Shareholder Agreement) and the Principal Stockholders and Management Stockholders will enter into a new shareholder agreement with us (the Institutional Shareholder Agreement).

eFG Shareholder Agreement

The eFG Shareholder Agreement will contain certain restrictions on the ability of the eFG Stockholders to transfer shares of our common stock and will also have provisions related to registration rights that will be granted to the eFG Stockholders.

Restrictions on Transfer

Under the eFG Shareholder Agreement, except with respect to certain permitted transferees, the eFG Stockholders may not transfer any shares of our capital stock prior to six months after the effectiveness of the registration statement of which this prospectus forms a part, except to extent that an eFG Stockholder sells shares in this offering. From six months after the effective date of the registration statement until one year after the effective date of the registration statement, an eFG Stockholder may not transfer more than 25% of its common stock (excluding shares sold in this offering), and an eFG Stockholder may not transfer more than 50% of its common stock prior to 18 months after the effective date of the registration statement (excluding shares sold in this offering). From the period beginning 18 months after the effective date of the registration statement until two years after the effective date of the registration statement, an eFG Stockholder may not transfer more than 75% of its common stock (excluding shares sold in this offering). An eFG Stockholder may transfer all of its shares of our common stock following the two year anniversary of the effective date of the registration statement.

Additionally, the eFG Stockholders have agreed not sell any shares during the period beginning 14 days prior to the effective date of a registration statement filed in connection with the exercise of demand or piggyback registration rights by any stockholder until the later of (1) 180 days after the consummation of our initial public offering or 90 days after any other offering and (2) the expiration of the underwriters lock-up period for the applicable offering (or such shorter period as we may determine).

Registration Rights

Under the eFG Shareholder Agreement, the eFG Stockholders will be granted piggyback registration rights with respect to any registration request made by the Principal Stockholders and any registration initiated by us, subject to certain exceptions. Under the eFG Shareholder Agreement, we have agreed to indemnify the eFG Stockholders.

Institutional Shareholder Agreement

The Institutional Shareholder Agreement will contain restrictions on the ability of the Principal Stockholders and Management Stockholders to transfer shares of our common stock and provisions related to registration rights that will be granted to such stockholders.

In addition, the Institutional Shareholder Agreement will contain provisions related to the composition of our board of directors and the committees of our board of directors and our corporate governance, which are more fully discussed under “Management—Corporate Governance” and “Management—Board Structure.” If both Principal Stockholders hold less than 5% of our common stock, these provisions terminate.

Restrictions on Transfer

Under the Institutional Shareholder Agreement, neither of the Principal Stockholders may sell or transfer shares of our capital stock (except for transfers to certain permitted transferees or certain block sale transfers) without the consent of the other Principal Stockholder. Additionally, in accordance with the terms of the Institutional Shareholder Agreement, each Management Stockholder may only transfer (1) up to 15% of its holdings during the first twelve month period following the consummation of this offering (including the sale of up to 10% of its holdings in this offering) and (2) up to 15% of its holdings during the second twelve month period following this offering (which amount is to be determined at the beginning of such period), except that if the Principal Stockholders sell in excess of 15% of their pre-offering holdings during either twelve month period (including sales in this offering), each Management Stockholder may transfer on a pro rata basis with the Principal Stockholders. A Management Stockholder may transfer all of its holdings upon the earlier of the two year anniversary of the effective date of the registration statement of which this prospectus forms a part or at the time that both Principal Stockholders hold less than 10% of our common stock.

Additionally, the Principal Stockholders and the Management Stockholders have agreed not sell any shares during the period beginning 14 days prior to the effective date of a registration statement filed in connection with the exercise of demand or piggyback registration rights by any stockholder until the earlier of (1) 180 days after the consummation of our initial public offering or 90 days after any other offering and (2) the expiration of the underwriters lock-up period for the applicable offering, provided that the Principal Stockholders and Management Stockholders have agreed that notwithstanding this provision, they will remain subject to the terms of any underwriter lock-up agreement for the applicable offering.

Other Provisions

Under the Institutional Shareholder Agreement, we have agreed that the doctrine of “corporate opportunity” will not apply against our Principal Stockholders in a manner that would prohibit them from investing in competing businesses or doing business with our clients and customers. See “Risk Factors—We are controlled by two groups of principal stockholders whose interest in our business may be different than yours.”

The Institutional Shareholder Agreement will require us to deliver to each stockholder who owns 5% or more of our common stock in the aggregate certain monthly financial statements as soon as practicable after they are available, subject to customary confidentiality provisions. Additionally, except to the extent available on the Commission’s EDGAR system, we will be required to deliver to each stockholder who owns 5% or more of our common stock copies of all financial statements, reports, notices and proxy statements and all regular and periodic reports, and registration statements or prospectuses filed by us with the Commission.

Registration Rights

Under the Institutional Shareholder Agreement, upon the consummation of this offering, each of the Principal Stockholders are entitled to certain demand registration rights (provided that in accordance with the Institutional Shareholder Agreement neither Principal Stockholder may exercise demand registration rights prior to the expiration of the underwriter lock-up period for this offering), including the right to require us to effect a shelf registration if we are eligible to file registration statements on Form S-3.

Under the Shareholders Agreements, in a demand registration, the non-requesting Principal Stockholder, the Management Stockholders and the eFG Stockholders are entitled to piggyback registration rights with respect to any registration request made by a Principal Stockholder, subject to limited exceptions. If the registration requested by a Principal Stockholder is in the form of an underwritten offering, and if the managing underwriter of the offering determines that the number of securities proposed to be offered would have an adverse affect on the offering, the number of shares included in the offering will be determined as follows:

•

first, shares offered by the Principal Stockholders, the Management Stockholders (but only to the extent such shares were not acquired pursuant to the exercise of options) and the eFG Stockholders (pro rata, based on the number of their respective shares requested to be included in such offering);

•	second, shares offered by any other stockholders (pro rata, based on the number of their respective shares requested to be included in such offering); and

•	third, shares offered by us for our own account.

The Shareholders Agreements will also provide that each Principal Stockholder, Management Stockholder and eFG Stockholder is entitled to piggyback registration rights with respect to any registration initiated by us, subject to certain limited exceptions. If we initiate a registration in the form of an underwritten offering, and if the managing underwriter of the offering determines that the number of securities proposed to be offered would have an adverse affect on the offering, then the number of shares included in the offering shall be determined as follows:

•	first, shares offered by us for our own account;

•

second, shares requested to be included by the Principal Stockholders, the Management Stockholders and the eFG Stockholders (pro rata, based on the number of their respective shares requested to be included in such offering);

•	third, shares offered by any other stockholders (pro rata, based on the number of their respective shares requested to be included in such offering).

The selling stockholders are exercising piggyback registration rights in connection with this offering. In any such registration, including this offering, we have agreed to indemnify the participating Principal Stockholders, Management Stockholders and eFG Stockholders.

Block Sales

Under the Institutional Shareholder Agreement, a Principal Stockholder may request to sell common stock in a block sale, provided that the Principal Stockholder gives written notice to us and the other Principal Stockholder. The other Principal Stockholder will then have the right to participate in the block sale on a proportional basis with the requesting Principal Stockholder. Each Principal Stockholder may make up to two block sales in any one year period, and each block sale must recognize proceeds of at least $20 million. These provisions terminate with respect to a Principal Stockholder if it owns less than 10% of our common stock.

Related Party Transactions Policies and Procedures

Upon the consummation of this offering, we will adopt a written Related Person Transaction Policy (the “policy”), which will set forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our Audit Committee. In accordance with the policy, our Audit Committee will have overall responsibility for the implementation and compliance with this policy.

For the purposes of the policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeds $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship which has been reviewed and approved by our Board of Directors or Compensation Committee.

Our policy will require that notice of a proposed related person transaction be provided to our legal department prior to entering into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our Audit Committee for consideration at its next meeting. Under the policy, our Audit Committee may only approve those related person transactions that are in, or not inconsistent with, our best interests. In the event we become aware of a related person transaction that has not been previously reviewed, approved or ratified under our policy and that is ongoing or is completed, the transaction will be submitted to the Audit Committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

Our policy will also provide that the Audit Committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will also make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

DESCRIPTION OF CAPITAL STOCK

Capital Stock

In connection with this offering, we expect to amend our certificate of incorporation so that our authorized capital stock will consist of 240,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. Immediately following the Conversion, we will have 54 holders of record of our common stock and of the authorized shares of our capital stock 55,260,992 shares of common stock will be issued and outstanding and no shares of preferred stock will be outstanding. After the consummation of this offering, we expect to have 61,960,992 shares of common stock (approximately 62,025,762 if the underwriters exercise their over-allotment option in full) and no shares of preferred stock issued and outstanding.

As of March 15, 2007, there were 54 holders of record of our Series A convertible preferred stock and 9 holders of record of our common stock.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Holders of the common stock do not have any preemptive rights or cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of our common stock are entitled to receive dividends when, as, and if declared by our board out of legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of common stock are, and the shares of common stock to be sold in this offering when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that may be issued in the future.

Preferred Stock

After the consummation of this offering, we will be authorized to issue up to 20,000,000 shares of preferred stock. Our board of directors will be authorized, subject to limitations prescribed by Delaware law and our certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors will also be authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our common stock, which could have an adverse impact on the market price of our common stock. We have no current plan to issue any shares of preferred stock following the consummation of this offering.

Directors’ Liability; Indemnification of Directors and Officers

Our certificate of incorporation will provide that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except:

•	for any breach of the duty of loyalty;

•	for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law;

•	for liability under Section 174 of the Delaware General Corporation Law (relating to unlawful dividends, stock repurchases or stock redemptions); or

•	for any transaction from which the director derived any improper personal benefit.

This provision does not limit or eliminate our rights or those of any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under federal securities laws. In addition, our certificate of incorporation and by-laws will provide that we indemnify each director and the officers, employees, and agents determined by our board of directors to the fullest extent provided by the laws of the State of Delaware.

Corporate Opportunity

Our certificate of incorporation also provides that the doctrine of “corporate opportunity” will not apply against our Principal Stockholders in a manner that would prohibit them from investing in competing businesses or doing business with our clients or customers. See “Risk Factors—We are controlled by two groups of principal stockholders whose interest in our business may be different than yours.”

Certain Certificate of Incorporation, By-Law and Statutory Provisions

The provisions of our certificate of incorporation and by-laws and of the Delaware General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares.

Special Meetings of Stockholders

Our certificate of incorporation will provide that special meetings of stockholders may be called only by the chairman or by a majority of the members of our board. Stockholders are not permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that our board request the calling of a special meeting of stockholders.

Stockholder Action; Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our certificate of incorporation will provide that stockholders may not take action by written consent, but may only take action at duly called annual or special meetings, unless the action to be effected by written consent and the taking of such action by written consent have expressly been approved in advance by the board. In addition, our by-laws will establish advance notice procedures for:

•	stockholders to nominate candidates for election as a director; and

•	stockholders to propose topics for consideration at stockholders’ meetings.

Stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our by-laws. To be timely, the notice must be received at our corporate headquarters not less than 90 days nor more than 120 days prior to the first anniversary of the date of the prior year’s annual meeting of stockholders. If the annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year or for the first annual meeting following this offering, notice by the stockholder, to be timely, must be received not earlier than the 120th day prior to the annual meeting and not later than the later of the 90th day prior to the annual meeting or the 10th day following the day on which we notify stockholders of the date of the annual meeting, either by mail or other public disclosure. In the case of a special meeting of stockholders called to elect directors, the stockholder notice must be received not earlier than 120 days prior to the special meeting and not later than the later of the 90th day prior to the special meeting or 10th day following the day on which we notify stockholders of the date of the special meeting, either by mail or other public disclosure. Notwithstanding the above, in the event that the number of directors to be elected to the board at an annual meeting is increased and we do not make any public announcement naming the nominees for the additional directorships at least 100 days before the first anniversary of the preceding year’s annual meeting, a stockholder notice of nomination shall also be considered timely, but only with respect to nominees for the additional directorships, if it is delivered not later than the close of business on the 10th day following the day on which such public announcement is first made. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from nominating candidates for director at an annual or special meeting.

Election and Removal of Directors

In connection with this offering, our board will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. Our stockholders may only remove directors for cause and with the vote of at least 66 2/3% of the total voting power of our issued and outstanding capital stock entitled to vote in the election of directors. Our board of directors may elect a director to fill a vacancy, including vacancies created by the expansion of the board of directors. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of our directors.

Our certificate of incorporation and by-laws will not provide for cumulative voting in the election of directors.

Amendment of the Certificate of Incorporation and By-Laws

Our certificate of incorporation will provide that the affirmative vote of the holders of at least 66 2/3% of the voting power of our issued and outstanding capital stock entitled to vote in the election of directors is required to amend the following provisions of our certificate of incorporation:

•	the provisions relating to our classified board of directors;

•

the provisions relating to the number and election of directors, the appointment of directors upon an increase in the number of directors or vacancy, and the provisions relating to the removal of directors;

•	the provisions requiring a 66 2/3% stockholder vote for the amendment of certain provisions of our certificate of incorporation and for the adoption, amendment or repeal of our by-laws; and

•	the provisions relating to the restrictions on stockholder actions by written consent.

In addition, the board of directors will be permitted to alter our by-laws without obtaining stockholder approval.

Anti-Takeover Provisions of Delaware Law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an interested stockholder (defined generally as a person owning 15% or more of the corporation’s outstanding voting stock) of a Delaware corporation from engaging in a business combination (as defined) for three years following the date that person became an interested stockholder unless various conditions are satisfied.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

New York Stock Exchange Listing

We have been approved to list our common stock on the NYSE under the symbol “DHX.”

SHARES AVAILABLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot make any prediction as to the effect, if any, that sales of common stock or the availability of common stock for sale will have on the market price of our common stock. The market price of our common stock could decline because of the sale of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock. See “Risk Factors—Risks Related to this Offering and Our Common Stock—Substantial future sales of shares of our common stock in the public market could cause our stock price to fall.”

Sale of Restricted Shares

Upon consummation of this offering, we will have 61,960,992 shares of common stock outstanding (approximately 62,025,762 shares if the underwriters exercise their over-allotment option in full, as a result of the exercise of stock options by certain selling stockholders), excluding 8,227,467 shares of common stock underlying outstanding options, assuming the underwriters do not exercise their option to purchase additional shares. Of these shares, the 16,700,000 shares sold in this offering (or 19,205,000 shares if the underwriters exercise their option in full) will be freely tradable without restriction or further restriction under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. After this offering, approximately 45,260,992 of our outstanding shares of common stock (or 42,820,762 shares if the underwriters exercise their over-allotment option in full) will be deemed “restricted securities,” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144, 144(k) or 701 under the Securities Act, and which rules are summarized below, or any other applicable exemption under the Securities Act. Immediately following the consummation of this offering, the holders of approximately 45,260,992 shares of common stock, representing approximately 73% of our outstanding common stock (or 42,820,762 shares, representing approximately 69% of our common stock if the underwriters exercise their over-allotment option in full), will be entitled to dispose of their shares pursuant to the holding period, volume and other restrictions of Rule 144 under the Securities Act, subject to the terms of our Shareholders Agreements and/or the 180-day underwriter “lock-up” period. The underwriters are entitled to waive these lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year, and including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about our company.

Rule 144(k)

Under Rule 144(k) under the Securities Act, any person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned shares for at least two years (including any period of ownership of preceding non-affiliated holders), would be entitled to sell these shares without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements of Rule 144.

Rule 701

Securities issued in reliance on Rule 701 under the Securities Act are also restricted and may be sold by stockholders other than affiliates of ours subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Options/Equity Awards

We intend to file a registration statement under the Securities Act to register 10,298,279 shares of common stock reserved for issuance under our 2005 Stock Plan and our 2007 Equity Plan. After giving effect to the Stock Split, as of May 31, 2007, there were options outstanding under our equity incentive plans to purchase a total of 8,227,467 shares of our common stock (or 8,162,697 shares if the underwriters exercise their over-allotment option in full), of which options to purchase 2,823,371 shares were exercisable immediately. As of May 31, 2007, holders of vested options to purchase 2,519,071 shares of common stock were subject to the lock-up of provisions of the Institutional Shareholder Agreement and the 180-day underwriter lock-up period and holders of options to purchase 304,300 shares of common stock were not subject to any lock-up agreements. Shares issued upon the exercise of stock options after the effective date of the registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates.

Lock-up Agreements

Other than in this offering, the General Atlantic Stockholders, the Quadrangle Stockholders, our officers and directors and certain of our other stockholders (including all of the selling stockholders) have agreed that, for a period of 180 days from the date of this prospectus, subject to certain extensions, they will not, without the prior written consent of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. However, certain transfers are permitted (1) pursuant to a will, other testamentary document or applicable laws of descent, (2) as a bona fide gift or (3) to a family member or trust, provided that, in each case, the transferee agrees to be bound in writing by the terms of the agreement prior to such transfer and no filing shall be required or shall be voluntarily made in connection with such transfer (other than a filing on Form 5 made when required) and such transfer shall not involve a disposition for value (except in the case of transferees that are charitable organizations or trusts that receive securities from the General Atlantic Stockholders or any of their affiliates (the “General Atlantic entities”) or the Quadrangle Stockholders or any of their affiliates (the “Quadrangle entities”), the lock-up agreements applicable to such entities will permit the General Atlantic entities and the Quadrangle entities each to collectively sell up to an aggregate number of shares through Credit Suisse Securities (USA) LLC and/or Morgan Stanley & Co. Incorporated equal to .08% of the shares outstanding immediately prior to the public offering). In addition, certain of the General Atlantic Stockholders and certain of the Quadrangle Stockholders will be permitted to make filings on Form 4 during the lock-up period in connection with transfers to specified partners, members or related persons, provided that they give written notice to the representatives at least three business days prior to such proposed transfers. Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

Immediately following the consummation of this offering, stockholders subject to lock-up agreements will hold 44,750,665 shares of our common stock, representing approximately 72% of our then outstanding shares of common stock, or 42,310,435 shares of our common stock, representing approximately 68% of our then outstanding shares if the underwriters exercise their option to purchase additional shares in full.

We have agreed not to issue, sell or otherwise dispose of any shares of our common stock during the 180-day period following the date of this prospectus, except for issuances pursuant to the exercise of employee stock options outstanding on the date of this offering, issuances of options outstanding under stock incentive plans, the issuance of shares amounting to up to 5% of our outstanding common stock as consideration for acquisitions and certain other exceptions. We may, however, grant options to purchase shares of common stock and issue shares of common stock upon the exercise of outstanding options under our existing equity incentive plans and in certain other circumstances.

Registration Rights

Our Shareholders Agreements grant registration rights to certain of our stockholders. Under certain circumstances certain of these stockholders can require us to file registrations statements that permit them to re-sell their shares. For more information, see “Certain Relationships and Related Transactions—Registration Rights.”

CERTAIN U.S. FEDERAL TAX CONSEQUENCES

The following is a general summary of all material anticipated U.S. federal income tax and estate tax consequences to a U.S. Holder and a Non-U.S. Holder, each as defined below, of the acquisition, ownership, and disposition of shares of our common stock purchased pursuant to this offering. This discussion is based on the Code, Treasury regulations promulgated under the Code, administrative pronouncements or practices, and judicial decisions, all as of the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal tax consequences significantly different from those discussed herein. This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”). No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions discussed herein or that a U.S. court will not sustain such a challenge.

The following discussion does not purport to be a full description of all U.S. federal income tax considerations that may be relevant to any Holder, as defined below, in light of such Holder’s particular circumstances and only addresses Holders who hold common stock as capital assets within the meaning of Section 1221 of the Code. This discussion does not address any U.S. federal alternative minimum tax; U.S. federal estate, gift, or other non-income tax; or any state, local, or non-U.S. tax consequences of the acquisition, ownership, or disposition of our common stock. In addition, this discussion does not address the U.S. federal income tax consequences to beneficial owners of our common stock subject to special rules, including, among others, beneficial owners that (i) are banks, financial institutions, or insurance companies, (ii) are regulated investment companies or real estate investment trusts, (iii) are brokers, dealers, or traders in securities or currencies, (iv) are tax-exempt organizations, (v) are partnerships (including any entity treated as a partnership for U.S. federal income tax purposes) or other pass-through entities, (vi) are “controlled foreign corporations,” (vii) are “passive foreign investment companies,” (viii) are persons subject to the alternative minimum tax, (ix) are U.S. expatriates, (x) purchase or hold our common stock as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments, (xi) acquire our common stock as compensation for services or through the exercise or cancellation of employee stock options or warrants, (xii) have a functional currency other than the U.S. dollar, (xiii) already own our common stock, or (xiv) own directly, indirectly, or constructively 10% or more of the voting power in our company.

As used herein, a “Holder” means a beneficial owner of our common stock, unless such beneficial owner is a partnership or other entity taxable as a partnership for U.S. federal income tax purposes (a “Partnership”) or an owner or partner in a Partnership. If a beneficial owner is a Partnership or an owner or partner in a Partnership, the U.S. federal income tax consequences generally will depend on the activities of such Partnership and the status of such owner or partner. A beneficial owner that is a Partnership or an owner or partner in a Partnership should consult its own tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common stock.

A “U.S. Holder” means a Holder that is (i) an individual citizen or resident of the U.S. for U.S. federal income tax purposes, (ii) a corporation or other entity taxable as a corporation for U.S. federal tax purposes organized in the U.S. or any political subdivision thereof, including any State and the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary jurisdiction of a court within the U.S. and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. As used herein, a “Non-U.S. Holder” means a Holder that is not a U.S. Holder.

This discussion assumes that our common stock has been a “capital asset,” within the meaning of the Code, in the hands of a Holder at all relevant times.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS FOR GENERAL INFORMATION ONLY. A HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE APPLICATION OF U.S. FEDERAL TAX LAWS TO ITS PARTICULAR CIRCUMSTANCES AND ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S., OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For U.S. Holders

Distributions on Common Stock

As discussed under “Dividend Policy,” we do not anticipate making a distribution on common stock in the foreseeable future. If we make a distribution on a U.S. Holder’s common stock, however, the U.S. Holder must include as ordinary income the gross amount of such distribution to the extent that such distribution does not exceed our current and accumulated earnings and profits as determined under U.S. federal income tax principles (a “dividend”). The amount of any distribution of property other than U.S. dollars generally will be such property’s fair market value on the date of distribution. A distribution or any portion thereof in excess of our current and accumulated earnings and profits will be treated, first, as a tax-free return of capital, which will reduce the U.S. Holder’s adjusted tax basis in our common stock, thereby increasing the amount of gain or decreasing the amount of loss that such U.S. Holder will recognize on a subsequent taxable disposition of our common stock, and, second, as capital gain, which will be long-term capital gain if such U.S. Holder’s holding period in our common stock on the date of such distribution exceeds one year. Long-term capital gain and, if certain holding period and other requirements are met, dividend income recognized by a non-corporate U.S. Holder before January 1, 2011 generally will be subject to a maximum rate of U.S. federal income tax of 15%. Dividends received by a corporate U.S. Holder will be eligible for the dividends-received deduction.

Sale or Other Taxable Disposition of Common Stock

A U.S. Holder generally will recognize capital gain or loss on the sale, exchange, or other taxable disposition of our common stock in an amount equal to the difference between (a) the amount of U.S. dollars and the fair market value of any other property received and (b) the U.S. Holder’s adjusted tax basis in our common stock. Capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in our common stock exceeds one year on the date of such sale, exchange, or other taxable disposition. Long-term capital gain recognized by a non-corporate U.S. Holder before January 1, 2011 generally will be subject to a maximum rate of U.S. federal income tax of 15%. The deductibility of capital loss is subject to limitations.

Information Reporting and Backup Withholding

Under some circumstances, a U.S. Holder may be subject to U.S. information reporting and backup withholding tax on distributions paid on, or proceeds from a disposition of, our common stock. Information reporting and backup withholding will not apply, however, to a U.S. Holder that is a corporation or is otherwise exempt from information reporting and backup withholding and, when required, demonstrates this fact. Backup withholding also will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and certifies on a Form W-9 or successor form, under penalty of perjury, that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder that fails to provide the correct taxpayer identification number on Form W-9 or successor form may be subject to penalties imposed by the IRS. Backup withholding, currently at a rate of 28%, is not an additional tax, and any amount withheld under these rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished to the IRS.

For Non-U.S. Holders

Distributions on Common Stock

As discussed under “Dividend Policy,” we do not anticipate making a distribution on common stock in the foreseeable future. If we make a distribution on a Non-U.S. Holder’s common stock, however, then to the extent that such distribution does not exceed our current and accumulated earnings and profits as determined under U.S. federal income tax principles (a “dividend”), the dividend generally will be subject to withholding of U.S. federal income tax at a rate of 30% of the gross amount, or any lower rate that may be specified by an applicable tax treaty if we have received proper certification of the application of that tax treaty. A Non-U.S. Holder should consult its own tax advisor regarding its entitlement to benefits under an applicable tax treaty and the manner of claiming the benefits of such treaty. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax under a tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the U.S. (and, if certain tax treaties apply, are attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder) are not subject to U.S. withholding tax, but instead are taxed in the manner applicable to U.S. persons. In that case, we will not withhold U.S. federal withholding tax, provided that the Non-U.S. Holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the U.S. may be subject to a branch profits tax at a rate of 30%, or any lower rate as may be specified in an applicable tax treaty.

Sale or Other Taxable Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale, exchange, or other taxable disposition of our common stock unless any one of the following is true:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. or, if an applicable tax treaty applies, is attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) maintained by such Non-U.S. Holder in the U.S., in which case the branch profits tax discussed above may also apply to a corporate Non-U.S. Holder;

•	the Non-U.S. Holder is an individual present in the U.S. for 183 or more days in the taxable year of the disposition and certain other requirements are met; or

•

the Foreign Investment in Real Property Tax Act, or “FIRPTA,” rules apply because (1) our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the period during which the Non-U.S. Holder holds our common stock or the five-year period ending on the date on which the Non-U.S. Holder disposes of our common stock; and (2) assuming that our common stock constitutes a U.S. real property interest and is treated as regularly traded on an established securities market within the meaning of applicable Treasury regulations, the Non-U.S. Holder held, directly or indirectly, at any time within the five-year period preceding the disposition, more than 5% of our common stock.

We believe that we are not and will not become a USRPHC. There can be no assurance regarding our USRPHC status for the current year or future years, however, because USRPHC status is based on the composition of our assets from time to time and on certain rules whose application is uncertain. We may become a USRPHC in the future.

An individual Non-U.S. Holder who is subject to U.S. tax because he or she was present in the U.S. for 183 or more days during the year of disposition will be taxed on his or her gains, including gains from the disposition of our common stock and net of applicable U.S. losses from dispositions of other capital assets incurred during the year, at a flat rate of 30%. Other Non-U.S. Holders that may be subject to U.S. federal income tax on the disposition of our common stock will be taxed on such disposition in the manner applicable to U.S. persons as discussed above.

U.S. Federal Estate Tax

Shares of common stock owned or treated as owned by an individual who is not a U.S. citizen or resident for U.S. federal estate tax purposes will be included in that Non-U.S. Holder’s estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable tax treaty provides otherwise.

Backup Withholding and Information Reporting

Under U.S. Treasury regulations, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to it and any tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Under an applicable tax treaty, that information may also be made available to the taxing authorities in a country in which the Non-U.S. Holder resides or is established.

Backup withholding (currently at a rate of 28%) will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a Non-U.S. Holder if the Holder has provided the certification described above that it is not a U.S. person (generally satisfied by providing the applicable IRS Form W-8) or has otherwise established an exemption, provided we or the paying agent have no actual knowledge or reason to know that the beneficial owner is a U.S. person.

The payment of the proceeds of a disposition of our common stock by a Non-U.S. Holder to or through the U.S. office of a broker generally will be reported to the IRS and reduced by backup withholding unless the Non-U.S. Holder either certifies its status as a Non-U.S. Holder in accordance with applicable U.S. Treasury regulations or otherwise establishes an exemption and the broker has no actual knowledge, or reason to know, to the contrary. The payment of the proceeds of a disposition of our common stock by a Non-U.S. Holder to or through a non-U.S. office of a broker generally will not be reduced by backup withholding or reported to the IRS. If, however, the broker is a U.S. person or has specified connections with the U.S., unless certain conditions are met, the proceeds from that disposition generally will be reported to the IRS but not reduced by backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS. Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them and the availability and procedure for obtaining an exemption from backup withholding under current U.S. Treasury regulations.

Each prospective Holder is urged to consult its tax advisor with respect to the U.S. federal income tax and federal estate tax consequences of the ownership and disposition of our common stock, as well as the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2007, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated are acting as joint-book running managers and representatives, and the underwriters have severally agreed to purchase from us and the selling stockholders, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. Incorporated
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Jefferies & Company, Inc.

Total	16,700,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 2,505,000 additional shares at the initial public offering price less the underwriting discount and commission. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$

Expenses payable by us	$	$	$	$

Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$

Expenses payable by the selling stockholders	$	$	$	$

The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of each of the representatives for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof, issuances of options outstanding under stock incentive plans, the issuance of shares amounting to up to 5% of our outstanding common stock as consideration for acquisitions and certain other exceptions. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless each of the representatives waive, in writing, such an extension.

Other than in the offering, our officers and directors and the selling stockholders and certain of our other stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of each of the representatives for a period of 180 days after the date of this prospectus. However, certain transfers are permitted (1) pursuant to a will, other testamentary document or applicable laws of descent, (2) as a bona fide gift or (3) to a family member or trust, provided that, in each case, the transferee agrees to be bound in writing by the terms of the agreement prior to such transfer and no filing shall be required or shall be voluntarily made in connection with such transfer (other than a filing on Form 5 made when required) and such transfer shall not involve a disposition for value (except in the case of transferees that are charitable organizations or trusts that receive securities from the General Atlantic entities or the Quadrangle entities, the lock-up agreements applicable to such entities will permit the General Atlantic entities and the Quadrangle entities each to collectively sell up to an aggregate number of shares through Credit Suisse Securities (USA) LLC and/or Morgan Stanley & Co. Incorporated) equal to .08% of the shares outstanding immediately prior to the public offering. In addition, certain of the General Atlantic Stockholders and certain of the Quadrangle Stockholders will be permitted to make filings on Form 4 during the lock-up period in connection with transfers to specified partners, members or related persons, provided that they give written notice to the representatives at least three business days prior to such proposed transfers. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless each of the representatives waive, in writing, such an extension.

The underwriters have reserved up to 5% of the shares of common stock offered in this offering for sale at the initial public offering price to certain persons who are our directors, officers and employees, and certain friends and family members of these persons through a directed share program. The number of shares available for sale to the general public in the offering will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as all other shares of common stock offered in this offering.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares of common stock on the NYSE under the symbol “DHX.”

In connection with the listing of our common stock on the NYSE, the underwriters will undertake to satisfy the NYSE standards prior to trading.

Prior to the offering, there has been no public market for our shares of common stock. The initial public offering price will be negotiated among us, the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various investment banking services for us for which they received or will receive customary fees and expenses.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of common stock to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of common stock to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FMSA”)) received by it in connection with the issue or sale of the common stock in circumstances in which Section 21(1) of the FMSA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FMSA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under “Resale Restrictions”, and

•

the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action – Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass on the validity of the common stock offered by this prospectus for us. Davis Polk & Wardwell will pass upon the validity of the common stock for the underwriters. Paul, Weiss, Rifkind, Wharton & Garrison LLP has represented the General Atlantic Stockholders and their related parties from time to time. Davis Polk & Wardwell has represented the Quadrangle Stockholders and their related parties from time to time.

EXPERTS

The consolidated financial statements of Dice Holdings, Inc. as of December 31, 2006 and 2005 and for the year ended December 31, 2006 and the period from June 28, 2005 (date of inception) through December 31, 2005 included in this prospectus and the related financial statement schedules included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Dice Inc. and subsidiaries as of August 31, 2005 (before the purchase transaction described in notes 1 and 2 in our consolidated financial statements) and December 31, 2004 and for the period from January 1, 2005 through August 31, 2005 (before the purchase transaction described in notes 1 and 2 in our consolidated financial statements) and the year ended December 31, 2004 included in this prospectus and registration statement have been audited by LWBJ, LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of eFinancialGroup as of October 31, 2006 and December 31, 2005 and for the ten month period ended October 31, 2006 and for each of the two years in the period ended December 31, 2005 included in this prospectus and registration statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Commission a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the Commission. You may inspect a copy of the registration statement without charge at the Commission’s principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the Commission from the Commission’s Public Reference Room at the Commission’s principal office, at 100 F Street, N.E., Washington, D.C. 20549.

You may obtain information regarding the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Commission’s website address is www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Dice Holdings, Inc.

Report of Independent Registered Public Accounting Firm	F-2

Audited Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2005 and 2006	F-3

Consolidated Statements of Operations for the period from June 28, 2005 (inception) through December 31, 2005 and the year ended December 31, 2006	F-4

Consolidated Statements of Stockholders’ Equity for the period from June 28, 2005 (inception) through December 31, 2005 and the year ended December 31, 2006	F-5

Consolidated Statements of Cash Flows for the period from June 28, 2005 (inception) through December 31, 2005 and the year ended December 31, 2006	F-6

Notes to Consolidated Financial Statements	F-7

Unaudited Consolidated Financial Statements

Condensed Consolidated Balance Sheets as of December 31, 2006 and March 31, 2007	F-30

Condensed Consolidated Statements of Operations for the three month periods ended March 31, 2006 and March 31, 2007	F-31

Condensed Consolidated Statements of Cash Flows for the three month periods ended March 31, 2006 and March 31, 2007	F-32

Notes to Condensed Consolidated Financial Statements	F-33

Dice Inc. (Predecessor Company)

Report of Independent Registered Public Accounting Firm	F-46

Audited Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2004 and August 31, 2005	F-47

Consolidated Statements of Operations for the year ended December 31, 2004 and for the period from January 1, 2005 through August 31, 2005	F-48

Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss) for the year ended December 31, 2004 and for the period from January 1, 2005 through August 31, 2005	F-49

Consolidated Statements of Cash Flows for the year ended December 31, 2004 and for the period from January 1, 2005 through August 31, 2005	F-50

Notes to Consolidated Financial Statements	F-51

eFinancialGroup Limited

Report of Independent Registered Public Accounting Firm	F-66

Audited Consolidated Financial Statements

Consolidated Profit and Loss Account for the years ended December 31, 2004 and 2005 and the period from January 1, 2006 through October 31, 2006	F-67

Consolidated Balance Sheets as of December 31, 2005 and October 31, 2006	F-68

Consolidated Statements of Cash Flows for the years ended December 31, 2004 and 2005 and the period from January 1, 2006 through October 31, 2006	F-69

Notes to Consolidated Financial Statements	F-70

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Dice Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Dice Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2006 and the period from June 28, 2005 (inception) through December 31, 2005. Our audits also included the financial statement schedules listed in the Index at Item 16(b). These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dice Holdings, Inc. and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for the year ended December 31, 2006 and for the period from June 28, 2005 (inception) through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/    Deloitte & Touche LLP

Des Moines, Iowa

April 4, 2007 (May 17, 2007

as to the effects of the discontinued

operations as discussed in Note 15;

June 18, 2007 as to the effects of the

stock split as discussed in Note 16)

DICE HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2005 and 2006

(in thousands except share and per share amounts)

	2005	2006

ASSETS
Current assets
Cash and cash equivalents	$3,363	$5,795
Marketable securities	1,337	944
Accounts receivable, net of allowance for doubtful accounts of $451 and $795	5,407	15,014
Deferred income taxes—current	2,500	14,000
Prepaid and other current assets	845	1,290
Current assets of discontinued operations	521	808

Total current assets	13,973	37,851
Fixed assets, net	3,805	5,356
Acquired intangible assets, net	85,458	100,186
Goodwill	100,888	156,440
Deferred financing costs, net of accumulated amortization of $105 and $457	1,468	1,972
Other assets	427	251
Non-current assets of discontinued operations	1,799	271

Total assets	$207,818	$302,327

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$5,946	$12,113
Deferred revenue	16,983	34,520
Other current liabilities	1,191	492
Current liabilities of discontinued operations	597	990

Total current liabilities	24,717	48,115
Long-term debt	49,000	89,000
Deferred income taxes—non-current	22,471	29,582
Other long-term liabilities	1,369	1,295

Total liabilities	97,557	167,992

Commitments and contingencies (Notes 8 and 9)
Stockholders’ equity:
Convertible preferred stock, $.01 par value, authorized 57,625,000 shares; issued and outstanding: 51,539,800 and 55,168,792 shares at December 31, 2005 and 2006, respectively (liquidation value $2.17)	515	552
Common stock, $.01 par value, authorized 69,150,000 shares; issued and outstanding: 92,200 shares	1	1
Additional paid-in capital	111,473	138,077
Accumulated other comprehensive income (loss)	(6)	1,829
Accumulated deficit	(1,722)	(6,124)

Total stockholders’ equity	110,261	134,335

Total liabilities and stockholders’ equity	$207,818	$302,327

See accompanying notes to the consolidated financial statements.

DICE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the period from June 28, 2005 (inception) through December 31, 2005 and for the year ended December 31, 2006

(in thousands except per share amounts)

	2005	2006
Revenues	$17,002	$83,658
Operating expenses:
Cost of revenues	1,181	4,824
Product development	597	2,358
Sales and marketing	8,105	34,488
General and administrative	3,152	10,467
Depreciation	380	1,830
Amortization	4,168	13,092

Total operating expenses	17,583	67,059

Operating income (loss)	(581)	16,599

Interest expense	(2,019)	(4,745)
Interest income	44	191

Income (loss) from continuing operations before income taxes and minority interest	(2,556)	12,045
Income tax expense (benefit)	(939)	4,642
Minority interest in net loss of subsidiary	88	296

Income (loss) from continuing operations	(1,529)	7,699
Discontinued operations:
Loss from discontinued operations	(304)	(1,462)
Income tax benefit of discontinued operations	111	541

Loss from discontinued operations, net of tax	(193)	(921)

Net income (loss)	(1,722)	6,778
Convertible preferred stock dividends	—	(11,180)

Loss attributable to common stockholders	$(1,722)	$(4,402)

Basic and diluted loss per share information:
From continuing operations	$(16.58)	$(37.75)
From discontinued operations	(2.09)	(9.99)

	$(18.67)	$(47.74)

Pro forma basic and diluted loss per share from continuing operations		$(0.77)

See accompanying notes to the consolidated financial statements.

DICE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the period from June 28, 2005 (inception) through December 31, 2005 and for the year ended December 31, 2006

(in thousands except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amount
Initial equity contribution	51,539,800	$515	92,200	$1	$111,284	$—	$—	$111,800

Net loss						(1,722)		(1,722)
Other comprehensive loss:
Net unrealized loss on available-for-sale securities, net of tax of $0							(6)	(6)

Total comprehensive loss								(1,728)

Stock based compensation					189			189

Balance at December 31, 2005	51,539,800	515	92,200	1	111,473	(1,722)	(6)	110,261

Net income						6,778		6,778
Other comprehensive income:
Foreign currency translation adjustment, net of tax of $786							1,833	1,833
Net unrealized gain on available-for-sale securities, net of tax of $1							2	2

Total comprehensive income								8,613

Stock based compensation					1,467			1,467
Issuance of preferred stock to acquire eFinancialGroup Limited	3,628,992	37			25,137			25,174
Convertible preferred stock dividends declared ($0.22 per share)						(11,180)		(11,180)

Balance at December 31, 2006	55,168,792	$552	92,200	$1	$138,077	$(6,124)	$1,829	$134,335

See accompanying notes to the consolidated financial statements.

DICE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the period from June 28, 2005 (inception) through December 31, 2005 and for the year ended December 31, 2006

(in thousands)

	2005	2006
Cash flows provided by operating activities:
Net income (loss)	$(1,722)	$6,778
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	380	1,830
Amortization	4,168	13,092
Deferred income taxes	(939)	3,127
Amortization of deferred financing costs	105	352
Share based compensation	189	1,467
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(1,374)	(4,748)
Prepaid expenses and other assets	(19)	(221)
Accounts payable and accrued expenses	(87)	517
Deferred revenue	6,884	16,269
Change in restricted cash	219	191
Other, net	(316)	530

Net cash provided by operating activities of continuing operations	7,488	39,184

Cash flows used for investing activities:
Purchases of fixed assets	(582)	(2,694)
Acquisition of eFinancialGroup Limited, net of cash acquired of $3,857	—	(104,738)
Proceeds from the sale of eFinancialNews Limited	—	41,560
Acquisition of Dice Inc., net of cash acquired of $7,828	(164,184)	—
Amounts paid under Targeted Job Fairs acquisition agreement	(251)	(965)
Purchases of marketable securities	(648)	(200)
Maturities and sales of marketable securities	901	596

Net cash used for investing activities of continuing operations	(164,764)	(66,441)

Cash flows provided by financing activities:
Proceeds from long-term debt	60,000	77,000
Payments on long-term debt	(11,000)	(37,000)
Dividends paid on convertible preferred stock	—	(11,180)
Issuance of convertible preferred stock	111,800	—
Cash received from transfer agent on behalf of former shareholders of Dice Inc.	1,154	—
Financing costs paid	(1,573)	(856)

Net cash provided by financing activities of continuing operations	160,381	27,964

Net cash provided by operating activities of discontinued operations	288	1,785
Net cash used in investing activities of discontinued operations	(30)	(151)

Net cash provided by discontinued operations	258	1,634
Effect of exchange rate changes	—	91

Net change in cash and cash equivalents for the period	3,363	2,432
Cash and cash equivalents, beginning of period	—	3,363

Cash and cash equivalents, end of period	$3,363	$5,795

See accompanying notes to the consolidated financial statements.

DICE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JUNE 28, 2005 (INCEPTION) THROUGH DECEMBER 31, 2005

AND FOR THE YEAR ENDED DECEMBER 31, 2006

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Dice Holdings, Inc. (“DHI” or the “Company”), a Delaware corporation, was incorporated on June 28, 2005 to acquire the stock of Dice Inc. (“Dice”) and its subsidiaries, Dice Career Solutions, Inc. (“DCSI”), MeasureUp, Inc. (“MeasureUp”), EW Knowledge Products, Inc. (“EWKP”) and Dice India Holdings, Inc. (“Dice India”). On October 31, 2006, the Company acquired eFinancialGroup Limited (“eFG”) including its two subsidiaries, eFinancialCareers Limited (“eFC”) and JobsintheMoney.com, Inc (“JitM”). See Note 4.

The Company provides online recruiting and career development services. DHI provides services to hire, train and retain technology, engineering, finance, accounting, capital markets, financial services and security-cleared professionals through its principal operating subsidiaries. DCSI operates career management services businesses for technology, engineering and security-cleared professionals. MeasureUp provides certification test preparation and assessment products for technology professionals. DHI, through its subsidiaries eFC and JitM, operates career management services for finance, accounting and capital markets and financial services professionals. See Note 4.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The consolidated financial statements include the accounts of DHI and its majority owned subsidiaries, Dice, DCSI, MeasureUp, EWKP, and its variable interest entity, Dice India, and, for the period subsequent to October 31, 2006, eFG, eFC, and JitM. All intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition—The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Revenue is recognized net of customer discounts ratably over the service period. Payments received in advance of services being rendered are recorded as deferred revenue and recognized on a straight-line basis over the service period. The Company generates revenue from the following sources:

Recruitment packages. Recruitment package revenues are derived from the sale to recruiters and employers a combination of job listings and access to a searchable database of candidates on the dice.com, clearancejobs.com, efinancialcareers.com, jobsinthemoney.com and cybermediadice.com websites. Certain of the Company’s arrangements include multiple deliverables, which consist of access to job listings and access to a searchable database of candidates. In the absence of higher-level specific authoritative guidance, the Company determines the units of accounting for multiple element arrangements in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Specifically, the Company will consider a delivered item as a separate unit of accounting if it has value to the customer on a standalone basis, if there is objective and reliable evidence of the fair value of the undelivered elements, and, if the arrangement includes a general right of return relative to the delivered element, delivery or performance of the undelivered element is considered probable and is substantially within the Company’s control. Services to customers buying a package of available job listings and access to the database are delivered over the same period and revenue is recognized ratably over the length of the underlying contract, typically from one to twelve months. Revenue from the sale of classified job listings is recognized ratably over the length of the contract or the period of actual usage, if shorter.

Job fair booth rentals. Job fair revenues are derived from renting booth space to recruiters and employers. Revenue from these sales is recognized when the job fair is held. Certain customers purchase access to resumes obtained at these job fairs, which revenue is recognized on a per event basis over the period of the contract.

DICE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE PERIOD FROM JUNE 28, 2005 (INCEPTION) THROUGH DECEMBER 31, 2005

AND FOR THE YEAR ENDED DECEMBER 31, 2006

Advertising revenue. Advertising revenue is recognized over the period in which the advertisements are displayed on the websites or at the time an e-mail is sent to registered members.

Concentration of Credit Risk—Substantially all of the Company’s excess cash, cash equivalents and marketable securities have been invested in a diversified portfolio of debt instruments of United States government agencies and high quality money market instruments. At December 31, 2005 and 2006, the Company maintained balances in various banks in excess of the $100,000 balance insured by the Federal Deposit Insurance Corporation. The Company believes it is not exposed to any significant credit risk.

The Company performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. No single customer represents 10% or more of revenues for the periods ended December 31, 2005 and 2006.

Allowance for Doubtful Accounts—The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Dice’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Statements of Cash Flows—All highly liquid investments with original maturities of three months or less are considered cash equivalents. Restricted cash is required for borrowing arrangements and security on leased property. Restricted cash totaled $378,000 and $187,000 as of December 31, 2005 and 2006, respectively, and is reported as a component of other assets on the balance sheet.

The supplemental disclosures to the accompanying consolidated statements of cash flows are as follows (in thousands):

	2005	2006
Supplemental cash flow information:
Interest paid	$1,409	$3,809
Taxes paid	—	816

Non-cash investing and financing activities:
Issuance of preferred stock to acquire eFinancialGroup Limited	$—	$25,174
Non-cash capital expenditures on fixed assets	177	323

Marketable Securities—The Company’s marketable securities are comprised of U.S. government and agency securities and corporate debt securities with readily determinable quoted market values. Marketable securities are classified and accounted for as available-for-sale and are reported at fair market value with the resulting net unrealized gains or losses reported as a separate component of stockholders’ equity. If management determines that an unrealized loss is other-than-temporary, such loss will be charged to the statement of operations. There were no other-than-temporary charges during 2005 or 2006.

Fixed Assets—Depreciation of equipment, furniture and fixtures, computer software and capitalized website development costs are provided under the straight-line method over estimated useful lives ranging from two to five years. Amortization of leasehold improvements is provided over the shorter of the term of the related lease or the estimated useful life of the improvement. The cost of additions and betterments is capitalized, and repairs and maintenance costs are charged to operations in the periods incurred.

DICE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE PERIOD FROM JUNE 28, 2005 (INCEPTION) THROUGH DECEMBER 31, 2005

AND FOR THE YEAR ENDED DECEMBER 31, 2006

Capitalized Software Costs—Capitalized software costs consist of costs to purchase and develop software for internal use. The Company capitalizes certain incurred software development costs in accordance with the AICPA issued Statement of Position No. 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”). Costs incurred during the application-development stage for software bought and further customized by outside vendors for the Company’s use and software developed by a vendor for the Company’s proprietary use have been capitalized.

Website Development Costs—The Company capitalizes costs incurred in designing, developing, testing and implementing enhancements to its websites. These costs are amortized over the enhancement’s estimated useful life, which approximates two years. Costs related to the planning and post implementation phases of website development efforts are expensed as incurred.

Goodwill—Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. The Company performs an annual test in the third quarter of each year, or more frequently if indicators of potential impairment exist, to determine if the carrying value of the recorded goodwill is impaired. The impairment review process compares the fair value of the reporting unit in which goodwill resides to its carrying value. Fair value is determined using a discounted cash flow methodology. The determination of whether or not goodwill has become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of the Company’s reporting units. Changes in the Company’s strategy and/or market conditions could significantly impact these judgments and require adjustments to recorded amounts of goodwill.

Indefinite-Lived Acquired Intangible Assets—The indefinite-lived acquired intangible assets include the Dice trademarks and brand name. The Company performs an annual test in the third quarter of each year, or more frequently if indicators of potential impairment exist, to determine if the carrying value of the recorded indefinite-lived acquired intangible assets are impaired. The impairment review process compares the fair value of the indefinite-lived acquired intangible assets to their carrying value. Fair value is determined using a relief from royalty methodology and a discounted cash flow methodology. The determination of whether or not indefinite-lived acquired intangible assets have become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of the indefinite-lived acquired intangible assets. Changes in the Company’s strategy and/or market conditions could significantly impact these judgments and require adjustments to recorded amounts of indefinite-lived intangible assets.

Foreign Currency Translation—For the Company’s foreign operations whose functional currency is not the U.S. dollar, the assets and liabilities are translated into U.S. dollars at current exchange rates. Resulting translation adjustments are reflected as other comprehensive income (loss) in stockholders’ equity. Revenue and expenses are translated at average exchange rates for the period. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Advertising Costs—The Company expenses advertising costs as they are incurred. Advertising expense for the periods ended December 31, 2005 and 2006 was $3.4 million and $19.8 million, respectively.

Income Taxes—The Company recognizes deferred taxes by the asset and liability method. Under this method, deferred income taxes are recognized for differences between the financial statement and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes

DICE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE PERIOD FROM JUNE 28, 2005 (INCEPTION) THROUGH DECEMBER 31, 2005

AND FOR THE YEAR ENDED DECEMBER 31, 2006

the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The primary sources of temporary differences are depreciation and amortization of intangible assets, net operating loss carryforwards and deferred revenue.

Stock-Based Compensation—The Company has a plan to grant stock options to certain employees and directors of the Company and its subsidiaries. The Company adopted SFAS 123 (Revised 2004), Share-Based Payment (“SFAS 123(R)”) at its inception. Compensation expense is recorded for stock options awarded to employees in return for employee service. The expense is measured at the grant-date fair value of the award and recognized as compensation expense on a straight-line basis over the employee service period, which is the vesting period. The Company does not expect forfeitures to occur and records expense based upon the number of awards expected to vest.

The fair value of options granted during the periods ended December 31, 2005 and 2006 was estimated on the grant date using Black-Scholes option-pricing model using the weighted average assumptions in the table below. Because the Company’s stock is not publicly traded, the average historical volatility rate for a similar entity was used. The expected life of options granted is derived from historical exercise behavior. The risk—free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2005	2006
The weighted average fair value of options granted	$.60	$1.52
Dividend yield	0.00%	0.00%
Weighted average risk-free interest rate	4.52%	4.64%
Weighted average expected volatility	38.80%	36.84%
Expected life (in years)	4	4

Information related to the outstanding stock options are disclosed in Note 11.

The net income effect of stock based compensation expense for the periods ended December 31, 2005 and 2006 was $.2 million and $1.5 million, respectively. The amount to be charged to expense over the remaining service periods of $5.1 million at December 31, 2006 is expected to be recognized over 4 years.

Fair Value of Financial Instruments—The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, and long-term debt (based on comparable terms and rates) approximate their fair values.

Risks and Uncertainties—DHI has a limited operating history and its prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for internet products and services. These risks include the failure to develop and extend the Company’s online service brands, the rejection of the Company’s services by consumers, vendors and/or advertisers, the inability of the Company to maintain and increase the levels of traffic on its online services, as well as other risks and uncertainties. In the event that the Company does not successfully execute its business plan, certain assets may not be recoverable.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of

DICE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE PERIOD FROM JUNE 28, 2005 (INCEPTION) THROUGH DECEMBER 31, 2005

AND FOR THE YEAR ENDED DECEMBER 31, 2006

the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. DHI’s significant estimates include the useful lives and valuation of fixed assets and intangible assets; the income tax valuation allowance; fair value of the common and preferred stock of the Company; the assumptions used to value the stock options of the Company; and the valuation of assets acquired and liabilities assumed from acquisitions.

Other Comprehensive Income (Loss)—SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general-purpose financial statements. This statement requires that all items that are required to be recognized as components of comprehensive income (loss) be reported in a financial statement with the same prominence as other financial statements. The unrealized gain (loss) on marketable securities available-for-sale and foreign currency translation impact comprehensive income (loss). The following table summarizes the components of other comprehensive income (loss) as of December 31, 2005 and 2006 (in thousands):

	December 31, 2005			December 31, 2006
	Before tax	Tax effect	Net of Tax	Before tax	Tax effect	Net of Tax
Translation adjustments	$—	$—	$—	$2,619	$786	$1,833

Securities available for sale:
Net unrealized gains (losses) arising during the year	(6)	—	(6)	5	2	3
Reclassification of gains included in net income	—	—	—	(2)	(1)	(1)

Net unrealized gains (losses) arising during the year	(6)	—	(6)	3	1	2

Other comprehensive income (loss)	$(6)	$—	$(6)	$2,622	$787	$1,835

Net Income (Loss) per Common and Common Equivalent Share—The Company follows FASB Statement No. 128, Earnings Per Share, and EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement 128, (“EITF 03-6”). EITF 03-6 established standards regarding the computation of earnings per share (“EPS”) by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company. EITF 03-6 requires earnings available to common shareholders for the period, after deduction of convertible preferred stock dividends, to be allocated between the common and convertible preferred shareholders based on their respective rights to receive dividends. Basic EPS is then calculated by dividing income allocable to common shareholders (including the reduction for any undeclared, preferred stock dividends assuming current income for the period had been distributed) by the weighted average number of shares outstanding. EITF 03-6 does not require the presentation of basic and diluted EPS for securities other than common stock; therefore, the EPS amounts only pertain to the Company’s common stock.

The Company calculates diluted EPS under the if-converted method unless the conversion of the convertible preferred stock is anti-dilutive to basic EPS. To the extent convertible preferred stock is anti-dilutive, the Company calculates diluted EPS under the two class method to include the effect of potential common shares. The impact of 51,539,800 and 55,168,792 shares of preferred stock were anti-dilutive for the years ended December 31, 2005 and 2006, respectively, and therefore were excluded from the calculation of diluted EPS. The impact of 6,301,870 and 7,587,138 common stock options were anti-dilutive for the years ended December 31, 2005 and 2006, respectively, and therefore were excluded from the calculation of diluted EPS.

DICE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE PERIOD FROM JUNE 28, 2005 (INCEPTION) THROUGH DECEMBER 31, 2005

AND FOR THE YEAR ENDED DECEMBER 31, 2006

Investment in Variable Interest Entity—In September 2004, Dice India entered into a joint venture agreement with CyberMedia (India) Limited (“CyberMedia”), a leading publisher of content for technology professionals in India, to form CyberMedia Dice. CyberMedia Dice was formed to launch an online technology-focused career website for the posting of technology-related jobs based in India.

Under the terms of the agreement, the Company initially invested $500,000 in cash and made certain technology available to the joint venture in consideration for which Dice India has a 51% equity ownership of the joint venture. CyberMedia contributed certain assets of its existing job board and access to its media properties for promotional purposes in exchange for 49% of the equity in the joint venture. The board of directors is comprised of two members from each partner. Certain actions of the board of directors require unanimous consent of all the directors.

During the year ended December 31, 2006, the Company invested an additional $510,000 in cash. CyberMedia invested cash in an amount such that the equity ownership of CyberMedia Dice was not changed.

The Company determined CyberMedia Dice to be a variable interest entity as it did not have sufficient equity at risk to finance their operations. CyberMedia Dice funded its operations through the cash contributions received from CyberMedia and the Company. The Company was determined to be the primary beneficiary as it is expected to absorb the majority of the expected losses as well as receive a majority of the expected residual returns. Accordingly, the Company has consolidated CyberMedia Dice with CyberMedia’s 49% interest reflected as minority interest.

New Accounting Pronouncements—In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not impose fair value measurements on items not already accounted for at fair value; rather it applies, with certain exceptions, to other accounting pronouncements that either require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of adopting SFAS 157 on its consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS 109”), and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a return. Guidance is also provided on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of adopting FIN 48 on its consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of adopting SFAS 159 on its consolidated financial statements.

DICE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE PERIOD FROM JUNE 28, 2005 (INCEPTION) THROUGH DECEMBER 31, 2005

AND FOR THE YEAR ENDED DECEMBER 31, 2006

Unaudited Pro forma Information—Pro forma adjusted loss per share gives effect to the acquisition of eFG, the conversion of preferred stock to common stock and the issuance of 6,700,000 shares by the Company at an assumed offering price of $12.00 per share (representing the mid-point of the range set forth on the cover of this prospectus), reflecting that number of shares sufficient to replace the capital in excess of earnings withdrawn through the October 2006 dividend and March 2007 dividend assuming the underwriters have not exercised their over-allotment option. The impact of 55,168,792 shares of preferred stock were anti-dilutive for the year ended December 31, 2006 historical period, and therefore were excluded from the calculation of diluted EPS. The impact of 7,587,138 common stock options were anti-dilutive for all periods shown below and therefore were excluded from the calculation of diluted EPS. The following is a calculation of basic and diluted loss per share and weighted average shares outstanding for continuing operations (in thousands except share and per share amounts):

	For the Year Ended December 31, 2006
	Historical	Pro Forma
Net income from continuing operations	$7,699	$(3,581)
Preferred dividend	(11,180)	(118,898)
Offering proceeds, net of commissions	—	74,772

Income available to common stockholders from continuing operations – basic and diluted	$(3,481)	$(47,707)

Historical weighted average shares outstanding – basic and diluted	92,200	92,200

Add shares to be issued in this offering		6,700,000
Add shares issuable upon conversion of preferred securities		55,168,792

Pro forma weighted average shares outstanding – basic and diluted		61,960,992

Basic and diluted loss per share from continuing operations	$(37.75)	$(0.77)

3. ACQUISITION OF DICE INC.

On July 9, 2005, DHI, a company formed by Quadrangle Group LLC, and its affiliates (collectively, “Quadrangle”), and General Atlantic Partners LLC, and its affiliates (collectively, “General Atlantic”) entered into an Agreement and Plan of Merger (the “Agreement”) with Dice. Under the terms of the Agreement, DHI acquired all of the outstanding stock, warrants and stock options of Dice in exchange for a total of $197.0 million in cash, less certain transaction related costs, resulting in net proceeds to the equity holders of Dice of approximately $196.8 million. The acquisition was financed by the sale of convertible preferred stock of DHI to Quadrangle, General Atlantic and members of management of $111.8 million, the use of cash held by Dice totaling approximately $25.0 million, and borrowings of $60.0 million.

The Company incurred a total of $3.5 million of direct costs associated with the transaction. Of that amount, $1.6 million was capitalized as debt issuance costs. The remaining $1.9 million was included as consideration paid in the allocation of the purchase price.

During the period ended December 31, 2005, the Company received from the transfer agent $1.2 million, representing proceeds of the above transaction for which the former equity holders of Dice have not yet tendered their old Dice shares. The Company has accounted for the proceeds as a long-term liability, as it is not known when or if those shares will eventually be tendered and payment made. At December 31, 2006, $1.2 million remains as a long-term liability.

DICE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE PERIOD FROM JUNE 28, 2005 (INCEPTION) THROUGH DECEMBER 31, 2005

AND FOR THE YEAR ENDED DECEMBER 31, 2006

The transaction closed on August 31, 2005 (“date of acquisition”), at which time DHI acquired all assets and assumed all liabilities of Dice, and Dice became a wholly-owned subsidiary of DHI. The acquisition was recorded using the purchase method of accounting and accordingly, the acquired assets and assumed liabilities were recorded at their estimated fair market value at the date of acquisition and the results of operations have been included in the Company’s consolidated financial statements since the date of acquisition.

Estimated fair values were determined using a royalty savings method for Dice’s existing technology and trade names, a discounted cash flow approach based on the length and expected cash flows from the relationships for customer relationships, replacement price for fixed assets, and replacement cost as an indicator of fair value for seeker relationships.

Factors that contributed to a purchase price resulting in goodwill for the purchase of Dice’s assets included relationships with job seekers and customers, historical cash flow, executive experience (not tied to non-competition agreements) and the value of the workforce in place. The amortization of goodwill is not deductible for tax purposes.

Section 382 of the Internal Revenue Code (“Section 382”) establishes a limit on the amount of net operating losses of Dice that may be used to offset income after the ownership changes. The Company determined the Section 382 limitation created by various ownership changes limits the net operating losses that are available to be used on a prospective basis by $20.6 million per year. The net operating losses were $56.3 million as of August 31, 2005.

The following summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, in millions of dollars:

Assets:
Cash and cash equivalents	$7.8
Marketable securities	1.6
Accounts receivable	3.9
Prepaid and other current assets	0.8
Fixed assets	3.6
Acquired intangible assets	91.4
Goodwill	82.6
Deferred financing costs	1.6
Other assets	0.5

Assets acquired	$193.8

Liabilities:
Accounts payable and accrued expenses	$7.5
Deferred revenue	10.1
Deferred income taxes—current	1.9
Other current liabilities	1.0
Deferred income taxes—non-current	1.5

Liabilities assumed	$22.0

The acquired intangible assets consist of the following, in millions of dollars:

Technology	$10.2
Trademarks and brand names—Dice	39.0
Trademarks and brand names—Other	0.5
Customer lists	26.1
Order backlog	0.6
Candidate database	15.0

Acquired intangible assets	$91.4

DICE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE PERIOD FROM JUNE 28, 2005 (INCEPTION) THROUGH DECEMBER 31, 2005

AND FOR THE YEAR ENDED DECEMBER 31, 2006

The $10.1 million allocation to deferred revenue resulted in a reduction from the historical carrying amount by $6.0 million to reflect the fair value of the liability assumed. During the period ended December 31, 2005 and 2006, the amortization of this reduction in deferred revenue resulted in a $3.6 million and $2.1 million reduction in revenue, respectively.

The final purchase price allocation was completed during the third quarter of 2006. Changes from the initial purchase price allocation resulted in adjustments to goodwill and deferred taxes of $17.9 million. See further discussion of the deferred tax adjustments in Note 12.

4. ACQUISITION OF eFINANCIALGROUP LIMITED

On October 31, 2006, DHI acquired all of the outstanding shares of eFinancialGroup Limited (“eFG”) which operates career management services for finance, accounting and capital markets and financial services professionals. At the time of the acquisition, eFG was the parent of (1) eFinancialCareers Limited, a global financial markets career website for capital markets and financial services professionals, (2) JobsintheMoney.com, Inc., a career website for accounting and finance professionals in the United States, and (3) eFinancialNews Limited (“eFN”), which publishes financial news periodicals.

DHI acquired all of the outstanding stock of eFG in exchange for a total of $106.3 million in cash and 3,628,992 shares of convertible preferred stock of DHI valued at $25.2 million, net of cash acquired of $3.9 million. Each shareholder of eFG was given the option to receive cash, convertible preferred stock of DHI or a combination of both. The value of the preferred stock was based on the amount of cash that each eFG shareholder was entitled to receive in lieu of convertible preferred stock of DHI. Immediately after the acquisition of eFG, eFN was sold to a company controlled by a group of former eFG shareholders for total consideration of $41.6 million, resulting in a net purchase price for the remaining eFG business, which was comprised of eFC and JitM, of $89.9 million in cash and convertible preferred stock. The cash portion of the acquisition, including transaction costs, was financed by borrowings of $67.0 million, plus cash on hand. The acquisition was recorded using the purchase method of accounting and accordingly, the acquired assets and assumed liabilities were recorded at their estimated fair market value at the date of acquisition and the results of operations of eFC and JitM have been included in the Company’s consolidated financial statements since the date of acquisition.

The Company incurred a total of $3.2 million of direct costs associated with the transaction. Of that amount, $.9 million was capitalized as debt issuance costs. The remaining $2.3 million was included as consideration paid in the allocation of the purchase price.

Estimated fair values were determined using a royalty savings method for eFG’s existing technology and trade names, a discounted cash flow approach based on the length and expected cash flows from the relationships for customer relationships, replacement price for fixed assets, market rental rates for leased property, and replacement cost as an indicator of fair value for seeker relationships.

Factors that contributed to a purchase price resulting in goodwill for the acquisition of eFG included relationships with job seekers and customers, historical cash flow, executive experience (not tied to non-competition agreements) and the value of the workforce in place. The amortization of goodwill is not deductible for tax purposes.

DICE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE PERIOD FROM JUNE 28, 2005 (INCEPTION) THROUGH DECEMBER 31, 2005

AND FOR THE YEAR ENDED DECEMBER 31, 2006

The purchase price allocation is substantially complete. An adjustment to goodwill related to deferred income taxes may result from the Company’s finalization of a review of the tax positions of eFG. It is expected that the purchase price allocation will be finalized by June 30, 2007. The initial purchase price allocation of eFG based upon management’s estimates at the date of acquisition, in millions of dollars, is as follows:

Assets:
Cash and cash equivalents	$3.9
Accounts receivable	4.7
Prepaid and other current assets	0.2
Fixed assets	0.3
Acquired intangible assets	27.1
Goodwill	71.4
Other assets	41.6

Assets acquired	$149.2

Liabilities:
Accounts payable and accrued expenses	$5.0
Deferred income taxes	9.2
Deferred revenue	1.2

Liabilities assumed	$15.4

The acquired intangible assets consist of the following, in millions of dollars:

Technology	$2.7
Trademarks and brand names	7.2
Customer lists	12.1
Order backlog	1.4
Candidate database	3.5
Leasehold interests	0.2

Acquired intangible assets	$27.1

The portion of the purchase price allocated to eFN is included above in Other assets. The $41.6 million was received by DHI immediately subsequent to the closing of the sale of eFN on October 31, 2006.

The following pro forma condensed consolidated results of operations assume that the acquisition of eFG was completed as of June 28, 2005 (inception) and January 1, 2006 (in millions except per share amounts):

	2005	2006
Revenues	$37.9	$101.7
Net loss	(9.8)	(0.2)
Loss per share	$(106.05)	$(123.43)

The pro forma financial information represents the historical operating results of the combined company with adjustments for purchase accounting and is not necessarily indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the period presented. The pro forma adjustments included adjustments for interest on borrowings and amortization of acquired intangible assets and deferred financing costs as well as the related income tax impacts of such adjustments. The pro forma

DICE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE PERIOD FROM JUNE 28, 2005 (INCEPTION) THROUGH DECEMBER 31, 2005

AND FOR THE YEAR ENDED DECEMBER 31, 2006

information for 2005 assumes the acquisition of eFG, excluding eFN, was completed on June 28, 2005, the date of incorporation of DHI. Actual results for 2005 include the results of Dice’s operations subsequent to August 31, 2005, the date DHI acquired Dice. The pro forma information for 2005 assumes the acquisition of Dice Inc. was completed on June 28, 2005.

5. MARKETABLE SECURITIES

DHI’s marketable securities are stated at fair value. The following tables summarize the Company’s marketable securities as of December 31, 2005 and 2006 (in thousands):

	December 31, 2005
	Maturity	Gross Amortized Cost	Gross Unrealized Losses	Estimated Fair Value
Corporate debt securities	Over one year	$48	$—	$48
U.S. Government and agencies	Within one year	498	(2)	496
U.S. Government and agencies	Over one year	797	(4)	793

Total		$1,343	$(6)	$1,337

	December 31, 2006
	Maturity	Gross Amortized Cost	Gross Unrealized Losses	Estimated Fair Value
Corporate debt securities	Over one year	$49	$—	$49
U.S. Government and agencies	Within one year	699	(3)	696
U.S. Government and agencies	Over one year	199	—	199

Total		$947	$(3)	$944

6. FIXED ASSETS, NET

Fixed assets, net consist of the following as of December 31, 2005 and 2006 (in thousands):

	2005	2006
Computer equipment and software	$2,950	$5,429
Furniture and fixtures	210	386
Leasehold improvements	816	1,138
Capitalized website development costs	209	626

	4,185	7,579
Less: Accumulated depreciation and amortization	(380)	(2,223)

Fixed assets, net	$3,805	$5,356

DICE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE PERIOD FROM JUNE 28, 2005 (INCEPTION) THROUGH DECEMBER 31, 2005

AND FOR THE YEAR ENDED DECEMBER 31, 2006

7. ACQUIRED INTANGIBLE ASSETS, NET

Below is a summary of the major acquired intangible assets and weighted average amortization periods for the acquired identifiable intangible assets (in thousands):

	As of December 31, 2005
	Acquired Cost	Accumulated Amortization	Acquired Intangible Assets, Net	Weighted Average Amortization Period
Technology	$10,000	$(834)	$9,166	4 years
Trademarks and brand names—Dice	39,000	—	39,000	Indefinite
Trademarks and brand names—Other	400	(26)	374	5 years
Customer lists	24,600	(1,650)	22,950	4.75 years
Order backlog	600	(400)	200	.5 years
Candidate database	15,000	(1,250)	13,750	4 years
Non-compete	26	(8)	18	1 year

Acquired intangible assets, net	$89,626	$(4,168)	$85,458

	As of December 31, 2006
	Acquired Cost	Accumulated Amortization	Foreign Currency Translation Adjustment	Acquired Intangible Assets, Net	Weighted Average Amortization Period
Technology	$12,700	$(3,487)	$98	$9,311	3.75 years
Trademarks and brand names—Dice	39,000	—	—	39,000	Indefinite
Trademarks and brand names—Other	7,600	(352)	207	7,455	5 years
Customer lists	36,700	(7,115)	374	29,959	4.5 years
Order backlog	2,000	(1,076)	36	960	.5 years
Candidate database	18,500	(5,196)	47	13,351	3.75 years
Leasehold interests	154	(8)	4	150	3 years

Acquired intangible assets, net	$116,654	$(17,234)	$766	$100,186

Amortization expense for the periods ended December 31, 2005 and 2006 was $4.2 million and $13.1 million, respectively.

Based on the carrying value of the acquired finite-lived intangible assets recorded as of December 31, 2006, and assuming no subsequent impairment of the underlying assets, the estimated annual amortization expense is as follows (in thousands):

	2007	2008	2009	2010	2011
Estimated amortization expense	$19,023	$18,045	$15,536	$7,315	$1,228

Indefinite Life on Trade Name

The Dice.com Trade Name / Trademark / Domain Name is one of the most recognized names of online job boards. Since Dice’s inception in 1991, the brand has been recognized as a leader in recruiting and career development services for technology and engineering professionals. Currently, the brand is synonymous with the

DICE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE PERIOD FROM JUNE 28, 2005 (INCEPTION) THROUGH DECEMBER 31, 2005

AND FOR THE YEAR ENDED DECEMBER 31, 2006

most specialized online marketplace for technology industry-specific talent. The brand has significant online and offline presence in online recruiting and career development services. Considering the recognition of the brand, its long history, awareness in the talent acquisition and staffing services market, and the intended use, the remaining useful life of the Dice.com Trade Name / Trademark / Domain Name was determined to be indefinite.

8. INDEBTEDNESS

In August 2005, the Company and its subsidiaries entered into a financing agreement which provided for a $65 million revolving credit facility, expiring August 30, 2010. On August 31, 2005, the Company borrowed a total of $60 million in connection with the acquisition of Dice. Borrowings under the line of credit are handled under two options: the Reference Rate Option or the LIBOR Option. Under the Reference Rate Option, loans with no fixed term accrue interest at a floating rate based upon prime. Interest is payable on the Reference Rate Option monthly, in arrears, on the first day of each month. Under the LIBOR Option, up to five (5) short-term loans with a fixed term can be in effect at any one time. These loans accrue interest at a fixed rate based on the applicable LIBOR Rate. Interest is payable on the LIBOR Option loans on the earliest of the last day of the interest period, or in no event greater than three (3) months after the commencement of the interest period.

In April 2006, the Company renegotiated its financing agreement to provide for lower interest rates and to allow for the Company to pay a one-time dividend on its convertible preferred stock. On October 20, 2006, the Board of Directors of the Company declared a dividend on convertible preferred stock totaling $11.2 million which was paid on October 27, 2006. The dividend payment was financed by borrowings under the revolving credit facility.

On October 30, 2006, in connection with the acquisition of eFG, the Company further amended the financing agreement to increase the total revolving credit commitment to $110 million and to provide for new interest rates. The amounts borrowed and terms of the financing agreement as of December 31, 2005 and 2006 are as follows (dollars in thousands):

	December 31, 2005	December 31, 2006
Total Credit Facility	$65,000	$110,000

Amounts Borrowed:
LIBOR Rate Loans	$49,000	$ 87,000
Reference Rate Loans	—	2,000

Interest Rates:
LIBOR Option:
Interest Margin	6.50%	3.50%
Minimum LIBOR rate	3.00%	3.00%
Actual interest rates at December 31	10.56% to 11.08%	8.85% to 9.40%

Reference Rate Option:
Interest Margin	3.75%	0.75%
Minimum Reference Rate	6.00%	6.00%
Actual interest rate at December 31	—	9.00%

The agreement contains certain covenants which restrict, among other things, the ability of the Company to borrow, pay dividends, repurchase its common stock, acquire businesses, distribute assets, guarantee debts of

DICE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE PERIOD FROM JUNE 28, 2005 (INCEPTION) THROUGH DECEMBER 31, 2005

AND FOR THE YEAR ENDED DECEMBER 31, 2006

others and lend funds to affiliated companies and contains criteria on the maintenance of certain financial statement amounts and ratios, all as defined in the agreement. The Company was in compliance with all such covenants as of December 31, 2006.

On March 21, 2007, the Company entered into an Amended and Restated Financing Agreement, resulting in total borrowings of $194.0 million. The financing agreement provides for a revolving credit facility of $75.0 million and a term loan facility of $125.0 million, and matures on March 21, 2012. Quarterly payments of $250,000 are due on the term loan facility beginning on October 1, 2007. Immediately prior to entering into the amended agreement, the Company had $81.0 million outstanding under the then existing facility. On March 21, 2007, the Company borrowed an additional $113.0 million under the amended agreement to pay a dividend as discussed in Note 16. Borrowings under the facility bear interest, at the Company’s option, at the LIBOR Rate plus 3.25% or Reference Rate plus 1.75%. Financial and other covenants in the amended agreement are consistent with the original agreement. Future maturities of the amended agreement are as follows (in thousands):

2007	$250
2008	1,000
2009	1,000
2010	1,000
2011	1,000
2012	189,750

Total minimum payments	$194,000

CyberMedia Dice has an equipment finance agreement under which it borrowed approximately $100,000. The agreement calls for interest only payments for the first three months, and then equal monthly installments of $4,000. The interest rate on the loan is 12% per annum. The loan is secured by the computer equipment purchased with the proceeds. The outstanding amounts were $71,000 and $23,000 as of December 31, 2005 and 2006, respectively, and are included in other liabilities.

9. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases equipment and office space under operating leases expiring at various dates through November 2011. Future minimum lease payments under non-cancelable operating leases as of December 31, 2006 are as follows (in thousands):

2007	$824
2008	627
2009	468
2010	372
2011	317

Total minimum payments	$2,608

Rent expense was $197,000 and $640,000 for the periods ended December 31, 2005 and 2006, respectively.

Restricted Cash and Letters of Credit

As of December 31, 2005 and 2006, Dice had $378,000 and $187,000, respectively, in standby letters of credit that collateralize facility lease agreements. Restricted cash, which is included in other assets in the balance sheet, collateralizes such standby letters of credit.

DICE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE PERIOD FROM JUNE 28, 2005 (INCEPTION) THROUGH DECEMBER 31, 2005

AND FOR THE YEAR ENDED DECEMBER 31, 2006

Litigation

The Company is subject to various claims from taxing authorities, lawsuits and other complaints arising in the ordinary course of business. The Company records provisions for losses when claims become probable and the amounts are estimable. Although the outcome of these legal matters cannot be determined, it is the opinion of management that the final resolution of these matters will not have a material adverse effect on the Company’s financial condition, operations or liquidity.

10. CONVERTIBLE PREFERRED STOCK

The Company’s Amended Certificate of Incorporation provides for the authorization of the Board of Directors (“Board”) at its discretion to issue up to 57,625,000 shares of convertible preferred stock with a par value of $0.01. At the time of issuance, the Board will have discretion as to the designation of each issuance, voting rights, dividend rights and rates, if any, redemption price and liquidation preference, among other provisions.

On August 31, 2005, 51,539,800 shares of convertible preferred stock were issued in exchange for total cash consideration of $111.8 million.

On October 31, 2006, 3,628,992 shares of convertible preferred stock were issued in connection with the acquisition of eFG described in Note 4. Each share was valued at that date at $6.94 for total consideration of $25.2 million.

The Company has determined that there was no embedded beneficial conversion feature attributable to the convertible preferred stock, since the initial conversion price of the preferred stock is equal to the issuance price, which was negotiated and agreed between the Company and the external investor on an arm’s length basis and, which was determined by management to approximate the fair value of the Company’s common stock at the commitment date since there was no existence of a public or active market of the Company’s common stock, nor were there any cash transactions involving the Company’s common shares that occurred prior to this date.

The rights, preferences, privileges and restrictions granted to and imposed on the convertible preferred stock are as set forth below.

Dividend provisions

The preferred stockholders are entitled to dividends only when dividends are paid to common shareholders. In the event of a dividend, the holders of the preferred shares are entitled to share in the dividend on a pro rata basis, as if their shares had been converted into shares of common stock.

Conversion rights

Any holder of preferred stock has the right, at its option, to convert the preferred shares into shares of common stock at a ratio of one preferred stock share for one common stock share. The holders of 66 2/3 of all outstanding preferred stock have the right at any time to require all the outstanding shares of preferred stock to be converted into an equal number of shares of common stock. Voting rights include the right to vote at a special or annual meeting of stockholders on all matters entitled to be voted on by holders of common stock, voting together as a single class with the common stock. There are no redemption rights associated with the preferred stock.

DICE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE PERIOD FROM JUNE 28, 2005 (INCEPTION) THROUGH DECEMBER 31, 2005

AND FOR THE YEAR ENDED DECEMBER 31, 2006

Liquidation rights

Upon the occurrence of a liquidation, the holders of the preferred shares shall be paid in cash for each share of preferred stock held, out of, but only to the extent of, the assets of the Company legally available for distribution to its stockholders, before any payment or distribution is made to any shareholders of common stock. The liquidation value is $2.17 per share, subject to adjustments for stock splits, stock dividends, combinations, or other recapitalizations of the preferred stock.

11. STOCK BASED COMPENSATION

The Company adopted the 2005 Omnibus Stock Option Plan (the “Stock Option Plan”) under which options may be granted to employees and directors to purchase shares of the Company’s common stock. Options granted under the Stock Option Plan may be options that are intended to qualify as incentive stock options and options that are not intended to so qualify. The Board or the compensation committee of the Board determines the exercise price and other conditions as specified in the Stock Option Plan; provided that, for incentive stock options, the exercise price shall not be less than 100% of the fair market value of common stock at the date of grant. No option shall have a term in excess of ten (10) years. If incentive stock options are granted to a person possessing more than 10% of the combined voting power or value of all classes of stock of the Company, the exercise price shall not be less than 110% of the Company’s common stock fair market value on the date of grant. Under the Stock Option Plan, the Board may, at its discretion, cause the options to become fully exercisable upon a change of control of the Company.

As of December 31, 2006, the Company had reserved 8,331,653 shares of common stock for the exercise of options, of which 744,515 were available for future grants.

The following table summarizes information about stock options granted and forfeited for the periods ended December 31, 2005 and 2006:

	Options	Weighted Average Exercise Price
Options outstanding - June 28, 2005	—	$—
Granted	6,301,870	$2.17

Options outstanding - December 31, 2005	6,301,870	$2.17
Granted	1,285,268	$5.70

Options outstanding - December 31, 2006	7,587,138	$2.61

The average remaining life of the options granted is 8.9 years. Options generally vest 25% after one year and then at a rate of 6.25% every three months until fully vested.

On October 20, 2006, a dividend of $0.22 per share was declared to holders of convertible preferred stock. The dividend was paid on October 27, 2006. The Board of Directors approved reducing the strike price of the 6,439,709 options outstanding at the date of the payment of the dividend by $0.19 in order to maintain the economic value of the options in comparison to the value those options had immediately prior to the dividend. The $0.19 reduction was determined by computing the value of the Company immediately prior to the payment of the dividend (and related borrowing) and comparing it to a valuation immediately after the payment (and

DICE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE PERIOD FROM JUNE 28, 2005 (INCEPTION) THROUGH DECEMBER 31, 2005

AND FOR THE YEAR ENDED DECEMBER 31, 2006

related borrowing). The options outstanding at the time of the dividend were revalued resulting in additional compensation expense of $1.0 million to be recorded over the vesting period of the options. Additional compensation expense of $253,000 was recognized in 2006 on the 1,575,698 options that were fully vested as of the date of the dividend.

As of December 31, 2006, 1,969,392 options with a fair value of $1.5 million have vested and are exercisable at a weighted average exercise price of $1.98. The vested options have an average remaining life of 8.7 years. No options were cancelled or expired during the year. As of December 31, 2006, compensation cost to be recognized in the future related to the nonvested options totaled $5.1 million and is expected to be recognized over 4 years. All nonvested options are expected to vest.

During the period ended December 31, 2005 and 2006 the Company granted the following stock options with exercise prices as follows:

Grant Date	Number of stock options issued	Fair value of common stock	Exercise price	Intrinsic value
November 7, 2005	6,301,870	$2.17	$2.17	$—
May 2, 2006	137,839	3.52	3.52	—
November 1, 2006	1,011,895	5.97	5.97	—
December 5, 2006	135,534	5.97	5.97	—

*	The fair value was determined based on the third party transaction with the Company’s preferred stock issued in connection with the acquisition of Dice Inc. The Company did not take a discount in determining the value of the common shares as compared to the Series A preferred stock, as the Board of Directors determined that the strike price for the options should equal the price paid by the preferred stockholders.
**	The fair value was determined based on a contemporaneous internal valuation prepared by management with the appropriate levels of competency.
***	The fair value was determined based on the third party transaction with the Company’s preferred stock issued in connection with the acquisition of eFG. The equity value of $6.94 per share determined in the eFG transaction was further reduced by the incurrence of indebtedness and the dilutive effect of previously issued stock options. The Board of Directors determined that the strike price for options issued at the time of the eFG acquisition should be at the value of the preferred shares.

The derived fair value of the common shares underlying the options granted on May 2, 2006 was determined based on an internal valuation prepared by management with the appropriate level of competency, using generally accepted valuation methodologies, including the guideline companies approach, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the group and the discounted cash flow method, a method within the income approach whereby the present value of future expected net cash flows is calculated using a discount rate and the guideline companies approach, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Company, to derive the total equity value of the Company. The valuation model allocated the equity value between the common shares and the preferred shares and determined the fair value of common shares based on the option-pricing method under the enterprise value allocation method. Under this method, the common shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event (for example, a merger or sale).

DICE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE PERIOD FROM JUNE 28, 2005 (INCEPTION) THROUGH DECEMBER 31, 2005

AND FOR THE YEAR ENDED DECEMBER 31, 2006

12. INCOME TAXES

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at December 31, 2005 and 2006 are as follows (in thousands):

	2005	2006
Deferred tax assets:
Net operating loss carryforward	$23,182	$18,847
Depreciation of fixed assets	941	—
Allowance for doubtful accounts	199	283
Provision for accrued expenses and other, net	60	235
AMT tax credits	295	869
Stock based compensation	72	630
Investment in Dice India	229	538
Valuation allowance	(11,782)	—

Deferred tax asset	13,196	21,402

Deferred tax liabilities:
Acquired intangibles	(32,363)	(35,500)
Foreign currency translation	—	(787)
Depreciation of fixed assets	—	(12)
Deferred revenue	(804)	(685)

Deferred tax liabilities	(33,167)	(36,984)

Net deferred tax liabilities	$(19,971)	$(15,582)

Deferred tax assets (liabilities) included in the balance sheet as of December 31, 2005 and 2006 are as follows (in thousands):

	2005	2006
Deferred income taxes—current	$2,500	$14,000
Deferred income taxes—non-current	(22,471)	(29,582)

Net deferred tax liabilities	$(19,971)	$(15,582)

Tax expense (benefit) for the periods ended December 31, 2005 and 2006 is as follows (in thousands):

	2005	2006
Current income tax expense	$—	$1,515
Deferred income tax expense (benefit)	(939)	3,127

Income tax expense (benefit)	$(939)	$4,642

DICE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE PERIOD FROM JUNE 28, 2005 (INCEPTION) THROUGH DECEMBER 31, 2005

AND FOR THE YEAR ENDED DECEMBER 31, 2006

A reconciliation of the federal statutory tax rate to the effective tax rate on continuing operations applicable to income before income tax expense (benefit) follows:

	2005	2006
Federal statutory rate	35.0%	35.0%
State taxes, net of federal effect	1.7%	4.2%
Tax effect of foreign income	—	(0.7)%

Effective tax rate	36.7%	38.5%

As of December 31, 2005 and 2006, the Company has net operating loss carryforwards for federal income tax purposes of approximately $60.2 million and $49.6 million, respectively. The carryforwards will begin to expire in 2011 if not used. Current tax expense during the year ended December 31, 2006 was reduced by $9.9 million from the benefits of the net operating loss carryforwards.

Due to the transaction described in Note 3, the amount and availability of the net operating loss carryforwards is subject to annual limitations set forth by the Internal Revenue Code Section 382. Factors such as the number of shares ultimately issued within a three-year look-back period; whether there is deemed to be a more than 50 percent change in control; the applicable long-term tax exempt bond rate; continuity of historical business; and subsequent income of the Company all enter into the annual computation of allowable annual utilization of the carryforwards. The Company determined the Section 382 limitation created by various ownership changes limits the net operating losses that are available to be used on a prospective basis to $20.6 million per year.

Realization of the Company’s net deferred tax assets is dependant upon the Company generating sufficient taxable income in future years in the appropriate tax jurisdictions to obtain a benefit from the reversal of deductible temporary differences and from tax loss carryforwards.

The Company has concluded that, based on expected future results and the future reversals of existing taxable temporary differences, it is more likely than not that the deferred tax assets will be used in the future. Accordingly, the valuation allowance that was established in 2005 was reversed in 2006, resulting in the benefit being recorded as a reduction to goodwill.

13. EMPLOYEE SAVINGS PLAN

The Company has a savings plan (the “Savings Plan”) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. For the periods ended December 31, 2005 and 2006, respectively, the Company contributed $88,000 and $413,000, respectively, to match employee contributions to the Savings Plan.

DICE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE PERIOD FROM JUNE 28, 2005 (INCEPTION) THROUGH DECEMBER 31, 2005

AND FOR THE YEAR ENDED DECEMBER 31, 2006

14. SEGMENT INFORMATION

The Company aggregates its operating segments into two reportable segments: DCS Online and eFC. Management has organized its reportable segments based upon similar geographic locations and similar economic characteristics. Both DCS Online and eFC generate revenue from sales of recruitment packages. Aggregation is based on similarity of operating segments as to economic characteristics, products, types or classes of customer and the methods of distribution. In addition to these two reportable segments, the Company has other businesses and activities that individually are not more than 10% of consolidated revenues, net income, or total assets. These include the job fair business, Dice India, and JitM and are reported in the “Other” category. The Company’s foreign operations are comprised of eFC, whose business is principally in Great Britain, and Dice India. Corporate costs are included in the DCS Online segment and are not presently allocated to the segments. Corporate expenses primarily include personnel costs related to executives and certain support staff and professional fees. The following table shows the segment information for the periods ended December 31, 2005 and 2006 (in thousands):

	2005	2006
Revenues:
DCS Online	$16,433	$77,285
eFC	—	2,923
Other	569	3,450

Total revenues	$17,002	$83,658

Depreciation:
DCS Online	$350	$1,668
eFC	—	23
Other	30	139

Total depreciation	$380	$1,830

Amortization:
DCS Online	$4,111	$11,327
eFC	—	1,242
Other	57	523

Total amortization	$4,168	$13,092

Net income (loss):
DCS Online	$(1,508)	$8,577
eFC	—	(135)
Other	(109)	(1,039)
Minority interest in net loss of subsidiary	88	296

Income (loss) from continuing operations	(1,529)	7,699
Income (loss) from discontinued operations, net of tax	(193)	(921)

Net income (loss)	$(1,722)	$6,778

DICE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE PERIOD FROM JUNE 28, 2005 (INCEPTION) THROUGH DECEMBER 31, 2005

AND FOR THE YEAR ENDED DECEMBER 31, 2006

	2005	2006
Total assets:
DCS Online	$202,542	$193,480
eFC	—	85,413
Other	2,956	22,355
Assets of discontinued operations	2,320	1,079

Total assets	$207,818	$302,327

Capital expenditures:
DCS Online	$582	$2,531
eFC	—	45
Other	—	118

Total capital expenditures	$582	$2,694

The following table shows the change in the carrying amount of goodwill by reportable segment for the periods ended December 31, 2005 and 2006 (in thousands):

	DCS Online	eFC	Other	Total
Balance, June 28, 2005	$—	$—	$—	$—

Goodwill from acquisitions during the year	99,010	—	1,878	100,888

Balance, December 31, 2005	99,010	—	1,878	100,888

Goodwill from acquisitions during the year	—	56,517	14,885	71,402
Foreign currency translation adjustment	—	2,052	—	2,052
Other goodwill adjustments	(17,890)	—	(12)	(17,902)

Balance, December 31, 2006	$81,120	$58,569	$16,751	$156,440

Other goodwill adjustments result from the finalization of the purchase price allocation of the Dice acquisition and are primarily related to income taxes.

DICE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE PERIOD FROM JUNE 28, 2005 (INCEPTION) THROUGH DECEMBER 31, 2005

AND FOR THE YEAR ENDED DECEMBER 31, 2006

15. DISCONTINUED OPERATIONS

The Company provided certification test preparation and assessment products for technology professionals through its subsidiary, MeasureUp. In February 2007, the Company decided to abandon the MeasureUp business after assessing the long-term economic viability of MeasureUp in light of its projected operating losses and the lack of an operational or strategic fit with the Company’s core business, and after unsuccessfully attempting to sell the business. All significant business activities of MeasureUp ceased on March 30, 2007. Accordingly, the Company now reflects the related assets, liabilities, and results of operations from this segment as discontinued operations for all periods presented. Expenses that are not directly identified to MeasureUp or are considered corporate overhead have not been allocated to this segment in arriving at results from discontinued operations. Summary results of operations for the former MeasureUp operating segment were as follows:

	2005	2006
Revenues	$822	$3,476
Operating expenses:
Cost of revenues	153	521
Product development	319	1,282
Sales and marketing	307	929
General and administrative	135	513
Depreciation	22	83
Amortization	190	570
Impairment of intangible assets	—	1,040

Total operating expenses	1,126	4,938

Operating loss	(304)	(1,462)
Income tax benefit	111	541

Loss from discontinued operations, net of tax	$(193)	$(921)

The assets and liabilities of MeasureUp were as follows (in thousands):

	2005	2006
Cash	$173	$150
Accounts receivable, net of allowance for doubtful accounts of $73 and $35	332	634
Prepaid and other current assets	16	24

Current assets of discontinued operations	$521	$808

Fixed assets, net	$189	$264
Intangible assets, net	1,610	—
Other assets	—	7

Non-current assets of discontinued operations	$1,799	$271

Accounts payable and accrued expenses	$255	$487
Deferred revenue	342	503

Current liabilities of discontinued operations	$597	$990

16. SUBSEQUENT EVENTS

On March 23, 2007, the Company paid a cash dividend of $107.9 million in the aggregate, or $1.95 per share, to holders of common stock and convertible preferred stock and made a payment of $4.6 million in the aggregate, or $1.95 per vested option, to holders of vested stock options in lieu of a dividend.

DICE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE PERIOD FROM JUNE 28, 2005 (INCEPTION) THROUGH DECEMBER 31, 2005

AND FOR THE YEAR ENDED DECEMBER 31, 2006

The terms of the Company’s Series A convertible preferred stock allow the holders of 66 2/3% of such stock to require that all outstanding shares of the Series A convertible preferred stock be converted into an equal number of shares of common stock at any time. The holders of 66 2/3% of all outstanding shares of the Series A convertible preferred stock have agreed to require that all outstanding shares of the Company’s Series A convertible preferred stock be converted into an equal number of shares of the Company’s common stock immediately prior to the consummation of the Company’s contemplated initial public offering. The unaudited Pro forma Balance Sheet information as of December 31, 2006 assumes the conversion upon the completion of the initial public offering of the preferred stock outstanding on December 31, 2006 into common shares.

Additionally, the Company effected a stock split on June 18, 2007, so that each share of common stock and Series A convertible preferred stock was split into 461 shares of common stock or Series A convertible preferred stock, as applicable. All share and per share amounts in the accompanying consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the stock split.

* * * * *

DICE HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands except share and per share amounts)

	December 31, 2006	March 31, 2007	Pro Forma March 31, 2007
			(Note 13)
ASSETS
Current assets
Cash and cash equivalents	$5,795	$7,370	$7,370
Marketable securities	944	947	947
Accounts receivable, net of allowance for doubtful accounts of $795, $954 and $954	15,014	14,129	14,129
Deferred income taxes—current	14,000	14,230	14,230
Prepaid and other current assets	1,290	2,008	2,008
Current assets of discontinued operations	808	294	294

Total current assets	37,851	38,978	38,978

Fixed assets, net	5,356	5,406	5,406
Acquired intangible assets, net	100,186	95,050	95,050
Goodwill	156,440	159,228	159,228
Deferred financing costs, net of accumulated amortization of $457, $608 and $608	1,972	4,060	4,060
Other assets	251	500	500
Non-current assets of discontinued operations	271	—	—

Total assets	$302,327	$303,222	$303,222

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$12,113	$10,835	$10,835
Deferred revenue	34,520	42,297	42,297
Current portion of long-term debt	—	500	500
Other current liabilities	492	341	341
Current liabilities of discontinued operations	990	558	558

Total current liabilities	48,115	54,531	54,531

Long-term debt	89,000	190,500	190,500
Deferred income taxes—non-current	29,582	21,198	21,198
Other long-term liabilities	1,295	6,673	6,673

Total liabilities	167,992	272,902	272,902

Commitments and contingencies (Note 7)
Stockholders’ equity
Convertible preferred stock, $.01 par value, authorized 57,625,000 shares; issued and outstanding: 55,168,792 shares (liquidation value $2.17) (pro forma: zero shares issued and outstanding)	552	552	—
Common stock, $.01 par value, authorized 69,150,000 shares; issued and outstanding: 92,200 shares (pro forma: 55,260,992 shares issued and outstanding)	1	1	553
Additional paid-in capital	138,077	138,651	138,651
Accumulated other comprehensive income	1,829	2,093	2,093
Accumulated deficit	(6,124)	(110,977)	(110,977)

Total stockholders’ equity	134,335	30,320	30,320

Total liabilities and stockholders’ equity	$302,327	$303,222	$303,222

See accompanying notes to the condensed consolidated financial statements.

DICE HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(in thousands except per share amounts)

	For the three months ended March 31,
	2006	2007
Revenues	$16,077	$30,540

Operating expenses:
Cost of revenues	1,110	1,897
Product development	434	980
Sales and marketing	7,128	13,601
General and administrative	2,058	4,024
Depreciation	335	651
Amortization	3,026	5,228

Total operating expenses	14,091	26,381

Operating income	1,986	4,159

Interest expense	(1,331)	(2,347)
Interest income	27	77

Income from continuing operations before income taxes and minority interest	682	1,889

Income tax expense (benefit)	262	(1,070)
Minority interest in net loss of subsidiary	53	—

Income from continuing operations	473	2,959

Discontinued operations:
Loss from discontinued operations	(232)	(537)
Income tax benefit from discontinued operations	88	5,455

Income (loss) from discontinued operations, net of tax	(144)	4,918

Net income	329	7,877
Convertible preferred stock dividends	—	(107,718)

Income (loss) attributable to common stockholders	$329	$(99,841)

Basic earnings (loss) per share:
From continuing operations	$0.01	$(1,136.21)
From discontinued operations	0.00	53.34

	$0.01	$(1,082.87)

Diluted earnings (loss) per share:
From continuing operations	$0.01	$(1,136.21)
From discontinued operations	0.00	53.34

	$0.01	$(1,082.87)

Pro forma basic and diluted loss per share from continuing operations		$(0.50)

See accompanying notes to the condensed consolidated financial statements.

DICE HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands)

	Three Months Ended March 31,
	2006	2007
Cash flows provided by operating activities:
Net income	$329	$7,877

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	335	651
Amortization	3,026	5,228
Deferred income taxes	74	(7,386)
Amortization of deferred financing costs	78	151
Share based compensation	237	574
Changes in operating assets and liabilities:
Accounts receivable	(51)	1,062
Prepaid expenses and other assets	(93)	(724)
Accounts payable and accrued expenses	(877)	(1,732)
Deferred revenue	6,665	7,752
Other, net	(152)	1,141

Net cash provided by operating activities of continuing operations	9,571	14,594

Cash flows used for investing activities:
Purchases of fixed assets	(793)	(631)
Purchases of marketable securities	(100)	—
Maturities and sales of marketable securities	99	—
Amounts paid under Targeted Job Fairs acquisition agreement	(133)	—
Other, net	—	(15)

Net cash used for investing activities of continuing operations	(927)	(646)

Cash flows used for financing activities:
Proceeds from long-term debt	—	113,000
Payments on long-term debt	(9,000)	(11,000)
Dividends paid on convertible preferred stock	—	(107,718)
Dividends paid on common stock	—	(180)
Payments to holders of vested stock options in lieu of dividends	—	(4,602)
Financing costs paid	—	(2,239)

Net cash used for financing activities of continuing operations	(9,000)	(12,739)

Net cash provided by operating activities of discontinued operations	173	352
Net cash used in investing activities of discontinued operations	(6)	(6)

Net cash provided by discontinued operations	167	346

Effect of exchange rate changes	—	20

Net change in cash and cash equivalents for the period	(189)	1,575
Cash and cash equivalents, beginning of period	3,363	5,795

Cash and cash equivalents, end of period	$3,174	$7,370

See accompanying notes to the condensed consolidated financial statements.

DICE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements of Dice Holdings, Inc. (“DHI” or the “Company”) have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted and condensed pursuant to such rules and regulations. In the opinion of the Company’s management, all adjustments (consisting of only normal and recurring accruals) have been made to present fairly the financial positions, the results of operations and cash flows for the periods presented. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. Although the Company believes that the disclosures are adequate to make the information presented not misleading, these financial statements should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2006, that are included elsewhere in this registration statement.

Preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the period. Management believes the most complex and sensitive judgments, because of their significance to the consolidated financial statements, result primarily from the need to make estimates about the effects of matters that are inherently uncertain. Actual results could differ materially from management’s estimates. There have been no significant changes in the Company’s assumptions regarding critical accounting estimates during the first three months of 2007.

2. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not impose fair value measurements on items not already accounted for at fair value; rather it applies, with certain exceptions, to other accounting pronouncements that either require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of adopting SFAS 157 on its consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS 109”), and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a return. Guidance is also provided on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was adopted by the Company on January 1, 2007. See Note 10.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of adopting SFAS 159 on its consolidated financial statements.

DICE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

3. DISCONTINUED OPERATIONS

The Company provided certification test preparation and assessment products for technology professionals through its subsidiary, MeasureUp. In February 2007, the Company decided to abandon the MeasureUp business after assessing the long-term economic viability of MeasureUp in light of its projected operating losses and the lack of an operational or strategic fit with the Company’s core business, and after unsuccessfully attempting to sell the business. All significant business activities of MeasureUp ceased on March 30, 2007. Accordingly, the Company now reflects the related assets, liabilities, and results of operations from this segment as discontinued operations for all periods presented. Expenses that are not directly identified to MeasureUp or are considered corporate overhead have not been allocated to this segment in arriving at results from discontinued operations. Summary results of operations for the former MeasureUp operating segment were as follows (in thousands):

	Three Months Ended March 31,
	2006	2007
Revenues	$830	$835
Operating expenses:
Cost of revenues	135	173
Product development	342	600
Sales and marketing	272	288
General and administrative	147	332
Depreciation	23	16
Amortization	143	—
Other expense (income)	—	(37)

Total operating expenses	1,062	1,372

Operating loss	(232)	(537)

Income tax benefit	88	5,455

Income (loss) from discontinued operations	$(144)	$4,918

The assets and liabilities of MeasureUp were as follows (in thousands):

	December 31, 2006	March 31, 2007
Cash	$150	$33
Accounts receivable, net of allowance for doubtful accounts of $35 and $163	634	254
Prepaid and other current assets	25	7

Current assets of discontinued operations	$809	$294

Fixed assets, net	$264	$—
Other assets	7	—

Non-current assets of discontinued operations	$271	$—

Accounts payable and accrued expenses	$487	$385
Deferred revenue	503	173

Current liabilities of discontinued operations	$990	$558

Intangible assets related to MeasureUp were written off in the fourth quarter of 2006. There was no goodwill associated with MeasureUp.

DICE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

4. ACQUISITION OF eFINANCIALGROUP LIMITED

On October 31, 2006, DHI acquired all of the outstanding shares of eFinancialGroup Limited (“eFG”) which operates career management services for finance, accounting and capital markets and financial services professionals. At the time of the acquisition, eFG was the parent of (1) eFinancialCareers Limited, a global financial markets career website for capital markets and financial services professionals, (2) JobsintheMoney.com, Inc. (“JitM”), a career website for accounting and finance professionals in the United States, and (3) eFinancialNews Limited (“eFN”), which publishes financial news periodicals.

DHI acquired all of the outstanding stock of eFG in exchange for a total of $106.3 million in cash and 3,628,992 shares of convertible preferred stock of DHI valued at $25.2 million, net of cash acquired of $3.9 million. Each shareholder of eFG was given the option to receive cash, convertible preferred stock of DHI or a combination of both. The value of the preferred stock was based on the amount of cash that each eFG shareholder was entitled to receive in lieu of convertible preferred stock of DHI. Immediately after the acquisition of eFG, eFN was sold to a company controlled by a group of former eFG shareholders for total consideration of $41.6 million, resulting in a net purchase price for the remaining eFG business, which was comprised of eFC and JitM, of $89.9 million in cash and convertible preferred stock. The cash portion of the acquisition, including transaction costs, was financed by borrowings of $67.0 million, plus cash on hand.

The Company incurred a total of $3.2 million of direct costs associated with the transaction. Of that amount, $.9 million was capitalized as debt issuance costs. The remaining $2.3 million was included as consideration paid in the allocation of the purchase price.

The purchase price allocation is substantially complete. Adjustments to goodwill during the three month period ended March 31, 2007 are primarily related to income taxes. An adjustment to goodwill related to deferred income taxes may result from the Company’s finalization of the review of the tax positions of eFG. The initial purchase price allocation of eFG based upon management’s estimates at the date of acquisition, in millions of dollars, is as follows:

Assets:
Cash and cash equivalents	$3.9
Accounts receivable	4.8
Prepaid and other current assets	0.2
Fixed assets	0.3
Acquired intangible assets	27.1
Goodwill	70.9
Other assets	41.6

Assets acquired	$148.8

Liabilities:
Accounts payable and accrued expenses	$5.0
Deferred income taxes	8.8
Deferred revenue	1.2

Liabilities assumed	$15.0

DICE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

The acquired intangible assets consist of the following, in millions of dollars:

Technology	$2.7
Trademarks and brand names	7.2
Customer lists	12.1
Order backlog	1.4
Candidate database	3.5
Leasehold interests	0.2

Acquired intangible assets	$27.1

The portion of the purchase price allocated to eFN is included above in Other assets. The $41.6 million was received by DHI immediately subsequent to the closing of the sale of eFN on October 31, 2006.

The following pro forma condensed consolidated results of operations assume that the acquisition of eFG was completed as of January 1, 2006 (in millions except per share amounts):

March 31, 2006
Revenues	$20.6
Net loss	(1.4)
Loss per share	$15.55

The pro forma financial information represents the historical operating results of the combined company with adjustments for purchase accounting and is not necessarily indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the period presented. The pro forma adjustments included adjustments for interest on borrowings and amortization of acquired intangible assets and deferred financing costs as well as the related income tax impacts of such adjustments.

5. ACQUIRED INTANGIBLE ASSETS, NET

Below is a summary of the major acquired intangible assets and weighted average amortization periods for the acquired identifiable intangible assets (in thousands):

	As of December 31, 2006
	Acquired Cost	Accumulated Amortization	Foreign Currency Translation Adjustment	Acquired Intangible Assets, Net	Weighted Average Amortization Period
Technology	$12,700	$(3,487)	$98	$9,311	3.75 years
Trademarks and brand names—Dice	39,000	—	—	39,000	Indefinite
Trademarks and brand names—Other	7,600	(352)	207	7,455	5 years
Customer lists	36,700	(7,115)	374	29,959	4.5 years
Order backlog	2,000	(1,076)	36	960	.5 years
Candidate database	18,500	(5,196)	47	13,351	3.75 years
Leasehold interests	154	(8)	4	150	3 years

Acquired intangible assets, net	$116,654	$(17,234)	$766	$100,186

DICE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

	As of March 31, 2007
	Acquired Cost	Accumulated Amortization	Foreign Currency Translation Adjustment	Acquired Intangible Assets, Net	Weighted Average Amortization Period
Technology	$12,700	$(4,347)	$111	$8,464	3.75 years
Trademarks and brand names—Dice	39,000	—	—	39,000	Indefinite
Trademarks and brand names—Other	7,600	(745)	238	7,093	5 years
Customer lists	36,700	(9,138)	428	27,990	4.5 years
Order backlog	2,000	(1,801)	42	241	.5 years
Candidate database	18,500	(6,430)	54	12,124	3.75 years
Leasehold interests	154	(21)	5	138	3 years

Acquired intangible assets, net	$116,654	$(22,482)	$878	$95,050

6. INDEBTEDNESS

On March 21, 2007, the Company entered into an Amended and Restated Financing Agreement, resulting in total borrowings of $194.0 million. The financing agreement provides for a revolving credit facility of $75.0 million and a term loan facility of $125.0 million, and matures on March 21, 2012. Quarterly payments of $250,000 are due on the term loan facility beginning on October 1, 2007. Immediately prior to entering into the amended agreement, the Company had $81.0 million outstanding under the then existing facility. On March 21, 2007, the Company borrowed an additional $113.0 million under the amended agreement. Borrowings under the facility bear interest, at the Company’s option, at the LIBOR Rate plus 3.25% or Reference Rate plus 1.75%. Financial and other covenants in the amended agreement are consistent with the original agreement. The Company was in compliance with all such covenants as of March 31, 2007.

The amounts borrowed and terms of the financing agreement as of December 31, 2006 and March 31, 2007 are as follows (dollars in thousands):

	December 31, 2006	March 31, 2007
Total Revolving Credit Facility	$110,000	$75,000
Total Term Loan Facility	—	$125,000

Amounts Borrowed:
LIBOR Rate Loans	$87,000	$189,000
Reference Rate Loans	2,000	2,000

Total Borrowed	$89,000	$191,000

Interest Rates:
LIBOR Option:
Interest Margin	3.50%	3.25%
Minimum LIBOR rate	3.00%	3.00%
Actual interest rates	8.85% to 9.40%	8.57% to 9.40%

Reference Rate Option:
Interest Margin	0.75%	1.75%
Minimum Reference Rate	6.00%	6.00%
Actual interest rate	9.00%	10.00%

DICE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

Future maturities as of March 31, 2007 are as follows (in thousands):

April 1, 2007 through December 31, 2007	$250
2008	1,000
2009	1,000
2010	1,000
2011	1,000
2012	186,750

Total minimum payments	$191,000

7. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases equipment and office space under operating leases expiring at various dates through November 2011. Future minimum lease payments under non-cancelable operating leases as of March 31, 2007 are as follows (in thousands):

April 1, 2007 to December 31, 2007	$602
2008	627
2009	468
2010	372
2011	317

Total minimum payments	$2,386

Rent expense was $100,000 and $196,000 for the three months ended March 31, 2006 and 2007, respectively.

Restricted Cash and Letters of Credit

As of December 31, 2006 and March 31, 2007, Dice had $187,000 and $57,000, respectively, in standby letters of credit that collateralize facility lease agreements. Restricted cash, which is included in other assets in the condensed consolidated balance sheet, collateralizes such standby letters of credit.

Litigation

The Company is subject to various claims from taxing authorities, lawsuits and other complaints arising in the ordinary course of business. The Company records provisions for losses when claims become probable and the amounts are estimable. Although the outcome of these legal matters cannot be determined, it is the opinion of management that the final resolution of these matters will not have a material adverse effect on the Company’s financial condition, operations or liquidity.

8. EQUITY TRANSACTIONS

On March 23, 2007, the Company paid a cash dividend of $107.9 million in the aggregate, or $1.95 per share, to holders of common stock and convertible preferred stock and made a payment of $4.6 million in the aggregate, or $1.95 per vested option, to holders of vested stock options in lieu of a dividend. The payments made to holders of vested stock options in lieu of dividends increased the accumulated deficit.

DICE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

9. STOCK BASED COMPENSATION

The Company has a plan to grant stock options to certain employees and directors of the Company and its subsidiaries. Compensation expense is recorded in accordance with SFAS 123 (Revised 2004), Share-Based Payment for stock options awarded to employees in return for employee service. The expense is measured at the grant-date fair value of the award and recognized as compensation expense on a straight-line basis over the employee service period, which is the vesting period. The Company does not expect forfeitures to occur and records expense based upon the number of awards expected to vest.

The fair value of options granted during the period ended March 31, 2007 was estimated on the grant date using Black-Scholes option-pricing model using the weighted average assumptions in the table below. Because the Company’s stock is not publicly traded, the average historical volatility rate for a similar entity was used. The expected life of options granted is derived from historical exercise behavior. The risk—free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. There were no options issued in the first three months of 2006.

For Three Months Ended March 31, 2007
The weighted average fair value of options granted	$1.29
Dividend yield	0.00%
Weighted average risk-free interest rate	4.69%
Weighted average expected volatility	35.51%
Expected life (in years)	4

The net income effect of stock based compensation expense for the three month periods ended March 31, 2006 and 2007 was $237,000 and $574,000, respectively. At March 31, 2007, there was $13.1 million of unrecognized compensation expense related to unvested stock options, which is expected to be recognized over a weighted-average period of nearly 4 years.

During the three months ended March 31, 2007 the Company granted the following stock options with exercise prices as follows:

Grant Date	Number of stock options issued	Fair value of common stock	Exercise price	Intrinsic value
January 31, 2007	18,440	$6.55	$6.55	$—
January 31, 2007	628,804	6.55	8.27	—
March 27, 2007	192,698	6.89	6.89	—

The fair value was determined based on a contemporaneous internal valuation prepared by management with the appropriate levels of competency.

DICE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

The following table summarizes activity for the three months ended March 31, 2007:

	Options	Weighted Average Exercise Price
Options outstanding—December 31, 2006	7,587,138	$1.38
Granted	839,942	$6.54
Forfeited	(157,662)	$3.20

Options outstanding—March 31, 2007	8,269,418	$1.87

Exercisable at March 31, 2007	2,415,640	$1.97

On March 23, 2007, the Company paid a cash dividend of $107.9 million in the aggregate, or $1.95 per share, to holders of common stock and convertible preferred stock and made a payment of $4.6 million in the aggregate, or $1.95 per vested option, to holders of vested stock options in lieu of a dividend. The Board of Directors approved reducing the strike price of the non-vested options outstanding at the date of the payment of the dividend by $1.78 in order to maintain the economic value of the options in comparison to the value those options had immediately prior to the dividend. The unvested options outstanding at the time of the dividend were revalued resulting in additional compensation expense of $7.9 million to be recorded over the vesting period of the options.

The following table summarizes information about options outstanding as of March 31, 2007:

	Options Outstanding		Options Exercisable
Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life	Number Exercisable	Weighted- Average Exercise Price
		(in years)
$.20	3,944,777	8.4	—	$—
$1.54	79,292	9.1	58,547	1.54
$1.98	2,357,093	8.4	2,357,093	1.98
$4.19	1,048,314	9.6	—	—
$4.77	18,440	9.8	—	—
$6.49	628,804	9.8	—	—
$6.89	192,698	10.0	—	—

	8,269,418		2,415,640

10. INCOME TAXES

A reconciliation of the federal statutory tax rate to the effective tax rate on continuing operations applicable to income before income tax expense (benefit) follows:

	March 31, 2006	March 31, 2007
Federal statutory rate	35.0%	35.0%
Tax effect of permanent items	—	(85.3)%
State taxes, net of federal effect	3.4%	(2.2)%
Tax effect of foreign income	—	(4.1)%

Effective tax rate	38.4%	(56.6)%

DICE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

During the three month period ended March 31, 2007, the permanent item impacting the effective tax rate is payments to the holders of vested stock options in lieu of dividends of $4.6 million.

As of December 31, 2006 and March 31, 2007, the Company has net operating loss carryforwards for federal income tax purposes of approximately $49.6 million and $65.9 million, respectively. The carryforwards will begin to expire in 2011 if not used. For income tax purposes, the amount of net operating loss allowable to offset income after a change in ownership is limited under IRC Section 382. The Company determined the Section 382 limitation created by various ownership changes limits the net operating losses that are available to be used on a prospective basis to $20.6 million per year. The Company has concluded that, based on expected future results and the future reversals of existing taxable temporary differences, it is more likely than not that the deferred tax assets will be used in the future and, therefore, no valuation allowance has been recorded.

The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”) on January 1, 2007. As a part of the implementation of FIN 48, the Company made a comprehensive review of its portfolio of uncertain tax positions in accordance with recognition standards established by FIN 48. An uncertain tax position represents the Company’s expected treatment of a tax position taken in a filed tax return, or planned to be taken in a tax return not yet filed, that has not been reflected in measuring income tax expense for financial reporting purposes. The adoption of FIN 48 resulted in a decrease to retained earnings by approximately $230,000 and an increase in accrued expenses for uncertain tax positions and related interest by a corresponding amount. Additionally, goodwill and accrued expenses were increased for uncertain tax positions by approximately $4.0 million to reflect the measurement under the rules of FIN 48 for uncertain tax positions related to previous business combinations. After recognizing these impacts at the adoption of FIN 48, the total unrecognized tax benefits were approximately $4.3 million. Of this amount, approximately $345,000 would impact our effective tax rate if recognized, and the difference of $4.0 million primarily results from federal tax impacts on state issues and items that would impact goodwill and would not impact the effective rate if it were subsequently determined that such liability were not required. Interest and penalties related to unrecognized tax benefits are recognized in income tax expense. Interest and penalties comprise an insignificant portion of our accrued expenses for uncertain tax positions.

The Company files income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. None of the Company’s tax returns are currently under examination. The Company does not believe it is reasonably possible that the total amount of unrecognized tax benefits will change significantly during the next twelve months.

DICE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

11. SEGMENT INFORMATION

The Company aggregates its operating segments into two reportable segments: DCS Online and eFC. Management has organized its reportable segments for based upon similar geographic location and similar economic characteristics. Both DCS Online and eFC generate revenue from sales of recruitment packages. Aggregation is based on similarity of operating segments as to economic characteristics, products, types or classes of customer and the methods of distribution. In addition to these two reportable segments, the Company has other businesses and activities that individually are not more than 10% of consolidated revenues, net income, or total assets. These include the job fair business, Dice India, and JitM and are reported in the “Other” category. The Company’s foreign operations are comprised of eFC, whose business is principally in Great Britain, and Dice India. Corporate costs are included in the DCS Online segment and are not presently allocated to the segments. Corporate expenses primarily include personnel costs related to executives and certain support staff and professional fees. The following table shows the segment information for the periods ended March 31, 2006 and 2007 (in thousands):

	March 31, 2006	March 31, 2007
Revenues:
DCS Online	$15,441	$23,351
eFC	—	5,145
Other	636	2,044

Total revenues	$16,077	$30,540

Depreciation:
DCS Online	$324	$561
eFC	—	38
Other	11	52

Total depreciation	$335	$651

Amortization:
DCS Online	$2,983	$2,650
eFC	—	1,879
Other	43	699

Total amortization	$3,026	$5,228

Net income:
DCS Online	$415	$3,418
eFC	—	892
Other	5	(1,351)
Minority interest	53	—

Income from continuing operations	473	2,959
Income (loss) from discontinued operations	(144)	4,918

Net income	$329	$7,877

Capital expenditures:
DCS Online	$793	$573
eFC	—	47
Other	—	11

Total capital expenditures	$793	$631

DICE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

The following table shows the segment information as of December 31, 2006 and March 31, 2007 (in thousands):

	December 31, 2006	March 31, 2007
Total assets:
DCS Online	$193,480	$196,965
eFC	85,413	84,924
Other	22,355	21,039
Assets of discontinued operations	1,079	294

Total assets	$302,327	$303,222

The following table shows the change in the carrying amount of goodwill by reportable segment as of December 31, 2006 and the changes in goodwill for the three month period ended March 31, 2007 (in thousands):

	DCS Online	eFC	Other	Total
Balance, December 31, 2006	$81,120	$58,569	$16,751	$156,440
Foreign currency translation adjustment	—	307	—	307
Adoption of FIN 48	3,658	337	—	3,995
Other goodwill adjustments	—	(972)	(542)	(1,514)

Balance, March 31, 2007	$84,778	$58,241	$16,209	$159,228

Other goodwill adjustments result from adjustments to the purchase price allocation of the eFG acquisition and are primarily related to income taxes.

DICE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

12. EARNINGS PER SHARE

Basic earnings per share (“EPS”) is computed based on the weighted average number of shares of common stock outstanding. Diluted EPS is computed based on the weighted average outstanding common stock plus common stock equivalents assuming exercise of stock options and conversion of outstanding convertible securities, where dilutive. The impact of 55,168,792 shares of preferred stock were anti-dilutive in the three month period ended March 31, 2007 historical period and therefore were excluded from the calculation of diluted EPS. Additionally, 8,269,418 common stock options were anti-dilutive during the three month period ended March 31, 2007 historical and pro forma periods and therefore were excluded from the calculation of dilutive EPS.

Pro forma adjusted loss per share gives effect to the conversion of preferred shares to common stock and the issuance of 6,700,000 shares of common stock by the Company in the offering at an assumed offering price of $12.00 per share (representing the mid-point of the range set forth on the cover of this prospectus), reflecting that number of shares sufficient to replace the capital in excess of earnings withdrawn through the October 2006 dividend and March 2007 dividend assuming the underwriters have not exercised their over-allotment option. The following is a calculation of basic and diluted loss per share and weighted average shares outstanding for continuing operations and discontinued operations (in thousands except share and per share amounts):

	For the three months ended March 31,
	2006 Historical	2007 Historical	2007 Pro Forma
Net income from continuing operations	$473	$2,959	1,884
Preferred dividend	—	(107,718)	(107,718)
Preferred securities participating in earnings available to common shareholders	(472)	—	—
Offering proceeds, net of commissions	—	—	74,772

Income available to common stockholders from continuing operations—basic	$1	$(104,759)	$(31,062)

Income available to common shareholders from continuing operations—diluted	$473	$(104,759)	$(31,062)

Net income (loss) from discontinued operations	$(144)	$4,918
Preferred securities participating in earnings available to common shareholders	144	—

Income available to common stockholders from discontinued operations—basic and diluted	$—	$4,918

Weighted average shares outstanding—basic	92,200	92,200	92,200
Add shares issuable upon conversion of preferred securities	51,539,800	—	55,168,792
Add shares issuable upon exercise of stock options	517,717	—	—
Add shares to be issued in this offering	—	—	6,700,000

Weighted average shares outstanding—diluted	52,149,717	92,200	61,960,992

Basic and Diluted Earnings (Loss) Per Share:
From continuing operations	$0.01	$(1,136.21)	$(0.50)

From discontinued operations	0.00	53.34

	$0.01	$(1,082.87)

DICE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

13. SUBSEQUENT EVENTS

The terms of the Company’s Series A convertible preferred stock allow the holders of 66 2/3% of such stock to require that all outstanding shares of the Series A convertible preferred stock be converted into an equal number of shares of common stock at any time. The holders of 66 2/3% of all outstanding shares of the Series A convertible preferred stock have agreed to require that all outstanding shares of the Company’s Series A convertible preferred stock be converted into an equal number of shares of the Company’s common stock immediately prior to the consummation of the Company’s contemplated initial public offering. The unaudited Pro forma Balance Sheet information as of December 31, 2006 assumes the conversion upon the completion of the initial public offering of the preferred stock outstanding on December 31, 2006 into common shares.

Additionally, the Company effected a stock split on June 18, 2007, so that each share of common stock and Series A convertible preferred stock was split into 461 shares of common stock or Series A convertible preferred stock, as applicable. All share and per share amounts in the accompanying consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the stock split.

Pro forma adjusted loss per share gives effect to the conversion of preferred shares to common stock, the stock split, and the issuance of 6,700,000 shares of the Company at an assumed offering price of $12.00 per share (representing the mid-point of the range set forth on the cover of this prospectus), reflecting that number of shares sufficient to fund the March 2007 dividend assuming the underwriters have not exercised their over-allotment option.

* * * * *

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

The Board of Directors

Dice Inc. and subsidiaries

We have audited the accompanying consolidated balance sheets of Dice Inc. and subsidiaries as of August 31, 2005 (before the purchase transaction as described in Notes 1 and 2) and December 31, 2004, and the related statements of operations, stockholders’ equity and comprehensive income, and cash flows for the eight-month period ended August 31, 2005 (before the transaction described in Notes 1 and 2) and the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dice Inc. and subsidiaries as of August 31, 2005 (before the purchase transaction as described in Notes 1 and 2) and December 31, 2004 and the consolidated results of its operations and its cash flows for the eight-month period ended August 31, 2005 (before the transaction described in Notes 1 and 2) and the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/    LWBJ, LLP

West Des Moines, Iowa

January 20, 2006 except for Notes 7 and 12 which are dated as of April 4, 2007, and Note 13 which is dated as of May 15, 2007

DICE INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2004 and August 31, 2005

(in thousands except share and per share amounts)

	2004	2005
ASSETS
Current assets
Cash and cash equivalents	$11,945	$33,940
Marketable securities	10,613	1,594
Accounts receivable, net of allowance for doubtful accounts of $509 and $551 for 2004 and 2005, respectively	3,020	3,685
Prepaid expenses and other current assets	599	1,005
Current assets of discontinued operations	1,024	625

Total current assets	27,201	40,849
Fixed assets, net	2,169	3,255
Intangible assets, net	16,896	14,157
Deferred tax asset, net	3,625	2,778
Reorganization value in excess of amounts allocated to identifiable assets	357	—
Goodwill	314	1,941
Restricted cash	567	596
Other assets, net	49	87
Non-current assets of discontinued operations	912	899

Total assets	$52,090	$64,562

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$4,792	$5,106
Deferred revenue	10,358	15,592
Amounts due under acquisition agreements	425	846
Federal income tax payable	101	194
Other current liabilities	60	72
Current liabilities of discontinued operations	652	867

Total current liabilities	16,388	22,677
Other liabilities	242	190

Minority interest in net assets of subsidiary	—	263

Commitments and contingencies

Stockholders’ equity
Preferred stock, no par value; 20,000 shares authorized; none issued	—	—
Common stock, par value $.01; 40,000 shares authorized; 20,000 shares issued; 19,993 shares outstanding	—	—
Additional paid-in capital	35,133	35,133
Unearned stock-based compensation	(70)	(23)
Accumulated other comprehensive loss	(67)	(7)
Treasury stock, 7 shares	(11)	(11)
Retained earnings	475	6,340

Total stockholders’ equity	35,460	41,432

Total liabilities and stockholders’ equity	$52,090	$64,562

The accompanying notes are an integral part of these consolidated financial statements.

DICE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended December 31, 2004

and the eight months ended August 31, 2005

(in thousands except per share amounts)

	2004	2005
Revenues	$32,232	$33,876

Operating expenses:
Cost of revenues	2,392	2,398
Product development	1,557	1,048
Sales and marketing	15,002	13,853
General and administrative	6,246	4,710
Depreciation	2,030	990
Amortization	1,378	1,248

Total operating expenses	28,605	24,247

Income from operations	3,627	9,629

Realized loss on sales of investments	—	(160)
Interest and other income, net	176	459

Income from continuing operations before taxes and minority interest	3,803	9,928
Income tax expense	2,162	4,155
Minority interest in net loss of subsidiary	—	224

Income from continuing operations	1,641	5,997

Discontinued operations:
Income (loss) from discontinued operations	267	(221)
Income tax benefit (expense) of discontinued operations	(106)	89

Income (loss) from discontinued operations, net of tax	161	(132)

Net income	$1,802	$5,865

Basic earnings (loss) per share:
From continuing operations	$82.08	$299.95
From discontinued operations	8.05	(6.60)

	$90.13	$293.35

Diluted earnings (loss) per share:
From continuing operations	$77.27	$268.18
From discontinued operations	7.58	(5.90)

	$84.85	$262.28

The accompanying notes are an integral part of these consolidated financial statements.

DICE INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(in thousands except share and per share amounts)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Unearned Stock- Based Compensation	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Retained Earnings (Deficit)	Total	Comprehensive Income
	Shares	Amount	Shares	Amount				Shares	Amount
Balance at January 1, 2004	—	$—	19,994	$—	$35,130	$(140)	$(4)	6	$(10)	$(1,327)	$33,649
Amortization of unearned stock-based compensation						70					70
Cash received related to equity distribution					3						3
Acquisition of treasury stock			(1)					1	(1)		(1)
Comprehensive income:
Reclassification adjustment for losses on available for sale securities included in net income							(63)				(63)	$(63)
Net income										1,802	1,802	1,802

Comprehensive income												$1,739

Balance at December 31, 2004	—	$—	19,993	$—	$35,133	$(70)	$(67)	7	$(11)	$475	$35,460

Amortization of unearned stock-based compensation
Comprehensive income:						47					47
Reclassification adjustment for losses on available for sale securities included in net income							60				60	60
Net income										5,865	5,865	5,865

Comprehensive income												$5,925

Balance at August 31, 2005	—	$—	19,993	$—	$35,133	$(23)	$(7)	7	$(11)	$6,340	$41,432

The accompanying notes are an integral part of these consolidated financial statements.

DICE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31, 2004

and the eight months ended August 31, 2005

(in thousands)

	2004	2005
Cash flows from operating activities:
Net income	$1,802	$5,865
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,030	990
Amortization	1,378	1,248
Deferred taxes	2,167	3,873
Provision for doubtful accounts	300	159
Charge related to issuance of stock options	70	47
Changes in operating assets and liabilities:
Accounts receivable	(1,482)	(824)
Prepaid expenses and other assets	651	(490)
Accounts payable and accrued expenses	2,257	294
Deferred revenue	5,045	5,456
Other, net	(201)	(76)

Net cash provided by operating activities of continuing operations	14,017	16,542

Cash flows from investing activities:
Purchases of fixed assets	(1,046)	(2,076)
Acquisition of ClearanceJobs.com assets	(478)	(400)
Acquisition of Targeted Job Fairs assets	—	(1,466)
Purchases of marketable securities	(10,713)	(4,802)
Maturities and sales of marketable securities	2,640	13,876

Net cash provided by (used in) investing activities of continuing operations	(9,597)	5,132

Cash flows from financing activities:
Issuance of common stock, net	3	—
Payments of principal on capital leases	(414)	(61)

Net cash used in financing activities of continuing operations	(411)	(61)

Net cash provided by operating activities of discontinued operations	259	632
Net cash used in investing activities of discontinued operations	(524)	(250)

Net cash provided by (used in) discontinued operations	(265)	382

Net change in cash and cash equivalents for the period	3,744	21,995
Cash and cash equivalents, beginning of period	8,201	11,945

Cash and cash equivalents, end of period	$11,945	$33,940

Supplemental cash flow information:
Interest paid	$44	$15
Taxes paid	$16	$145

The accompanying notes are an integral part of these consolidated financial statements.

DICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2005

NOTE 1—BASIS OF PRESENTATION AND COMPANY BACKGROUND

Business

Dice Inc. (“Dice” or the “Company”), a Delaware corporation, provides online recruiting and career development services. Dice provides services to hire, train and retain technology, engineering and security-cleared professionals through its two principal operating subsidiaries, Dice Career Solutions, Inc. (“DCSI”), which operates career management services businesses for technology, engineering and security-cleared professionals, and MeasureUp, Inc. (“MeasureUp”), a provider of certification test preparation and assessment products for technology professionals.

Basis of Presentation

The accompanying consolidated financial statements and related notes are presented as of and for the year ended December 31, 2004, and as of and for the eight-month period ended August 31, 2005. The results as of August 31, 2005 and for the eight month period ended August 31, 2005 include operating activity on August 31, 2005, but exclude the effects of the transaction described in Note 2 below, which were recorded as of the end of business on August 31, 2005. Accordingly, the accompanying consolidated financial statements do not include the effects of the transaction described in Note 2, including:

•	equity contributions, use of Company cash and borrowings used to effect the transaction described in Note 2;

•	allocation of the purchase price to identifiable tangible and intangible assets and assumed liabilities, with the excess being classified as goodwill;

•	75 options that were granted in June 2005, which were not effective until the closing of the transaction, and resulted in stock-based compensation costs of $512,700; and

•	compensation costs associated with the change in control provision which is part of the Company’s stock option plan (see Note 9).

Capital Restructuring Plan

On February 14, 2003 (the “Petition Date”), Dice filed a voluntary petition (the “Petition”) under Chapter 11 of the United States Bankruptcy Code for the purpose of confirming its pre-arranged Joint Plan of Reorganization (the “Plan”) dated February 14, 2003. The Plan was confirmed by the Bankruptcy Court on June 24, 2003 (the “Confirmation Date”) and became effective as of the close of business on June 30, 2003 (the “Effective Date”).

The Plan eliminated all of the Company’s outstanding 7% Convertible Subordinated Notes due in 2005 in exchange for the issuance of 19,000 shares of Reorganized Dice Common Stock to the note holders. The Plan also provided for the 130 largest beneficial holders of old Dice stock to receive a pro rata allocation of 1,000 shares of Reorganized Dice Common Stock. In addition to their 5% ownership, holders of old Dice stock who received new common stock also received warrants to acquire an additional 8% of Reorganized Dice Common Stock. These warrants have an exercise price which would equate to an equity value for Reorganized Dice of $69.4 million in the aggregate. The Dice shareholders who were not among the 130 largest holders received a pro rata allocation of $50,000 in cash. Under the Plan, all of the Company’s previously outstanding capital stock and options were canceled effective as of the Effective Date.

As of August 31, 2005 (before the purchase transaction described in Note 2), the Company had completed the issuance of the 19,000 shares to the note holders and 927 shares issuable to holders of old Dice stock. The remaining 73 shares issuable to holders of old Dice stock are held by the Company on behalf of certain beneficial holders pending resolution of the identification and confirmation of their ownership of old Dice stock and their entitlement to any such shares.

DICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

August 31, 2005

Fresh-Start Accounting

In connection with the Company’s filing for protection under Chapter 11 and with the emergence of Dice from Chapter 11 protection, the provisions outlined under the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code,”( “SOP 90-7”) were applied. SOP 90-7 provides guidance with respect to accounting and classification of items while in bankruptcy and guidance with respect to financial reporting upon emergence from Chapter 11 (“Fresh-Start Accounting”). Upon applying Fresh-Start Accounting, a new reporting entity is deemed to be created, and the recorded amounts of assets and liabilities are adjusted to reflect their estimated fair values.

The consolidated balance sheet as of June 30, 2003 reflected reorganization adjustments related to the exchange of debt for equity by the note holders, the settlement of unsecured trade claims at amounts less than carrying value, and the adoption of Fresh-Start Accounting.

NOTE 2—ACQUISITION OF DICE INC.

On July 9, 2005, the Company entered into an Agreement and Plan of Merger (the “Agreement”) with Dice Holdings, Inc., a company formed by Quadrangle Group LLC, and its affiliates (collectively, “Quadrangle”), and General Atlantic Partners LLC, and its affiliates (collectively, “General Atlantic”). Under the terms of the Agreement, Dice Holdings, Inc. acquired all of the outstanding stock, warrants and stock options of the Company in exchange for a total of $197.0 million in cash, less certain transaction related costs resulting in net proceeds to the equity holders of Dice of approximately $196.8 million. The acquisition was financed by equity contributions of $111.8 million, the use of cash held by Dice totaling approximately $25.0 million, and borrowings of $60.0 million.

The transaction closed on August 31, 2005, at which time Dice Holdings, Inc. acquired all assets and assumed all liabilities of Dice, and Dice became a wholly-owned subsidiary of Dice Holdings, Inc. These financial statements do not include the effects of this transaction as described in Note 1.

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES

Principles of Consolidation

The consolidated financial statements include the accounts of Dice and its principal subsidiaries, DCSI, MeasureUp, EW Knowledge Products, Inc., and Dice India Holdings, Inc. (“Dice India”). All intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

Dice generates revenue from the following sources:

Recruitment packages. Recruitment package revenues are derived from the sale to recruiters and employers a combination of job listings and access to a searchable database of candidates on the dice.com and clearancejobs.com websites. Revenue from customers buying a package of available job listings and access to the database is recognized ratably over the length of the underlying contract, typically one to twelve months. Revenue from the sale of classified job listings is recognized ratably over the term of the contract or the period of actual usage, if shorter.

Certification test preparation and assessment. MeasureUp revenues are derived from providing online certification test preparation and related products for technology professionals. Technology professionals preparing for certification exams use these products at training centers or individually online. Revenue

DICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

August 31, 2005

from MeasureUp’s online certification preparation products is recognized ratably over the useful life of the product purchased. Revenue from the sale of CD-ROM test preparation exams is recognized when the product is shipped.

Job fair booth rentals. Job fair revenues are derived from renting booth space to recruiters and employers. Revenue from these sales is recognized when the job fair is held. Certain customers purchase access to resumes obtained at these job fairs, which revenue is recognized on a per event basis over the period of the contract.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered cash equivalents. Restricted cash is required for borrowing arrangements and security on leased property. Restricted cash totaled $567,000 and $596,000 as of December 31, 2004 and August 31, 2005, respectively.

Concentration of Credit Risk

Substantially all of Dice’s excess cash, cash equivalents and marketable securities have been invested in a diversified portfolio of debt instruments of United States government agencies and high quality money market instruments. At December 31, 2004 and August 31, 2005, the Company maintained balances in various banks in excess of the $100,000 balance insured by the Federal Deposit Insurance Corporation. The Company believes it is not exposed to any significant credit risk.

Dice performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. Accounts receivable allowances are provided for estimated uncollectible accounts, sales discounts and service credit allowances. Accounts receivable are stated net of allowances for doubtful accounts of $509,000 and $551,000 as of December 31, 2004 and August 31, 2005, respectively. During the year ended December 31, 2004 and the eight months ended August 31, 2005, one customer accounted for approximately 4.1% and 2.2% of revenue, respectively.

Allowance for Doubtful Accounts

Dice maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Dice’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Marketable Securities

Dice’s marketable securities are comprised of U.S. government and agency securities and corporate debt securities with readily determinable quoted market values. Marketable securities are classified and accounted for as “available-for-sale” and are reported at fair market value with the resulting net unrealized gains or losses reported as a separate component of stockholders’ equity. If management determines that an unrealized loss is other than temporary, such loss will be charged to the statement of operations.

Fixed Assets

Depreciation of equipment, furniture and fixtures, computer software and capitalized website development costs are provided under the straight-line method over estimated useful lives ranging from two to five years. Amortization of leasehold improvements is provided over the lesser of the term of the related lease or the estimated useful life of the improvement. The cost of additions and betterments is capitalized, and repairs and maintenance costs are charged to operations in the periods incurred.

DICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

August 31, 2005

Capitalized Software Costs

Capitalized software costs consist of costs to purchase and develop software for internal use. The Company capitalizes certain incurred software development costs in accordance with the AICPA issued Statement of Position No. 98-1, “Accounting for the Cost of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”). Costs incurred during the application-development stage for software bought and further customized by outside vendors for the Company’s use and software developed by a vendor for the Company’s proprietary use have been capitalized.

Website Development Costs

The Company capitalizes costs incurred in designing, developing, testing and implementing enhancements to its website. These costs are amortized over the enhancement’s estimated useful life, which is typically two years. Costs related to the planning and post-implementation phases of website development efforts are expensed as incurred.

Reorganization Value in Excess of Amounts Allocated to Identifiable Assets, Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”), effective for fiscal years beginning after December 15, 2001. Under the rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests in accordance with FAS 142. Other intangible assets continue to be amortized over their useful lives.

Reorganization Value in Excess of Amounts Allocated to Identifiable Assets and Goodwill are not subject to amortization and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. The impairment test consists of a comparison of the fair value of the asset with its carrying amount. If the carrying amount exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. After an impairment loss is recognized, the adjusted carrying amount of the asset is its new accounting basis.

Customer lists are amortized using the straight-line method over the expected period of benefit. Other intangible assets not amortized include brand and trade names and candidate databases. The carrying amount of intangibles will be reviewed on a regular basis for the existence of facts or circumstances, both internal and external that suggests impairment. The Company determines if the carrying amount of an asset is impaired based on anticipated undiscounted cash flows before interest and income taxes. In the event of impairment, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined primarily using the anticipated cash flows before interest and income taxes, discounted at a rate commensurate with the risk involved.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the year ended December 31, 2004 and the eight months ended August 31, 2005 was $5.8 million and $5.6 million, respectively.

Income Taxes

Dice recognizes deferred taxes by the asset and liability method. Under this method, deferred income taxes are recognized for differences between the financial statement and tax bases of assets and liabilities at enacted

DICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

August 31, 2005

statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The primary sources of temporary differences are depreciation and amortization of intangible assets and net operating loss carryforwards.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, and capital lease obligations approximate their fair values.

Risks and Uncertainties

Dice has a limited operating history and its prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for Internet products and services. These risks include the failure to develop and extend Dice’s online service brands, the rejection of Dice’s services by consumers, vendors and/or advertisers, the inability of Dice to maintain and increase the levels of traffic on its online services, as well as other risks and uncertainties. In the event that Dice does not successfully execute its business plan, certain assets may not be recoverable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Dice’s significant estimates include the useful lives and valuation of fixed assets and intangible assets; the accounts receivable allowance for doubtful accounts; and the income tax valuation allowance.

Stock-Based Compensation

Dice applies Accounting Principles Board’s Opinion No. 25, “Accounting for Stock-Issued to Employees” (“APB No. 25”) and related interpretations in accounting for its stock option issuances. Dice has adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation (“SFAS No. 123”). Under APB No. 25, generally, no compensation expense was recognized in connection with the awarding of stock option grants to employees provided that, as of the grant date, all terms associated with the award are fixed and the market price of the stock is equal to or less than the amount an employee must pay to acquire the stock as defined. In instances where Dice did not award stock options with a grant price equal to or greater than the value of Dice’s common stock, Dice recorded compensation costs and related income tax effects in its Consolidated Statements of Operations based on the intrinsic value of the award.

DICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

August 31, 2005

Had compensation expense for options granted to employees under the option plan been determined based on the fair value method prescribed by SFAS 123, our net income and net income per share would have been adjusted to the pro forma amounts below (in thousands, except per share data):

	2004	2005
Net income, as reported	$1,802	$5,865
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	70	47
Deduct: Total stock-based employee compensation expense under the fair value based method for all awards, net of related tax effects	(431)	(341)

Net income, pro forma	$1,441	$5,571

Net income per share:
As reported—basic	$90.13	$293.35
Pro forma—basic	72.08	278.65
As reported—diluted	84.85	262.28
Pro forma—diluted	69.13	250.93

For purposes of pro forma disclosures, the estimated fair value of the options is assumed to be expensed over the options’ vesting periods. For purposes of the above pro forma calculation, the value of each option granted through August 31, 2005 was estimated on the date of grant using the Black-Sholes pricing model with the following weighted-average assumptions:

	2004	2005
Risk-free interest rate	3.6%	4.1%
Expected volatility	45.4%	42.7%
Expected life (in years)	3	3
Dividend yield	—	—
Weighted average estimated fair value of options granted during the period	$569	$2,881

Comprehensive Income

FAS No. 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general-purpose financial statements. This statement requires that all items that are required to be recognized as components of comprehensive income (loss) be reported in a financial statement with the same prominence as other financial statements. The Company has determined that the only item of comprehensive income (loss) relates to its unrealized gain (loss) on marketable securities available-for-sale. The following table summarizes the components of other comprehensive income as of August 31, 2005 and December 31, 2004 (in thousands):

	December 31, 2004			August 31, 2005
	Before tax	Tax effect	Net of Tax	Before tax	Tax effect	Net of Tax
Securities available for sale:
Net unrealized gains (losses) arising during the year	$(66)	$—	$(66)	$62	$—	$62
Reclassification of gains (losses) included in net income	3	—	3	(2)	—	(2)

Net unrealized gains (losses) arising during the year	(63)	—	(63)	60	—	60

Other comprehensive income (loss)	$(63)	$—	$(63)	$60	$—	$60

DICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

August 31, 2005

Investment in Variable Interest Entity

In September 2004, Dice India entered into an agreement with CyberMedia (India) Limited (“CyberMedia”), a leading publisher of content for technology professionals in India, to form CyberMedia Dice. CyberMedia Dice was formed to launch an online technology job board for the posting of technology-related jobs based in India.

Under the terms of the agreement, the Company invested $500,000 in cash and made certain technology available to the joint venture in consideration for which Dice India has a 51% equity ownership of the joint venture. CyberMedia contributed certain assets of its existing job board and access to its media properties for promotional purposes in exchange for 49% of the equity in the joint venture. The board of directors is initially comprised of two members from each partner. Certain actions of the board of directors require unanimous consent of all the directors.

In April, 2005, CyberMedia Dice entered into an equipment finance agreement under which it borrowed approximately $100,000. The agreement calls for interest only payments for the first three months, and then equal monthly installments of $4,000. The interest rate on the loan is 12% per annum. The loan is secured by the technology hardware purchased with the proceeds. The outstanding amount as of August 31, 2005 is $64,000 and is included in other liabilities.

The job board launched in April 2005. The Company determined CyberMedia Dice to be a variable interest entity as it did not have sufficient equity at risk to finance their operations. CyberMedia Dice funded its operations through the cash contributions received from CyberMedia and the Company. The Company was determined to be the primary beneficiary as it is expected to absorb the majority of the expected losses as well as receive a majority of the expected residual returns. Accordingly, Dice has consolidated CyberMedia Dice with CyberMedia’s 49% interest reflected as minority interest.

Net Income (Loss) per Common and Common Equivalent Share

The Company follows FASB Statement No. 128, “Earnings Per Share”. Basic EPS is calculated by dividing income allocable to common shareholders by the weighted average number of shares outstanding. The company calculates diluted EPS under the treasury stock method unless the exercise of the stock options is anti-dilutive to basic EPS. The following table reconciles basic and diluted earnings per share (in thousands except share and per share data):

	2004	2005
Income available to common stockholders from continuing operations—basic and diluted	$1,641	$5,997

Income available to common stockholders from discontinued operations—basic and diluted	$161	$(132)

Weighted average shares outstanding—basic	19,993	19,993
Add shares issuable upon exercise of stock options	1,245	2,369

Weighted average shares outstanding—diluted	21,238	22,362

Basic earnings (loss) per share:
From continuing operations	$82.08	$299.95
From discontinued operations	8.05	(6.60)

	$90.13	$293.35

Diluted earnings (loss) per share:
From continuing operations	$77.27	$268.18
From discontinued operations	7.58	(5.90)

	$84.85	$262.28

DICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

August 31, 2005

NOTE 4—ACQUISITIONS

ClearanceJobs.com

In September 2004, the Company acquired substantially all of the assets of ClearanceJobs.com, the premier online job board focused exclusively on candidates with active U.S. Government security clearances. Total consideration consisted of $400,000 in cash at closing, plus a contingent payment based on billings achieved during the five-month period subsequent to closing, to a maximum of $400,000 in additional consideration. The contingent consideration of $400,000 was paid in 2005. The Company also entered into a non-compete agreement with the founders for a two-year period in exchange for a total of $50,000, payable over the two-year period.

Substantially the entire purchase price of $878,000, including transaction costs of $78,000, was allocated to intangible assets.

Targeted Job Fairs

In January 2005, the Company acquired substantially all of the assets of Targeted Job Fairs, LLC, a leading operator of job fairs and career-related expositions focused primarily on candidates with active U.S. Government security clearances. Total consideration consisted of $1.1 million paid in cash at closing and contingent payments based on the attainment of certain financial targets for the year ended December 31, 2005, up to an aggregate of $1.5 million in additional consideration.

Based on the results of operation to date, the Company has paid out $366,000 of the additional consideration as of August 31, 2005, and expects to ultimately pay the full $1.5 million.

Substantially all of the purchase price was allocated to intangible assets.

NOTE 5—MARKETABLE SECURITIES

Dice’s marketable securities are stated at fair value. The following table shows the cost, unrealized loss and fair value of Dice’s marketable securities as of December 31, 2004 and August 31, 2005 (in thousands):

	December 31, 2004
	Maturity	Cost	Unrealized Loss	Fair Value
Corporate debt securities	Within One Year	$104	$(1)	$103
U S. Government and agencies	Within One Year	2,277	(14)	2,263
U.S. Government and agencies	Over One Year	8,299	(52)	8,247

Total		$10,680	$(67)	$10,613

	August 31, 2005
	Maturity	Cost	Unrealized Loss	Fair Value
Corporate debt securities	Within One Year	$101	$—	$101
U S. Government and agencies	Within One Year	800	(4)	796
U.S. Government and agencies	Over One Year	700	(3)	697

Total		$1,601	$(7)	$1,594

DICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

August 31, 2005

NOTE 6—FIXED ASSETS

Fixed assets consist of the following as of December 31, 2004 and August 31, 2005 (in thousands):

	2004	2005
Computer equipment and software	$2,582	$4,400
Computer equipment acquired under capital leases	853	118
Furniture and fixtures	539	539
Leasehold improvements	840	844
Capitalized website development costs	1,125	1,344

	5,939	7,245
Less: accumulated depreciation and amortization	(3,770)	(3,990)

Fixed assets, net	$2,169	$3,255

Depreciation and amortization of fixed assets for the year ended December 31, 2004 and the eight months ended August 31, 2005, which includes amortization of assets recorded under capital leases, totaled approximately $2.0 million and $1.0 million, respectively. The accumulated amortization of assets under capital leases as of December 31, 2004 and August 31, 2005 was $650,000 and $85,000, respectively.

NOTE 7—INTANGIBLE ASSETS

Under FAS 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. Other intangible assets continue to be amortized over their useful lives.

Customer Lists are amortized on a straight-line basis over their estimated useful lives of two to five years. Amortization expense for the year ended December 31, 2004 and the eight months ended August 31, 2005 was $1.4 million and $1.2 million, respectively.

Intangible assets, net, consist of the following as of December 31, 2004 and August 31, 2005 (in thousands):

	2004	2005
Brand Names	$8,190	$7,206
Customer Lists	6,906	6,395
Candidate Database	3,841	3,829

	18,937	17,430
Accumulated Amortization	(2,041)	(3,273)

Intangible Assets, net	$16,896	$14,157

Reorganization Value In Excess of Amounts Allocated to Identifiable Assets	$357	$—

Goodwill	$314	$1,941

Reorganization value in excess of amounts allocated to identifiable assets was reduced by $5.8 million in 2004 and $4 million in 2005 as a result of changes in deferred taxes relating to the usage of net operating loss carryforwards generated prior to the Effective Date. Other intangible assets were reduced by $2.6 million in 2005. The entire $3.0 million in 2005 was recognized as a deferred tax expense in 2005. Of the 2004 amount, $2.2 million was recognized as deferred tax expense in 2004 and $3.6 million results from an estimate of future offsets to taxable income by net operating loss carryforwards. Additional benefits realized from net operating

DICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

August 31, 2005

loss carryforwards generated prior to the Effective Date will continue to reduce other intangibles until those assets are exhausted. Thereafter, those benefits will be recorded as additions to additional paid-in capital.

NOTE 8—COMMITMENTS AND CONTINGENCIES

Leases

Dice leases equipment and office space under non-cancelable leases expiring at various dates through October 2011. Future minimum lease payments under non-cancelable operating leases as of August 31, 2005 are as follows (in thousands):

Operating Leases
2005	$221
2006	587
2007	488
2008	466
2009	328
2010 and thereafter	517

Total minimum payments	$2,607

Rent expense was $561,000 and $425,000 for the year ended December 31, 2004 and the eight months ended August 31, 2005, respectively.

Restricted Cash and Letters of Credit

As of August 31, 2005, Dice has $467,000 in standby letters of credit that collateralize facility lease agreements. Restricted cash collateralizes such standby letters of credit.

Litigation

The Company is party to claims and litigation that arise in the normal course of business. The Company believes that the ultimate outcome of those claims and litigation will not have a material effect on the Company’s financial position, results of operations or cash flows.

NOTE 9—STOCKHOLDERS’ EQUITY

Preferred Stock

The Company’s Certificate of Incorporation provides for the authorization of the Board of Directors at its discretion to issue up to 20,000 shares of preferred stock with no par value. At the time of issuance, the Board of Directors will have discretion as to the designation of each issuance, voting rights, dividend rights and rates, if any, redemption price and liquidation preference, among other provisions.

No shares of preferred stock have been issued.

Common Stock

In accordance with the Plan, a total of 40,000 shares of Reorganized Dice Common Stock were authorized. Pursuant to the Plan, 20,000 shares were issued, 1,600 shares were reserved for issuance under the warrants, and

DICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

August 31, 2005

3,530 shares were reserved for issuance under a new stock option plan. None of these shares were registered under the Securities Act of 1933.

The holders of Dice common stock, warrants and options have certain “Tag Along Rights,” under which the holder has the right (but not the obligation) to elect to participate in any sale in one or more transactions of stock or warrants representing in the aggregate more than fifty percent (50%) of Dice equity. If one or more Tag Along Rightholders exercises his or their rights, the number of shares that the selling holder may sell will be reduced by an amount equal to the percentage of equity held by the participating rightholders and each participating rightholder will be entitled to sell up to its pro rata portion of the number of shares being made available for sale. The Tag Along Rights do not apply to certain transfers described in the Company’s Certificate of Incorporation.

Holders of Dice common stock and warrants desiring to sell, in one or more transactions, more than fifty percent (50%) of Dice equity will have the right (but not the obligation) to elect to compel all other Dice equityholders to sell all of their Dice equity in such transaction(s) (“Drag Along Rights”). If the Drag Along Rights are exercised, each Dice equityholder will be obligated to sell all of his Dice equity together with the sale by the Drag Along Rightholders upon the same terms and conditions.

Stock Option Plan

In conjunction with the emergence from protection under Chapter 11, the Company adopted the 2003 Stock Option Plan (the “Stock Option Plan”). Under the Stock Option Plan, options may be granted to employees and directors to purchase up to an aggregate of 3,530 shares of the Company’s common stock. Options granted under the Stock Option Plan may be options that are intended to qualify as incentive stock options and options that are not intended to so qualify. The Board of Directors or the compensation committee of the board determines the exercise price and other conditions as specified in the Stock Option Plan; provided that, for incentive stock options, the exercise price shall not be less than 100% of the fair market value of common stock at the date of grant. No option shall have a term in excess of seven (7) years. The options vest at a rate of 10% every three (3) months until fully vested. If incentive stock options are granted to a person possessing more than 10% of the combined voting power or value of all classes of stock of the Company, the exercise price shall not be less than 110% of the Company’s common stock fair market value on the date of grant. Options become fully exercisable upon a change of control of the Company.

As of June 30, 2003, a total of 3,175 options were granted at an exercise price of $1,350 per share. The equity value of the Company was determined to be $35.0 million as of the Effective Date based on a reorganization value of $35.8 million. An independent valuation of the shares represented by the stock options was performed as of June 30, 2003 in order to determine the fair value of those shares subject to option exercise. That valuation determined that the value of the shares subject to option should be based on a total equity value of $28.3 million. Therefore, the exercise price of the options granted as of June 30, 2003 are deemed to have been issued at below the market value of the underlying stock. As a result, the Company incurred a non-cash deferred stock compensation charge of $175,000 that will be amortized over the vesting term of the options through December 2005. The charge was calculated as the difference between the exercise price and the value of Dice common stock at the time of the grant, multiplied by the number of options granted. Non-cash charges of $70,000 and $47,000 were recognized during the year ended December 31, 2004 and the eight months ended August 31, 2005, respectively.

During the year ended December 31, 2004, an additional 195 options were granted at exercise prices ranging from $2,000 – $2,400 per share and during the eight-month period ended August 31, 2005, a total of 135 options were granted at exercise prices ranging from $1,350 – $4,700. The exercise prices on the dates of grant

DICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

August 31, 2005

were deemed to be the fair market value of the shares at the time of each issuance, except for 75 options granted in June 2005 that were issued at an exercise price below fair market value and with a measurement date effective upon the close of the transaction described in Note 2. See Note 1 for compensation costs associated with these options.

The following table summarizes information about stock options granted and forfeited for the year ended

December 31, 2004 and the eight months ended August 31, 2005:

	Option Shares	Weighted Average Exercise Price
Options outstanding—December 31, 2003	3,295	$1,365
Options granted during 2004	195	$2,204
Options cancelled or forfeited during 2004	(95)	$1,555

Options outstanding—December 31, 2004	3,395	$1,407
Options granted during 2005	135	$2,661

Options outstanding—August 31, 2005	3,530	$1,455

The following table summarizes information about stock options outstanding and exercisable as of August 31, 2005:

	Options Outstanding			Options Exercisable
Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares Exercisable	Weighted Average Exercise Price
$1,350	3,185	5.00	$1,350	2,488	$1,350
$1,750	120	5.25	$1,750	84	$1,750
$2,000	60	5.75	$2,000	30	$2,000
$2,250	15	6.00	$2,250	6	$2,250
$2,400	90	6.25	$2,400	27	$2,400
$3,900	30	6.50	$3,900	6	$3,900
$4,700	30	6.50	$4,700	3	$4,700

	3,530	5.08	$1,455	2,644	$1,392

As of August 31, 2005, Dice had reserved 3,530 shares of common stock for the exercise of options, none of which are available for future grants.

DICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

August 31, 2005

NOTE 10—INCOME TAXES

The components of the deferred tax asset as of December 31, 2004 and August 31, 2005 consist of the following (in thousands):

	2004	2005
Net operating loss carryforward	$26,084	$21,963
Depreciation and write-off of fixed assets	1,445	1,285
Provision for uncollectible accounts	232	232
Provision for accrued expenses and other, net	104	124
Current AMT tax credit	101	295

Deferred tax asset	27,966	23,899
Less: valuation allowance	(24,341)	(21,121)

Deferred tax asset, net	$3,625	$2,778

Tax expense for the periods ended December 31, 2004 and August 31, 2005 is as follows (in thousands):

	2004	2005
Current tax expense (benefit)	$(5)	$282
Deferred tax expense	2,167	3,873

Income tax expense	$2,162	$4,155

A reconciliation of the federal statutory rate to the effective tax rate on continuing operations applicable to income before income tax expense follows:

	2004	2005
Federal statutory rate	35.0%	35.0%
Permanent differences	11.7%	4.0%
State taxes, net of federal benefits	4.7%	0.0%
Other	5.4%	2.9%

Effective tax rate	56.8%	41.9%

As of August 31, 2005, Dice has a net operating loss carryforward for federal income tax purposes of approximately $56.3 million. The carryforwards will begin to expire in 2011 if not used. The net deferred tax asset has been partially reserved due to the uncertainty of Dice’s ability to realize this asset in the future.

Due to the transaction described in Note 2, the amount and availability of the net operating loss carryforwards may be subject to annual limitations set forth by the Internal Revenue Code. Factors such as the number of shares ultimately issued within a three-year look-back period; whether there is deemed to be a more than 50 percent change in control; the applicable long-term tax exempt bond rate; continuity of historical business; and subsequent income of the Company all enter into the annual computation of allowable annual utilization of the carryforwards.

Benefits realized from net operating loss carryforwards generated prior to the Effective Date will reduce reorganization value in excess of amounts allocated to identifiable assets and other intangible assets until those assets are exhausted. Thereafter, those benefits will be recorded as additions to additional paid-in capital.

DICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

August 31, 2005

NOTE 11—EMPLOYEE SAVINGS PLAN

Dice has a savings plan (the “Savings Plan”) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. For the year ended December 31, 2004 and the eight months ended August 31, 2005, Dice contributed $244,000 and $259,000, respectively, to match employee contributions to the Savings Plan.

NOTE 12—SEGMENT INFORMATION

Dice has identified one reportable segment: DCS Online. In addition to this reportable segment, the Company has other businesses and activities that individually are not more than 10% of consolidated revenues, net income, or total assets. These include Targeted Job Fairs and Dice India and are reported in the “Other” category. The following table shows the segment information for the periods ended December 31, 2004 and August 31, 2005 (in thousands):

	2004	2005
Revenues:
DCS Online	$32,232	$32,553
Other	—	1,323

Total revenues	$32,232	$33,876

Depreciation:
DCS Online	$2,030	$955
Other	—	35

Total depreciation	$2,030	$990

Amortization:
DCS Online	$1,378	$962
Other	—	286

Total amortization	$1,378	$1,248

Net income:
DCS Online	$1,641	$5,747
Other	—	26
Minority interest in net loss of subsidiary	—	224

Income from continuing operations	$1,641	$5,997
Income (loss) from discontinued operations	161	(132)

Net income	$1,802	$5,865

Total assets:
DCS Online	$50,154	$60,009
Other	—	3,029
Assets of discontinued operations	1,936	1,524

Total assets	$52,090	$64,562

Capital expenditures:
DCS Online	$1,046	$1,749
Other	—	327

Total capital expenditures	$1,046	$2,076

DICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

August 31, 2005

The following table shows the change in the carrying amount of goodwill by reportable segment for the periods ended December 31, 2004 and August 31, 2005 (in thousands):

	DCS Online	Other	Total
Balance, January 1, 2004	$314	$—	$—
Goodwill from acquisitions	—	—	314

Balance, December 31, 2004	314	—	314
Goodwill from acquisitions	25	1,602	1,627

Balance, August 31, 2005	$339	$1,602	$1,941

NOTE 13—DISCONTINUED OPERATIONS

The Company provided certification test preparation and assessment products for technology professionals through its subsidiary, MeasureUp. In February 2007, the Company decided to abandon the MeasureUp business after assessing the long-term economic viability of MeasureUp in light of its projected operating losses and the lack of an operational or strategic fit with the Company’s core business, and after unsuccessfully attempting to sell the business. All significant business activities of MeasureUp ceased on March 30, 2007. Accordingly, the Company now reflects the related assets, liabilities, and results of operations from this segment as discontinued operations for all periods presented. Expenses that are not directly identified to MeasureUp or are considered corporate overhead have not been allocated to this segment in arriving at results from discontinued operations. Summary results of operations for the former MeasureUp operating segment were as follows:

	2004	2005
Revenues	$3,602	$2,186
Operating expenses:
Cost of revenues	428	306
Product development	1,213	766
Sales and marketing	991	775
General and administrative	475	322
Depreciation	228	238

Total operating expenses	3,335	2,407

Operating income (loss)	267	(221)
Income tax expense (benefit)	106	(89)

Income (loss) from discontinued operations	$161	$(132)

The assets and liabilities of MeasureUp were as follows (in thousands):

	2004	2005
Cash	$534	$279
Accounts receivable, net of allowance for doubtful accounts of $57 and $56	382	225
Prepaid and other current assets	108	121

Current assets of discontinued operations	$1,024	$625

Fixed assets, net	$474	$486
Intangible assets, net	430	413
Other assets	8	—

Non-current assets of discontinued operations	$912	$899

Accounts payable and accrued expenses	$302	$398
Deferred revenue	350	469

Current liabilities of discontinued operations	$652	$867

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of eFinancialGroup Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit and loss, of total recognized gains and losses and cash flows present fairly, in all material respects, the financial position of eFinancialGroup Limited and its subsidiaries as at 31 December 2005 and 31 October 2006, and the results of their operations and their cash flows for each of the two years in the period ended 31 December 2005 and the ten month period ended 31 October 2006, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United Kingdom, vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

4 April 2007

eFINANCIALGROUP LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(in thousands £)

		For the year ended December 31,		For the period ended October 31, 2006
	Note	2004	2005
Turnover—Continuing operations		3,528	6,848	9,872
Turnover—Discontinued operations		7,919	9,697	9,978

Total turnover	2	11,447	16,545	19,850

Staff costs	5	(6,415)	(8,728)	(11,254)
Depreciation & amortisation of goodwill		(203)	(232)	(215)
Other operating charges		(4,512)	(6,330)	(7,551)

Group operating profit/loss—Continuing operations		(89)	939	365
Group operating profit—Discontinued operations		406	316	465

Total Group operating profit	3	317	1,255	830

Non-operating exceptional items	6	(207)	—	24,594
Interest receivable and similar income	7	23	56	144

Profit on ordinary activities before taxation		133	1,311	25,568
Tax on profit on ordinary activities	8	568	395	(316)

Profit on ordinary activities after taxation		701	1,706	25,252

STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

(in thousands £)

	For the year ended December 31,		For the period ended October 31,
	2004	2005	2006
Profit for the period	701	1,706	25,252
Purchase of shares from existing shareholders by ESOP trust	(208)	—	—
Exchange adjustments on translation of reserves of overseas subsidiaries	8	(12)	(8)

	501	1,694	25,244

There are no material differences between historical cost profits and losses and those shown above.

The accompanying Notes are an integral part of these financial statements.

eFINANCIALGROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(in thousands £)

	Note	December 31, 2005	October 31, 2006
Fixed assets
Intangible fixed assets	9	1,556	1,483
Tangible fixed assets	10	390	432

		1,946	1,915
Current assets
Debtors	12	4,193	36,399
Deferred taxation asset	8	907	591
Cash at bank and in hand		3,387	1,502

		8,487	38,492

Creditors: amounts falling due within one year	13	(6,438)	(9,564)

Net Current Assets		2,049	28,928

Net Assets		3,995	30,843

Called up share capital	14	2,956	3,139
Share premium	15	5,564	6,484
Profit and loss account	15	(4,525)	21,220

Equity shareholders’ funds	16	3,995	30,843

The accompanying Notes are an integral part of these financial statements.

eFINANCIALGROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands £)

		For the year ended December 31,		For the period ended October 31, 2006
	Note	2004	2005
Net cash (outflow)/ inflow from operating activities	17	704	2,363	(2,947)

Returns on investments and servicing of finance
Interest received		23	56	143

Taxation
UK corporation tax received		56	—	—

Capital expenditure
Purchase of tangible fixed assets		(205)	(304)	(184)

Net cash inflow before financing		578	2,115	(2,988)

Financing
Purchase of shares from existing shareholders by employee benefit trust	14	(208)	—	—
Issue of ordinary share capital	14	5	60	1,103

Increase/ (decrease) in cash in the period	18	375	2,175	(1,885)

The accompanying Notes are an integral part of these financial statements.

eFINANCIALGROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND OCTOBER 31, 2006 AND

FOR THE YEARS ENDED DECEMBER 31, 2004 and 2005 AND FOR THE PERIOD FROM

JANUARY 1, 2006 THROUGH OCTOBER 31, 2006

1    ACCOUNTING POLICIES

Basis of preparation

eFinanicalGroup Limited (the “Company” or “Group”) was incorporated on September 14, 2004 and was dormant until the acquisition of all the issued and outstanding shares of eFinancialNews Limited and its subsidiary eFinancialCareers Limited on January 1, 2005. No trading had occurred in the Company prior to January 1, 2005. The information included in these financial statements prior to January 1, 2005 represents the trading and other activities of eFinancialNews Limited, which includes the operating results of eFinancialNews and eFinancialCareers prior to January 1, 2005.

These financial statements do not represent the Company’s UK statutory financial statements and do not comply with UK Company’s law in all respects. A copy of the Company’s individual UK statutory financial statements is filed for public consumption with the UK Company’s House.

The principal activity of the Company is online recruitment and publishing.

Basis of accounting

These financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”). The financial statements are prepared under the historical cost convention in accordance with applicable accounting standards.

Discontinued operations

On the basis of an agreement signed on September 27, 2006, the shareholders agreed to sell the subsidiary eFinancialNews Limited (the publishing business). This transaction was completed on November 8, 2006 however as effective control of the entity had passed prior to October 31, 2006 under the terms of FRS 2 “Accounting for Subsidiary Undertakings” this disposal is accounted for within the period to October 31, 2006.

The profit on sale comprises consideration of a receivable of £22 million and the assumption of £5.5 million of loan payable to eFinancialNews Limited, less the book value of the investment held of £2.9 million and is recognised in the period as an exceptional item (note 6) and as part of Other debtors (note 12).

Turnover

Turnover, which is stated net of VAT and trade discounts, represents gross amounts invoiced to clients in respect of newspaper sales, newspaper subscriptions, website subscriptions for job postings, advertising and other related services. Revenue earned from subscriptions is recognised over the period to which the subscription relates with paid but unearned subscriptions being recorded as deferred income. Advertising revenue is recognised at the date of publication.

Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost less depreciation. Depreciation is provided at rates calculated to write off the costs less estimated residual value of each asset over its expected useful life, as follows:

Land and building leasehold improvements	Straight line over the life of the lease
Plant and machinery	3 years straight line
Fixtures, fittings & equipment	3 - 5 years straight line

eFINANCIALGROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2005 AND OCTOBER 31, 2006 AND

FOR THE YEARS ENDED DECEMBER 31, 2004 and 2005 AND FOR THE PERIOD FROM

JANUARY 1, 2006 THROUGH OCTOBER 31, 2006

Goodwill

Goodwill is calculated as the difference between the purchase consideration and the aggregate of net assets (or liabilities) of separable assets acquired on a fair value basis and is capitalised and amortised on a straight line basis over its estimated useful life. Goodwill arising on the acquisition of jobsinthemoney.com is being amortised over 20 years.

Deferred taxation

UK corporation tax is provided at amounts expected to be paid (or recovered) using tax rates and laws that have been enacted, or substantially enacted, at the balance sheet date.

Deferred taxation is accounted for in line with FRS 19 “Deferred Taxation”, and is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred. Deferred tax is measured on a non-discounted basis at the average tax rate anticipated for the periods in which the timing differences are expected to reverse.

Foreign Currency Translation

The functional currency of the Company is sterling, as the majority of operational transactions are denominated in sterling. Results of subsidiaries with a functional currency other than sterling are translated using the average rate of exchange ruling over the period. Closing assets and liabilities are translated at the exchange rate ruling at year end. The differences between retained profits of subsidiaries translated at average and closing rates of exchange are taken to reserves via the statement of total recognised gains and losses.

Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end rates of exchange are recognised in the profit and loss account.

Operating leases

The cost of operating leases is charged on a straight line basis over the lease term.

Share options

Share options are accounted for in line with FRS 20 “Share-based Payments” as of January 1, 2006. Compensation expense is realized over the vesting period of the share options based on the fair value determined at the grant date. Modifications to the options result in the options being revalued. Prior to January 1, 2006, share options were accounted for in line with UITF Abstract 17. Abstract 17 required a charge against profits based on the intrinsic value at grant date, which resulted in expense of nil for 2005.

eFINANCIALGROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2005 AND OCTOBER 31, 2006 AND

FOR THE YEARS ENDED DECEMBER 31, 2004 and 2005 AND FOR THE PERIOD FROM

JANUARY 1, 2006 THROUGH OCTOBER 31, 2006

2    TURNOVER

An analysis of turnover by destination is shown below:

	year ended December 31, 2004	year ended December 31, 2005	period ended October 31, 2006
	£ ’000	£ ’000	£ ’000
UK	8,959	12,449	14,159
European Union	681	1,148	2,064
North America	1,807	2,948	3,627

	11,447	16,545	19,850

Turnover is split by continuing and discontinued operations on the face of the profit and loss account. The results relating to the publishing business are shown as discontinued operations on Page 2. All results relating to the online recruitment business are shown as continuing operations on Page 2.

Net assets by business segment are shown below:

	December 31, 2005	October 31 2006
	£ ’000	£ ’000
Publishing	2,222	6,300
Online recruitment	1,773	24,543

	3,995	30,843

The net assets of the online recruitment business includes a receivable related to the sale of the publishing business as described in Note 1.

3    OPERATING PROFIT

The Group operating profit is stated after charging/ (crediting):

	year ended December 31, 2004	year ended December 31, 2005	period ended October 31, 2006
	£ ’000	£ ’000	£ ’000
Included within other operating charges:
Loss on disposal of tangible fixed assets	17	1	—
Auditors’ remuneration
—audit services	15	25	21
—non audit services	15	15	13
Operating lease charges—land and buildings	147	198	135
Foreign exchange profits (losses)	8	(12)	(8)

Included within depreciation and amortization of goodwill:
Depreciation of tangible assets	117	144	142
Amortization of goodwill	86	88	73

Non-audit services relate to corporate tax compliance fees.

eFINANCIALGROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2005 AND OCTOBER 31, 2006 AND

FOR THE YEARS ENDED DECEMBER 31, 2004 and 2005 AND FOR THE PERIOD FROM

JANUARY 1, 2006 THROUGH OCTOBER 31, 2006

4    DIRECTORS’ EMOLUMENTS

	2004	2005	2006
	£ ’000	£ ’000	£ ’000
Aggregate emoluments	347	864	1,846

Highest paid director:
Aggregate emoluments	125	167	1,137

There are no Directors for whom retirement benefits are accruing under money purchase pension schemes.

5    EMPLOYEE INFORMATION

Staff costs (including Directors) are as follows:

	year ended December 31, 2004	year ended December 31, 2005	period ended October 31, 2006
	£ ’000	£ ’000	£ ’000
Wages and salaries	5,854	7,947	10,175
Social security costs	561	781	1,079

	6,415	8,728	11,254

The average number of persons (including Directors) employed by the Group during the year/period was:

	2004	2005	2006
	number	number	number
eFinancial News	102	102	133
eFinancialCareers	23	65	81

	125	167	214

6    EXCEPTIONAL ITEMS

	year ended December 31 2004	year ended December 31 2005	period ended October 31 2006
	£ ’000	£ ’000	£ ’000
Professional fees relating to the restructuring of the Company	(22)	—	—
Gain on sale of eFinancial News Limited	—	—	24,594
Redundancy fees relating to:
Reorganisation of the publishing business	(125)	—	—
Reorganisation of management structure in jobsinthemoney.com	(60)	—	—

	(207)	—	24,594

eFINANCIALGROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2005 AND OCTOBER 31, 2006 AND

FOR THE YEARS ENDED DECEMBER 31, 2004 and 2005 AND FOR THE PERIOD FROM

JANUARY 1, 2006 THROUGH OCTOBER 31, 2006

7    INTEREST RECEIVABLE AND SIMILAR INCOME

	year ended December 31, 2004	year ended December 31, 2005	period ended October 31, 2006
	£ ’000	£ ’000	£ ’000
Interest receivable and similar income	23	56	144

8    TAX ON PROFIT ON ORDINARY ACTIVITIES

a) Analysis of credit for the year

	year ending December 31, 2004	year ending December 31, 2005	period ending October 31, 2006
	£ ’000	£ ’000	£ ’000
Current tax:
Adjustments in respect of prior periods	(56)	—	—

Total current tax	(56)	—	—

Deferred tax:
Origination and reversal of timing differences in current year	(512)	(395)	(26)
Derecognition of deferred tax asset	—	—	72
Adjustment to prior year deferred tax	—	—	270

Tax on profit on ordinary activities	(568)	(395)	316

b) Factors affecting tax charge for the year

	year ending December 31, 2004	year ending December 31, 2005	period ending October 31, 2006
	£ ’000	£ ’000	£ ’000
Group profit on ordinary activities before tax	133	1,311	25,568

Charge on Group profit on ordinary activities before tax at UK Corporation tax rate of 30% for all periods presented	40	393	7,668
Accelerated capital allowances	(102)	(5)	(19)
Short-term timing differences	—	—	(127)
Prior periods tax losses utilised	(26)	(421)	171
Permanent differences	26	33	(304)
Exceptional items	62	—	(7,378)
Adjustments in respect of prior periods	(56)	—	(11)

Total tax charge for the year	(56)	—	—

c) Factors that may affect future tax charges:

Tax losses as at October 31, 2006 amounted to £2,156,000 which are likely to reduce future tax payments by the individual entities by £647,000. The Directors consider all the tax losses to be recoverable against future profits of the Group and have recognised a deferred asset for the full amount in the financial statements. There are no unprovided deferred tax balances.

eFINANCIALGROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2005 AND OCTOBER 31, 2006 AND

FOR THE YEARS ENDED DECEMBER 31, 2004 and 2005 AND FOR THE PERIOD FROM

JANUARY 1, 2006 THROUGH OCTOBER 31, 2006

d) Deferred tax assets relate to the following:

	December 31 2005	October 31 2006
	£ ’000	£ ’000
Accumulated losses	907	647
Capital allowances	—	71
Sundry timing differences	—	(127)

Deferred tax asset	907	591

9    INTANGIBLE FIXED ASSETS

On September 19, 2003, the Group acquired 100% of the issued share capital of JobsintheMoney.com, Inc. The difference between the consideration paid and the fair value of net assets acquired of £1,755,674 was recognised as goodwill which is being amortised over a 20 year period. Amortisation of goodwill for the period is as follows:

£ ’000
Cost
As at January 1, 2005	1,756
Additions	—

As at December 31, 2005	1,756
Additions	—

As at October 31, 2006	1,756

Amortisation
As at January 1, 2005	112
Amortised during the year	88

As at December 31, 2005	200
Amortised during the period	73

As at October 31, 2006	273

Net book value
As at December 31, 2005	1,556

As at October 31, 2006	1,483

eFINANCIALGROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2005 AND OCTOBER 31, 2006 AND

FOR THE YEARS ENDED DECEMBER 31, 2004 and 2005 AND FOR THE PERIOD FROM

JANUARY 1, 2006 THROUGH OCTOBER 31, 2006

10    TANGIBLE FIXED ASSETS

	Leasehold improvements	Plant & machinery	Office equipment	Group
	£ ’000	£ ’000	£ ’000	£ ’000
Cost or valuation
At January 1, 2005	42	144	45	231
Additions	93	173	38	304
Disposals	—	—	(1)	(1)

At December 31, 2005	135	317	82	534
Additions	14	117	53	184

At October 31, 2006	149	434	135	718

Depreciation
At January 1, 2005	—	—	—	—
Charge for the year	20	105	19	144

At December 31, 2005	20	105	19	144
Charge for the period	25	100	17	142

At October 31, 2006	45	205	36	286

Net book value
At December 31, 2005	115	212	63	390

At October 31, 2006	104	229	99	432

11    INVESTMENTS

The Group held more than 10% of the share capital of the following companies at October 31, 2006.

	Country of incorporation or registration	Class	Shares held	Nature of business
eFinancialNews Limited	England & Wales	Ordinary	100%	Financial publishing
eFinancialNews, Inc.	USA	Ordinary	100%	Financial publishing
eFinancialCareers Limited	England & Wales	Ordinary	100%	Internet careers
Jobsinthemoney.com, Inc.	USA	Ordinary	100%	Internet careers
London Financial News Publishing Limited	England & Wales	Ordinary	100%	Dormant
Hay Holdings Limited	British Virgin Isles	Ordinary	100%	Dormant

eFINANCIALGROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2005 AND OCTOBER 31, 2006 AND

FOR THE YEARS ENDED DECEMBER 31, 2004 and 2005 AND FOR THE PERIOD FROM

JANUARY 1, 2006 THROUGH OCTOBER 31, 2006

12    DEBTORS

	December 31, 2005	October 31, 2006
	£ ’000	£ ’000
Trade debtors	3,868	5,844
Other debtors	50	30,123
Prepayments and accrued income	275	432

	4,193	36,399

Other debtors includes amounts receivable from the sale of eFinancialNews Limited and the £5.5 million loan to the new eFinancialNews owners.

13    CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	December 31, 2005	October 31, 2006
	£ ’000	£ ’000
Trade creditors	757	1,066
Other taxation and social security	763	1,667
Accruals and deferred income	4,918	6,831

	6,438	9,564

On 19 December 2005 the Company entered into an agreement with its bankers, National Westminster Bank Plc whereby the bank provided the Company, and its UK subsidiaries, with an overdraft facility up to a gross limit of £1 million. The facility is secured by Debentures over the assets of eFinancialGroup Limited, eFinancialNews Limited and eFinancialCareers Limited. There is also an intercompany guarantee amongst those Companies.

14    SHARE CAPITAL

	December 31, 2005	October 31, 2006
	£ ’000	£ ’000
Authorised
5,000,000 ordinary shares of £1 each	5,000	5,000

Allotted, called up and fully paid
3,139,144 ordinary shares at £1 each (2005: 2,955,452 ordinary shares at £1 each)	2,956	3,139

The Group has a share-based payment scheme to award share options to employees. The options vest over a three year period and can be exercised for seven years after vesting. Options have been issued at various times since the plan began. At January 1, 2006, the Group adopted FRS 20, which resulted in a charge to prior year reserves of £92,000.

In September 2006, the Group received an offer from Dice Holdings, Inc. to purchase the entire share capital of the Group for £21.84 per share. This offer was accepted by the Group’s shareholders. At the time of the

eFINANCIALGROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2005 AND OCTOBER 31, 2006 AND

FOR THE YEARS ENDED DECEMBER 31, 2004 and 2005 AND FOR THE PERIOD FROM

JANUARY 1, 2006 THROUGH OCTOBER 31, 2006

offer all of the outstanding options became fully vested in accordance with the scheme rules. This is considered a modification and required that compensation expense be recorded for the previously unvested portion of the awards in the amount of £462,000.

The following is a summary of the share options outstanding during the periods:

	Number	Weighted Average Exercise Price
Options outstanding at December 31, 2004	290,228	£6.36
Granted in 2005	12,000	£6.00
Exercised in 2005	(49,727)	£1.21
Cancelled in 2005	(1,344)	£1.32

Options outstanding at December 31, 2005	251,157	£7.39

Exercised in 2006	(218,692)	£6.01

Options outstanding at October 31, 2006	32,465	£16.71

The following share options were exercised during 2006:

Month of exercise	Number of shares	Price	Net Proceeds
			£ ’000s
January 2006	19,227	£1.32	25
March 2006	12,546	£1.32	17
October 2006	74,465	£1.32	98
October 2006	35,000	£7.00	245
October 2006	42,454	£16.92	718

	183,692		1,103

In 2004, the Employee Share Trust acquired 35,000 ordinary shares of £1 in the Company from existing shareholders for £208,540.

Additionally, 35,000 shares were exercised in the Employee Benefit Trust at £6.00. At October 31, 2006 there were 32,465 options over ordinary shares in eFinancialGroup Limited in issue that were exercisable at £16.71 that were subsequently cancelled.

eFINANCIALGROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2005 AND OCTOBER 31, 2006 AND

FOR THE YEARS ENDED DECEMBER 31, 2004 and 2005 AND FOR THE PERIOD FROM

JANUARY 1, 2006 THROUGH OCTOBER 31, 2006

15    RESERVES

	Share Premium	Profit and loss account
	£ ’000	£ ’000
As at January 1, 2005	5,554	(6,272)
Issue of ordinary share capital	10	—
Retained profit/ (loss) for the year	—	1,706
Share-based payments	—	53
Exchange adjustments on translation of reserves of overseas subsidiaries	—	(12)

As at December 31, 2005	5,564	(4,525)

Issue of ordinary share capital	920	—
Retained profit/ (loss) for the period	—	25,252
Share-based payments	—	501
Exchange adjustments on translation of reserves of overseas subsidiaries	—	(8)

As at October 31, 2006	6,484	21,220

16    RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS’ FUNDS

£ ’000
As at January 1, 2005	2,188
Issue of ordinary share capital	50
Share premium	10
Retained profit for the year	1,706
Other reserves	53
Translation differences	(12)

As at December 31, 2005	3,995

Issue of ordinary share capital	183
Share premium	920
Retained profit for the period	25,252
Other reserves	501
Translation differences	(8)

As at October 31, 2006	30,843

17    RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2004	2005	2006
	£ ’000	£ ’000	£ ’000
Operating profit	317	1,255	830
Depreciation & amortisation of goodwill	203	232	215
Loss on disposal of fixed assets	17	1	—
Non cash movement for sale of subsidiary	—	—	24,594
Increase in debtors	(687)	(1,821)	(32,206)
Increase in creditors	854	2,643	3,119
Non cash expense for share options	—	53	501

Net cash inflow (outflow) from operating activities	704	2,363	(2,947)

eFINANCIALGROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2005 AND OCTOBER 31, 2006 AND

FOR THE YEARS ENDED DECEMBER 31, 2004 and 2005 AND FOR THE PERIOD FROM

JANUARY 1, 2006 THROUGH OCTOBER 31, 2006

18    ANALYSIS OF CHANGES IN NET FUNDS

£ ’000
Net funds at January 1, 2005	1,212
Increase in cash	2,175

Net funds at December 31, 2005	3,387

Decrease in cash	(1,885)

Net funds at October 31, 2006	1,502

19    FINANCIAL COMMITMENTS

At October 31, 2006 the Company had annual commitments under non-cancellable operating leases as follows:

	Land and buildings
	2005	2006
	£ ’000	£ ’000
Expiry date:
Less than one year	15	13
Between one and two years	—	—
Between two and five years	216	313

20    RELATED PARTY TRANSACTIONS

The Company has taken advantage of the exemptions within FRS 8 from disclosure of transactions with fellow group undertakings. All group undertakings are fully consolidated companies.

eFINANCIALGROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2005 AND OCTOBER 31, 2006 AND

FOR THE YEARS ENDED DECEMBER 31, 2004 and 2005 AND FOR THE PERIOD FROM

JANUARY 1, 2006 THROUGH OCTOBER 31, 2006

21    SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). Such differences involve methods for measuring the amounts shown in the financial statements.

The following is a summary of the adjustments to consolidated profit on ordinary activities after taxation and consolidated shareholders’ funds that would have been required in applying the significant differences between UK GAAP and US GAAP:

	Note	Year ended December 31, 2004	Year ended December 31, 2005	Year ended October 31, 2006
		£ ’000	£ ’000	£ ’000
Profit on ordinary activities after taxation as reported under UK GAAP		701	1,706	25,252

US GAAP adjustments:
Amortization of goodwill	i	86	88	73
Gain on sale of eFinancialNews	ii	—	—	(24,594)
Share-based payments	iii	—	—	(53)
Tax on ordinary activities	iv	(512)	(395)	918

Net income under US GAAP		275	1,399	1,596

	Note		December 31, 2005	October 31, 2006
			£ ’000	£ ’000
Equity shareholders’ funds as reported under UK GAAP			3,995	30,843

US GAAP adjustments:
Amortization of goodwill	i		200	273
Gain on sale of eFinancialNews	ii		—	(24,594)
Share-based payments	iii		53	—
Tax on ordinary activities	iv		(907)	11

Equity shareholders’ funds under US GAAP			3,341	6,533

Summaries of the principal differences between UK and US GAAP which are applicable to the Company are set out below:

i.    Goodwill

Under UK GAAP the Company’s goodwill arising from the acquisition of JobsintheMoney.com, Inc. is being amortized over a 20 year period. Under US GAAP, goodwill is not amortized, but instead tested for impairment. The Company performs an annual test in the third quarter or more frequently if indicators of potential impairment exist, to determine if the carrying value of the recorded goodwill is impaired. The impairment review process compares the fair value of the reporting unit in which goodwill resides to its carrying

eFINANCIALGROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2005 AND OCTOBER 31, 2006 AND

FOR THE YEARS ENDED DECEMBER 31, 2004 and 2005 AND FOR THE PERIOD FROM

JANUARY 1, 2006 THROUGH OCTOBER 31, 2006

value. The determination of whether or not goodwill has become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of the Company’s reporting units. Changes in the Company’s strategy and/or market conditions could significantly impact these judgments and require adjustments to recorded amounts of intangible assets. No impairment was indicated.

ii.     Discontinued operations and gain on sale of eFinancialNews Limited

In September 2006, the Group received an offer from Dice Holdings, Inc. (“DHI”) to purchase the entire share capital of the Group. A condition of the offer was the sale of eFinancialNews Limited (“eFN”) to a company controlled by a group of former eFinancialGroup shareholders. The sale of eFinancialGroup Limited to DHI closed on October 31, 2006. eFN was immediately sold by DHI.

Under UK GAAP, discontinued operations are presented for the sale of a business that is completed within three months after the commencement of the subsequent period. Under US GAAP, discontinued operations are not presented until the operations have ceased. Accordingly, the sale of eFN is not considered discontinued operations under US GAAP and the gain on the sale is not realized under US GAAP.

iii.     Share-based payments

Under UK GAAP, FRS 20 was implemented as of January 1, 2006 at which time an adjustment to prior year reserves of £53,000 was made to record compensation expense on the options granted after 7 November 2002. Prior to January 1, 2006, share options were accounted for in line with UITF Abstract 17.

Under US GAAP, SFAS 123R applies to all awards granted after the required effective date of January 1, 2006 and to awards modified, repurchased, or cancelled after that date. Therefore, the adjustment to prior year reserves made under UK GAAP was not required under US GAAP. The awards became fully vested at the time of the acceptance by Group shareholders of the offer by DHI to purchase the Group. This event is a modification under UK and US GAAP which required that the fair value of the company be determined and additional compensation expense is recorded. Prior to January 1, 2006, share options were accounted for under the intrinsic value method prescribed by Accounting Principals Board Opinion No. 25 “Accounting for Stock-Issued to Employees.” No compensation charges were recognized prior to January 1, 2006.

iv.     Deferred taxes

Under UK GAAP, a provision is recorded for deferred taxation under the liability method, at the expected applicable rates, to the extent that such taxation is more likely than not to crystallize in future periods. This means that the full potential liability is not necessarily provided. Additionally, deferred tax assets are recognized only when they are expected to be recoverable within the foreseeable future.

Under US GAAP, deferred taxation is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognized for differences between the financial and taxation basis of assets and liabilities and for tax loss carry forwards at the statutory rate at each reporting date. A valuation allowance is established when it is more likely than not that some portion or all of the deferred taxation assets will not be realized. The reconciling items in 2006, 2005 and 2004 reflect the impact of recording the Company’s gross deferred tax assets and liabilities under US GAAP as well as recognition of a valuation allowance where the Company does not have evidence to suggest that the asset is more likely than not that all of the deferred tax assets will not be recognized.

eFINANCIALGROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2005 AND OCTOBER 31, 2006 AND

FOR THE YEARS ENDED DECEMBER 31, 2004 and 2005 AND FOR THE PERIOD FROM

JANUARY 1, 2006 THROUGH OCTOBER 31, 2006

The recognized deferred tax asset is based upon the expected future utilization of tax loss carryforwards and the reversal of other temporary differences. For financial reporting purposes, the Group has recognized a valuation allowance for those benefits for which realization does not meet the more likely than not criteria.

A full valuation allowance has been recognized in respect of the tax loss carryforwards for the periods ending 2005 and 2004 as the Company had a long history of losses and because it was more likely than not that the balance of tax loss carryforwards would not be realized. In 2006 the valuation allowance was reassessed and as of October 31, 2006 there was no remaining valuation allowance as all remaining loss carryforwards and other timing differences have been assessed as realizable. The Company continually reviews the adequacy of the valuation allowance and is recognizing these benefits only as the reassessment indicates that it is more likely than not that the benefits will be realized.

v.     Cash flow information

Under UK GAAP, cash flows are presented for operating activities; dividends received from associated undertakings; returns on investments and servicing of finance; taxation; capital expenditure and financial investment; acquisitions and disposals; equity dividends paid; management of liquid resources and financing. US GAAP requires the classification of cash flows as resulting from operating, investing and financing activities.

Cash flows under UK GAAP in respect of interest received, interest paid, investment income and taxation would be included within operating activities under US GAAP. Capital expenditure and financial investment and cash flows from acquisitions and disposals would be included within investing activities under US GAAP. Dividends paid by subsidiary undertakings, dividends paid to minority interests, equity dividends paid and management of liquid resources would be included within financing activities under US GAAP.

A summary of the Group’s operating, investing and financing activities, classified in accordance with US GAAP, follows:

	2004	2005	2006
	£ ’000s	£ ’000s	£ ’000s
Cash provided by operating activities	547	2,419	(2,804)
Cash used in investing activities	(205)	(304)	(184)
Cash provided by financing activities	(203)	60	1,103

Net increase (decrease) in cash and cash equivalents	139	2,175	(1,885)
Cash at the beginning of the period	1,073	1,212	3,387

Cash at the end of the period	1,212	3,387	1,502

vi.     New US accounting standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not impose fair value measurements on items not already accounted for at fair value; rather it applies, with certain exceptions, to other accounting pronouncements that either require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of adopting SFAS 157 on its consolidated financial statements.

eFINANCIALGROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2005 AND OCTOBER 31, 2006 AND

FOR THE YEARS ENDED DECEMBER 31, 2004 and 2005 AND FOR THE PERIOD FROM

JANUARY 1, 2006 THROUGH OCTOBER 31, 2006

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”), and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a return. Guidance is also provided on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of adopting FIN 48 on its consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of adopting SFAS 159 on its consolidated financial statements.

****

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following sets forth the expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the common stock registered hereby. Other than the Securities and Exchange Commission registration fee and the New York Stock Exchange fee the amounts set forth below are estimates:

SEC registration fee	$7,665
NASD fee	25,467
New York Stock Exchange fee	250,000
Printing expenses	250,000
Accounting fees and expenses	1,000,000
Legal fees and expenses	800,000
Blue Sky fees and expenses	—
Transfer agent fees and expenses	10,000
Miscellaneous	156,868

Total	$2,500,000

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Directors’ liability; indemnification of directors and officers. Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, because the person is or was a director or officer of the corporation. Such indemnity may be against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by applicable law, a director will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. In addition, our by-laws provide that we will indemnify each director and officer and may indemnify employees and agents, as determined by our board, to the fullest extent provided by the laws of the State of Delaware.

The foregoing statements are subject to the detailed provisions of section 145 of the Delaware General Corporation Law and our amended and restated certificate of incorporation and by-laws.

Section 102 of the Delaware General Corporation Law permits the limitation of directors’ personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director except for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) breaches under section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchase or redemptions, and (iv) any transaction from which the director derived an improper personal benefit.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the Securities Act.

We maintain directors’ and officers’ liability insurance for our officers and directors.

The Underwriting Agreement for this offering will provide that each underwriter severally agrees to indemnify and hold harmless Dice Holdings, Inc., each of our directors, each of our officers who signs the registration statement, and each person who controls Dice Holdings, Inc. within the meaning of the Securities Act but only with respect to written information relating to such underwriter furnished to Dice Holdings, Inc. by or on behalf of such underwriter specifically for inclusion in the documents referred to in the foregoing indemnity.

Item 15. Recent Sales of Unregistered Securities.

The following is a summary of our transactions within the past three years involving sales of our securities that were not registered under the Securities Act. Except as otherwise noted, the information in this Item 15 does not give effect to the Stock Split.

(a)    On June 28, 2005, in connection with our formation, we issued and sold an aggregate of 200 shares of common stock, par value $0.01, at a price of $0.01 per share or an aggregate purchase price of $2.00, to the General Atlantic Stockholders and the Quadrangle Stockholders, with each receiving 100 shares of common stock. This transaction was effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) of the Securities Act.

(b)    On August 31, 2005, in connection with our acquisition of Dice Inc., we issued and sold an aggregate of 110,400 shares of Series A convertible preferred stock at a purchase price of $1,000 per share or an aggregate purchase price of $110,400,000 to the General Atlantic Stockholders and the Quadrangle Stockholders, with each receiving 55,200 shares of Series A convertible preferred stock. These transactions were effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) of the Securities Act.

(c)    On August 31, 2005, in connection with our acquisition of Dice Inc., we issued and sold 1,400 shares of Series A convertible preferred stock to certain members of our management at a purchase price of

$1,000 per share or an aggregate purchase price of $1,400,000. These transactions were effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) of the Securities Act.

(d)    On October 31, 2006, in connection with the eFinancialGroup Acquisition, we issued and sold an aggregate of 7,820 shares of Series A convertible preferred stock at a purchase price of £1,692.86 (or $3,201 per share) or an aggregate purchase price of £13,238,143 (or $25,031,778), as of the exchange rate in effect on October 31, 2006, to certain former stockholders of eFinancialGroup as partial consideration for the eFinancialGroup Acquisition. This transaction was effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) of the Securities Act.

(e)    On October 31, 2006, we issued and sold an aggregate of 52 shares of Series A convertible preferred stock at a purchase price of £1,692.86 (or $3,201 per share) or an aggregate purchase price of £88,029 (or $166,374) to two members of eFinancialGroup management in exchange for the cash out of their long-term incentive plan account, with the two members of management receiving 35 and 17 shares of common stock, respectively. These issuances were effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) of the Securities Act.

(f)    We issued options to purchase a total of 13,670 shares of common stock in 2005, 2,788 shares of common stock in 2006 and 1,822 shares of common stock in 2007 to date to our employees, executive officers, and directors under our 2005 Stock Plan, as described below. All of these issuances were effected without registration under the Securities Act in reliance on the exemption from registration provided pursuant to Rule 701 of the Securities Act.

(g)    We issued options to purchase a total of 254 shares of common stock on May 9, 2007 to one of our directors under our 2007 Equity Plan, as described below. This issuance was effected without registration under the Securities Act in reliance on an exemption from registration provided pursuant to Rule 701 of the Securities Act.

The table below sets forth our option issuances within the past three years.

Date of Grant	Number of options	Original exercise price
2005
November 7	13,670	$1,000	(1)(2)

2006
May 2	299	$1,621	(1)(2)
November 1	2,195	$2,750	(2)
December 5	294	$2,750	(2)

2007
January 31	40	$3,020	(2)
January 31	1,364	$3,812	(2)
March 27	418	$3,177
May 9	254	$3,278

(1)	The original strike price was reduced by $89 on October 27, 2006 in lieu of a dividend.
(2)	In accordance with the terms of our 2005 Stock Plan, the exercise price on the then unvested options was reduced by $820 on March 23, 2007 to reflect a non-recurring dividend paid to our stockholders of $900.11 per share. In lieu of a dividend, each holder of vested options received a payment of $900.11 per vested option.

(h)    On June 18, 2007, we issued shares of our common stock to our existing stockholders to effect a 461 to 1 stock split. The Stock Split did not represent an offer or sale of common stock under the Securities Act. In addition, all of the outstanding shares of Series A convertible preferred stock will be converted into shares of common stock in the Conversion. The Conversion is exempt from registration under Section 3(a)(9) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

The following documents are exhibits to the Registration Statement:

Exhibit Number	Description

1.1**	Form of Underwriting Agreement.

3.1*	Form of Amended and Restated Certificate of Incorporation.

3.2*	Form of Amended and Restated By-laws.

4.1	Specimen Stock Certificate.

4.2*	Amended and Restated Financing Agreement, dated as of March 21, 2007, by and among Dice Holdings, Inc. and Dice Career Solutions, Inc., as borrowers, Dice India Holdings, Inc., EW Knowledge Products, Inc. and Measure Up, Inc., as guarantors, the lenders from time to time party thereto and Ableco Finance, LLC, as administrative and collateral agent.

4.3*	Resignation and Appointment of Administrative Agent Agreement; Amendment Number One to Amended and Restated Financing Agreement, entered into as of May 21, 2007, by and among Dice Holdings, Inc., Dice Inc. and Dice Career Solutions, Inc. as borrowers, each Subsidiary of the Parent listed as a Guarantor on the signature pages thereto, the lenders party thereto, Ableco Finance LLC as collateral agent and in its capacity as resigning administrative agent and Wells Fargo Foothill, Inc. as successor administrative agent.

4.4*	Amendment Number Two to Amended and Restated Financing Agreement, entered into as of June 14, 2007, by and among Dice Holdings, Inc., Dice Inc. and Dice Career Solutions, Inc. as borrowers, each Subsidiary of the Parent listed as a Guarantor on the signature pages thereto, the lenders on the signature pages thereto, Ableco Finance LLC as collateral agent for the lenders and Wells Fargo Foothill, Inc. as administrative agent for the lenders.

5.1	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to legality of the common stock.

10.1*	Form of Second Amended and Restated Shareholders Agreement to be entered into by Dice Holdings, Inc. and the eFG Shareholders named therein.

10.2*	Form of Institutional and Management Shareholders Agreement to be entered into by and among Dice Holdings, Inc., the Quadrangle Entities named therein, the General Atlantic Entities named therein and the Management Shareholders named therein.

10.3*	Form of Employment Agreement, dated as of October 25, 2002, and amended as of July 1, 2003 and July 9, 2005, between Dice Inc. and Scot W. Melland.

10.4*	Form of Employment Agreement, dated as of April 20, 2000, and amended as of March 1, 2001, between Earthweb Inc. and Michael P. Durney.

10.5*	Form of Employment Agreement, dated as of July 9, 2001, and amended as of August 17, 2004, between Dice Inc. and Thomas M. Silver.

10.6*	Form of Employment Agreement, dated as of March 17, 1999, and amended as of March 1, 2001 and October 24, 2002, between Earthweb Inc. and Constance Melrose.

10.7*	Form of Employment Agreement, dated as of January 31, 2000, and amended as of March 1, 2001, between Earthweb Inc. and Brian Campbell.

10.8*	The Dice Holdings, Inc. 2005 Omnibus Stock Plan (the “2005 Stock Plan”).

10.9*	Form of Stock Option Award Agreement under the 2005 Stock Plan.

10.10*	The Dice Holdings, Inc. 2007 Equity Award Plan (the “2007 Equity Plan”).

10.11*	Form of Stock Award Agreement under the 2007 Equity Plan.

10.12*	The Dice Holdings, Inc. Executive Cash Incentive Plan.

Exhibit Number	Description

21.1*	Subsidiaries of the Registrant.

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2	Consent of LWBJ, LLP, independent registered public accounting firm.

23.3	Consent of PricewaterhouseCoopers LLP, independent auditors.

23.4	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1 to this Registration Statement).

24.1*	Powers of Attorney (included on signature pages of this Part II).

24.2*	Power of Attorney of John W. Barter.

24.3*	Power of Attorney of Anton J. Levy.

*	Previously filed.
**	To be filed by amendment.

(b) Financial Statement Schedules.

Page
Schedule I - Financial Information of Parent Company	II-6
Schedule II - Consolidated Valuation of Qualifying Accounts	II-10

Schedules not listed above have been omitted because information required to be set forth therein is not applicable or is shown in the financial statements to the notes thereto.

Item 17. Undertakings.

(a)    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)    The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SCHEDULE I

DICE HOLDINGS, INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

As of December 31, 2005 and 2006

(in thousands except share and per share amounts)

	2005	2006
ASSETS
Investment in subsidiaries	$170,261	$314,714

Total assets	$170,261	$314,714

LIABILITIES AND STOCKHOLDERS’ EQUITY
Notes payable to subsidiaries	$60,000	$179,740
Interest payable to subsidiaries	—	639

Total liabilities	60,000	180,379

Stockholders’ equity:
Convertible preferred stock, $.01 par value, authorized 57,625,000 shares; issued and outstanding: 51,539,800 and 55,168,792 shares at December 31, 2005 and 2006, respectively (liquidation value $2.17)	515	552
Common stock, $.01 par value, authorized 69,150,000 shares; issued and outstanding: 92,200 shares	1	1
Additional paid-in capital	111,473	138,077
Accumulated other comprehensive income (loss)	(6)	1,829
Accumulated deficit	(1,722)	(6,124)

Total stockholders’ equity	110,261	134,335

Total liabilities and stockholders’ equity	$170,261	$314,714

See notes to the Dice Holdings, Inc. consolidated financial statements included elsewhere herein.

SCHEDULE I

DICE HOLDINGS, INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF OPERATIONS

For the period from June 28, 2005 (inception) through December 31, 2005 and for the year ended December 31, 2006

(in thousands)

	2005	2006
Revenues:
Equity in earnings of subsidiaries	$(1,722)	$7,370

Operating income	(1,722)	7,370

Interest expense	—	(639)
Other income	—	47

Net income (loss)	$(1,722)	$6,778

See notes to the Dice Holdings, Inc. consolidated financial statements included elsewhere herein.

SCHEDULE I

DICE HOLDINGS, INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the period from June 28, 2005 (inception) through December 31, 2005 and for the year ended December 31, 2006

(in thousands except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amount
Initial equity contribution	51,539,800	$515	92,200	$1	$111,284	$—	$—	$111,800

Net loss						(1,722)		(1,722)
Other comprehensive loss:
Net unrealized loss on available-for-sale securities, net of tax of $0							(6)	(6)

Total comprehensive loss								(1,728)

Stock based compensation					189			189

Balance at December 31, 2005	51,539,800	515	92,200	1	111,473	(1,722)	(6)	110,261

Net income						6,778		6,778
Other comprehensive income:
Foreign currency translation adjustment, net of tax of $786							1,833	1,833
Net unrealized gain on available-for-sale securities, net of tax of $1							2	2

Total comprehensive income								8,613

Stock based compensation					1,467			1,467
Issuance of preferred stock to acquire eFinancialGroup Limited	3,628,992	37			25,137			25,174
Convertible preferred stock dividends declared ($0.22 per share)						(11,180)		(11,180)

Balance at December 31, 2006	55,168,792	$552	92,200	$1	$138,077	$(6,124)	$1,829	$134,335

See notes to the Dice Holdings, Inc. consolidated financial statements included elsewhere herein.

SCHEDULE I

DICE HOLDINGS, INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

For the period from June 28, 2005 (inception) through December 31, 2005 and for the year ended December 31, 2006

(in thousands)

	2005	2006
Cash flows provided by operating activities:
Net income (loss)	$(1,722)	$6,778
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in earnings of subsidiaries	1,722	(7,370)
Change in interest payable	—	639

Net cash provided by operating activities	—	47

Acquisition of eFinancialGroup Limited	—	(108,595)
Acquisition of Dice Inc.	(172,012)	—
Change in intercompany payable	212	(12)

Net cash used for investing activities	(171,800)	(108,607)

Dividends paid on convertible preferred stock	—	(11,180)
Issuance of convertible preferred stock	111,800	—
Proceeds from notes payable to subsidiaries	60,000	119,740

Net cash provided by financing activities	171,800	108,560

Net change in cash and cash equivalents for the period	—	—
Cash and cash equivalents, beginning of period	—	—

Cash and cash equivalents, end of period	$—	$—

Supplemental cash flow information:
Non-cash investing and financing activities:
Issuance of preferred stock to acquire eFinancialGroup Limited	$—	$25,174

See notes to the Dice Holdings, Inc. consolidated financial statements included elsewhere herein.

SCHEDULE II

DICE HOLDINGS, INC.

CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

For the period from June 28, 2005 (inception) through December 31, 2005 and for the year ended December 31, 2006

(in thousands)

Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Charged to Income	Deductions	Balance at End of Period
Reserves Deducted From Assets to Which They Apply:
Reserve for uncollectible accounts receivable:
Period ended December 31, 2005	$—	$524	$—	$524
Year ended December 31, 2006	524	571	(265)	830
Reserve for deferred tax assets:
Period ended December 31, 2005	$11,782	$—	$—	$11,782
Year ended December 31, 2006	11,782	—	(11,782)	—

See notes to the Dice Holdings, Inc. consolidated financial statements included elsewhere herein.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 22, 2007.

DICE HOLDINGS, INC.

By:	/S/ SCOT W. MELLAND
Scot W. Melland President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on June 22, 2007 by the following persons in the capacities indicated.

Signature	Title

/S/ SCOT W. MELLAND Scot W. Melland	President and Chief Executive Officer and Director (Principal Executive Officer)

* Michael P. Durney	Senior Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)

* John W. Barter	Director

* Peter Ezersky	Director

* David S. Gordon	Director

* David C. Hodgson	Director

* Anton J. Levy	Director

* Jeffrey S. Nordhaus	Director

* William Wyman	Director

*By:	/S/ SCOT W. MELLAND
Scot W. Melland
Attorney-in-fact

EXHIBIT INDEX

1.1**	Form of Underwriting Agreement.

3.1*	Form of Amended and Restated Certificate of Incorporation.

3.2*	Form of Amended and Restated By-laws.

4.1	Specimen Stock Certificate.

4.2*	Amended and Restated Financing Agreement, dated as of March 21, 2007, by and among Dice Holdings, Inc. and Dice Career Solutions, Inc., as borrowers, Dice India Holdings, Inc., EW Knowledge Products, Inc. and Measure Up, Inc., as guarantors, the lenders from time to time party thereto and Ableco Finance, LLC, as administrative and collateral agent.

4.3*	Resignation and Appointment of Administrative Agent Agreement; Amendment Number One to Amended and Restated Financing Agreement, entered into as of May 21, 2007, by and among Dice Holdings, Inc., Dice Inc. and Dice Career Solutions, Inc. as borrowers, each Subsidiary of the Parent listed as a Guarantor on the signature pages thereto, the lenders party thereto, Ableco Finance LLC as collateral agent and in its capacity as resigning administrative agent and Wells Fargo Foothill, Inc. as successor administrative agent.

4.4*	Amendment Number Two to Amended and Restated Financing Agreement, entered into as of June 14, 2007, by and among Dice Holdings, Inc., Dice Inc. and Dice Career Solutions, Inc. as borrowers, each Subsidiary of the Parent listed as a Guarantor on the signature pages thereto, the lenders on the signature pages thereto, Ableco Finance LLC as collateral agent for the lenders and Wells Fargo Foothill, Inc. as administrative agent for the lenders.

5.1	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to legality of the common stock.

10.1*	Form of Second Amended and Restated Shareholders Agreement to be entered into by Dice Holdings, Inc. and the eFG Shareholders named therein.

10.2*	Form of Institutional and Management Shareholders Agreement to be entered into by and among Dice Holdings, Inc., the Quadrangle Entities named therein, the General Atlantic Entities named therein and the Management Shareholders named therein.

10.3*	Form of Employment Agreement, dated as of October 25, 2002, and amended as of July 1, 2003 and July 9, 2005, between Dice Inc. and Scot W. Melland.

10.4*	Form of Employment Agreement, dated as of April 20, 2000, and amended as of March 1, 2001, between Earthweb Inc. and Michael P. Durney.

10.5*	Form of Employment Agreement, dated as of July 9, 2001, and amended as of August 17, 2004, between Dice Inc. and Thomas M. Silver.

10.6*	Form of Employment Agreement, dated as of March 17, 1999, and amended as of March 1, 2001 and October 24, 2002, between Earthweb Inc. and Constance Melrose.

10.7*	Form of Employment Agreement, dated as of January 31, 2000, and amended as of March 1, 2001, between Earthweb Inc. and Brian Campbell.

10.8*	The Dice Holdings, Inc. 2005 Omnibus Stock Plan (the “2005 Stock Plan”).

10.9*	Form of Stock Option Award Agreement under the 2005 Stock Plan.

10.10*	The Dice Holdings, Inc. 2007 Equity Award Plan (the “2007 Equity Plan”).

10.11*	Form of Stock Award Agreement under the 2007 Equity Plan.

10.12*	The Dice Holdings, Inc. Executive Cash Incentive Plan.

21.1*	Subsidiaries of the Registrant.

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2	Consent of LWBJ, LLP, independent registered public accounting firm.

23.3	Consent of PricewaterhouseCoopers LLP, independent auditors.

23.4	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1 to this Registration Statement).

24.1*	Powers of Attorney (included on signature pages of this Part II).

24.2*	Power of Attorney of John W. Barter.

24.3*	Power of Attorney of Anton J. Levy.

*	Previously filed.
**	To be filed by amendment.